12026867

Limitedbrands

Proxy Statement for the
2012 Annual Meeting of Stockholders
and 2011 Annual Report

Limitedbrands

Dear Partner,

2011 was a year of record performance for Limited Brands – we made good progress:

- Comparable store sales increased 10 percent
- Inventories per selling square foot at cost were flat to last year
- We ended the year with a record adjusted operating income rate of 14.9 percent
- We returned $2.3 billion to shareholders through repurchases, and special and regular dividends

Getting better

We got measurably better, and it started with a simple notion … believing we could get better and working at it. This is a fundamentally optimistic way to view life. Every day, every week and every month people across the enterprise worked to get better – be more focused, get faster and act more frugally – and we made progress in each.

We kept a clear and narrow focus on performance. We concentrated on maintaining a strong, healthy domestic business with category dominant brands while expanding internationally in ways that are deliberate and disciplined. We made thoughtful decisions this year to eliminate distractions and focus on performance from our core, including the sale of the third-party apparel sourcing business. And we thought carefully about all of our real estate this year – constantly reviewing and editing poor real estate (for example, taking the decision to close underperforming stores in Canada).

We put our energy into efforts to get faster. Everything has to be rethought and reimagined to be more agile so we can react faster. Moving ideas and insights from customer to merchandise, then back to customer with greater speed means we improved sales, reduced promotions and satisfied customers.

To maintain focus and flexibility we have to think frugally – efficiently – carefully managing inventories and expenses and applying the same discipline to how we manage time.

'Getting better' is part of our culture … it's how we work and how we think … about our brands, the business and ourselves … front of the mind awareness … about getting better, and better – and better.

International

We, along with our partners, added roughly 90 net international stores in the last year. With more than 680 stores in nearly 40 countries and approximately $1 billion in retail sales, our international business is substantial and we know the opportunities are significant. But we continue to be disciplined and deliberate as we build our brands internationally, maintaining critical focus at home with our domestic business. Our domestic brands have great growth potential – and must be protected.

Doing good

We got better as a business and did well. We also did great good – as an enterprise and as individuals. Doing good and improving lives is an important part of our culture … it gives us purpose. Associates around the world dedicated more time and money than ever before to make our world outside of work a better place. In 2011 we:

- Raced, walked and biked to end cancer – more than 11,000 participants in walks and races in North America raised more than $4.4 million to support cancer research. We were the largest Komen Race for the Cure team nationally, the number one fundraiser for the Weekend to End Women's Cancers in Montreal and the number one fundraiser for the James Cancer Hospital at The Ohio State University through the Pelotonia ride here in Ohio.

- Strengthened the social service safety net – raising more than $9 million for United Way this year. Since 1997, our associates have raised $101 million for United Way of Central Ohio, more than any other organization.
- Invested in the community – with more than $15 million from the Limited Brands Foundation and more than $3 million in product donations for non-profit organizations.
- Touched lives – more than 44,000 families across the U.S. through the Holiday Giving Tree and Adopt-a-Mom programs, and thousands of underprivileged women and children through eight international agencies funded by Limited Brands/Mast Cares.
- Gave time and energy to causes we care about – donating more than 15,000 associate volunteer hours in the U.S., Canada and Asia.
- Supported our colleagues – through donations to the Associates for Associates emergency fund.
- And so much more ….

The opportunity ahead

We have excellent brands, very talented people at every level, competitive opportunity … and most importantly, *we believe we can get even better*. Our performance goal is to be in the top tier of major international specialty retail businesses, in terms of growth and financial performance. We will continue to learn, develop and grow our talent and business. We will be more focused on the retail fundamentals and more connected to our customer. We'll get faster, increase agility and work hard to be efficient with our resources, energy and time. We will commit to get better and better and better.

I am so optimistic about the future. We have set smart and deliberately aggressive goals and are committed to work hard to achieve them. We are determined to get better.

Sincerely,

Leslie H. Wexner
Chairman and CEO

Notice of Annual Meeting of Stockholders and Proxy Statement

May 24, 2012

Limitedbrands

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on May 24, 2012: The proxy statement and annual report to stockholders are available at *http://www.proxyvote.com*.

Limitedbrands

April 12, 2012

DEAR STOCKHOLDER:

You are cordially invited to attend our 2012 annual meeting of stockholders to be held at 9:00 a.m., Eastern Time, on May 24, 2012, at our offices located at Three Limited Parkway, Columbus, Ohio 43230. Our Investor Relations telephone number is 614-415-6400 should you require assistance in finding the location of the meeting. The formal Notice of Annual Meeting of Stockholders and proxy statement are attached. If you plan to attend, please bring the Admittance Slip located at the back of this booklet and a picture I.D., and review the attendance information provided. I hope that you will be able to attend and participate in the meeting, at which time I will have the opportunity to review the business and operations of Limited Brands.

The matters to be acted upon by our stockholders are discussed in the Notice of Annual Meeting of Stockholders. It is important that your shares be represented and voted at the meeting. Accordingly, after reading the attached proxy statement, would you kindly sign, date and return the enclosed proxy card or vote by telephone or via the Internet as described on the enclosed proxy card. Your vote is important regardless of the number of shares you own.

Sincerely yours,

Leslie H. Wexner
Chairman of the Board

[THIS PAGE INTENTIONALLY LEFT BLANK]

Limited brands

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

May 24, 2012

April 12, 2012

To Our Stockholders:

We are pleased to invite you to attend our 2012 annual meeting of stockholders to:

- Elect the three nominees proposed by the Board of Directors as directors to serve for a three-year term.
- Ratify the appointment of our independent registered public accountants.
- Hold an advisory vote to approve named executive officer compensation.
- Vote on a proposal to amend the Certificate of Incorporation to remove supermajority voting requirements.
- Vote on the stockholder proposals described in the accompanying proxy statement, if properly presented at the meeting.
- Transact such other business as may properly come before the meeting.

Stockholders of record at the close of business on April 4, 2012 may vote at the meeting. **If you plan to attend, please bring the Admittance Slip located at the back of this booklet and a picture I.D., and review the attendance information provided.**

Your vote is important. Stockholders of record can give proxies by calling a toll-free telephone number, by using the Internet or by mailing their signed proxy cards. Whether or not you plan to attend the meeting, please vote by telephone or via the Internet or sign, date and return the enclosed proxy card in the envelope provided. Instructions are included on your proxy card. You may change your vote by submitting a later dated proxy (including a proxy via telephone or the Internet) or by attending the meeting and voting in person.

By Order of the Board of Directors,

Leslie H. Wexner
Chairman of the Board

PROXY STATEMENT TABLE OF CONTENTS

INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

The Board of Directors of Limited Brands, Inc. is soliciting your proxy to vote at our 2012 annual meeting of stockholders (or at any adjournment of the meeting). This proxy statement summarizes the information you need to know to vote at the meeting. In this proxy statement, "we," "our," "Limited Brands" and the "Company" refer to Limited Brands, Inc.

We began mailing this proxy statement and the enclosed proxy card, or the Notice of Internet Availability of Proxy Materials (the "Notice"), on or about April 12, 2012 to all stockholders entitled to vote. Limited Brands' 2011 Annual Report on Form 10-K, which includes our financial statements, is being sent with this proxy statement and is available in paper copy by request or in electronic form.

Date, Time and Place of Meeting

Date:	May 24, 2012
Time:	9:00 a.m., Eastern Time
Place:	Three Limited Parkway, Columbus, Ohio 43230

Attending the Meeting

Stockholders who plan to attend the meeting in person must bring photo identification and the Admittance Slip located at the back of this booklet. Because of necessary security precautions, bags, purses and briefcases may be subject to inspection. To speed the admissions process, stockholders are encouraged to bring only essential items. Cameras, camcorders or video taping equipment are not allowed.

Shares Entitled to Vote

Stockholders entitled to vote are those who owned Limited Brands common stock (which we refer to throughout this proxy statement as "Common Stock") at the close of business on the record date, April 4, 2012. As of the record date, there were 293,314,043 shares of Common Stock outstanding. Each share of Common Stock that you own entitles you to one vote.

Voting Your Shares

Whether or not you plan to attend the annual meeting, we urge you to vote. Stockholders of record can give proxies by calling a toll-free telephone number, by using the Internet or by mailing their signed proxy cards. The telephone and Internet voting procedures are designed to authenticate stockholders' identities, to allow stockholders to give their voting instructions and to confirm that stockholders' instructions have been recorded properly. If you are voting by mail, please complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you are voting by telephone or via the Internet, please use the telephone or Internet voting procedures set forth on the enclosed proxy card. Returning the proxy card or voting via telephone or the Internet will not affect your right to attend the meeting and vote.

The enclosed proxy card indicates the number of shares that you own.

Voting instructions are included on your proxy card. If you properly fill in your proxy card and send it to us or vote via telephone or the Internet in time to vote, one of the individuals named on your proxy card (your "proxy") will vote your shares as you have directed. If you sign the proxy card or vote via telephone or the Internet but do not make specific choices, your proxy will follow the Board's recommendations and vote your shares in the following manner:

- "FOR" the election of the Board's three nominees for director (as described on pages 4 and 5);
- "FOR" the ratification of the appointment of our independent registered public accountants (as described on page 11);

- "FOR" on the advisory vote to approve named executive officer compensation (as described on pages 12 and 13);
- "FOR" the proposal to amend the Certificate of Incorporation to remove supermajority voting requirements (as described on pages 14 and 15), in recognition of the vote at the Company's 2011 annual meeting on a stockholder proposal addressing the same topic.
- "AGAINST" the stockholder proposals (as described on pages 16 through 26).

If any other matter is properly presented at the meeting, your proxy will vote in accordance with his or her best judgment. At the time this proxy statement went to press, we knew of no other matters to be acted on at the meeting. See "Vote Necessary to Approve Proposals" for a discussion of the votes required to approve these items.

Certain stockholders received a Notice containing instructions on how to access this proxy statement and our Annual Report on Form 10-K via the Internet. Those stockholders should refer to the Notice for instructions on how to vote.

Revoking Your Proxy

You may revoke your proxy by:

- submitting a later dated proxy (including a proxy via telephone or the Internet);
- notifying our Secretary at our principal executive offices at Three Limited Parkway, Columbus, Ohio 43230, in writing before the meeting that you have revoked your proxy; or
- voting in person at the meeting.

Voting in Person

If you plan to vote in person, a ballot will be available when you arrive. However, if your shares are held in the name of your broker, bank or other nominee, you must bring an account statement or letter from the nominee indicating that you were the beneficial owner of the shares at the close of business on April 4, 2012, the record date for voting, as well as a proxy, executed in your favor, from the nominee.

Appointing Your Own Proxy

If you want to give your proxy to someone other than the individuals named as proxies on the proxy card, you may cross out the names of those individuals and insert the name of the individual you are authorizing to vote. Either you or that authorized individual must present the proxy card at the meeting.

Quorum Requirement

A quorum of stockholders is necessary to hold a valid meeting. The presence in person or by proxy at the meeting of holders of shares representing at least one-third of the votes of the Common Stock entitled to vote constitutes a quorum. Abstentions and "broker non-votes" are counted as present for establishing a quorum. A broker non-vote occurs on an item when a broker is not permitted to vote on that item absent instruction from the beneficial owner of the shares and no instruction is given.

Vote Necessary to Approve Proposals

- Pursuant to the Company's Bylaws, each director will be elected by a majority of the votes cast with respect to such director. A majority of the votes cast means that the number of votes "for" a director's election must exceed 50% of the votes cast with respect to that director's election. Any "against" votes will count as a vote cast, but "abstentions" will not count as a vote cast with respect to that director's election. Under Delaware law, if the director is not elected at the annual meeting, the director will continue to serve on the Board as a "holdover director." As required by the Company's Bylaws, each director has submitted an irrevocable letter of resignation as director that becomes effective if he or she does not receive a majority of votes cast in an election and the Board accepts the resignation. If a director is not elected, the Nominating & Governance Committee will consider the director's resignation and recommend to the Board whether to accept or reject the resignation.

- The ratification of Ernst & Young LLP as our independent registered public accountants requires the affirmative vote of a majority of the votes present in person or by proxy and voting thereon.
- The advisory vote to approve named executive officer compensation requires the affirmative vote of a majority of the votes present in person or by proxy and voting thereon. While this vote is required by law, it will neither be binding on the Company or the Board, nor will it create or imply any change in the fiduciary or other duties of, or impose any additional fiduciary or other duties on, the Company or the Board. However, the Compensation Committee will take into account the outcome of the vote when considering future executive compensation decisions.
- The proposal to amend the Certificate of Incorporation to remove certain supermajority voting requirements requires the affirmative vote of at least 75% of the outstanding shares entitled to vote at the annual meeting.
- The stockholder proposals require the affirmative vote of a majority of the votes present in person or by proxy and voting thereon.

Impact of Abstentions and Broker Non-Votes

You may "abstain" from voting for any nominee in the election of directors and on the other proposals, and your abstention will not count as a vote cast. However, abstentions with respect to the proposal to amend the Certificate of Incorporation will have the same effect as a vote against the proposal. Abstentions with respect to the election of directors and on the other proposals will be excluded entirely from the vote and will have no effect.

In addition, under New York Stock Exchange ("NYSE") rules, if your broker holds your shares in its name, your broker is permitted to vote your shares on the proposal to ratify Ernst & Young LLP as our independent registered public accountant, even if it did not receive voting instructions from you. Your broker may not vote your shares on any of the other proposals without specific instruction. A "broker non-vote" occurs when a broker submits a proxy but refrains from voting. Shares represented by broker non-votes are counted as present or represented for purposes of determining the presence of a quorum but are not counted as otherwise present or represented.

Obtaining Additional Copies of the Proxy Materials

We have adopted a procedure called "householding." Under this procedure, stockholders who share the same last name and reside at the same mailing address will receive one Notice or one set of proxy materials (if they have elected to receive hard copies of the proxy materials), unless one of the stockholders at that address has notified us that they wish to receive individual copies. Stockholders who participate in householding continue to receive separate control numbers for voting. Householding does not in any way affect dividend check mailings.

If you hold Limited Brands Common Stock and currently are subject to householding, but prefer to receive separate copies of proxy materials and other stockholder communications from Limited Brands, or if you are sharing an address with another stockholder and would like to consent to householding, you may revoke or grant your consent to householding as appropriate at any time by calling toll-free at 1-800-579-1639 or notifying our Secretary at our principal executive offices at Three Limited Parkway, Columbus, Ohio 43230.

A number of brokerages and other institutional holders of record have implemented householding. If you hold your shares beneficially in street name, please contact your broker or other intermediary holder of record to request information about householding.

PROPOSAL 1: ELECTION OF DIRECTORS

The Board of Directors has nominated three directors for election at the annual meeting. If you elect the three nominees, they will hold office for a three-year term expiring at the 2015 annual meeting or until their successors have been elected. All nominees are currently serving on our Board of Directors.

We believe that our Board as a whole possesses the right diversity of experience, qualifications and skills to oversee and address the key issues facing our Company. In addition, we believe that each of our directors possesses key attributes that we seek in a director, including strong and effective decision-making, communication and leadership skills. Set forth below is additional information about the experience and qualifications of each of the nominees for director, as well as each of the current members of the Board, that led the Nominating & Governance Committee and Board of Directors to conclude, at the time each individual was nominated to serve on the Board of Directors, that he or she would provide valuable insight and guidance as a member of the Board of Directors.

Your proxy will vote for each of the nominees unless you specify otherwise. If any nominee is unable to serve, your proxy may vote for another nominee proposed by the Board of Directors. We do not know of any nominee of the Board of Directors who would be unable to serve as a director if elected.

The Board of Directors Recommends a Vote FOR the Election of All of the Following Nominees of the Board of Directors:

Nominees and Directors

Nominees of the Board of Directors at the 2012 Annual Meeting

James L. Heskett *Director since 2002* *Age 79*

Mr. Heskett is a Baker Foundation Professor Emeritus at the Harvard University Graduate School of Business Administration, where he has served on the faculty and administration since 1965. Mr. Heskett served as a member of the Board of Directors of Office Depot, Inc. through 2006 and as a member of the Board of Directors of Intelliseek through 2005. Mr. Heskett's nomination is supported by his broad expertise with respect to a range of management and organizational matters, including logistics, customer relationship management, service management and entrepreneurship.

Allan R. Tessler *Director since 1987* *Age 75*

Mr. Tessler has been Chairman of the Board and Chief Executive Officer of International Financial Group, Inc., an international merchant banking firm, since 1987. He has been Chairman of the Board of Epoch Investment Partners, Inc., an investment management company and formerly J Net Enterprises, since 2004. He was Chief Executive Officer and Chairman of the Board of J Net Enterprises from 2000 to 2004. Mr. Tessler was Chairman of the Board of InterWorld Corporation from 2001 to 2004. Mr. Tessler was Chairman of Checker Holdings Corp. IV from 1997 to 2009. Mr. Tessler has served as a director of TD Ameritrade, a securities brokerage company, since November 2006. Mr. Tessler serves on TD Ameritrade's Audit Committee. He has served as a director of Steel Partners Holding GP, Inc., a general partner of a global diversified holding company, since 2010, and currently serves as Chairman of the Board of both Teton Financial Services, a financial services company, and Rocky Mountain Bank, a Wyoming bank. Mr. Tessler's nomination is supported by his broad business experience and financial expertise, together with his involvement in various public policy issues.

Abigail S. Wexner *Director since 1997* *Age 50*

Mrs. Wexner is Chair of the Boards of Directors of Nationwide Children's Hospital Inc. and Nationwide Children's Hospital; Founder and Chair of the Boards of The Center for Family Safety & Healing (f/k/a

Columbus Coalition Against Family Violence), KidsOhio.org and the Center for Child and Family Advocacy; Vice Chair of the Board of KIPP Journey Academy; and a Trustee of The Wexner Center Foundation and the United States Equestrian Team Foundation. Mrs. Wexner is the wife of Leslie H. Wexner. Mrs. Wexner's nomination is supported by her executive and legal experience, as well as her expertise with respect to a wide range of diversity, philanthropic and public policy issues.

Directors Whose Terms Continue until the 2013 Annual Meeting

Dennis S. Hersch *Director since 2006* *Age 65*

Mr. Hersch is President of N.A. Property, Inc., through which he acts as a business advisor to Mr. and Mrs. Wexner, and has done so since February 2008. He also serves as a trustee of several trusts established by Mr. and Mrs. Wexner. He was a Managing Director of JPMorgan Securities Inc., an investment bank, from December 2005 through January 2008, where he served as the Global Chairman of its Mergers & Acquisitions Department. Mr. Hersch was a partner of Davis Polk & Wardwell LLP, a New York law firm, from 1978 until December 2005. Mr. Hersch has been a director of Clearwire Corporation, a wireless, high-speed Internet service provider, since November 2008 and a director at Sprout Foods, Inc., a producer of organic baby food, since 2009. Mr. Hersch's nomination was supported by his legal and financial expertise, as well as his considerable experience with corporate governance matters, strategic issues and corporate transactions.

David T. Kollat *Director since 1976* *Age 73*

Dr. Kollat has been Chairman of 22, Inc., a management consulting firm, since 1987. He has also served as director of Big Lots, Inc., a retailer, since 1990; Select Comfort Corporation, a designer, manufacturer and retailer of premium beds and bedding accessories, since 1994; and Wolverine World Wide, Inc., a global footwear, athletic apparel and accessories designer, manufacturer and retailer, since 1992. In addition to his broad business experience (including service on several boards of directors) and marketing expertise, Dr. Kollat's nomination was supported by his particular experience in the retail, apparel and other related industries, both at the management and board levels.

William R. Loomis, Jr. *Director since 2005* *Age 64*

Mr. Loomis serves as Senior Advisor to China International Capital Corporation, an investment bank, and to Lazard LLC, an investment bank. He has also been an independent financial advisor since January 2009. Mr. Loomis served as a director (and member of the Audit Committee) of Pacific Capital Bancorp, a banking and financial services firm, from 2010 to 2012. Mr. Loomis was a General Partner or Managing Director of Lazard Freres & Co., an investment bank, from 1984 to 2002. After the formation of Lazard LLC in 2000, he became the Chief Executive Officer of the new entity. Mr. Loomis became a Limited Managing Director of Lazard LLC in 2002 and resigned from that position in March 2004. Until 2007, Mr. Loomis was a member of the Board of Directors of Alcan, Inc., an aluminum and packaging company. Mr. Loomis's nomination was supported by his executive experience, financial expertise and substantial history as a senior strategic advisor to complex businesses and multiple executives.

Leslie H. Wexner *Director since 1963* *Age 74*

Mr. Wexner has been Chief Executive Officer of Limited Brands since he founded the Company in 1963, and Chairman of the Board for more than forty years. Mr. Wexner is the husband of Abigail S. Wexner. Mr. Wexner's nomination was supported by his leadership of the Company since its inception, demonstrated by its substantial growth.

Directors Whose Terms Continue until the 2014 Annual Meeting

Donna A. James *Director since 2003* *Age 54*

In April 2006, Ms. James established Lardon & Associates LLC, a business and executive advisory services firm, where she is Managing Director. Ms. James served as the President of Nationwide Strategic Investments, a division of Nationwide Mutual Insurance Company ("Nationwide"), from 2003 through March 31, 2006. Ms. James served as Executive Vice President and Chief Administrative Officer of Nationwide and National Financial Services from 2000 until 2003. Ms. James served as Chairman of Financial Settlement Services Agency, Inc. from 2005 through 2006. She is a director of Coca-Cola Enterprises Inc., a nonalcoholic beverages company; Time Warner Cable Inc., a provider of video, data and voice services; and Marathon Petroleum Corp., a transportation fuels refiner. Ms. James serves on the Audit Committees of Coca-Cola Enterprises Inc. and Time Warner Cable Inc. Ms. James' service as a director and member of the Audit Committee of Coca-Cola Enterprises will end in May 2012. Effective May 2012, Ms. James will join the Audit Committee of Marathon Petroleum Corp. and become the Chairperson of the Audit Committee at Time Warner Cable Inc. Ms. James's nomination was supported by her executive experience, financial expertise, service on several boards of directors and experience with respect to corporate diversity and related issues.

Jeffrey H. Miro *Director since 2006* *Age 69*

Mr. Miro has been a senior partner of the Honigman Miller Schwartz and Cohn LLP law firm since November 2004. He was a partner and Chairman of the law firm of Miro Weiner & Kramer from 1981 until November 2004. He is an Adjunct Professor of Law at The University of Michigan Law School, teaching courses in taxation and corporate governance. Mr. Miro is a director of M/I Homes, Inc., a national home building company, and was a director of Sotheby's Holdings, Inc., an auctioneer of art, jewelry, and collectibles, until May 2006. Mr. Miro's nomination was supported by his legal expertise, particularly with respect to corporate governance and real estate, which are matters of considerable importance to the Company.

Raymond Zimmerman *Director since 1984* *Age 79*

Mr. Zimmerman is the Chief Executive Officer of Service Merchandise LLC, a retail company. Mr. Zimmerman was Chairman of the Board and Chief Executive Officer of 99¢ Stuff, LLC from 1999 to 2003 and the Chairman of the Board and Chief Executive Officer of 99¢ Stuff, Inc. from 2003 to 2008. In January 2007, 99¢ Stuff, Inc. filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code, and in October 2007, 99¢ Stuff, Inc. emerged from bankruptcy. Mr. Zimmerman's nomination was supported by his financial expertise and broad business experience, particularly in the retail sector.

Director Independence

The Board has determined that each of the individuals nominated to serve on the Board of Directors, together with each of the members of the Board who will continue to serve after the 2012 annual meeting of stockholders (except for Dennis S. Hersch, Abigail S. Wexner and Leslie H. Wexner), has no material relationship with the Company other than in his or her capacity as a director of the Company and that each is "independent" in accordance with applicable NYSE standards. Following the annual meeting of stockholders, if all director nominees are elected to serve as our directors, independent directors will constitute more than two-thirds of our Board.

In making these determinations, the Board took into account all factors and circumstances that it considered relevant, including, where applicable, the existence of any employment relationship between the director (or nominee) or a member of the director's (or nominee's) immediate family and the Company; whether within the past three years the director (or nominee) has served as an executive officer of the Company; whether the director (or nominee) or a member of the director's (or nominee's) immediate family has received, during any twelve-month period within the last three years, direct compensation from the Company in excess of $120,000; whether the director (or nominee) or a member of the director's (or nominee's) immediate family has been, within the last three years, a partner or an employee of the Company's internal or external auditors; and whether the director (or nominee) or a member of the director's (or nominee's) immediate family is employed by an entity that is engaged in business dealings with the Company. The Board has not adopted categorical standards with respect to director independence. The Board believes that it is more appropriate to make independence determinations on a case-by-case basis in light of all relevant factors.

Board Leadership Structure

Mr. Leslie H. Wexner serves as Chairman of the Board and Chief Executive Officer of the Company. Mr. Wexner is the founder of the Company and has served as its Chairman and Chief Executive Officer for over forty years. Mr. Wexner (through his personal holdings and associated trusts) is also the Company's largest stockholder. The Board believes that Mr. Wexner's experience and expertise in the Company's business and operations is unrivaled and that he is uniquely qualified to lead the Company. Accordingly, the Company believes that Mr. Wexner's service as both Chairman of the Board and Chief Executive Officer is a significant benefit to the Company and provides more effective leadership than could be achieved in another leadership structure.

The Board has designated Allan R. Tessler, the Chairperson of the Nominating & Governance Committee, to serve as the lead independent director. As lead independent director, Mr. Tessler, among other things, presides over all executive sessions of non-management directors, which neither Mr. Wexner nor Mrs. Wexner attends, and approves the agenda for Board meetings. The Company believes that the lead independent director structure, including Mr. Tessler's service as lead independent director, offers independent oversight of the Company's management to complement the leadership that Mr. Wexner provides to the Board as its Chairman.

Risk Oversight; Certain Compensation Matters

The Company's Board of Directors, directly and through the Audit Committee and other Committees of the Board, takes an active role in the oversight of the Company's policies with respect to the assessment and management of enterprise risk. Among other things, the Board has policies in place for identifying the senior executive responsible for key risks as well as the Board Committees with oversight responsibility for particular key risks. In a number of cases, oversight is conducted by the full Board.

Among other things, the Company, including the Compensation Committee of the Board, has evaluated the Company's compensation structure from the perspective of enterprise risk. The Company, including the Compensation Committee, believes that the Company's compensation structures are appropriate and do not incentivize inappropriate taking of business risks.

Information Concerning the Board of Directors

Meeting Attendance

Our Board of Directors held 8 meetings in fiscal year 2011. During fiscal year 2011, all of the directors attended 75% or more of the total number of meetings of the Board and of the committees of the Board on which they served.

Committees of the Board of Directors

Audit Committee

The Audit Committee of the Board is instrumental in the Board's fulfillment of its oversight responsibilities relating to (i) the integrity of the Company's financial statements, (ii) the Company's compliance with legal and regulatory requirements, (iii) the qualifications, independence and performance of the Company's independent auditors and (iv) the performance of the Company's internal audit function. The current members of the Audit Committee are Ms. James (Chair) and Messrs. Loomis, Tessler and Zimmerman. The Board has determined that each of the Audit Committee members meets the independence, expertise and experience standards established by the NYSE and the Securities and Exchange Commission (the "Commission") for service on the Audit Committee of the Company's Board of Directors and for designation as an "audit committee financial expert" within the meaning of the regulations promulgated by the Commission.

The Report of the Audit Committee can be found on page 65 of this proxy statement. The Audit Committee held 13 meetings in fiscal year 2011.

Compensation Committee

The Compensation Committee of the Board (i) oversees the Company's compensation and benefits philosophy and policies generally, (ii) evaluates the Chief Executive Officer's (the "CEO") performance and oversees and sets compensation for the CEO, (iii) oversees the evaluation process and compensation structure for other members of the Company's senior management and (iv) fulfills the other responsibilities set forth in its charter. The current members of the Compensation Committee are Mr. Heskett (Chair), Mr. Miro and Dr. Kollat. The Board has determined that each of the Compensation Committee members is "independent" in accordance with applicable NYSE standards.

The Report of the Compensation Committee can be found on page 60 of this proxy statement. The Compensation Committee held 9 meetings in fiscal year 2011.

Nominating & Governance Committee

The Nominating & Governance Committee of the Board identifies and recommends to the Board candidates who are qualified to serve on the Board and its committees. The Nominating & Governance Committee considers and reviews the qualifications of any individual nominated for election to the Board by stockholders. It also proposes a slate of candidates for election as directors at each annual meeting of stockholders. The Nominating & Governance Committee also develops and recommends to the Board, and reviews from time to time, a set of corporate governance principles for the Company and monitors compliance with those principles. The current members of the Nominating & Governance Committee are Mr. Tessler (Chair), Mr. Heskett, Ms. James and Mr. Miro. The Board has determined that each of the Nominating & Governance Committee members is "independent" in accordance with applicable NYSE standards.

The Nominating & Governance Committee develops and recommends to the Board criteria and procedures for the selection and evaluation of new individuals to serve as directors and committee members. It also reviews and periodically makes recommendations to the Board regarding the composition, size, structure, practices, policies and activities of the Board and its committees. In making its assessment and in identifying and evaluating director nominees, the Nominating & Governance Committee takes into account the qualifications of existing directors for continuing service or re-nomination, which may be affected by, among other things, the quality of their contributions, their attendance records, changes in their primary employment or other business affiliations, the number of boards of publicly held companies on which they serve, or other competing demands on their time and attention. While the Board has not established any specific minimum qualifications for director nominees, as indicated in the Company's corporate governance principles, the directors and any potential nominees should be individuals of diverse backgrounds who possess the integrity, judgment, skills, experience and other characteristics that are deemed necessary or desirable for the effective performance of the Board's oversight function. Certain of the skills, qualifications and particular areas of expertise considered with respect to the members of the Board of Directors at the time each Director was nominated are summarized in the director biographies found on pages 4 through 6 of this proxy statement. Although the Nominating & Governance

Committee considers diversity as a factor in the selection of Board nominees, the Committee has no formal policy regarding the role of diversity in its selection process.

The Nominating & Governance Committee does not have a formal policy on the consideration of director candidates recommended by stockholders. The Board believes that it is more appropriate to give the Nominating & Governance Committee flexibility in evaluating stockholder recommendations. In the event that a director nominee is recommended by a stockholder, the Nominating & Governance Committee will give due consideration to the director nominee and will use the same criteria used for evaluating Board director nominees, in addition to considering the information relating to the director nominee provided by the stockholder.

To date, the Company has not engaged third parties to identify or evaluate or assist in identifying potential director nominees, although the Company reserves the right in the future to retain a third-party search firm, if appropriate.

The Nominating & Governance Committee held 3 meetings in fiscal year 2011.

Executive Committee

The Executive Committee of the Board may exercise, to the fullest extent permitted by law, all of the powers and authority granted to the Board. Among other things, the Executive Committee may declare dividends, authorize the issuance of stock and authorize the seal of Limited Brands to be affixed to papers that require it. The current members of the Executive Committee are Messrs. Wexner (Chair) and Tessler.

Finance Committee

The Finance Committee of the Board periodically reviews our financial position and financial arrangements with banks and other financial institutions. The Finance Committee also makes recommendations on financial matters that it believes are necessary, advisable or appropriate. The current members of the Finance Committee are Mr. Tessler (Chair), Mr. Hersch, Dr. Kollat, Mr. Loomis, Mrs. Wexner and Mr. Zimmerman.

Inclusion Committee

The Inclusion Committee of the Board is instrumental in the Board's fulfillment of its oversight responsibilities relating to, among other things, (i) the Company's commitment to diversity and inclusion and (ii) the performance of the Company's Office of Inclusion. The current members of the Inclusion Committee are Mrs. Wexner (Chair) and Ms. James. As appropriate, Mr. Alex Shumate, a former director of the Board, also participates in the Committee's work.

Meetings of the Company's Non-Management Directors

The non-management directors of the Board meet in executive session in connection with each regularly scheduled Board meeting. Mr. Tessler serves as the chair of those meetings, which neither Mr. Wexner nor Mrs. Wexner attends.

Communications with the Board

The Board provides a process for interested parties to send communications to the full Board, the non-management members of the Board, the lead independent director, and the members of the Audit Committee. Any director may be contacted by writing to him or her c/o Limited Brands, Inc., Three Limited Parkway, Columbus, Ohio 43230 or emailing at *boardofdirectors@limitedbrands.com*. Any stockholder wishing to contact non-management directors or Audit Committee members may send an email to *nonmanagementdirectors@limitedbrands.com* or *auditcommittee@limitedbrands.com*, respectively.

Communications that are not related to a director's duties and responsibilities as a Board member, a non-management director or an Audit Committee member may be excluded by the Office of the General Counsel, including, without limitation, solicitations and advertisements; junk mail; product-related communications; job referral materials such as resumes; surveys; and any other material that is determined to be illegal or otherwise inappropriate. The directors to whom such information is addressed are informed that the information has been removed and that it will be made available to such directors upon request.

Attendance at Annual Meetings

The Company does not have a formal policy regarding attendance by members of the Board of Directors at the Company's annual meeting of stockholders. However, it encourages directors to attend and historically nearly all have done so. All of the then-current Board members attended the 2011 annual meeting, except for Messrs. Kollat and Miro. Each director is expected to dedicate sufficient time, energy and attention to ensure the diligent performance of his or her duties, including by attending meetings of the Board and the committees of which he or she is a member.

Code of Conduct and Related Person Transaction Policy

The Company has a code of conduct that is applicable to all employees of the Company, including the Company's CEO, Chief Administrative Officer and Chief Financial Officer, and to members of the Board of Directors. Any amendments to the code or any waivers from any provisions of the code granted to executive officers or directors will be promptly disclosed to stockholders through posting on the Company's website at *http://www.limitedbrands.com.*

The Board has adopted the Limited Brands Related Person Transaction Policy (the "Related Person Transaction Policy"). Under the Related Person Transaction Policy, subject to certain exceptions, directors and executive officers of the Company are required to notify the Company of the existence or potential existence of any financial or commercial transaction, agreement or relationship involving the Company in which a director or executive officer or his or her immediate family members has a direct or indirect material interest. Each such transaction must be approved by the Board or a committee consisting solely of independent directors after consideration of all material facts and circumstances.

The Company is engaged in several projects designed to increase our speed and agility in producing products that satisfy our customers. As part of these efforts, the Company has sought opportunities to co-locate facilities and operations with appropriate suppliers. In the case of its personal care and beauty businesses, the development of supplier facilities in close proximity to our headquarters and distribution facilities in Columbus, Ohio, is considered to be highly desirable. The New Albany Company, a business beneficially owned by affiliates of Mr. Wexner, our Chairman and Chief Executive Officer, is in the business of developing real estate, including industrial parks, and has sold land (and may in the future sell land) to certain vendors or third party developers in that connection. This matter was evaluated by the Audit Committee of the Board of Directors, which concluded that the underlying transactions were in the best interests of the Company and its stockholders. The Audit Committee continues to monitor the matter on an ongoing basis.

Copies of the Company's Code of Conduct, Corporate Governance Principles, Related Person Transaction Policy and Committee Charters

The Company's code of conduct, corporate governance principles, Related Person Transaction Policy, as well as the charters of the Audit Committee, Compensation Committee and Nominating & Governance Committee of the Board of Directors, are available on the Company's website at *http://www.limitedbrands.com.* Stockholders may also request a copy of any such document from: Limited Brands, Inc., Attention: Investor Relations, Three Limited Parkway, Columbus, Ohio 43230.

PROPOSAL 2: RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The Audit Committee has appointed Ernst & Young LLP to serve as the Company's independent registered public accountants for the fiscal year ending February 2, 2013. We are asking you to ratify this appointment, although your ratification is not required. A representative of Ernst & Young LLP will be present at the meeting, will have the opportunity to make a statement and will be available to respond to appropriate questions.

Additional information concerning the Company's engagement of Ernst & Young LLP is included on page 66.

The Board of Directors Recommends a Vote FOR the Ratification of the Appointment of Ernst & Young LLP as the Company's Independent Registered Public Accountants.

PROPOSAL 3: ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act requires us to provide an advisory stockholder vote to approve the compensation of the Company's named executive officers, as such compensation is disclosed pursuant to the disclosure rules of the Securities and Exchange Commission. After the Company's 2011 annual meeting, the Board determined to hold this advisory "say-on-pay" vote every year. Accordingly, the Company is providing its shareholders with the opportunity to cast an advisory vote on the fiscal 2011 compensation of our named executive officers as disclosed in this proxy statement, including the Compensation Discussion and Analysis (the "CD&A"), the compensation tables and other narrative executive compensation disclosures.

Stockholders are being asked to vote on the following resolution:

"RESOLVED, that the stockholders approve the compensation of the Company's executive officers named in the Summary Compensation Table, as disclosed pursuant to Item 402 of Regulation S-K (which disclosure includes the Compensation Discussion and Analysis, the compensation tables and other narrative executive compensation disclosures)."

The Limited Brands executive compensation program is designed to ensure that the interests of our executive officers are closely aligned with those of our stockholders. We believe that our program is effective in allowing us to attract, motivate and retain highly qualified senior talent who can successfully deliver outstanding business performance, and we compensate them accordingly. Our executives are in high demand from our competitors, including some of the world's leading retailers. Ensuring the development and retention of our core leadership team is fundamental to our success.

In fiscal 2011, the Company performed extremely well despite continued economic challenges, achieving record-setting sales and profitability performance for our major brands for the second straight year. Our strong performance allowed us to provide significant returns to our stockholders, including an increase in our stock price of 43% and payment of special and regular dividends totaling $3.80 per share, resulting in a total return for stockholders of 58%. Our returns to stockholders over the last several years have consistently outperformed our peer companies, the S&P Retailing Index, and the S&P 500 Index.

We believe in paying for performance and that our performance-based compensation policies provided incentives for the superior performance which contributed to the Company's success. Our strong performance results for fiscal 2011 resulted in actual compensation that was above targeted levels.

With the goal of providing incentive for continued superior performance, the Compensation Committee of the Board took the following actions during fiscal 2011:

- Increased short-term performance-based incentive compensation target percentages for each of the named executive officers.
- Increased annual long-term equity-based incentive awards for certain named executive officers.
- Provided modest or no base salary increases for the named executive officers thereby further ensuring that a higher proportion of pay was performance-based.

In determining the annual compensation of our Chairman and CEO, the Compensation Committee feels that Mr. Wexner should be fairly compensated based on his significant contributions and strong leadership. The alignment of Mr. Wexner's interests with those of the Company's other stockholders is also a very significant factor for the Compensation Committee as the vast majority of Mr. Wexner's wealth is derived from his stock holdings in the Company and not his direct compensation. Given Mr. Wexner's significant share ownership, his financial and governance interests are undeniably aligned with those of the Company's other stockholders.

Although the advisory stockholder vote on executive compensation is non-binding, the Compensation Committee has considered and will continue to consider the outcome of the vote and feedback received from stockholders when making compensation decisions for named executive officers. We have a policy of robust engagement with stockholders, including continuing outreach to and dialogue with all of our major institutional stockholders. While investors expressed satisfaction with the strong performance of the Company, some investors had concerns about compensation programs that have been addressed in fiscal year 2011, including:

- Eliminating two existing "golden parachute" tax gross-up provisions contained in employment agreements with our named executive officers.
- Providing that accelerated vesting of awards upon a change-in-control will no longer be single trigger but will only occur if there is also a termination of employment (double trigger).
- Establishing a rigorous performance metric for long term equity incentive awards for our CEO to drive future performance and further align executive and stockholder interests.

To help ensure that all stockholder views are well understood by the Board, the Company encourages stockholders to use any of a number of direct communication mechanisms to effectively raise specific issues or concerns with regard to our executive compensation principles and practices.

In summary, fiscal year 2011 was a year of continued strong financial and operational performance for our Company. Our total return to stockholders for fiscal 2011 was 58% and, despite continued economic challenges, we achieved record-setting sales and profitability performance for our major brands. We took the views expressed by our stockholders into account, and took the actions summarized above in respect of their views. We believe our performance-based compensation policies incentivized superior performance, which delivered exceptional returns to and created long-term value for our stockholders.

Please refer to the CD&A for a detailed discussion of the Company's executive compensation principles and practices and the fiscal 2011 compensation of our named executive officers.

The Board Recommends a Vote FOR this Proposal.

PROPOSAL 4: PROPOSAL TO AMEND OUR CERTIFICATE OF INCORPORATION TO REMOVE SUPERMAJORITY VOTING REQUIREMENTS

Background; Governance Considerations

This proposal is being submitted to stockholders following a vote at the Company's 2011 annual meeting on a stockholder proposal addressing the same topic. While the stockholder proposal last year did not receive sufficient votes to implement the change, it did receive a majority vote. Accordingly, consistent with its strong commitment to the careful consideration of stockholder views and recognizing that there are different perspectives on the majority vote issue, the Board has elected to submit the proposal described below to a stockholder vote.

The Board of Directors has evaluated the Company's voting requirements on numerous occasions to ensure that they are in the best interests of the Company and its stockholders. In this regard, the Board has consistently determined that the retention of a supermajority vote standard for certain extraordinary matters was the best way to ensure that interests of all stockholders are fully protected. The Board has consistently concluded that extraordinary transactions and fundamental changes to corporate governance should have the support of a broad consensus of the Company's stockholders rather than just a simple majority, and that supermajority vote requirements protect stockholders against the potentially self-interested actions of short-term investors. The Board has also concluded that the Company's existing supermajority voting provisions encourage persons or firms making unsolicited takeover proposals to negotiate directly with the Board, which provides the Board with increased leverage in the exercise of its fiduciary duties to negotiate the best possible return for stockholders, and which prevents the use of potentially coercive or abusive takeover tactics.

On the other hand, the Board is aware that significant stockholders and institutions disagree. These entities generally argue that a majority stockholder vote should be sufficient for any corporate action requiring stockholder approval, regardless of the considerations outlined above. This proposal reflects the Board's determination to respond to, and address, that difference in perspective.

Proposed Amendment

If approved, the proposal would amend the Company's Certificate of Incorporation (the "Charter") to provide for the elimination of each voting requirement that calls for a greater than simple majority vote (the "Amendment").

Under the Company's existing governance documents, a simple majority vote requirement already applies to most matters submitted for stockholder approval. The Charter provides that a supermajority vote of the stockholders is required to approve actions related to a small number of fundamental matters of corporate structure and governance. These matters include: (i) approval of certain business combinations with an individual, entity or group that collectively owns 20% or more of the Company's voting securities; (ii) approval of certain fundamental transactions, including mergers, a sale of substantially all of the Company's assets or dissolution of the Company; (iii) removal of a director for cause; (iv) an alteration, amendment or repeal of the bylaws or any amendment to the certificate of incorporation that contravenes any existing bylaw; and (v) an amendment to certain provisions in the Charter.

If the proposed Amendment is adopted, each of the foregoing supermajority voting requirements would be removed from the Charter. Instead, any matter voted upon at any meeting of the stockholders would be decided by the majority of the stockholders voting upon such matter, unless otherwise provided by law. The default voting requirement in the Bylaws, contained in Section 1.10(c) therein, states, "At any meeting of the stockholders all matters, except as otherwise provided in the certificate of incorporation, in these bylaws, or by law, shall be decided by the vote of a majority in voting interest of the stockholders present in person or by proxy and voting thereon, a quorum being present."

The text of the proposed Amendment, which would remove Articles 5.2, 8, 11.1, and 14 of the Company's Charter in their entirety, and modify Articles 10, 11.2, and 13 is attached as Appendix A to this proxy statement.

Required Vote

For the Amendment to become effective, this proposal must receive the affirmative vote of at least 75% of the outstanding shares entitled to vote at the meeting. If the proposal is approved by the required stockholder vote, the Board will take the necessary steps to amend the Company's Charter as set forth in Appendix A. If the Amendment does not receive this level of stockholder approval, the Amendment will not be implemented and the Company's current voting requirements will remain in place.

Board Recommendation

The Board continues to believe that the retention of the Company's existing supermajority vote requirements for certain extraordinary matters provides stockholders with very meaningful protections against actions that may not be in their best interests. On the other hand, the Board recognizes that significant stockholders and institutions disagree and also believes that responsiveness to this perspective is an important matter of corporate governance. Accordingly, after careful consideration of the issue in accordance with its fiduciary duties, the Board has determined, in recognition of last year's vote, to recommend a vote to approve the Amendment.

While the Board believes there is a strong argument to the contrary, the Board has elected to recommend that stockholders vote "FOR" the proposed Amendment in recognition of the stockholder vote at the Company's 2011 annual meeting.

PROPOSAL 5: STOCKHOLDER PROPOSAL REGARDING AN INDEPENDENT BOARD CHAIRMAN

The AFL-CIO Reserve Fund, 815 Sixteenth Street, NW, Washington, DC 20006, owner of 181 shares of the Company's Common Stock, has notified the Company that it intends to submit the following proposal at this year's meeting:

RESOLVED: Shareholders of Limited Brands, Inc. (the "Company") urge the Board of Directors (the "Board") to take the steps necessary to modify the Company's Corporate Governance Guidelines to require that an independent director (as defined by the rules of the New York Stock Exchange) be its Chairman. The policy should be implemented so as not to violate any contractual obligations. The policy should also specify the process for selecting a new independent Chairman if the current Chairman ceases to be independent between annual meetings of shareholders; or if no independent director is available and willing to serve as Chairman.

Supporting Statement of AFL-CIO Reserve Fund

Leslie H. Wexner has served as both Chairman and CEO of our Company for over forty years. We believe it is the responsibility of the Board to protect shareholders' long-term interests by providing independent oversight of management in directing the Company's business and affairs. In our opinion, the designation of a lead independent director is not an adequate substitution for an independent Board Chairman. We believe an independent Chairman can enhance investor confidence in our Company and strengthen the independent leadership of the Board.

The Chairmen's Forum, an organization of non-executive board chairmen, has called on North American public companies to voluntarily adopt independent chairmanship as the default model. An independent chairman "curbs conflicts of interest, promotes oversight of risk, manages the relationship between the board and the CEO, serves as a conduit for regular communication with shareowners, and is a logical next step in the development of an independent board." (Millstein Center for Corporate Governance and Performance, Yale School of Management, *Chairing the Board: The Case for Independent Leadership in Corporate North America*, 2009).

In our view, when the CEO serves as Chairman, this arrangement may hinder the ability of the Board to monitor the CEO's performance and to provide the CEO with objective feedback and guidance. Andrew Grove, former Chairman and CEO of Intel Corporation, has stated: "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?" (Jeffrey E. Garten, "Don't Let the CEO Run the Board, Too," *Business Week*, November 11, 2002).

For these reasons, we urge you to vote FOR this resolution.

Our Response—Statement in Opposition to Stockholder Proposal Regarding an Independent Board Chairman

The Board has carefully considered the above proposal and believes that it is not in the best interests of our stockholders. Consequently, the Board recommends a vote AGAINST the proposal.

Limited Brands and its stockholders are best served by having Mr. Leslie H. Wexner serve as Chairman of the Board of Directors.

Mr. Wexner has served as the Chief Executive Officer (the "CEO") of Limited Brands since he founded the Company in 1963, and as Chairman of the Board for more than forty years. The Board believes that Mr. Wexner's experience and expertise in the Company's business and operations is unparalleled and that he is uniquely qualified to lead the Company. Mr. Wexner is a recognized innovator and leader in the retail industry. Through his leadership, the retail concepts Mr. Wexner has created continue to flourish even under the most challenging of environments. Under his leadership, Limited Brands has experienced sustained long-term growth and, in the most recent fiscal year alone, the Company achieved record-setting sales and profitability performance for its major brands and provided significant returns to our stockholders, including an increase in our stock price of 43% and payment of special and regular dividends totaling $3.80 per share, resulting in a total return for stockholders of 58%.

The alignment of Mr. Wexner's interests with those of the Company's other stockholders is also a very significant factor in the Board's consideration of corporate governance-related matters, including the proposal. First, the vast majority of Mr. Wexner's wealth is derived from his stock holdings in the Company and not his direct compensation. Mr. Wexner is the Company's largest stockholder and beneficially owns approximately 18% of the outstanding Common Stock. Second, he holds the same class of Common Stock as all stockholders, and neither he nor Mrs. Wexner holds a class of shares with special voting privileges. His financial and governance interests are undeniably aligned with those of the Company's other stockholders.

In addition, Mr. Wexner's combined role as Chairman and CEO provides unified leadership for the Company and promotes stability and consistency by avoiding confusion regarding leadership roles. This structure enables the CEO to act as a bridge between the Board of Directors and executive management, helping both to act with a common purpose. Our leadership structure is quite common: According to the 2011 Stuart Board Index (Nov. 2011), 59% of S&P 500 companies are led by a CEO who also serves as Chairman.

Although the stockholder proposal includes several quotes in support of its position, we note that many academic studies have not found any systematic relationship between firm performance and the separation of the roles of CEO and Chairman. (See, *e.g.*, Dahya, Garcia & van Bommel, 2009; Dalton, Hitt, Certo & Dalton, 2007.) In the case of Limited Brands, however, the evidence is clear that Mr. Wexner's combined role has generated considerable stockholder value.

Limited Brands' independent Board of Directors provides vigorous oversight of Limited Brands' business and affairs.

Requiring that the Chairman be an independent director is not necessary to ensure our Board of Directors provides independent and effective oversight of Limited Brands' business and affairs. Such oversight is maintained at Limited Brands through the composition of our Board and our highly effective corporate governance structures and processes already in place.

For example, two out of the three individuals currently standing for reelection to the Board of Directors, together with five out of the seven members of the Board who will continue to serve after the 2012 annual meeting, are "independent" in accordance with applicable New York Stock Exchange standards. Each of the Board's Audit, Compensation, and Nominating & Governance Committees are composed entirely of independent directors. As set forth in their charters, these committees have oversight and similar responsibility for critical matters such as the integrity of our financial statements, the Company's compliance with legal and regulatory requirements, the compensation of executive management, including Mr. Wexner, the selection and evaluation of directors, the development of corporate governance principles, and the evaluation of Mr. Wexner's performance as CEO. Pursuant to the "Corporate Governance Principles", which are available on the Company's website at *http://www.limitedbrands.com*, each individual member of the Board is entitled to direct access to management, and the Board and each committee have the authority to retain, at the Company's expense, their own independent advisors as they deem appropriate. Furthermore, in connection with each regularly scheduled Board meeting, the non-management directors of the Board attend an executive session, which neither Mr. Wexner nor Mrs. Wexner attends.

Limited Brands' lead independent director effectively functions as an independent Chairman.

Allan R. Tessler, the lead independent director of the Company, offers independent oversight of the Company's management and complements the leadership that Mr. Wexner provides as Chairman. As lead independent director, Mr. Tessler performs many of the same functions as an independent Chairman: He is actively engaged with both the Company and its CEO, approves the agenda for meetings of the Board of the Directors, and chairs each executive session of the Board's non-management directors. Furthermore, Mr. Tessler serves with Mr. Wexner on the Executive Committee, and is also the Chairman of the Finance Committee and the Nominating and Governance Committee. The Board of Directors chose Mr. Tessler for this role as lead independent director because of his broad business experience and financial expertise.

In summary, the Board believes that having Mr. Wexner serve as Chairman and CEO of Limited Brands is in the best interests of the Company and its stockholders. Mr. Wexner is a recognized innovator and leader in the retail industry and, as the Company's founder and largest shareholder, his interests are undeniably aligned with those of other stockholders. Furthermore, Mr. Tessler performs many of the same functions as an independent Chairman and our independent Board of Directors provides vigorous oversight of the Company's business and affairs through its existing corporate governance structures.

The Board Recommends a Vote AGAINST the Stockholder Proposal Regarding an Independent Board Chairman.

PROPOSAL 6: STOCKHOLDER PROPOSAL REGARDING OUR CLASSIFIED BOARD

The Illinois State Board of Investment, 180 North LaSalle Street, Suite 2015, Chicago, IL 60601, owner of 17,956 shares of the Company's Common Stock, has notified the Company that it intends to submit the following proposal at this year's meeting:

Proposal To Repeal Classified Board

RESOLVED, that shareholders of Limited Brands, Inc. urge the Board of Directors to take all necessary steps (other than any steps that must be taken by shareholders) to eliminate the classification of the Board of Directors and to require that all directors elected at or after the annual meeting held in 2013 be elected on an annual basis. Implementation of this proposal should not prevent any director elected prior to the annual meeting held in 2013 from completing the term for which such director was elected.

Supporting Statement of the Illinois State Board of Investment

This resolution was submitted by the Illinois State Board of Investment. The Harvard Law School Shareholder Rights Project represented and advised the Illinois State Board of Investment in connection with this resolution.

The resolution urges the board of directors to facilitate a declassification of the board. Such a change would enable shareholders to register their views on the performance of all directors at each annual meeting. Having directors stand for elections annually makes directors more accountable to shareholders, and could thereby contribute to improving performance and increasing firm value.

Over the past decade, many S&P 500 companies have declassified their board of directors. According to data from FactSet Research Systems, the number of S&P 500 companies with classified boards declined by more than 50%; and the average percentage of votes cast in favor of shareholder proposals to declassify the boards of S&P 500 companies during the period January 1, 2010—June 30, 2011 exceeded 75%.

The significant shareholder support for proposals to declassify boards is consistent with empirical studies reporting that classified boards could be associated with lower firm valuation and/or worse corporate decision-making. Studies report that:

- Classified boards are associated with lower firm valuation (Bebchuk and Cohen, 2005; confirmed by Faleye (2007) and Frakes (2007));
- Takeover targets with classified boards are associated with lower gains to shareholders (Bebchuk, Coates, and Subramanian, 2002);
- Firms with classified boards are more likely to be associated with value-decreasing acquisition decisions (Masulis, Wang, and Xie, 2007); and
- Classified boards are associated with lower sensitivity of compensation to performance and lower sensitivity of CEO turnover to firm performance (Faleye, 2007).

Please vote for this proposal to make directors more accountable to shareholders.

Our Response—Statement in Opposition to Stockholder Proposal Regarding Our Classified Board

The Board has carefully considered the above proposal and believes that it is not in the best interests of our stockholders. Consequently, the Board recommends a vote AGAINST the proposal.

In accordance with the Company's Charter, the Company's directors are divided into three classes that serve staggered three-year terms, meaning that one-third of the directors stand for election each year. This classified board structure has been in place continuously since the Company became a public company in 1982, and we believe that it best serves the interests of the Company and our stockholders for the following reasons:

Stability and Continuity: The classified board structure is designed to provide stability and ensure that, at any given time, a majority of the directors serving on the Board of Directors have substantial knowledge of the Company, its business and its strategic goals. Directors who have experience with the Company and deep knowledge about its business and affairs are a valuable resource and are better positioned to make the fundamental decisions that are best for the Company and its stockholders. The Board also believes that the classified board structure assists in recruiting highly qualified directors who are willing to commit the time and resources to develop a deep understanding of our diverse businesses.

Protecting Stockholder Value: The classified board structure is also designed to safeguard the Company against the efforts of a third party intent on quickly taking control of, and not paying fair value for, the business and assets of the Company. Our classified board allows the Board of Directors the flexibility, time and leverage it needs to evaluate the fairness of a takeover proposal, negotiate on behalf of all stockholders, and weigh alternatives in order to provide maximum value for our stockholders.

Independence: The Board of Directors believes that electing directors to three-year terms, rather than one-year terms, enhances the independence of non-management directors by providing them with a longer assured term of office, thereby insulating them from pressures from special interest groups that might have an agenda contrary to the long-term interests of our stockholders.

Accountability to the Company's Stockholders: A classified board remains accountable to the Company's stockholders. At each annual meeting, the Company's stockholders have the opportunity to evaluate and elect one third of the Board of Directors. All directors are required by law to uphold their fiduciary duties to the Company and its stockholders, regardless of the length of their term of office.

While we acknowledge that board declassification is a complex issue and some academics have argued against classified boards, we also note that many academics have recognized that classified boards can be beneficial to stockholders for the reasons explained above. For example, in a 2007 article published in the New York Times, Guhan Subramanian, a professor of business and law at Harvard and one of the authors of the 2002 study relied on by the proponent, conceded that "staggered boards offer many benefits over unitary boards: greater stability, improved independence of outside directors and a longer-term perspective." One empirical study found that "overall, the evidence is inconsistent with the view that board classification is associated with managerial entrenchment, and instead suggests that classification may improve the relative bargaining power of target managers on behalf of their constituent shareholders." (Bates, Becher and Lemmon, 2007.)

Stockholders should be aware that, in accordance with Delaware law, the Company cannot declassify its Board of Directors unless the Company's stockholders approve an amendment that would repeal the applicable portions of our Charter. After considering a similar stockholder proposal that was presented at the 2007 annual meeting, the Board decided to submit such an amendment to a stockholder vote at the 2009 annual meeting. The amendment did not receive enough support to pass.

The Board Recommends a Vote AGAINST the Stockholder Proposal Regarding Our Classified Board.

PROPOSAL 7: STOCKHOLDER PROPOSAL REGARDING SPECIAL MEETINGS OF STOCKHOLDERS

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, CA 90278, owner of 240 shares of the Company's Common Stock, has notified the Company that he intends to submit the following proposal at this year's meeting:

7—Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document that enables one or more shareholders, holding not less than one-tenth* of the voting power of the Corporation, to call a special meeting. *Or the lowest percentage of our outstanding common stock permitted by state law.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

Adoption of this proposal can be accomplished by adding a few enabling words to Section 1.02, the special meeting provision of our bylaws

Supporting Statement of John Chevedden

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at CVS, Sprint and Safeway.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive:

The Corporate Library, an independent investment research firm rated our company "D" with "High Governance Risk," "High Concern" in Board Composition and "Very High Concern" in Executive Pay—$20 million for our CEO Leslie Wexner.

Mr. Wexner's 2010 total summary compensation (TSC) was over four times the median TSC for our other Named Executive Officers and included, among other things, over $6.3 million in annual incentive pay that was based on six-month operating seasons. Moreover, despite Mr. Wexner vast stock ownership, he continued to receive time-vesting equity pay in the form of market-priced options and restricted stock pay. Finally, our CEO was potentially entitled to $25 million if there is a change in control.

Five directors were age 72 to 78. Four directors had 24 to 48 years long-tenure, including Mr. Wexner (48-years). Mrs. Wexner, 49, had 14 years board tenure.

Three directors, age 72 to age 77, had no other current major corporate directorship experience. This could indicate a significant lack of current transferable director experience. We had no Lead Director and no right to hold our directors accountable on an annual basis.

The shareholder proposal for simple majority vote won our 68%-support at our 2011 annual meeting. It was the only proposal on the ballot that management did not identify by topic.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and make our company more competitive:

Special Shareowner Meetings—Yes on 7.

Our Response—Statement in Opposition to Stockholder Proposal Regarding Special Meetings of Stockholders

The Board has carefully considered the above proposal and believes that it is not in the best interests of our stockholders. Consequently, the Board recommends a vote AGAINST the proposal.

Special meetings should be held in relation to extraordinary events that are important to a broad group of our stockholders.

The proposal would provide stockholders holding one tenth of the voting power of the Company, or the lowest percentage of our outstanding common stock permitted by state law, with an unfettered right to call a special meeting. The Board believes that calling a special meeting is not a matter to be taken lightly. Organizing and preparing for a special meeting involves a significant management commitment of time and focus, and imposes substantial legal, administrative and distribution costs on the Company. Given these costs, the Board believes that special meetings should only be held in relation to extraordinary events, when fiduciary, strategic or similar considerations dictate that the matter be addressed on an expedited basis.

The proposal, if implemented, would permit stockholders holding one tenth of the voting power of the Company, or the lowest percentage of our outstanding common stock permitted by state law, to call a special meeting at any time and with any frequency, to cover agenda items that do not warrant immediate action. Moreover, because of the low threshold, a small group of stockholders, or even a single stockholder, with narrow interests that are different from stockholders generally, would be permitted to call a special meeting and to propose items that are only relevant to themselves or their particular constituency.

The Company is committed to responding to stockholder perspectives.

Limited Brands is strongly committed to good governance practices and is keenly interested in the views and concerns of our stockholders. Stockholders have frequently used our annual meetings to propose business by, for example, submitting proposals to a vote through the proxy rules (such as this one). The Company also uses various means to seek out stockholder views outside the confines of formal stockholder meetings.

The Company is very responsive to stockholder perspectives, whether raised at meetings or otherwise, and acts upon them accordingly. For example, although the advisory stockholder vote on executive compensation at the 2011 annual meeting was non-binding, the Compensation Committee considered, and will continue to consider, the outcome of the vote and feedback received from stockholders when making compensation decisions for named executive officers. Our engagement with stockholders included outreach to all of our major institutional investors and meetings or teleconferences with several of their governance departments. In response to stockholder feedback, the Compensation Committee took action on tax gross-up provisions, stock plan structure, hedging, perquisites and executive benefits, and performance metrics for CEO compensation. For a description of the actions taken by the Compensation Committee, please see the section entitled "Proposal 3: Advisory Vote to Approve Named Executive Officer Compensation."

To bolster his argument that the Company's corporate governance structure is inadequate, the proponent falsely states that the Company has no lead director. As has been clearly disclosed in our proxy statements for the past several years, Allan R. Tessler, the Chairperson of the Nominating & Governance Committee, serves as the Company's lead independent director. Certain of the proponent's statements about Mr. Wexner's compensation and the qualifications of our directors are misleading, and we urge stockholders to consult the sections entitled "Proposal 1: Election of Directors" and "Compensation-Related Matters" for more information about these topics.

The proposal is vague and indefinite, and it requests alternative and inconsistent actions by the Board.

The proposal's operative language is internally inconsistent. The proposal requests that the Board enable one or more shareholders holding not less (i) than one tenth of the voting power of the Company or (ii) the lowest percentage of our common stock permitted by state law, to call a special meeting, but the proposal does not provide any guidance as to which of these two standards should be implemented by the Board, or whether the Board can choose a standard at its discretion. It is not even clear as to how the Company would implement the second standard because Delaware law does not specify a minimum percentage of common stock that is required to call a special meeting.

We note that the Commission has permitted other corporations to exclude proposals containing identical language from their respective proxy statements due to the belief that neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions the proposal requires.

The Board Recommends a Vote AGAINST the Stockholder Proposal Regarding Special Meetings of Stockholders.

PROPOSAL 8: STOCKHOLDER PROPOSAL REGARDING SHARE RETENTION POLICY

The International Brotherhood of Electrical Workers' Pension Benefit Fund, 900 Seventh Street, NW, Washington, DC 20001, owner of 63,338 shares of the Company's Common Stock, has notified the Company that it intends to submit the following proposal at this year's meeting:

Share Retention—Limited Brands

RESOLVED: That shareholders of Limited Brands, Inc. (the "Company") urge the Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until reaching normal retirement age and to report to shareholders regarding the policy before the Company's 2013 annual meeting of shareholders. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the Committee adopt a share retention percentage requirement of at least 75% of net after-tax shares. The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

Supporting Statement of International Brotherhood of Electrical Workers' Pension Benefit Fund

We believe there is a link between shareholder wealth and executive wealth that correlates to direct stock ownership by executives. According to an analysis conducted by Watson Wyatt Worldwide, companies whose CFOs held more shares generally showed higher stock returns and better operating performance. (Alix Stuart, 'Skin in the Game,' CFO Magazine, March 1, 2008.)

Requiring senior executives to hold a significant portion of shares obtained through compensation plans as long as they are members of senior management would focus them on the Company's long-term success and better align their interests with those of the Company's shareholders. In the context of the ongoing financial crisis, we believe it is imperative that companies reshape their compensation policies and practices to promote long-term, sustainable value creation. A 2009 report by the Conference Board Task Force on Executive Compensation stated that hold-to-retirement requirements give executives 'an ever-growing incentive to focus on long-term stock price performance.' (http://www.conference-board.org/pdf_free/ExecCompensation2009.pdf).

Our Company has a minimum stock ownership guideline requiring executives to own Company stock valued at a multiple of salary within five years. CEO Leslie H. Wexner is required to own five times his annual base salary. We believe this policy does not go far enough to ensure that equity compensation builds executive ownership. We view a retention requirement approach as superior to a stock ownership guideline because a guideline loses effectiveness once it has been satisfied.

Several major companies have already adopted this best practice, including Citigroup, Goldman Sachs, and Morgan Stanley.

We urge shareholders to vote **FOR** this proposal.

Our Response—Statement in Opposition to Stockholder Proposal Regarding Share Retention Policy

The Board has carefully considered the above proposal and believes that it is not in the best interests of our stockholders. Consequently, the Board recommends a vote AGAINST the proposal.

As discussed in the section entitled "Compensation Discussion and Analysis" beginning on page 27, our Compensation Committee seeks to closely align the interests of the Company's executives with those of its stockholders by providing compensation packages that emphasize performance, while also attracting and retaining the highest caliber of talent. We believe that the proposed share retention policy, with its high retention threshold (regardless of the value of the Company stock held by each executive) and indefinite holding period, does not achieve the desired balance.

In order to align the interests of the Company's executives with those of its stockholders, a significant portion of the Company's executives' compensation is paid in the form of options and performance-based restricted stock units, that vest over three to five years. As a result, at any given time, an executive holds a large portion of unvested equity-based awards, the value of which are partially or wholly dependent on the price of the Company's common stock, which has the effect of closely aligning the interests of the executives with those of other stockholders.

In addition, in order to further encourage stock ownership by the Company's executives and to promote a long-term focus on performance and discourage inappropriate risk-taking, the Compensation Committee has already adopted a share retention policy. Under the Company's policy, which has been in effect for over seven years, each executive must own shares of the Company's common stock equal to a multiple of his or her annual base salary (5x for the Chief Executive Officer and 3x for the other named executive officers). As the Company's largest stockholder, Mr. Wexner's beneficial ownership of approximately 18% of the outstanding Common Stock, worth over $2.0 billion, puts him well in excess of the policy's required stock ownership. Each executive has five years from the time that he or she becomes a named executive officer to comply with the Company's policy.

We do not believe that implementation of the share retention restrictions contained in this proposed policy would meaningfully improve our existing compensation practices, which already align executives' interests with those of the Company's stockholders. In fact, we believe that the adoption of this proposed policy will hinder our ability to effectively attract and retain the highest caliber of talent and may make executives more willing to leave their jobs with the Company in order to realize the value of their equity compensation.

Further, the Board also believes that implementation of this policy, as proposed, is impractical, as the proposal lacks specificity as to the meaning of key terms such as "75% of net after-tax shares" and "equity compensation programs", and fails to explain what shares the proposal intends to include or exclude in its share retention calculation. Consequently, the proposal is unclear as to what and how many shares would be required to be retained by the Company's executive officers.

Our Board opposes this proposal because our directors believe that the Company's compensation practices and policies, as described above, firmly align the interests of our executives with those of our stockholders, encourage a focus on the long-term performance of the Company, and avoid the adverse consequences that the Board believes may result from the proposal.

The Board Recommends a Vote AGAINST the Stockholder Proposal Regarding Share Retention Policy.

COMPENSATION-RELATED MATTERS

Compensation Discussion and Analysis

Executive Summary

The Limited Brands executive compensation program is designed to ensure that the interests of our executive officers are closely aligned with those of our stockholders. We believe that our program is effective in allowing us to attract, motivate and retain highly qualified senior talent who can successfully deliver outstanding business performance, and we compensate them accordingly. Our executives are in high demand from our competitors, including some of the world's leading retailers. Ensuring the development and retention of our core leadership team is fundamental to our success.

Our named executive officers for 2011 were: Leslie H. Wexner (Chief Executive Officer and Chairman of the Board), Sharen J. Turney (CEO/President, Victoria's Secret), Martyn R. Redgrave (Executive Vice President, Chief Administrative Officer), Charles C. McGuigan (CEO/President, Mast Global) and Stuart B. Burgdoerfer (Executive Vice President, Chief Financial Officer).

<u>2011: A Year of Continued Strong Performance</u>

In fiscal 2011, we delivered strong operating performance and generated a total return of 58% for our stockholders.

	FY 2009	FY 2010	FY 2011	Percent Increase	
	($ in millions, except per share amounts)			2 Year	1 Year
Net sales	$8,632	$9,613	$10,364	20%	8%
Comparable Store Sales	-4%	9%	10%		
Operating Income (as reported)	$ 868	$1,284	$ 1,238	43%	-4%
Operating Income (adjusted)[1]	$ 859	$1,284	$ 1,546	80%	20%
Earnings per Share (as reported)	$ 1.37	$ 2.42	$ 2.70	97%	12%
Earnings per Share (adjusted)[1]	$ 1.23	$ 2.06	$ 2.60	111%	26%
Dividends per Share	$ 0.60	$ 4.60	$ 3.80	533%	-17%
Stock Price at fiscal year end	$19.02	$28.91	$ 41.46	118%	43%
Total Shareholder Return	148%	76%	58%		

An important part of our culture is improving lives through volunteerism and philanthropy. When we do well financially, we also do great good in the communities where we live and work. We impact not just our own lives, but the lives of all the people in the Limited Brands family all over the world: we can offer better brands and better products for our customers; create more jobs; provide associates with more opportunities to develop their careers; help partners and vendors grow their businesses; and return more value to our shareholders. This year, our enterprise's strong results enabled significant contributions to non-profit organizations such as United Way, universities, cancer research, and international agencies and orphanages that help underprivileged women and children.

These results reflect a second straight year of record-setting sales and profitability performance for our major brands, and extraordinary returns for our stockholders. Our strong performance generated significant free cash flow which allowed us to return $4.2 billion to stockholders since February 2009, including the payment of $7.00 per share in special dividends and $1.4 billion in share repurchases, demonstrating our commitment to return excess cash to stockholders. This return of cash to stockholders is in addition to the 43% increase in our stock price over the last fiscal year.

---

1 Adjusted operating income and adjusted earnings per share are non-GAAP measurements which present operating income and earnings per share in 2011, 2010 and 2009 on an adjusted basis which removes certain special items. The Company believes that these special items are not indicative of its ongoing operations due to their size and nature. The Company uses adjusted financial information as a key performance measure of results for purposes of evaluating performance internally. (Please see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in Limited Brands' 2011 Annual Report on Form 10-K, which is being sent with this proxy statement, for a reconciliation to measures determined in accordance with GAAP).

Our returns to stockholders over the last three years have consistently outperformed our peer companies (listed on page 32), the S&P Retailing Index, and the S&P 500 Index:

	Total Shareholder Return		
	One Year	Three Year	Five Year
Limited Brands	58%	92%	16%
Limited Brands Peer Companies Median	24%	54%	0%
S&P Retailing Index Median	22%	40%	7%
S&P 500 Index Median	5%	19%	0%

The Link between Performance and Pay

For fiscal 2011, our named executive officers' total direct compensation at target, including base salary, short-term performance-based incentive compensation and equity-based incentives, was strategically positioned above the median when compared to our peer group. Actual performance results for fiscal 2011 were above targeted levels and, as a result, actual compensation was above targeted levels.

The chart below shows the close alignment between our CEO pay (as disclosed in the Summary Compensation Table) and stockholder return (calculated based on the appreciation in value of $100 invested at the beginning of the period, including reinvested dividends:


Annual Pay for Performance Comparison
Indexed TSR
$300
$250
$200
$150
$100
$50
$0
$30,000,000
$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$0
CEO Pay
2007
2008
2009
2010
2011
CEO Pay
Indexed TSR

Although there is no formal policy for a specific allocation between short- and long-term, fixed and at-risk, or between cash and non-cash compensation, the Compensation Committee seeks a pay mix that places greater emphasis on performance-based and equity compensation than on base salary. We believe that increased emphasis on short-term, performance-based incentive compensation contributed to the Company's strong financial performance in fiscal 2011.

The charts below illustrate the fixed and variable compensation components that make up the total direct compensation at target for our CEO and other named executive officers.


CEO
15%
27%
58%
Base Salary
Performance-Based Incentive Compensation
Long-Term Performance-Based Equity Compensation


Other NEO Average
22%
30%
48%
Base Salary
Performance-Based Incentive Compensation
Long-Term Performance-Based (TBD) Equity Compensation

With the goal of incenting continued superior performance, the Compensation Committee of the Board took the following actions during fiscal 2011:

- Increased short-term performance-based incentive compensation target percentages for each of the named executive officers.
- Increased annual long-term equity-based incentive awards for certain named executive officers.
- Provided modest or no base salary increases for the named executive officers thereby further ensuring that a higher proportion of pay was performance-based.
- Established a rigorous performance metric for the stock incentive award granted in January 2012 to our CEO, as further described on pages 37 through 39 of this section. The Compensation Committee intends to use forward looking performance metrics for fiscal 2012 stock based incentive awards to our CEO.

At the Compensation Committee's request, Towers Watson performed an analysis of our long- and short-term incentive pay-for-performance for our named executive officers. We evaluated the percentile rank of our incentive compensation and financial performance across four key measures (operating income, earnings per share, total stockholder return and return on invested capital) over the relevant time period relative to our peer group, in order to assess whether the Company's performance and the realizable incentive compensation paid to our named executive officers were aligned.

This analysis found that, generally, both our long-term incentive pay and financial performance ranked between the 50th and 75th percentile of our peer group and both our short-term incentive pay and performance ranked in the 75th percentile of our peer group. Based on these results, the Compensation Committee believes that the long-term and short-term incentive compensation realized by our named executive officers is aligned with performance and is reasonable based on the competitive market, achievement of performance goals and total returns delivered to our stockholders.

The Role of Stockholder Advisory Vote on Executive Compensation

Although the advisory stockholder vote on executive compensation is non-binding, the Compensation Committee has considered and will continue to consider, the outcome of the vote and feedback received from stockholders when making compensation decisions for named executive officers. We have a policy of robust engagement with stockholders, including continuing outreach to and dialogue with all of our major institutional investors. While investors expressed satisfaction with the strong performance of the Company, some investors had concerns about aspects of its compensation programs, including tax gross-ups, single trigger vesting upon a change in control, and the performance metric on long-term equity incentives. Recent responses to the specific stockholder feedback include the following:

Area of Feedback	**Compensation Committee Response**
Tax Gross-Up Provisions	• Removed the two existing tax gross-up provisions contained in employment agreements with our named executive officers.
Stock Plan Structure	• Added the following provisions to our new stock plan: – Require a three-year minimum vesting period for full value awards that are based on the passage of time; – Require a one-year minimum vesting period for full value awards that are based on performance; – Provide that accelerated vesting of awards upon a change in control will no longer be single trigger but will only occur if there is also a termination of employment (double trigger); and – Provide for the clawback of outstanding or settled awards in certain circumstances.
Perquisites and Executive Benefits	• Eliminated the reimbursement of medical costs not covered under the Company's standard health benefit package. • Eliminated payment for the CEO's security services which are not business-related.
Anti-Hedging Policy	• Strengthened a policy prohibiting directors and officers from engaging in hedging transactions.
CEO Compensation	• Significantly expanded disclosure of the considerations, criteria and processes employed by the Compensation Committee to determine the components of CEO compensation. • Established a rigorous performance metric for long-term equity incentive awards for our CEO to drive future performance and further align executive and stockholder interests, as further described on pages 37 through 39 of this section.

In accordance with the advisory vote on the frequency of the vote on executive compensation, the Board has adopted an annual frequency for the stockholder advisory vote on executive compensation. **For fiscal 2011, we recommend that stockholders vote "FOR" our executive compensation program.**

Executive Compensation Philosophy

The Compensation Committee believes that executive compensation programs should be built on a philosophy reflected in clearly articulated guiding principles.

Philosophical Element	Guiding Principles
Pay Level	• Pay competitively and equitably. • Recognize depth and scope of accountability and complexity of responsibility. • Attract and retain superior leaders.
Pay Mix	• Structure total compensation such that a smaller proportion is fixed compensation and a larger proportion is performance-contingent and/or equity-based.
Pay for Performance Orientation	• Recognize and reward Company, brand and individual performance. • Incent achievement of Spring and Fall seasonal goals, reflecting the short-cycle nature of our business by setting targets and paying bonuses twice a year. • Create long-term value for stockholders through the consistent achievement of short-term goals. • Reward past performance and achieve retention through long-term equity incentive awards. • Create wealth-building opportunity over time. • Align executive interests with stockholder interests. • Require executives to own a significant level of the Company's Common Stock.

Proxy Statement

The Market for Talent

Our peer group companies are chosen because of their general similarity to Limited Brands in total revenue, market capitalization, business and merchandise focus, geographic location and/or their competition with the Company for executive talent. We believe that it is important that we benchmark our compensation practices primarily against companies with innovative and aspirational brands that have strong emotional content, because our success depends on the unique skills and talent required to create an emotional experience for our customers. With the assistance of Towers Watson, we review our peer group annually to ensure that it remains appropriate.

Our review of market practice consists of a comparison of the target and actual compensation for each of our named executive officers to publicly available data on base salary, bonus and long-term incentive compensation for executives from a peer group consisting of 20 specialty and department store retail organizations. These data and comparisons are used to benchmark the appropriateness and competitiveness of our executive compensation programs.

Our peer group below is unchanged from the prior fiscal year.

Abercrombie & Fitch	*Liz Claiborne*	*JCPenney*	*Ralph Lauren*
Aeropostale	*Coach*	*Kohl's*	*Starbucks*
American Eagle Outfitters	*DSW*	*Macy's*	*Target*
Ann Inc.	*Estee Lauder*	*Nike*	*TJX Companies*
Avon	*Gap*	*Nordstrom*	*Williams-Sonoma*

Based on 2010 fiscal year results, Limited Brands ranked between the 50th and 60th percentile of this peer group in terms of revenue, net income and market capitalization. Some, but not all, of our peer group companies are included in the S&P Retailing Index represented in the Comparison of Cumulative 5-Year Total Return graph included in our Annual Report on Form 10-K for the 2011 fiscal year.

We believe that this peer group best reflects our market for executive talent – the companies that our executives are potentially attracted from and lost to. However, we recognize that certain external advisory firms may use alternative peer groups in making determinations about our compensation programs. These firms tend to focus solely on a broad industry category with similarity of size in terms of revenue and/or market capitalization. This selection methodology does not take into account similarity in business and merchandising focus and, in particular, dilutes the distinguishing characteristic of businesses whose success depends on brands with strong emotional content. Accordingly, we do not believe that these dissimilar companies provide an appropriate basis for comparison.

Overview of CEO Pay

Mr. Wexner holds a unique position as the founder of our Company almost fifty years ago and the creative talent behind our long record of successful brand-building. As the beneficial owner of approximately 18% of our outstanding Common Stock, Mr. Wexner is by far the largest single stockholder of the Company. Unlike the typical managerial CEO, his executive compensation is dwarfed by his ownership of the Company's Common Stock. In addition, Mr. Wexner has never utilized a special voting class of shares to represent his interests. Therefore, in all governance as well as economic respects his interests are in full alignment with those of other stockholders.

Mr. Wexner is a recognized innovator and leader in the retail industry. He expanded the Limited Brands business portfolio through both invention and acquisition, becoming a leading U.S. retailer with numerous powerful brands and brand extensions. The retail concepts he has created continue to flourish even under the most challenging of environments. His long record of success in leading the Company is unmatched in scope and duration by any other retailer. The Compensation Committee believes that his significant contributions as the Company's CEO deserve to be fully reflected in his compensation. For fiscal 2011, the components of the CEO's pay were as follows:

Element of Compensation	2011 Fiscal Year Target	% of Total Direct Compensation	2011 Fiscal Year Actual	% of Total Direct Compensation	2010 Fiscal Year Actual	% Change (Actual FY 2010 to FY 2011)
Base Salary	$ 1,924,000	15%	$ 1,924,000	10%	$ 1,924,000	0%
Short-Term Performance Based Incentive	3,559,400	27%	4,899,158	27%	6,302,351	-22%
Long-Term Equity-Based Incentive	7,696,000	58%	11,418,236	63%	11,646,368	-2%
Total Direct Compensation	13,179,400	100%	18,241,394	100%	19,872,719	-8%

Although the Company achieved strong performance for the 2011 fiscal year, Mr. Wexner's total direct compensation decreased by approximately 8% from fiscal 2010. The decrease is primarily attributable to the rigorous and challenging performance targets instituted for our fiscal 2011 short-term performance-based incentive program. These goals, at target, required significant growth in operating income over the record setting results we achieved in fiscal 2010.

In addition, the largest component of Mr. Wexner's compensation is long-term performance-based equity that vests over time assuming performance conditions are met. Therefore, equity compensation is not realizable on an annual basis. Further, the value of Mr. Wexner's long-term equity is dependent on two performance components. The first consists of qualitative, objective and financial performance criteria used by the Compensation Committee to determine the size of the award. The second is a forward looking performance objective, achievement of which is required if the award is to ultimately vest. More information is provided under the heading "CEO Equity Award Determination" below.

Components of Compensation

The principal elements of our executive compensation programs are base salary, short-term performance-based cash incentive compensation and long-term equity-based incentive compensation. The Compensation Committee continually reviews our executive compensation programs to ensure they best reflect our compensation philosophy. The programs are reviewed in relation to market practice considering the scope of each executive's role and performance.

As in previous years, the Compensation Committee reviewed a three-year history of all of the components of the named executive officers' compensation, including salary, short-term incentive compensation, realized and unrealized gains on stock options and restricted stock units, the cost to the Company of all perquisites, payout obligations under the Company's non-qualified deferred compensation plan and supplemental executive retirement plan and potential payouts under several potential severance and change-in-control scenarios. Tally sheets including all of the above components were reviewed by the Compensation Committee to determine the reasonableness of the compensation of the named executive officers. The Compensation Committee concluded that compensation levels are reasonable and in the best interests of Limited Brands and its stockholders. The Compensation Committee will continue to review tally sheets at least annually.

Base Salary

The Compensation Committee annually reviews and approves the base salary of each named executive officer. In determining base salary adjustments, the Compensation Committee considers the scope and responsibility of the officer's position, total Company and brand performance, the officer's overall performance and future potential and the level of overall compensation paid by competitors for comparable positions. Individual performance is measured against the following factors: seasonal and annual business goals; brand strategy execution and business growth goals; recruitment and development of leadership talent; and commitment to living the values of Limited Brands. These factors are considered subjectively in the aggregate, and none of these factors are assigned a formula weight.

In response to continued economic challenges and consistent with the Compensation Committee's emphasis on compensation that is performance-based, for the third straight year no change was made to the base salaries for Mr. Wexner and Mr. Redgrave. Ms. Turney and Mr. Burgdoerfer received modest base salary increases in recognition of their contributions to the continued successful financial performance of the Company. Mr. McGuigan's increase reflects his promotion to Chief Executive Officer of Mast Global.

	2010 Base Salary ($)	2011 Base Salary ($)	% Increase
Mr. Wexner	1,924,000	1,924,000	0.0%
Ms. Turney	1,250,000	1,300,000	4.0%
Mr. Redgrave	1,040,000	1,040,000	0.0%
Mr. McGuigan	858,000	900,000	4.9%
Mr. Burgdoerfer	725,000	750,000	3.4%

Short-Term Performance-Based Incentive Compensation.

Our short-term performance-based incentive compensation program for executive officers provides for incentive payments for each six-month operating season, reflecting the seasonal nature of our business. These incentive payments are based on the attainment of pre-established objective financial goals and are intended to motivate executives to work effectively to achieve financial performance objectives and reward them when objectives are met and results warrant. It is our belief and experience that by achieving our short-term goals season after season, we create long-term value for our stockholders. These incentive payments are paid in cash, unless the executive elects to defer a portion and/or to receive a portion in Common Stock as discussed below.

The target short-term performance-based incentive compensation opportunity for each eligible executive is set at a percentage of base salary. The amount earned can range from zero to double the incentive target, based upon the extent to which the pre-established financial goals are achieved or exceeded. Consistent with our focus on performance-based compensation, for fiscal 2011, the Compensation Committee approved an increase in the short-term performance-based incentive compensation target percentages for each of the named executive officers:

	Fiscal 2010 Target Incentive	Fiscal 2011 Target Incentive
Mr. Wexner	175%	185%
Ms. Turney	160%	170%
Mr. Redgrave	135%	140%
Mr. McGuigan	95%	110%
Mr. Burgdoerfer	110%	120%

The pre-established objective financial targets under this program for fiscal 2011 were based on operating income, subject to adjustments for extraordinary items pursuant to the 2011 Cash Incentive Compensation Performance Plan and approved by the Compensation Committee. Operating income is used because it is a performance measure over which executives can have significant impact and is also directly linked to the Company's long-range growth plan and to performance that drives stockholder value.

For executives that have enterprise-wide responsibility, targets are based 80% on a weighted average of the percentage achievement of major brand operating income targets and 20% on total Company operating income.

Executive Officer	Short-Term Performance Incentive Target Weighting and Metric
Mr. Wexner Mr. Redgrave Mr. Burgdoerfer	80% weighted average of major brand performance: 65% Victoria's Secret operating income 25% Bath & Body Works operating income 10% Mast Global and International operating income 20% total Limited Brands operating income
Ms. Turney	100% Victoria's Secret operating income
Mr. McGuigan	75% Mast Global operating income 25% weighted average of major brand performance

The Compensation Committee sets operating income targets at the beginning of each six-month season based on an analysis of historical performance, income expectations for that brand, financial results of other comparable businesses and progress toward achieving our strategic plan.

In fiscal 2011, the Compensation Committee set targets that reflected the uncertain economic environment and provided incentive to maximize sales and manage expenses. These targets represented significant growth in operating income over the record setting results we achieved in fiscal 2010. The targets were designed to reflect stretch performance that was achievable based on operating plans and to not encourage our executive officers to take unnecessary or excessive risks.

	Spring Season		Fall Season	
	Operating Income Target	Actual Performance[1]	Operating Income Target	Actual Performance[1]
Total Limited Brands	$467 million	$574 million	$929 million	$973 million
Victoria's Secret	406 million	486 million	585 million	597 million
Bath & Body Works	110 million	123 million	391 million	388 million
Mast Global[2]	75 million	89 million	88 million	114 million

[1] Actual performance presents operating income on an adjusted basis which removes certain special items. The Company believes that these special items are not indicative of its ongoing operations due to their size and their nature. The Company uses adjusted financial information as key performance measures of results for purposes of evaluating performance internally.

[2] Mast Global operating income represents an internal performance measure which does not correspond to amounts reported externally.

Threshold performance levels are set ranging from 85% of target to 89% of target. Maximum performance levels are set ranging from 109% of target to 122% of target.

Actual payouts based on the above performance for fiscal 2011 are set forth below and in the "Non-Equity Incentive Plan Compensation" column of the 2011 Summary Compensation Table below.

				Total Fiscal 2011 Incentive Payout	
	Fiscal 2011 Target Incentive	Spring Incentive Payout	Fall Incentive Payout	Total Payout	% of Target
Mr. Wexner	$3,559,400	$2,430,358	$2,468,800	$4,899,158	138%
Ms. Turney	2,210,000	1,555,840	1,495,728	3,051,568	138%
Mr. Redgrave	1,456,000	994,157	1,009,881	2,004,038	138%
Mr. McGuigan	990,000	737,352	1,062,666	1,800,018	182%
Mr. Burgdoerfer	900,000	614,520	624,240	1,238,760	138%

To encourage stock ownership and to foster executive retention, executives who elect to receive up to 25% of their short-term performance-based incentive compensation in the form of Common Stock will also receive a matching restricted stock unit grant of 25% of the amount the executive elected to receive in Common Stock, (i.e. a match of up to 6.25%), which will cliff vest in full at the end of three years, subject to continued employment.

Long-Term Performance-Based Incentive Program

Our long-term equity-based performance incentive program rewards past performance and encourages performance that enhances stockholder value as the ultimate value of equity awards realized by our executives is determined by the stock price upon exercise or vesting. Additionally, we believe that the vesting requirement of our long-term equity compensation substantially increases the likelihood that we will be able to retain top performers.

In determining the size of each named executive officer's equity award, the Compensation Committee considers individual performance, each officer's contribution to the success of the 2010 fiscal year while also taking into account competitive practice, the Company's overall budget for equity compensation expense and stockholder dilution. In fiscal 2011, based on an evaluation of named executive officer and Company performance in fiscal 2010, stock options and restricted stock units were awarded as set forth below and in the Grants of Plan-Based Awards for Fiscal 2011 table.

	Value of Restricted Stock Units	Value of Stock Options	Total FY 2011 Equity Award Value
Ms. Turney	$3,266,112	$1,075,458	$4,341,570
Mr. Redgrave	850,736	245,803	1,096,539
Mr. McGuigan	2,027,810	638,175	2,665,985
Mr. Burgdoerfer	1,076,722	354,534	1,431,256

Note: The equity award for our Chairman and CEO is determined on a different basis than that of our other named executive officers. The CEO award is described in detail below.

Stock Options

Stock options generally comprise 25% of the value of each executive's annual equity-based long-term incentive opportunity award. Stock options are awarded to align executive interests with stockholder interests by creating a direct link between compensation and stockholder return and to help retain executives. Stock options granted to each named executive officer vest over three to five years, subject to continued employment. The exercise price for these options is equal to the closing price of the underlying Common Stock on the grant date.

Restricted Stock Units

Restricted stock units generally comprise 75% of the value of each executive's annual equity-based long-term incentive opportunity award. Restricted stock units are awarded to align executive rewards with those realized by stockholders (through the market value of our stock), retain superior executive talent (through the time vesting requirements) and reward exceptional individual performance (through the annual determination of the size of the award).

Restricted stock units granted to our executive officers are subject to a performance metric, specifically operating income. The operating income performance target required for our named executive officers to earn their performance-based restricted stock units was achievement of $100 million of operating income for the 2011 fiscal year. The primary purpose of this predetermined performance objective is to satisfy the requirements for tax deductibility under Code Section 162(m). To ensure the retentive value of the program, once the performance metric (as described above) was achieved in fiscal 2011, these awards vest over a period of three to five years, subject to continued employment.

As noted above, time-vested restricted stock units are awarded to executives as a match on his or her election to receive a portion of his or her short-term performance-based incentive compensation in Common Stock, rather than cash, and as deemed appropriate by the Compensation Committee.

Equity Award Mechanics

Equity awards are dated effective the date of approval unless the approval occurs before the hire or other relevant effective date, in which case, the later date applies.

In connection with the payment to stockholders of extraordinary cash dividends on July 1, 2011 and December 23, 2011, pursuant to the terms of our equity plan, we equitably adjusted (i) the number of shares available for grant under the 2011 Stock Option and Performance Incentive Plan (2011 Plan) as well as

(ii) outstanding awards under the 1993 Stock Option and Performance Incentive Plan (1993 Plan) and the 2011 Plan (which, in the case of options, included adjustments to both the number of shares of Common Stock covered by the option as well as the exercise price).

CEO Equity Award Determination

Beginning with the 2010 fiscal year, the Compensation Committee implemented a process in which Mr. Wexner's equity grant would be a "split grant" delivered in two parts—one in March at the same time other senior executives receive equity grants, and one in the following January. Mr. Wexner's total annual equity grant value, including both the March and January grants, is targeted at 4.0 times his base salary, and the value can range between 1.6 times to 8.0 times his base salary, depending on individual and Company performance.

The total value of the equity compensation awarded to Mr. Wexner is based on pre-established Company and individual performance factors described below and is designed to further align with stockholder interests. The Compensation Committee seeks to ensure that the objective performance measures for both the March and January performance-based restricted stock units satisfy the requirements for tax deductibility under Code Section 162(m) while the performance considerations described below determine the size of the overall grant.

The table below outlines the split of Mr. Wexner's equity grant and its timing of delivery:

	Award as a Multiple of Pay	Award Structure	Considerations
March	1.6	75% Performance-based RSUs 25% Stock Options Vests over three years	• A "baseline award" • Below market competitiveness • Performance metric designed to meet the requirements for tax deductibility under Code Section 162(m)
January	0 to 6.4	75% Performance-based RSUs 25% Stock Options Vests over five years	• Size of the award determined based on qualitative, objective and financial measurements • Target value is 2.4 times base salary based on performance at the "Meets Objectives" level. When combined with the March grant, total value at target is 4.0 times base salary. • Performance metric designed to provide incentive to maximize operating income and outperform other retailing companies.

The Compensation Committee has determined that the performance measures applicable to the January 2012 restricted stock unit award will also be applicable to Mr. Wexner's March 2012 restricted stock unit award, if any. It is the intent of the Compensation Committee that similar performance measures will apply to Mr. Wexner's January restricted stock unit award granted at the end of fiscal 2012, if any. The composition of each award—March and January—is described further below.

March 2011 Award

The value of the March equity grant is set below the competitive market at a value of approximately 1.6 times Mr. Wexner's base salary. This grant is intended to provide a baseline award. The Compensation Committee awarded Mr. Wexner an equity grant in March 2011 with a value of $2.8 million. This award was delivered 75% in the form of performance-based restricted stock units and 25% in the form of stock options. The objective performance measure for Mr. Wexner to earn the March performance-based restricted stock units has been set at achievement of at least $100 million of operating income for the 2011, 2012 or 2013 fiscal years.

Since the performance condition was met in fiscal year 2011, the restricted stock units will vest 100% on the third anniversary of the grant date. Stock options vest pro-rata over a three year period. All awards are subject to continued employment.

January 2012 Award

The January equity grant is intended to recognize financial, strategic and operational performance for the fiscal year with a value ranging from zero to a multiple of 6.4 times Mr. Wexner's base salary, as determined by the Compensation Committee based on the performance considerations outlined below. These objectives were established as a component of management's and Mr. Wexner's annual performance scorecard. As the fiscal year draws to a close, the Compensation Committee carefully and thoroughly assesses both Mr. Wexner's performance and the Company's performance, considering these objectives, and if appropriate, awards Mr. Wexner an equity grant in January.

The range in values for the January grant is determined based on a benchmark of equity grant values of CEO's in our peer group. The top of the range (a multiple of 6.4 times base salary) has been strategically positioned so that if all qualitative, objective and financial performance targets for the year are exceeded, Mr. Wexner's equity grant value would be at the top of our peer competitors. Conversely, if performance is below targeted levels, Mr. Wexner's equity grant value would be below the median of the peer group. At the "Meets Objectives" level Mr. Wexner's equity award would generally reflect the median of our peers. For example, if the Company's performance is less than 20% of target, Mr. Wexner would receive little or no equity grant. Thus, while factors other than performance against financial targets are considered in determining the size of long-term equity grant, the Compensation Committee considers these other factors, including such things as leadership talent development, the development of new business opportunities, and success in fostering a productive culture, as adjustments from the base provided by financial performance. In addition, once the size of the grant was determined, the Compensation Committee imposed rigorous performance metrics that the Company must achieve over the vesting period in order for Mr. Wexner to vest in the grant.

Performance Considerations	Value of January Equity Grant
Income, strategic business and personal objectives not met	No equity grant
Income objectives met at target for both the spring and fall seasons, achievement of strategic business objectives, personal, leadership development and recruiting and retention objectives met	2.4 times base salary
Income objectives exceeded for both the spring and fall seasons, strategic business objectives exceeded, personal, leadership development and recruiting and retention objectives exceeded	Up to 6.4 times base salary

In January 2012, the Compensation Committee awarded Mr. Wexner an equity grant with a reported value of $8.4 million based on the performance of the Company and his role and leadership in its accomplishments for the current fiscal year (with no particular weighting or formula), including:

- Maximizing the profitability of our core brands through increased sales, careful inventory management and improved execution;
- Expansion of company owned operations outside the United States;
- Growth of new brand concepts;
- Accomplishment of talent and cultural objectives;

- Implementation of infrastructure and systems to enhance productivity and enable future growth; and
- Optimization of capital structure.

Similar to the March award, the January award was delivered 75% in the form of performance-based restricted stock units and 25% in the form of stock options. The Compensation Committee determined that the performance measures applicable to Mr. Wexner's January 2012 restricted stock unit grant require that, for the vesting periods beginning January 26, 2012 and ending on the last day of the Company's 2013, 2014, 2015 and 2016 fiscal years, the Company's cumulative adjusted operating income, as a percentage of cumulative sales, be in the top 1/3 of the S&P Retailing Index for such periods, also determined on a cumulative and adjusted basis. The outcome of such performance measure will be subject to review by an independent registered public accounting firm. The restricted stock units are eligible to vest over five years, with 20% eligible to vest on the second and third anniversaries of the grant date, and 30% on the fourth and fifth anniversaries, in each case subject to the performance measures being satisfied and continued employment. To the extent any tranche of the award that is eligible for vesting based on Company performance does not vest in any fiscal year, such tranche may vest in future years, subject to satisfaction of the prescribed performance measure.

As previously noted, the largest component of Mr. Wexner's compensation is long-term performance-based equity that vests over time, assuming performance conditions are met, and, therefore, is not realizable on an annual basis. Further, the ultimate value, if any, is dependent on future performance. In addition, the Compensation Committee has determined that the performance measures applicable to the January 2012 restricted stock unit award will also be applicable to Mr. Wexner's March 2012 restricted stock unit award, if any. It is the intent of the Compensation Committee that similar performance measures will apply to Mr. Wexner's January restricted stock unit award granted at the end of fiscal 2012, if any.

Retirement and Other Post-Employment Benefits

The Compensation Committee believes that, in addition to short- and long-term compensation, it is important to provide our executive officers with competitive post-employment compensation. Post-employment compensation consists of two main types—qualified and non-qualified defined contribution retirement plan benefits and termination benefits. The Compensation Committee believes that retirement plan benefits and termination benefits are important components in a well-structured executive officer compensation package, and the Compensation Committee also seeks to ensure that the combined package is competitive at the time the package is negotiated with each executive officer.

Retirement Plan Benefits

The Company sponsors both a tax-qualified defined contribution retirement plan and a non-qualified supplemental retirement plan. Participation in the qualified plan is available to associates who meet certain age and service requirements. Participation in the non-qualified plan is made available to associates who meet certain age, service, job level and compensation requirements. Our named executive officers participate in both plans.

The qualified plan permits participating associates to elect contributions up to the maximum limits allowable under the Code. The Company matches associates' contributions according to a predetermined formula and contributes additional amounts based on a percentage of the associates' eligible annual compensation and years of service. Associates' contributions and Company matching contributions to the qualified plan vest immediately. Additional Company contributions and the related investment earnings are subject to vesting based on years of service.

The non-qualified plan is an unfunded plan which provides benefits beyond the Code limits for qualified defined contribution plans. The plan permits participating associates to elect contributions up to a maximum percentage of eligible compensation. The Company matches associates' contributions according to a predetermined formula and contributes additional amounts based on a percentage of the associates' eligible compensation and years of service. The plan also permits participating associates to defer additional compensation up to a maximum amount which the Company does not match.

Associates' contributions to the non-qualified plan and the related interest vest immediately. Company contributions and credits to the non-qualified plan and the related interest are subject to vesting based on years of service. Associates generally may elect in-service distributions for the unmatched deferred compensation component only. The remaining vested portion of associates' accounts in the plan will be distributed upon termination of employment in either a lump sum or in equal annual installments over a specified period of up to 10 years.

Associates' accounts are credited with interest using a rate determined annually based on the long-term Applicable Federal Rate published by the Internal Revenue Service. In general, the rate is set at what is considered "above market" as defined by SEC guidelines. We believe that an above market rate is appropriate based on the fact that unfunded associate contributions to the plan have a positive impact on Company cash flow, thus reducing the borrowing needs of the Company.

Termination Benefits: Severance Agreements and Change in Control Agreements

The Compensation Committee believes that severance and change in control arrangements have unique characteristics and value. For example, severance agreements provide protection for prospective executives who may forego significant bonuses and equity awards at the companies they are leaving or who face relocation expenses and family disruption. Generally, executives are not willing to accept such risks and costs without protection in the event their employment is terminated due to unanticipated changes, including a change in control. Additionally, executives often look to severance agreements to provide protection for lost professional opportunities in the event of a change in control and consequently assign significant value to them.

Due to his unique role as the founder of the Company, Mr. Wexner is not covered by a severance or change in control agreement. However, consistent with the treatment for all stock plan participants under the terms of both our 1993 Plan and our 2011 Plan, all of Mr. Wexner's unvested stock options and restricted stock units will become vested upon death. Upon retirement or disability, restricted stock units will vest pro-rata based on the fraction of whole months worked from the grant date over the full vesting period (i.e., one-third will vest if twelve full months are completed from the grant date for a grant that would otherwise vest 100% three years from the grant date). In the event of a change in control, all awards granted under the 1993 Plan will become vested and awards granted under the 2011 Plan will become vested if Mr. Wexner's employment is terminated other than for cause within 24 months of the change in control.

We have entered into severance and change in control agreements with all of our named executive officers other than Mr. Wexner as noted above. The benefits payable under these arrangements in certain circumstances are disclosed below under the heading "Estimated Post-Employment Payments and Benefits." These agreements generally provide that, if we fail to extend the executive's agreement or terminate the executive's employment without cause, or if the executive terminates his or her employment for good reason, the executive will continue to receive his or her base salary for one year after the termination date. If the executive agrees to a general release of claims against the Company, the executive will also be entitled to receive an additional year of salary continuation and the amount of incentive compensation that the executive would have otherwise received during the first year after termination.

In connection with a change in control of Limited Brands, in the event that the executive's employment is terminated either by us without cause or by the executive for good reason, subject to the executive's execution of a general release of claims against us, the executive would be entitled to a severance benefit equal to two times the executive's base salary, plus an amount equal to the sum of the executive's four previous semi-annual payouts under our short-term performance-based incentive compensation plan, together with a pro-rata amount for the short-term incentive compensation performance period in which the executive's employment terminated. In addition, awards granted under the 1993 Plan will become vested and awards granted under the 2011 Plan will become vested if the executive's employment is terminated other than for cause within 24 months of the change in control. During fiscal 2011, Ms. Turney's and Mr. Burgdoerfer's employment agreements were amended to remove the provision for tax reimbursement payments in the event any "parachute" excise tax is imposed on payments made in connection with a change in control. Consequently, none of our named executive officers are entitled to a tax gross-up upon a change in control. It is the Company's policy not to enter into any new arrangements providing for change in control excise tax gross-up payments.

Additional tabular disclosure of certain termination benefits is set forth below under the heading "Retirement and Other Post-Employment Benefits."

Perquisites

We provide our executive officers with minimal perquisites that the Compensation Committee believes are reasonable and in the best interests of the Company and its stockholders. These perquisites include the reimbursement of financial planning costs of up to $15,000, payment of life insurance policy premiums for Ms. Turney and tax equalization payments on certain taxable contributions to the non-qualified retirement plan in order to maximize the benefit provided by such items. This benefit is provided to all participants in the plan. The value of these benefits, to the extent utilized by our named executive officers, is disclosed below in footnote (6) to the 2011 Summary Compensation Table.

The Board of Directors has approved a security program (the "Security Program") that provides security services to Mr. Wexner and his family. We require these security measures for the benefit of the Company and believe these security costs are appropriate given the risks associated with Mr. Wexner's role and position. We periodically hire a third party to review our Security Program to verify that a bona fide business oriented security concern exists and that the Security Program costs are reasonable and consistent with these concerns. The Security Program requires Mr. Wexner to use corporate provided aircraft, or private aircraft that is in compliance with the Security Program, whether the purpose of the travel is business or personal.

The cost of security services which are not business related have been reimbursed to the Company by Mr. Wexner. In addition, to the extent that corporate provided aircraft is used by Mr. Wexner or any executive officer for personal purposes, he or she has reimbursed the Company based on the greater of the amount established by the IRS as reasonable for personal use or the aggregate incremental cost associated with the personal use of the corporate owned aircraft as determined by an independent, third party aircraft costing service.

Common Stock Ownership Guidelines

The Compensation Committee strongly encourages stock ownership of shares of Common Stock by the Company's named executive officers. Our named executive officers are subject to minimum stockholding guidelines. Any individual promoted or hired into a position subject to these guidelines will have a five-year period in which to meet the stock ownership requirements. The stockholding requirements reflect the value of Common Stock held and can be met through direct or beneficial ownership of Common Stock, including shares of Common Stock held through the Company's stock and retirement plans. In addition to aligning the interests of our named executive officers with those of our stockholders, the stock ownership guidelines promote a long-term focus and discourage inappropriate risk-taking.

The minimum guideline for the CEO is ownership of Common Stock with a value of five times his base salary. Mr. Wexner's Common Stock ownership far exceeds this minimum requirement.

The minimum guideline for the other named executive officers is ownership of Common Stock with a value of three times his or her base salary. All of the named executive officers hold shares of Common Stock with a value in excess of the ownership guidelines as of the end of the 2011 fiscal year.

In addition to stock ownership guidelines for executives, after four years of membership on the Board, members of our Board of Directors must maintain ownership of at least the number of shares of Common Stock received as Board compensation over the previous four years. All members of our Board are in compliance with this policy.

Recovery of Compensation Awards

We would seek to recover, under the relevant provisions of the Sarbanes-Oxley Act, previously awarded bonuses or equity-based compensation or profits in the event of a restatement of financial or other performance results.

Tax Deductibility

The Compensation Committee generally seeks to structure executive compensation in a tax efficient manner. The Limited Brands 2011 Cash Incentive Compensation Performance Plan and the 2011 Plan are intended to qualify payments under the Company's performance-based cash incentive compensation program and equity-based incentive program, respectively, for tax deductibility under Code Section 162(m). The Compensation Committee has not elected to adopt a policy requiring all compensation to be tax deductible to maintain flexibility in structuring executive compensation to attract highly qualified executive talent and to further our business goals and compensation philosophy.

Compensation Governance

Our executive compensation program is overseen by the Compensation Committee of the Board. Compensation Committee members are appointed by our Board and meet the independence and other requirements of the NYSE and other applicable laws and regulations. Compensation Committee members are selected based on their knowledge and experience in compensation matters from their professional roles and their roles on other boards.

As part of its self-evaluation process, the Compensation Committee considers best practices and compliance with the highest governance standards. The Compensation Committee continued its work to enhance communication with the Board and maximize the effectiveness of the Compensation Committee. The role of the Compensation Committee and information about its meetings are set forth elsewhere in this proxy statement.

The Compensation Committee participated in the preparation of the Compensation Discussion and Analysis and recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement

The Compensation Committee's charter is available on our website at http://www.limitedbrands.com.

Committee Delegation

Company management, including the Executive Vice President of Human Resources and the Senior Vice President of Talent Management and Total Rewards, generally prepare the materials for and attend Compensation Committee meetings, along with a representative from the Office of the General Counsel who records the minutes of the meeting, the Chief Administrative Officer and the Chief Financial Officer. This management team proposes compensation program design and recommends compensation levels and stock awards for executives other than for themselves. The CEO does not play a role in recommending his own compensation. The Compensation Committee makes the final determination regarding management's proposals. The Compensation Committee regularly meets in executive session without management present.

The Compensation Committee may delegate its authority to subcommittees or the Chair of the Compensation Committee when it deems appropriate and in the best interests of the Company. In accordance with its charter, the Compensation Committee has delegated to our Executive Vice President of Human Resources the authority to make grants of stock rights or options under and in accordance with the Company's stock incentive plan with a value up to $400,000 in any year to any associate who is not a Section 16 officer of the Company or a senior leadership team member.

Compensation Consultant

As permitted by its charter, the Compensation Committee retained Towers Watson as its independent executive compensation consultant to assist in its evaluation of CEO and executive officer compensation levels, severance arrangements and program design. The Compensation Committee, considering recommendations from our management team, determines the work to be performed by the consultant. The consultant works with management to gather data required in preparing analyses for Compensation Committee review.

Specifically, the consultant provides the Compensation Committee with the following services, including but not limited to:

- market trend information allowing the Committee to stay abreast of changing market practices;
- data and recommendations to enable the Compensation Committee to make informed decisions;
- program design assistance, including the January 2012 stock award for Mr. Wexner;
- analysis on the alignment of pay and performance;
- consultation on our executive compensation strategy and peer group selection; and
- assistance in preparation of this disclosure.

The Compensation Committee has the sole authority to retain and terminate any independent executive compensation consultant. To that end, it periodically reviews the performance of the consultant and considers alternative consultants. In considering the advice provided by an executive compensation consultant, and whether to retain or continue the retention of an executive compensation consultant, the Compensation Committee requires that the Company regularly inform the Compensation Committee of all work provided or to be provided by the consulting firm and its affiliates to the Company in addition to the executive compensation services provided to the Compensation Committee. Additionally, the Compensation Committee reviews all bills rendered by the compensation consulting firm to the Company for services provided to both the Company and the Compensation Committee. In addition to the services provided at the request of the Compensation Committee, a separate division of Towers Watson provides a call center tracking system for which we pay quarterly software usage fees, aggregating less than $120,000 annually. The Compensation Committee believes that the provision of this work by Towers Watson is not material and does not impair the independence and objectivity of advice provided to the Compensation Committee on executive compensation matters.

Conclusion

In summary, fiscal 2011 was a year of continued strong financial and operational performance for our Company. We continue to deliver exceptional returns and are committed to creating long-term value for our stockholders. As we have demonstrated in the above disclosure, our pay levels and programs are highly aligned with the performance of the Company. We believe when we deliver above target results, our executives should receive above target compensation.

Based on the above, we recommend stockholders vote "FOR" our executive compensation program.

2011 Summary Compensation Table

The following table sets forth information concerning total compensation earned by or paid to our Chief Executive Officer, Chief Financial Officer and our three other most highly compensated executive officers during the fiscal year ended January 28, 2012 (the "named executive officers").

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)(3)	Option Awards ($)(2)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total ($) (1)(2)(3) (4)(5)(6)
Leslie H. Wexner	2011	$1,924,000	$ 0	$8,822,133	$2,596,103	$4,899,158	$339,918	$ 649,172	$19,230,484
Chairman of the Board, CEO	2010	1,924,000	0	8,658,055	2,988,313	6,302,351	323,871	311,900	20,508,490
	2009	1,924,000	0	1,882,327	507,794	4,897,119	388,325	1,222,405	10,821,970
Sharen J. Turney	2011	1,290,385	0	3,266,112	1,075,458	3,051,568	181,168	730,224	9,594,915
CEO/President, Victoria's	2010	1,250,000	0	870,856	299,939	3,998,400	163,204	485,799	7,068,198
Secret	2009	1,250,000	1,925,023	955,093	257,654	2,682,750	185,320	383,754	7,639,594
Martyn R. Redgrave	2011	1,040,000	0	850,736	245,803	2,004,038	35,280	509,352	4,685,209
Executive Vice President,	2010	1,040,000	0	817,059	249,552	2,628,007	24,038	371,479	5,130,135
Chief Administrative Officer	2009	1,040,000	0	651,251	171,545	2,150,762	29,117	210,571	4,253,246
Charles C. McGuigan(7)	2011	891,923	0	2,027,810	638,175	1,800,018	31,624	347,252	5,736,802
CEO/President, Mast Global									
Stuart B. Burgdoerfer	2011	745,192	0	1,076,722	354,534	1,238,760	18,119	313,011	3,746,338
Executive Vice President,	2010	725,000	0	548,145	173,964	1,492,761	11,708	232,541	3,184,119
Chief Financial Officer	2009	725,000	0	573,938	149,280	1,153,330	9,037	159,378	2,769,963

(1) Performance-based incentive compensation bonuses are disclosed in this table under the Non-Equity Incentive Plan Compensation column. None of our named executive officers received a nonperformance-based award in fiscal 2011.

(2) The value of stock and option awards reflects the aggregate grant date fair value, excluding estimated forfeitures, computed in accordance with Accounting Standards Codification ("ASC") Subtopic 718 Compensation—Stock Compensation, for each award. Stock options are valued using the Black-Scholes option pricing model. See Note 20 to the Company's financial statements filed on March 23, 2012 on Form 10-K for the related assumptions for stock options granted during the 2011, 2010 and 2009 fiscal years and for a discussion of our assumptions in determining the aggregate grant date fair value of these awards. Long-term equity awards vest over time and, therefore, are not realizable on an annual basis nor is the ultimate value determinable without reference to future performance.

(3) Stock and option awards were granted to each named executive officer under the Company's amended and restated 1993 Plan and the 2011 Plan. Awards are long-term compensation, vesting over periods from three to five years and are not realizable on an annual basis.

(4) Represents the aggregate of the non-equity performance-based incentive compensation for the applicable fiscal Spring and Fall selling seasons. Incentive compensation targets are set based on a percentage of base salary and are paid seasonally based on the achievement of operating income results. The following table illustrates the amount of the compensation paid in cash, stock and voluntarily deferred:

	Paid in Cash ($)	Paid in Stock ($)	Deferred Cash ($)	Deferred Stock ($)	Total ($)
Mr. Wexner	$4,899,158	$ 0	$ 0	$0	$4,899,158
Ms. Turney	2,961,371	0	90,197	0	3,051,568
Mr. Redgrave	1,946,467	0	57,571	0	2,004,038
Mr. McGuigan	1,322,512	241,123	236,383	0	1,800,018
Mr. Burgdoerfer	1,200,101	0	38,659	0	1,238,760

(5) Limited Brands does not sponsor any tax-qualified or non-qualified defined benefit retirement plans. For fiscal 2011, the amounts shown represent the amount by which earnings, at a rate equivalent to 5.99% compounded monthly on each named executive officer's non-qualified deferred compensation account balance, exceeds 120% of the applicable federal long-term rate.

(6) The following table details all other compensation paid to each named executive officer during our last fiscal year:

	Financial planning services provided to executive ($)	Life insurance premiums paid on executive's behalf ($)	Tax equalization payments ($)	Reimbursement of medical costs not covered by the Company's standard health plan ($)	Cash payout of fractional shares due to special dividend stock award adjustment ($)	Company contributions to the executive's qualified and non-qualified retirement plan account ($)	Total ($)
Mr. Wexner	$ 0	$ 0	$24,808	$ 575	$537	$623,252	$649,172
Ms. Turney	9,500	7,730	23,156	609	496	688,733	730,224
Mr. Redgrave	0	0	18,892	40	455	489,965	509,352
Mr. McGuigan	2,150	0	11,168	69	380	333,485	347,252
Mr. Burgdoerfer	7,000	0	10,889	1,208	335	293,579	313,011

(7) Mr. McGuigan was not a named executive officer for fiscal 2009 or fiscal 2010 and, therefore his compensation is not disclosed for those years.

Grants of Plan-Based Awards for Fiscal 2011

The following table provides information relating to plan-based awards and opportunities granted to the named executive officers during the fiscal year ended January 28, 2012.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)(3)	(#)(4)	($/Sh)	($)(5)
Leslie H. Wexner	3/31/2011				0	0	0	0	75,613	$30.5341	$ 760,909
	3/31/2011					75,613			0	0	2,245,804
	1/26/2012				0	0	0	0	174,867	41.26	1,835,195
	1/26/2012					174,867					6,576,328
		$711,880	$3,559,400	$7,118,800							
Sharen J. Turney	3/31/2011				0	0	0	0	111,758	30.5341	1,075,458
	3/31/2011					111,759			0	0	3,266,112
		442,000	2,210,000	4,420,000							
Martyn R. Redgrave	3/4/2011				0	0	0	3,158	0	0	92,046
	3/31/2011				0	0	0	0	25,543	30.5341	245,803
	3/31/2011					25,544			0	0	758,690
		291,200	1,456,000	2,912,000							
Charles C. McGuigan	3/4/2011				0	0	0	1,732	0	0	50,482
	3/31/2011				0	0	0	0	66,317	30.5341	638,175
	3/31/2011				0	66,319	0		0	0	1,938,146
	9/2/2011					0		1,171	0	0	39,182
		198,000	990,000	1,980,000							
Stuart B. Burgdoerfer	3/31/2011				0	0	0	0	36,842	30.5341	354,534
	3/31/2011					36,843			0	0	1,076,722
		180,000	900,000	1,800,000							

(1) Non-Equity Incentive Plan Awards represent the Threshold, Target and Maximum opportunities under the Company's 2011 Cash Incentive Compensation Performance Plan for the 2011 Spring and Fall seasons. The actual amount earned under this plan is disclosed in the 2011 Summary Compensation Table in the "Non-Equity Incentive Plan Compensation" column.

(2) Equity Incentive Plan Awards represent the Threshold, Target and Maximum payments of performance-based restricted stock units for the 2011 fiscal year. For awards granted on 3/31/2011, the actual number of performance-based restricted stock units earned is disclosed in the "All Other Stock Awards: Number of Shares of Stock or Units" column of this table.

Stock Awards granted to Mr. Wexner on January 26, 2012 are subject to achievement of the Company's achievement of operating income as a percentage of sales ranking in the top 1/3 of the S&P Retailing Index in each of the 2012, 2013, 2014, 2015 and 2016 fiscal years, determined on a cumulative basis. If the performance condition is met, the restricted stock units will vest 20% on the second and third anniversaries of the grant date and 30% on the fourth and fifth anniversaries of the grant date, subject to continued employment.

Stock Awards granted to each of the named executive officers are earned based on achievement of the operating income target for fiscal 2011. The operating income target for fiscal 2011 was achieved and therefore, subject to continued employment, Stock Awards granted to Mr. Wexner and Mr. Redgrave on March 31, 2011 vest on March 31, 2013 and Stock Awards granted to Ms. Turney, Mr. McGuigan and Mr. Burgdoerfer vest over five years with 20% vesting on the second and third anniversaries of the grant date and 30% vesting on the fourth and fifth anniversaries of the grant date.

(3) Stock Awards were granted pursuant to the Company's amended and restated 1993 Plan and 2011 Plan.

Stock Awards granted on March 4, 2011 to Messrs. Redgrave and McGuigan and September 2, 2011 to Mr. McGuigan, represent awards made in connection with each of their elections to receive a portion of their cash-based incentive compensation bonus in shares of Common Stock. The grants were made based on the Fall 2010 bonus paid on March 4, 2011 and the Spring 2011 bonus paid on September 2, 2011. These grants vest 100% three years from the grant date, dependent on each named executive officer retaining the stock paid in lieu of cash.

In each case, the vesting of these awards is subject to continued employment.

Dividends are not paid or accrued on stock awards or stock units until such shares vest.

(4) Option Awards were granted pursuant to the Company's amended and restated 1993 Plan and 2011 Plan. Option grant dates were established on the date the grants were approved by the Compensation Committee of the Board and the exercise price is the closing price of Common Stock on the grant date.

Option Awards granted to Messrs. Wexner and Redgrave on March 31, 2011 vest in three equal installments beginning on the first anniversary of the grant date. Option Awards granted to Ms. Turney and Messrs. McGuigan Burgdoerfer on March 31, 2011 and Mr. Wexner on January 27, 2011 will vest 20% on the second and third anniversaries of the grant date and 30% on the fourth and fifth anniversaries of the grant date.

In each case, the vesting of these awards is subject to continued employment.

(5) The value of stock and option awards reflects the grant date fair value under ASC Subtopic 718 Compensation—Stock Compensation for each award. Options are valued using the Black-Scholes option pricing model with the following assumptions as set forth in the Company's financial statements filed on March 23, 2012, on Form 10-K for the 2011 fiscal year: dividend yield of 4.1%, volatility of 48%, risk free interest rate of 1.9% and expected life of 5.0 years. Restricted stock units are valued based on the fair market value of a share of Common Stock on the date of grant, adjusted for anticipated dividend yields.

Outstanding Equity Awards at Fiscal Year-End for Fiscal 2011

The following table provides information relating to outstanding equity awards granted to the named executive officers as of fiscal year end, January 28, 2012.

	Option Awards						Restricted Stock Awards				
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(19)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(19)
Leslie H. Wexner	2/4/2002	516,630	0	0	13.74	2/4/2012					
	2/3/2003	464,967	0	0	9.80	2/3/2013					
	2/2/2004	464,967	0	0	14.51	2/2/2014					
	3/31/2005	404,384	0	0	19.83	3/31/2015					
	3/31/2006	101,094	0	0	19.96	3/31/2016					
	3/30/2007	130,504	0	0	21.27	3/30/2017					
	3/31/2008	155,108	51,705(1)	0	13.95	3/31/2018					
	3/31/2009	221,895	110,948(1)	0	7.10	3/31/2019					
	3/31/2010	36,824	73,649(2)	0	20.90	3/31/2020					
	1/27/2011	0	264,172(3)	0	27.31	1/27/2021					
	3/31/2011	0	75,613(4)	0	30.53	3/31/2021					
	1/26/2012	0	174,867(5)	0	41.26	1/26/2022					
							3/31/2009	332,843(7)	13,799,671	0	0
							3/31/2010	110,473(8)	4,580,211	0	0
							1/27/2011	264,167(9)	10,952,364	0	0
							3/31/2011	75,613(10)	3,134,915	0	0
							1/26/2012	0	0	174,867(11)	7,249,986
Sharen J. Turney	3/31/2008	7,754	17,535(1)	0	13.95	3/31/2018					
	3/31/2009	2	56,294(1)	0	7.10	3/31/2019					
	3/31/2010	14,952	29,903(2)	0	20.90	3/31/2020					
	3/31/2011	0	111,758(6)	0	30.53	3/31/2021					
							3/31/2008	1,225,398(12)	50,805,001	0	0
							3/31/2009	168,883(7)	7,001,889	0	0
							3/31/2010	44,858(8)	1,859,813	0	0
							3/31/2011	111,759(13)	4,633,528	0	0
Martyn R. Redgrave	3/30/2007	29,962	0	0	21.27	3/30/2017				0	0
	3/31/2008	24,543	20,959(1)	0	13.95	3/31/2018				0	0
	3/31/2009	74,962	37,478(1)	0	7.10	3/31/2019				0	0
	3/31/2010	12,440	24,880(2)	0	20.90	3/31/2020				0	0
	3/31/2011	0	25,543(4)	0	30.53	3/31/2021					
							3/31/2009	112,442(7)	4,661,845	0	0
							9/4/2009	1,381(14)	57,256	0	0
							3/5/2010	1,834(15)	76,038	0	0
							3/31/2010	37,322(8)	1,547,370	0	0
							9/3/2010	2,906(16)	120,483	0	0
							3/4/2011	3,158(17)	130,931	0	0
							3/31/2011	25,544(10)	1,059,054	0	0

	Option Awards						Restricted Stock Awards				
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(19)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(19)
Charles C. McGuigan	3/31/2008	0	4,637(1)	0	13.95	3/31/2018					
	3/31/2009	0	11,999(1)	0	7.10	3/31/2019					
	3/31/2010	0	7,183(2)	0	20.90	3/31/2020					
	3/31/2011	0	66,317(6)	0	30.53	3/31/2021					
							3/31/2009	36,000(7)	1,492,560	0	0
							3/31/2010	10,775(8)	446,732	0	0
							9/3/2010	1,555(16)	64,470	0	0
							3/4/2011	1,732(17)	71,809	0	0
							3/31/2011	66,319(13)	2,749,586	0	0
							9/2/2011	1,171(18)	48,550	0	0
Stuart B. Burgdoerfer	4/9/2007	3,825	0	0	21.92	4/9/2017					
	3/31/2008	0	9,739(1)	0	13.95	3/31/2018					
	3/31/2009	2	32,615(1)	0	7.10	3/31/2019					
	3/31/2010	0	17,342(2)	0	20.90	3/31/2020					
	3/31/2011	0	36,842(6)	0	30.53	3/31/2021					
							3/31/2009	97,846(7)	4,056,695	0	0
							9/4/2009	1,851(14)	76,742	0	0
							3/5/2010	2,450(15)	101,577	0	0
							3/31/2010	26,018(8)	1,078,706	0	0
							3/31/2011	36,843(13)	1,527,511	0	0

(1) Options vest 100% on March 31, 2012.

(2) Options vest 50% on March 31, 2012 and 50% on March 31, 2013.

(3) Options vest 20% on January 27, 2013, 20% on January 27, 2014, 30% on January 27, 2015 and 30% on January 27, 2016.

(4) Options vest 1/3rd on March 31, 2012, 1/3rd on March 31, 2013 and 1/3rd on March 31, 2014.

(5) Options vest 20% on January 26, 2014, 20% on January 26, 2015, 30% on January 26, 2016 and 30% on January 26, 2017.

(6) Options vest 20% on March 31, 2013, 20% on March 31, 2014, 30% on March 31, 2015 and 30% on March 31, 2016.

(7) Shares vest 100% on March 31, 2012.

(8) Shares vest 100% on March 31, 2013.

(9) Shares vest 20% on January 27, 2013, 20% on January 27, 2014, 30% on January 27, 2015 and 30% on January 27, 2016.

(10) Shares vest 100% on March 31, 2014.

(11) Subject to achievement of a performance condition, shares vest 20% on January 26, 2014, 20% on January 26, 2015, 30% on January 26, 2016 and 30% on January 26, 2017.

(12) Shares vest 40% on March 31, 2012, 20% on March 31, 2013, 20% on March 31, 2014 and 20% on March 31, 2015.

(13) Shares vest 20% on March 31, 2013, 20% on March 31, 2014, 30% on March 31, 2015 and 30% on March 31, 2016.

(14) Shares vest 100% on September 4, 2012.

(15) Shares vest 100% on March 5, 2013.

(16) Shares vest 100% on September 3, 2013.

(17) Shares vest 100% on March 4, 2014.

(18) Shares vest 100% on September 2, 2014.

(19) Market value based on the $41.46 fair market value of a share of Common Stock on the last trading day of the fiscal year (January 27, 2012).

Option Exercises and Stock Vested Information for Fiscal 2011

The following table provides information relating to Option Awards exercised and Restricted Stock Unit Awards vested during the fiscal year ended January 28, 2012.

	Option Awards		Restricted Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)(1)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)(2)**
Leslie H. Wexner	0	$ 0	0	$ 0
Sharen J. Turney	193,762	5,179,182	12,643	415,702
Martyn R. Redgrave	0	0	175,449	5,775,781
Charles McGuigan	83,605	1,365,676	119,833	4,524,436
Stuart B. Burgdoerfer	163,328	2,663,839	97,727	3,216,911

(1) Option Award Value Realized is calculated based on the difference between (a) the sale price and the option exercise price for shares that were sold upon exercise and (b) the closing price on the day prior to the date of exercise and the option exercise price for shares that were held upon exercise.

(2) Restricted Stock Award Value Realized is calculated based on the closing stock price on the date the restricted stock units vested.

Retirement and Other Post-Employment Benefits

Non-qualified Deferred Compensation for Fiscal 2011(1)

Name	Executive Contributions in Last FY ($)(2)	Registrant Contributions in Last FY ($)(3)	Aggregate Earnings in Last FY ($)(4)	Aggregate Withdrawals/ Distributions ($)(5)	Aggregate Balance at Last FYE ($)(6)
Leslie H. Wexner	$ 0	$607,924	$1,018,054	$0	$18,134,492
Sharen J. Turney	149,921	663,605	786,216	0	12,700,972
Martyn R. Redgrave	100,504	464,837	337,317	0	4,749,271
Charles C. McGuigan	328,839	308,357	94,713	0	1,927,588
Stuart B. Burgdoerfer	59,983	268,451	54,266	0	1,075,267

(1) Amounts disclosed include non-qualified cash deferrals, Company matching contributions, retirement credits and earnings under the Company's Supplemental Retirement Plan (a non-qualified defined contribution plan) and stock deferrals and related reinvested dividend earnings under the Company's 1993 Plan and 2011 Plan. Executive Contributions and related matching Registrant Contributions represent 2011 calendar year deferrals and match on incentive compensation payments earned based on performance for the Fall 2010 season, which was paid in March 2011, and for the Spring 2011 season, which was paid in September 2011.

(2) All of the contributions are reported in the 2011 Summary Compensation Table under the "Salary" and/or "Non-Equity Incentive Plan Compensation" columns.

(3) Reflects the Company's 200% match of associate contributions of up to 3% of base salary and bonus above the IRS qualified plan maximum compensation limit and the Company's retirement contribution of 6% for less than 5 years of service or 8% for 5 or more years of service of compensation above the IRS qualified plan maximum compensation limit. Associates become fully vested in these contributions after six years of service. These contributions are also included under the "All Other Compensation" column of the 2011 Summary Compensation Table.

(4) Non-qualified deferred cash compensation balances earn a fixed rate of interest determined prior to the beginning of each year. For fiscal 2011, the rate was 5.99%. The portion of the earnings on deferred cash compensation that exceeds 120% of the applicable federal long-term rate in the amount of $339,918, $181,168, $35,280, $31,624 and $18,119 for Mr. Wexner, Ms. Turney and Messrs. Redgrave, McGuigan and Burgdoerfer, respectively, is disclosed in the "Change in Pension Value and Non-qualified Deferred Compensation Earnings" column of the 2011 Summary Compensation Table.

    Balance includes dividends earned on deferred stock and restricted stock unit balances in the amount of $243,618 and $231,653 for Ms. Turney and Mr. Redgrave, respectively. Dividends are reinvested into additional stock units based on the closing market price of the Company's Common Stock on the dividend payment date.

(5) Participants may elect to receive the funds in a lump sum or in up to ten annual installments following termination of employment, but generally may not make withdrawals during their employment. Deferrals under the Supplemental Retirement Plan, the 1993 Plan and the 2011 Plan are unfunded.

(6) Balance includes the value of deferred stock and restricted stock units at calendar year-end in the amount of $2,831,442 and $2,692,383 for Ms. Turney and Mr. Redgrave, respectively. Value is calculated based on a stock price of $41.46 per share of Common Stock on January 27, 2012.

Estimated Post-Employment Payments and Benefits

We have entered into certain agreements with our executive officers that will require us to provide compensation in the event of a termination of employment, including a termination following a change in control of our Company. Mr. Wexner is not covered by such an agreement but is entitled to certain termination compensation under the terms of our benefit and stock plans. The following tables set forth the expected benefit to be received by each named executive officer in the event of his or her termination resulting from various scenarios, assuming a termination date of January 28, 2012 and a stock price of $41.46, the price of our Common Stock on January 27, 2012.

Assumptions and explanations of the numbers set forth in the tables below are set forth in additional text following the tables.

Leslie H. Wexner

	Voluntary Resignation ($)	Involuntary w/out Cause or Voluntary w/Good Reason: w/out Release ($)	Involuntary w/out Cause or Voluntary w/Good Reason: & Signed Release ($)	Involuntary w/out Cause following Change in Control ($)	Death ($)	Disability ($)	Retirement ($)
Cash Severance(1)							
Base Salary	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Bonus(2)	0	0	0	0	0	0	0
Total Cash Severance	0	0	0	0	0	0	0
Long Term Incentives							
Gain of Accelerated Stock Options(3)	0	0	0	11,347,363	11,347,363	0	0
Value of Accelerated Restricted Stock Units(3)	0	0	18,295,676	39,717,146	39,717,146	18,295,676	18,295,676
Total Value of Long-Term Incentives	0	0	18,295,676	51,064,509	51,064,509	18,295,676	18,295,676
Benefits and Perquisites(4)	0	0	0	0	2,000,000	225,000	0
Tax Gross-Up	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Total	$ 0	$ 0	$18,295,676	$51,064,509	$53,064,509	$18,520,676	$18,295,676

Sharen J. Turney

	Voluntary Resignation ($)	Involuntary w/out Cause or Voluntary w/Good Reason: w/out Release ($)	Involuntary w/out Cause or Voluntary w/Good Reason: & Signed Release ($)	Involuntary w/out Cause following Change in Control ($)	Death ($)	Disability ($)	Retirement ($)
Cash Severance(1)							
Base Salary	$ 0	$1,300,000	$ 2,600,000	$ 2,600,000	$ 0	$ 0	$ 0
Bonus(2)	0	0	2,210,000	7,049,968	0	0	0
Total Cash Severance	0	1,300,000	4,810,000	9,649,968	0	0	0
Long Term Incentives							
Gain of Accelerated Stock Options(3)	0	0	0	4,252,474	4,252,474	0	0
Value of Accelerated Restricted Stock Units(3)	0	0	35,095,061	64,300,231	64,300,231	35,095,061	35,095,061
Total Value of Long-Term Incentives	0	0	35,095,061	68,552,705	68,552,705	35,095,061	35,095,061
Benefits and Perquisites(4)	7,086	29,186	40,236	40,236	5,000,000	987,611	7,086
Tax Gross-Up	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Total	$7,086	$1,329,186	$39,945,297	$78,242,909	$73,552,705	$36,082,672	$35,102,147

Martyn R. Redgrave

	Voluntary Resignation ($)	Involuntary w/out Cause or Voluntary w/Good Reason: w/out Release ($)	Involuntary w/out Cause or Voluntary w/Good Reason: & Signed Release ($)	Involuntary w/out Cause following Change in Control ($)	Death ($)	Disability ($)	Retirement ($)
Cash Severance(1)							
Base Salary	$ 0	$1,040,000	$2,080,000	$ 2,080,000	$ 0	$ 0	$ 0
Bonus(2)	0	0	1,456,000	4,632,045	0	0	0
Total Cash Severance	0	1,040,000	3,536,000	6,712,045	0	0	0
Long Term Incentives							
Gain of Accelerated Stock Options(3)	0	0	0	2,654,877	2,654,877	0	0
Value of Accelerated Restricted Stock Units(3)	0	0	5,621,686	7,652,977	7,652,977	5,621,686	0
Total Value of Long-Term Incentives	0	0	5,621,686	10,307,854	10,307,854	5,621,686	0
Benefits and Perquisites(4)	0	19,832	29,749	29,749	2,000,000	319,959	0
Tax Gross-Up	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Total	$ 0	$1,059,832	$9,187,435	$17,049,648	$12,307,854	$5,941,645	$ 0

Charles McGuigan

	Voluntary Resignation ($)	Involuntary w/out Cause or Voluntary w/Good Reason: w/out Release ($)	Involuntary w/out Cause or Voluntary w/Good Reason: & Signed Release ($)	Involuntary w/out Cause following Change in Control ($)	Death ($)	Disability ($)	Retirement ($)
Cash Severance(1)							
Base Salary	$ 0	$900,000	$1,800,000	$ 1,800,000	$ 0	$ 0	$ 0
Bonus(2)	0	0	990,000	3,396,799	0	0	0
Total Cash Severance	0	900,000	2,790,000	5,196,799	0	0	0
Long Term Incentives							
Gain of Accelerated Stock Options(3)	0	0	0	1,412,094	1,412,094	0	0
Value of Accelerated Restricted Stock Units(3)	0	0	2,095,181	4,873,706	4,873,706	2,095,181	2,095,181
Total Value of Long-Term Incentives	0	0	2,095,181	6,285,800	6,285,800	2,095,181	2,095,181
Benefits and Perquisites(4)	0	21,954	32,931	32,931	2,700,000	320,488	0
Tax Gross-Up	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Total	$ 0	$921,954	$4,918,112	$11,515,530	$8,985,800	$2,415,669	$2,095,181

Stuart B. Burgdoerfer

	Voluntary Resignation ($)	Involuntary w/out Cause or Voluntary w/Good Reason: w/out Release ($)	Involuntary w/out Cause or Voluntary w/Good Reason: & Signed Release ($)	Involuntary w/out Cause following Change in Control ($)	Death ($)	Disability ($)	Retirement ($)
Cash Severance(1)							
Base Salary	$ 0	$750,000	$1,500,000	$ 1,500,000	$ 0	$ 0	$ 0
Bonus(2)	0	0	900,000	2,731,521	0	0	0
Total Cash Severance	0	750,000	2,400,000	4,231,521	0	0	0
Long Term Incentives							
Gain of Accelerated Stock Options(3)	0	0	0	2,147,635	2,147,635	0	0
Value of Accelerated Restricted Stock Units(3)	0	0	4,698,745	6,841,232	6,841,232	4,698,745	0
Total Value of Long-Term Incentives	0	0	4,698,745	8,988,867	8,988,867	4,698,745	0
Benefits and Perquisites(4)	0	21,734	32,601	32,601	1,500,000	230,434	0
Tax Gross-Up	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Total	$ 0	$771,734	$7,131,346	$13,252,989	$10,488,867	$4,929,179	$ 0

(1) Assumes a termination date of January 28, 2012.

(2) Bonus amounts assumed at target. Under "Involuntary w/out Cause or Voluntary w/Good Reason" termination scenarios, actual bonus payments would be equal to the bonus payment the named executive officer would have received if he or she had remained employed with Limited Brands for a period of one year after the termination date of January 28, 2012. Under an "Involuntary w/out Cause following Change in Control", bonus payments for Ms. Turney, Mr. Redgrave, Mr. McGuigan and Mr. Burgdoerfer will be equal to the sum of the last four seasonal bonus payments received.

(3) Calculated based on the $41.46 fair market value of a share of Common Stock on the last trading day of the fiscal year (January 27, 2012).

(4) Estimates for benefits and perquisites include the continuation of medical, dental and other insurance benefits. Under the "Death" and "Disability" scenarios, includes proceeds from life and disability insurance policies, and value of unvested restricted stock units and retirement balances that would become vested.

Assumptions and Explanations of Numbers in Tables

The Compensation Committee retains discretion to provide, and in the past has provided, additional benefits to named executive officers upon termination or resignation if it determines the circumstances so warrant.

The tables do not include the payment of the aggregate balance of the named executive officers' non-qualified deferred compensation that is disclosed in the Non-qualified Deferred Compensation for Fiscal 2011 table above.

Confidentiality, Non-Competition and Non-Solicitation Agreements

As a condition to each named executive officer's entitlement to receive certain severance payments and equity vesting acceleration upon certain termination scenarios, the executive is required to execute a release of claims against us and shall be bound by the terms of certain restrictive covenants, including non-competition and non-solicitation agreements which prohibit the executive from soliciting or diverting any current or potential employee, customer, or supplier or competing with any of our businesses in which he or she has been employed for a period of one year from the date of termination.

Termination Provisions—Definitions of Cause and Good Reason

The employment agreements for all named executive officers other than Mr. Wexner, who does not have an employment agreement, contain customary definitions of cause and good reason. "Cause" shall generally mean that the named executive officer (1) willfully failed to perform his or her duties with the Company (other than a failure resulting from the executive's incapacity due to physical or mental illness); (2) has plead "guilty" or "no contest" to or has been convicted of an act which is defined as a felony under federal or state law; or (3) engaged in willful misconduct in bad faith which could reasonably be expected to materially harm the Company's business or its reputation.

"Good Reason" means (1) the failure to continue by the executive in a capacity originally contemplated in the executive's employment agreement; (2) the assignment to the executive of any duties materially inconsistent with the executive's position, duties, authority, responsibilities or reporting requirements, as set out in his or her employment agreement; (3) a reduction in or a material delay in payment of the executive's total cash compensation and benefits from those required to be provided; (4) the requirement that the executive be based outside of the United States, other than for travel that is reasonably required to carry out the executive's duties; or (5) the failure by the Company to obtain the assumption in writing of its obligation to perform the employment agreement by a successor. The definition of "Good Reason" under Mr. Redgrave's employment agreement further defines "Good Reason" to include the delivery of a Preliminary Notice of Good Reason by Mr. Redgrave to the Company after April 1, 2010 that must be accepted by the Company within six months.

Payments Upon a Termination in Connection with a Change in Control

A Change in Control of the Company will be deemed to have occurred upon the first to occur of any of the following events:

a) any person, together with all affiliates, becomes a beneficial owner of securities representing 33% or more of the combined voting power of the voting stock then outstanding;

b) during any period of 24 consecutive months, individuals who at the beginning of such period constitute the Board cease for any reason to constitute a majority of directors then constituting the Board;

c) a reorganization, merger or consolidation of the Company is consummated, unless more than 50% of the outstanding shares of Common Stock is beneficially owned by individuals and entities who owned Common Stock just prior to the such reorganization, merger or consolidation; or

d) the consummation of a complete liquidation or dissolution of the Company.

Tax Gross-up

In the event of a termination following a Change in Control, none of our named executive officers is entitled to reimbursement or gross-up for excise taxes imposed under Code Section 280G.

Fiscal 2011 Director Compensation

The following table sets forth compensation earned by the individuals who served as directors of the Company during fiscal 2011.(1)

Name	Fees Earned or Paid in Cash ($)(2)	Stock Awards ($)(3)	Total ($)(4)
Dennis S. Hersch	$ 80,000	$ 80,030	$160,030
James L. Heskett	107,500	92,524	200,024
Donna A. James	117,500	102,520	220,020
David T. Kollat	92,528	92,524	185,052
William R. Loomis, Jr.	93,250	92,524	185,774
Jeffrey H. Miro	92,500	92,524	185,024
Allan R. Tessler	143,250	122,511	265,761
Abigail S. Wexner	100,010	90,025	190,035
Raymond Zimmerman	94,028	92,524	186,552

(1) Directors who are also associates receive no additional compensation for their service as directors. Our current Board of Directors' compensation plan does not provide for stock option awards, non-equity incentive plan compensation, pension or non-qualified deferred compensation. At the end of four years of membership on the Board of Directors, each member must maintain ownership of Common Stock equal to the amount of Common Stock received as director compensation over the four-year period.

(2) Directors receive an annual cash retainer of $70,000; directors receive an additional annual cash retainer of $12,500 for membership on the Audit and Compensation Committees and $10,000 for all other committee memberships; committee chairs receive an additional $15,000 for the Audit and Compensation Committees and $10,000 for other committees; the lead independent director receives an additional cash retainer of $10,000.

(3) Directors receive an annual stock retainer worth $70,000; directors receive an additional annual stock grant worth $12,500 for membership on the Audit and Compensation Committees and worth $10,000 for other committee memberships; the lead independent director receives and additional stock retainer of $10,000. Stock retainers were granted under the Limited Brands, Inc. 2003 Stock Award and Deferred Compensation Plan for Non-Associate Directors. The number of shares issued is calculated based on the fair market value of Common Stock on the date the shares were issued. The value of stock awards reflects the aggregate grant date fair value, excluding estimated forfeitures, computed in accordance with ASC Subtopic 718 Compensation-Stock Compensation, for each award. See note 20 to the Company's financial statements filed on March 23, 2012 on Form 10-K for a discussion of our assumptions in determining the aggregate grant date fair value of these awards.

(4) Under a previous Board of Directors compensation plan, directors received annual stock option awards. This plan ended and the current plan was adopted in 2003. Mr. Zimmerman had 1,290 stock options outstanding as of January 28, 2012 under the previous plan.

Equity Compensation Plan Information

The following table summarizes share and exercise price information about Limited Brands' equity compensation plans as of January 28, 2012.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plan (excluding securities reflected in column (a))
Equity compensation plans approved by security holders(1)	20,482,054	$17.26(2)	18,919,191
Equity compensation plans not approved by security holders	0	0	0
Total	20,482,054	$17.26	18,919,191

(1) Includes the following plans: Limited Brands, Inc. 2011 Stock Option and Performance Incentive Plan, Limited Brands, Inc. 1993 Stock Option and Performance Incentive Plan (2009 Restatement), Limited Brands, Inc. 1996 Stock Plan for Non-Associate Directors and 2003 Stock Award and Deferred Compensation Plan for Non-Associate Directors.

(2) Does not include outstanding rights to receive Common Stock upon the vesting of restricted stock unit awards or settlement of deferred stock units.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee of the Limited Brands Board of Directors is composed of three directors who are independent, as defined under the rules of the Commission and NYSE listing standards. Additionally, each member of the Compensation Committee is an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code and a "non-employee director" with the meaning of Section 16b-3 under the Exchange Act. The Compensation Committee reviews Limited Brands' Compensation Discussion and Analysis on behalf of the Board of Directors.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management, and based on the review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in Limited Brands' annual report on Form 10-K for the year ended January 28, 2012 and the Company's proxy statement.

Compensation Committee

James L. Heskett, Chair
David T. Kollat
Jeffrey H. Miro

SECURITY OWNERSHIP OF DIRECTORS AND MANAGEMENT

The following table shows certain information about the securities ownership of all directors (and nominees) of Limited Brands, the executive officers of Limited Brands named in the "Summary Compensation Table" above and all directors and executive officers of Limited Brands as a group.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned(a)(b)	Percent of Class
Stuart B. Burgdoerfer	18,303(c)	*
Dennis S. Hersch	13,753,516(d)(f)	4.6%
James L. Heskett	76,627(d)	*
Donna A. James	42,261(d)	*
David T. Kollat	110,938(c)	*
William R. Loomis, Jr.	64,778(d)	*
Charles McGuigan.	49,349	*
Jeffrey H. Miro	73,025(d)	*
Martyn R. Redgrave	293,469(c)(e)	*
Allan R. Tessler	87,894	*
Sharen J. Turney	183,355(c)(e)	*
Abigail S. Wexner	10,078,801(g)	3.4%
Leslie H. Wexner	53,729,188(c)(h)(i)	17.9%
Raymond Zimmerman	101,516(c)(d)(j)	*
All directors and executive officers as a group	55,048,434(c)-(j)	18.4%

* Less than 1%.

(a) Unless otherwise indicated, each named person has voting and investment power over the listed shares and such voting and investment power is exercised solely by the named person or shared with a spouse.

(b) Reflects beneficial ownership of shares of Common Stock, and shares outstanding, as of January 28, 2012.

(c) Includes the following number of shares issuable within 60 days of January 28, 2012, upon the exercise or vesting of outstanding stock awards: Mr. Burgdoerfer, 3,827; Dr. Kollat, 1,290; Mr. Redgrave, 141,907; Ms. Turney, 22,708; Mr. Wexner, 2,496,373; Mr. Zimmerman, 1,290; and all directors and executive officers as a group, 2,739,065.

(d) Includes the following number of deferred stock units credited to directors' accounts under the 2003 Stock Award and Deferred Compensation Plan for Non-Associate Directors that could be convertible into Common Stock within 60 days after termination from the Board: Mr. Hersch, 45,636; Mr. Heskett, 62,573; Ms. James, 24,481; Mr. Loomis, 62,454; Mr. Miro, 52,486; Mr. Zimmerman, 66,350; and all directors as a group, 313,980.

(e) Includes the following number of deferred stock units credited to executives' accounts under the Company's Supplemental Retirement Plan that could be convertible into Common Stock within 60 days after termination of employment with the Company: Mr. Redgrave, 21,646; Ms. Turney, 68,293; and all executives as a group, 107,699. Mr. Redgrave has elected to receive pay-out of his deferred stock units over three years, and his total represents 1/3 of the units which he would be owed after termination.

(f) Includes 13,705,880 shares held by The Linden Trust for which Mr. Hersch is trustee and shares voting and investment power with Mr. Wexner.

(g) Excludes 43,650,387 shares beneficially owned by Mr. Wexner as to which Mrs. Wexner disclaims beneficial ownership. Includes 478,115 shares held by The Wexner Children's Trust II and 1,000,000 shares held by The Wexner Family Charitable Fund, in each case, as to which Mrs. Wexner shares voting and investment power with Mr. Wexner. Includes 8,600,686 shares directly owned by Mrs. Wexner.

(h) Includes 1,682,962 shares held in the Limited Brands Savings and Retirement Plan (as of December 31, 2011), over which Mr. Wexner has investment but not voting power.

(i) Includes 478,115 shares held by The Wexner Children's Trust II; 1,000,000 shares held by The Wexner Family Charitable Fund; and 13,705,880 shares held by The Linden Trust. Mr. Wexner shares voting and investment power with Mrs. Wexner with respect to shares held by The Wexner Children's Trust II and The Wexner Family Charitable Fund, and shares voting and investment power with Mr. Hersch with respect to shares held by The Linden Trust. Includes 4,892,608 shares held by the Wexner Personal Holdings Corporation, of which Mr. Wexner is the sole stockholder, director and officer. Includes 8,600,686 shares directly owned by Mrs. Wexner, as to which Mr. Wexner may be deemed to share voting and investment power. Includes 20,872,564 shares directly owned by Mr. Wexner.

(j) Includes 2,400 shares which are Mr. Zimmerman's pro rata share of 7,200 shares owned by a corporation of which Mr. Zimmerman is president and a 33% stockholder. Mr. Zimmerman has pledged 28,000 shares in connection with an agreement providing a $1,000,000 line of credit.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Limited Brands' executive officers and directors, and persons who own more than ten percent of a registered class of Limited Brands' equity securities, must file reports of ownership and changes in ownership of Limited Brands' equity securities with the Commission. Copies of those reports must also be furnished to Limited Brands. Based solely on a review of the copies of reports furnished to Limited Brands and written representations of the Company's executive officers and directors that no other reports were required, we believe that during fiscal 2011 our executive officers, directors and greater than ten percent beneficial owners complied with these filing requirements, with the exception that Ms. Turney and Ms. Ramsey were each late in filing one Form 4 reporting one transaction.

SHARE OWNERSHIP OF PRINCIPAL STOCKHOLDERS

The following table sets forth the names of all persons who, as of the date indicated below, were known by Limited Brands to be the beneficial owners (as defined in the rules of the Commission) of more than 5% of the shares of Common Stock.

Name and Address of Beneficial Owner	Amount Beneficially Owned	Percent of Class
Leslie H. Wexner(1) Three Limited Parkway P.O. Box 16000 Columbus, OH 43216	53,729,188	17.9%
Janus Capital Management LLC(2) 151 Detroit Street Denver, CO 80206	30,156,584	10.2%
BlackRock, Inc.(3) 40 East 52nd Street New York, NY 10022	23,404,476	7.9%
FMR LLC(4) 82 Devonshire Street Boston, MA 02109	21,634,048	7.3%
The Vanguard Group, Inc.(5) 100 Vanguard Blvd. Malvern, PA 19355	14,913,901	5.0%

(1) For a description of Mr. Wexner's beneficial ownership, see "Security Ownership of Directors and Management" on pages 61 and 62.

(2) As of December 31, 2011, based on information set forth in the Schedule 13G filed February 14, 2012 by Janus Capital Management LLC. Janus Capital Management LLC has sole dispositive power over 24,125,813 shares and sole voting power over 24,125,813 shares, and has shared dispositive power over 6,030,771 shares and shared voting power over 6,030,771 shares.

(3) As of December 31, 2011, based on information set forth in the Schedule 13G filed February 13, 2012 by BlackRock, Inc. BlackRock, Inc. has sole dispositive power over 23,404,476 shares and sole voting power over 23,404,476 shares.

(4) As of December 31, 2011, based on information set forth in the Schedule 13G filed February 14, 2012 by FMR LLC. FMR LLC has sole dispositive power over 21,634,048 shares and sole voting power over 103,299 shares.

(5) As of December 31, 2011, based on information set forth in the Schedule 13G filed February 9, 2012 by The Vanguard Group, Inc. The Vanguard Group, Inc. has sole dispositive power over 14,563,297 shares and sole voting power over 350,604 shares.

REPORT OF THE AUDIT COMMITTEE

As provided in our written charter, the Audit Committee is instrumental in the Board's fulfillment of its oversight responsibilities relating to (i) the integrity of the Company's financial statements, (ii) the Company's compliance with legal and regulatory requirements, (iii) the qualifications, independence and performance of the Company's independent auditors and (iv) the performance of the Company's internal audit function. We have the sole authority to appoint, compensate, retain, oversee and terminate the Company's independent auditors. We pre-approve the audit services and non-audit services to be provided by the Company's independent auditors. In addition, we evaluate the independent auditors' qualifications, performance and independence and present our conclusions with respect to the independent auditors to the full Board on at least an annual basis.

It is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the independent auditors. Furthermore, while we are responsible for reviewing the Company's policies and practices with respect to risk assessment and management, it is the responsibility of the CEO and senior management to determine the appropriate level of the Company's exposure to risk.

We have reviewed and discussed Limited Brands' audited financial statements as of and for the year ended January 28, 2012 and met with both management and our independent auditors to discuss the financial statements. Management has represented to us that the financial statements were prepared in accordance with generally accepted accounting principles. We have reviewed with the internal auditors and independent auditors the overall scope and plans for their respective audits. We also met with the internal auditors and independent auditors, with and without management present, to discuss the results of their examinations and their evaluations of the Company's internal controls.

We have also discussed with the independent auditors all matters required to be discussed with audit committees by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Company's independent auditors also provided to us the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the audit committee concerning independence, and we discussed with the independent auditors their independence from the Company. We considered whether the provision of non-audit services by the independent auditors to the Company is compatible with maintaining their independence.

Based on the reviews and discussions summarized in this Report, and subject to the limitations on our role and responsibilities, certain of which are referred to above and in the Audit Committee charter, we recommended to the Board that Limited Brands' audited financial statements be included in our annual report on Form 10-K for the year ended January 28, 2012 for filing with the Commission.

We have appointed Ernst & Young LLP as Limited Brands' independent registered public accountants.

Audit Committee

Donna A. James, Chair
William R. Loomis, Jr.
Allan R. Tessler
Raymond Zimmerman

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

During our 2011 fiscal year, Ernst & Young LLP served as the Company's independent registered public accountants and in that capacity rendered an opinion on our consolidated financial statements as of and for the fiscal year ended January 28, 2012. The Audit Committee annually reviews the selection of independent registered public accountants and has selected Ernst & Young LLP as the Company's independent registered public accountants for the current fiscal year.

Audit Fees

The aggregate audit fees payable to Ernst & Young LLP for the fiscal years ended 2011 and 2010 were approximately $4,240,000 and $4,233,000, respectively. These amounts include fees for professional services rendered by Ernst & Young LLP in connection with the audit of our consolidated financial statements and reviews of our unaudited consolidated interim financial statements as well as fees for services that generally only the independent auditor can reasonably be expected to provide, including comfort letters and consultation regarding financial accounting and/or reporting standards. These amounts also include fees for services rendered in connection with the audit of our internal control over financial reporting and fees for services rendered in connection with statutory audits of our international subsidiaries' financial statements.

Audit Related Fees

The aggregate fees for assurance and related services rendered by Ernst & Young LLP that were reasonably related to the audit of our consolidated financial statements for the fiscal years ended 2011 and 2010 were approximately $173,000 and $173,000, respectively. The fees under this category are for assurance and related services that are traditionally performed by the independent auditor and include audits of employee benefit plans, agreed upon procedures and other attest engagements.

Tax Fees

The aggregate fees for tax services rendered by Ernst & Young LLP for the fiscal years ended 2011 and 2010 were approximately $550,000 and $1,246,000, respectively. Tax fees include tax compliance and advisory services.

All Other Fees

The aggregate fees for all other services rendered by Ernst & Young LLP for the fiscal years ended 2011 and 2010 were approximately $124,000 and $0, respectively. The fiscal year 2011 amount includes fees for due diligence services.

Pre-approval Policies and Procedures

The Audit Committee pre-approves all audit and non-audit services to be provided by Ernst & Young LLP in a given fiscal year.

OTHER MATTERS

The Board of Directors knows of no other matters to be brought before the annual meeting. However, if other matters should come before the meeting, each of the persons named as a proxy intends to vote in accordance with his or her judgment on such matters.

STOCKHOLDER PROPOSALS FOR NEXT YEAR

Stockholder Proposals Pursuant to Rule 14a-8

Proposals submitted for inclusion in the proxy statement for the 2013 annual meeting must be received by the Secretary of Limited Brands at our principal executive offices on or before the close of business on December 13, 2012.

Other Stockholder Proposals

If a stockholder intends to present a proposal or nominate a person for election as a director at the 2013 annual meeting other than as described above, the stockholder must comply with the requirements set forth in our Bylaws. The Bylaws require, among other things, that the Secretary receive written notice of the intent to present a proposal or nomination no earlier than February 23, 2013 and no later than March 25, 2013. The notice must contain the information required by the Bylaws.

SOLICITATION EXPENSES

We are soliciting this proxy on behalf of our Board of Directors and will bear the solicitation expenses. Our directors or employees may solicit proxies by telephone, facsimile and personal solicitation, in addition to the use of the mail. We will, upon request, reimburse banks, brokerage houses and other institutions, nominees, and fiduciaries for their expenses in forwarding proxy materials to beneficial owners.

By Order of the Board of Directors,

Leslie H. Wexner
Chairman of the Board

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LIMITED BRANDS, INC.

PROPOSED AMENDMENT TO THE CHARTER TO REMOVE SUPERMAJORITY VOTING REQUIREMENTS

Articles EIGHTH and FOURTEENTH and Section 2 of Article FIFTH and Section 1 of Article ELEVENTH are hereby removed in their entirety, and the remaining articles of the Charter are hereby renumbered accordingly. Articles EIGHTH and FOURTEENTH and Section 2 of Article FIFTH and Section 1 of Article ELEVENTH, which are hereby repealed, are shown below:

FIFTH. Section 2. Amendment of Bylaws by the Stockholders. The bylaws shall not be made, repealed, altered, amended or rescinded by the stockholders of the Corporation except by the vote of the holders of not less than 75 percent of the outstanding shares of the Corporation entitled to vote thereon. Any amendment to the Certificate of Incorporation which shall contravene any bylaw in existence on the record date of the stockholders meeting at which such amendment is to be voted upon by the stockholders shall require the vote of the holders of not less than 75 percent of the outstanding shares entitled to vote thereon.

EIGHTH. The affirmative vote of the holders of not less than 75 percent of the outstanding shares of the Corporation entitled to vote thereon shall be required for the approval of any proposal that (1) the Corporation merge or consolidate with any other corporation or any affiliate of such other corporation if such other corporation and its affiliates singly or in the aggregate are directly or indirectly the beneficial owners of more than five percent of the outstanding shares of any class of stock of the Corporation entitled to vote in the election of directors (such other corporation and any affiliate thereof being herein referred to as a "Related Corporation"), or (2) the Corporation sell, lease or exchange all or substantially all of its assets or business to or with such Related Corporation, or (3) the Corporation issue or deliver any stock or other securities of its issue in exchange or payment for any properties or assets of any such Related Corporation or securities issued by any such Related Corporation or in a merger of any affiliate of the Corporation with or into any such Related Corporation, or (4) the Corporation dissolve, and to effect such transaction the approval of stockholders of the Corporation is required by law or by any agreement between the Corporation and any national securities exchange; provided, however, that the foregoing clauses (1), (2), (3) and (4) shall not apply (i) to any such merger, consolidation, sale, lease, or exchange, or issuance or delivery of assets or other securities which was approved by resolution of the Board of Directors of the Corporation prior to the acquisition of the beneficial ownership of more than five percent of such transaction solely between the Corporation and another corporation 50 percent or more of the voting power of which is owned by the Corporation provided that the Certificate of Incorporation of the surviving corporation contains provisions substantially similar to those provided in Articles FIFTH, SIXTH, Section 1, SEVENTH, EIGHTH, NINTH, TENTH, and ELEVENTH or (ii) to any transaction between this Corporation and either (a) any stockholder who owned in excess of 10 percent of the Common Stock of the Corporation immediately after the merger of Limited Interim, Ohio, Inc., an Ohio corporation, into The Limited Stores, Inc. an Ohio corporation or (b) any affiliate from time to time organized, established, or incorporated of a stockholder referred to in (ii) (a) above. For the purposes hereof, an "affiliate" is any person (including a corporation, partnership, association, trust, business entity, estate or individual) who directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified; "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise; and in computing the percentage of outstanding Common Stock beneficially owned by any person, the shares outstanding and the shares owned shall be determined as of the record date fixed to determine the stockholders entitled to vote or express consent with respect to such proposal. The stockholder vote, if any, required for mergers, consolidations, sales, leases, or exchanges of assets or issuances of stock or other securities not expressly provided for in this Article, shall be such as may be required by applicable law.

ELEVENTH. Section 1. <u>Amendment of Certain Articles</u>. The provisions set forth in this Article ELEVENTH and in Article FIFTH (dealing with the amendment of bylaws), SIXTH, Section 1 (dealing with the classified Board), SEVENTH (dealing with the prohibition against stockholder action without meetings), EIGHTH (dealing with the 75 percent vote of stockholders required for certain reorganizations), NINTH (dealing with certain matters to be considered by the Board in evaluating certain offers), and TENTH (dealing with the removal of any director) may not be amended, altered, changed, or repealed in any respect unless such repeal or amendment is approved by the affirmative vote of the holders of not less than 75 percent of the outstanding shares of the Corporation entitled to vote thereon.

FOURTEENTH. The provisions set forth in Article THIRTEENTH and in this Article FOURTEENTH may not be amended, altered, changed or repealed in any respect unless such action is approved by the affirmative vote of the holders of not less than 75 percent of the outstanding shares of Voting Stock (as defined in Article THIRTEENTH) of the Corporation at a meeting of the stockholders duly called for the consideration of such amendment, alteration, change or repeal; provided, however, that if there is an Interested Person (as defined in Article THIRTEENTH), such action must also be approved by the affirmative vote of the holders of not less than 75 percent of the outstanding shares of Voting Stock held by the stockholders other than the Interested Person.

Articles TENTH, THIRTEENTH, and Section 2 of Article ELEVENTH are hereby amended as shown below (with deletions highlighted in strike-through text and additions highlighted in underlined text):

TENTH. Any director may be removed at any annual or special stockholders' meeting upon the ~~affirmative~~ vote of the holders <u>of a majority in voting interest of the stockholders present in person or by proxy and voting thereon, a quorum being present</u> ~~of not less than 75 percent of the outstanding shares of voting stock of the Corporation at that time entitled to vote thereon~~; provided, however, that such director may be removed only for cause and shall receive a copy of the charges against him, delivered to him personally or by mail at his last known address at least 10 days prior to the date of the stockholders' meeting; provided further, that directors who shall have been elected by the holders of a series or class of Preferred Stock, voting separately as a class, shall be removed only pursuant to the provisions establishing the rights of such series or class to elect such directors.

THIRTEENTH. Section 1. <u>Vote Required for Certain Business Combinations</u>. The affirmative vote of the holders of not less than ~~75 percent~~ <u>a majority</u> of the outstanding shares of "Voting Stock" (as hereinafter defined) held by stockholders other than an "Interested Person" (as hereinafter defined) shall be required for the approval or authorization of any "Business Combination" (as hereinafter defined) of the Corporation with any Interested Person; provided, however, that the ~~75 percent~~ <u>exclusion of "Interested Persons" from this</u> voting requirement shall not be applicable if:

(a) the "Continuing Directors" (as hereinafter defined) of the Corporation by at least a two-thirds vote (i) have expressly approved in advance the acquisition of the outstanding shares of Voting Stock that caused such Interested Person to become an Interested Person, or (ii) have expressly approved such Business Combination either in advance of or subsequent to such Interested Person's having become an Interested Person; or

(b) the cash or fair market value (as determined by at least two-thirds of the Continuing Directors) of the property, securities or "Other Consideration to be Received" (as hereinafter defined) per share by holders of Voting Stock of the Corporation in the Business Combination is not less than the "Fair Price" (as hereinafter defined) paid by the Interested Person in acquiring any of its holdings of the Corporation's Voting Stock.

Section 2. <u>Definitions</u>. Certain words and terms as used in this Article THIRTEENTH shall have the meanings given to them by the definitions and descriptions in this Section.

2.1. <u>Business Combination</u>. The term "Business Combination" shall mean (a) any merger or consolidation of the Corporation or a subsidiary of the Corporation with or into an Interested Person, (b) any sale, lease, exchange, transfer or other disposition, including without limitation, a mortgage or any other security device, of all or any "Substantial Part" (as hereinafter defined) of the assets either of the Corporation (including without limitation, any voting securities of a subsidiary) or of a subsidiary of the Corporation to an Interested Person, (c) any merger or consolidation of an Interested Person, with or into the Corporation or a subsidiary of the Corporation, (d) any sale, lease, exchange, transfer or other disposition, including without limitation, a mortgage or other security device, of all or any Substantial Part of the assets of an Interested Person to the Corporation or a subsidiary of the Corporation, (e) the issuance or transfer by the Corporation or any subsidiary of any securities of the Corporation or a subsidiary of the Corporation to an Interested Person, (f) any reclassification of securities, recapitalization or other comparable transaction involving the Corporation that would have the effect of increasing the Voting power of any Interested Person with respect to Voting Stock of the Corporation, and (g) any agreement, contract or other arrangement providing for any of the transactions described in this definition of Business Combination.

2.2. Interested Person. The term "Interested Person" shall mean and include any individual, corporation, partnership or other person or entity which, together with its "Affiliates" and "Associates" (as defined in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934 as in effect at the date of the adoption of this Article THIRTEENTH by the stockholders of the Corporation), "Beneficially Owns" (as defined in Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934 as in effect at the date of the adoption of this Article THIRTEENTH by the stockholders of the Corporation) in the aggregate 20 percent or more of the outstanding Voting Stock of the Corporation, and any Affiliate or Associate of any such individual, corporation, partnership or other person or entity. Without limitation, any share of Voting Stock of the Corporation that any Interested Person has the right to acquire at any time (notwithstanding that Rule 13d-3 deems such shares to be beneficially owned only if such right may be exercised within 60 days) pursuant to any agreement, or upon exercise of conversion rights, warrants or options, or otherwise, shall be deemed to be Beneficially Owned by the Interested Person and to be outstanding for purposes of this definition. An Interested Person shall be deemed to have acquired a share of the Voting Stock of the Corporation at the time when such Interested Person became the Beneficial Owner thereof. With respect to the shares owned by Affiliates, Associates or other persons whose ownership is attributed to an Interested Person under the foregoing definition of Interested Person, if the price paid by such Interested Person for such shares is not determinable by two-thirds of the Continuing Directors, the price so paid shall be deemed to be the higher of (a) the price paid upon the acquisition thereof by the Affiliate, Associate or other person or (b) the market price of the shares in question at the time when the Interested Person became the Beneficial Owner thereof.

2.3 Voting Stock. The term "Voting Stock" shall mean all of the outstanding shares of Common Stock of the Corporation and any outstanding shares of Preferred Stock entitled to vote on each matter on which the holders of record of Common Stock shall be entitled to vote, and each reference to a proportion of Shares of Voting Stock shall refer to such proportion of the votes entitled to be cast by such shares.

2.4 Continuing Director. The term "Continuing Director" shall mean a Director who was a member of the Board of Directors of the Corporation immediately prior to the time that the Interested Person involved in a Business Combination became an interested Person, or a Director who was elected or appointed to fill a vacancy after the date the Interested Person became an Interested Person by a majority of the then-current Continuing Directors.

2.5 Fair Price. The term "Fair Price" shall mean the following: If there is only one class of capital stock of the Corporation issued and outstanding, the Fair Price shall mean the highest price that can be determined by a majority of the Continuing Directors to have been paid at any time by the Interested Person for any share or shares of that class of capital stock. If there is more than one class of capital stock of the Corporation issued and outstanding, the Fair Price shall mean with respect to each class and series of capital stock of the Corporation, the amount determined by a majority of the Continuing Directors to be the highest per share price equivalent of the highest price that can be determined to have been paid at any time by the Interested Person for any share or shares of any class or series of capital stock of the Corporation. In determining the Fair Price, all purchases by the Interested Person shall be taken into account regardless of whether the shares were purchased before or after the Interested Person became an Interested Person. Also, the Fair Price shall include any brokerage commissions, transfer taxes and soliciting dealers' fees paid by the Interested Person with respect to the shares of capital stock of the Corporation acquired by the Interested Person. In the case of any Business Combination with an Interested Person, a majority of the Continuing Directors shall determine the Fair Price for each class and series of the capital stock of the Corporation. The Fair Price shall also include interest compounded annually from the date an Interested Person became an Interested Person through the date the Business Combination is consummated at the publicly announced base rate of interest of Morgan Guaranty Trust Company of New York less the aggregate amount of any cash dividends paid, and the fair market value of any dividends paid in other than cash, on each share of capital stock in the same time period, in an amount up to but not exceeding the amount of interest so payable per share of capital stock.

2.6. Substantial Part. The term "Substantial Part" shall mean more than 20 percent of the fair market value as determined by two-thirds of the Continuing Directors of the total consolidated assets of the Corporation and its subsidiaries taken as a whole as of the end of its most recent fiscal year ended prior to the time the determination is being made.

2.7. Other Consideration to be Received. The term "Other Consideration to be Received" shall include, without limitation, Common Stock or other capital stock of the Corporation retained by its existing stockholders other than Interested Persons or other parties to such Business Combination in the event of a Business Combination in which the Corporation is the surviving corporation.

Section 3. Determinations by the Continuing Directors. In making any determinations, the Continuing Directors may engage such persons, including investment banking firms and the independent accountants who have reported on the most recent financial statements of the Corporation, and utilize employees and agents of the Corporation, who will, in the judgment of the Continuing Directors, be of assistance to the Continuing Directors. Any determinations made by the Continuing Directors, acting in good faith on the basis of such information and assistance as was then reasonably available for such purposes, shall be conclusive and binding upon the Corporation and its stockholders, including any Interested Person.

ELEVENTH. ~~Section 2. Amendments Generally. Subject to the provisions of Section 1 of this Article ELEVENTH, t~~The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statue, and all rights conferred on stockholders herein are granted subject to this reservation.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 28, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the transition period from to

Commission file number 1-8344

LIMITED BRANDS, INC.
(Exact name of registrant as specified in its charter)

Delaware **(State or other jurisdiction of incorporation or organization)**	**31-1029810** **(I.R.S. Employer Identification No.)**
Three Limited Parkway, P.O. Box 16000, Columbus, Ohio **(Address of principal executive offices)**	**43216** **(Zip Code)**

Registrant's telephone number, including area code (614) 415-7000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.50 Par Value	**The New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's Common Stock held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter was: $9,222,266,781.

Number of shares outstanding of the registrant's Common Stock as of March 9, 2012: 289,398,347.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the Registrant's 2012 Annual Meeting of Stockholders to be held on May 26, 2012, are incorporated by reference into Part II and Part III.

Table of Contents

PART I

ITEM 1. BUSINESS.

General

We operate in the highly competitive specialty retail business. Founded in 1963 in Columbus, Ohio, we have evolved from an apparel-based specialty retailer to a segment leader focused on women's intimate and other apparel, personal care and beauty categories that make customers feel sexy, sophisticated and forever young. We sell our merchandise through specialty retail stores in the United States ("U.S.") and Canada, which are primarily mall-based, and through websites, catalogue and international franchise, license and wholesale partners. We are committed to building a family of the world's best fashion retail brands, offering captivating customer experiences that drive long-term loyalty.

Victoria's Secret

Victoria's Secret, including Victoria's Secret Pink, is the leading specialty retailer of women's intimate and other apparel with fashion-inspired collections, prestige fragrances and cosmetics, celebrated supermodels and world-famous runway shows. We sell our Victoria's Secret products at more than 1,000 Victoria's Secret stores in the U.S. and Canada, through the Victoria's Secret catalogue and online at *www.VictoriasSecret.com.* Additionally, Victoria's Secret brand products are also available in Victoria's Secret Beauty and Accessories stores operated by partners under a franchise or wholesale model throughout the world.

Bath & Body Works

Bath & Body Works is one of the leading specialty retailers of home fragrance and personal care products including shower gels, lotions and antibacterial soaps. We sell our Bath & Body Works products at more than 1,600 Bath & Body Works stores in the U.S. and Canada and online at *www.BathandBodyWorks.com.* Additionally, Bath & Body Works brand products are available through franchise locations in the Middle East.

Other Brands

La Senza is a specialty retailer of women's intimate apparel. We sell our La Senza products at more than 200 La Senza stores in Canada and online at *www.LaSenza.com.* Additionally, La Senza has approximately 300 stores in 30 countries operating under franchise and licensing arrangements.

Henri Bendel sells upscale accessory products through our New York flagship and 18 other stores, as well as online at *www.HenriBendel.com.*

Acquisitions and Divestitures

La Senza

In January 2007, we completed our acquisition of La Senza. The results of La Senza are included in the Other segment.

Express

In July 2007, we completed the divestiture of 75% of our ownership interest in Express to affiliates of Golden Gate Capital. From May 2010 through July 2011, we sold 10.4 million shares of Express common stock and contributed our remaining 7.2 million shares of common stock to The Limited Brands Foundation.

Limited Stores

In August 2007, we completed the divestiture of 75% of our ownership interest in Limited Stores to affiliates of Sun Capital. In June 2010, we completed the divestiture of our remaining 25% ownership interest in Limited Stores.

Third-party Apparel Sourcing Business

On October 31, 2011, we divested 51% of our ownership interest in our third-party apparel sourcing business to affiliates of Sycamore Partners. We continue to retain a 49% interest which we account for as an equity method investee.

Fiscal Year

Our fiscal year ends on the Saturday nearest to January 31. As used herein, "2011", "2010", "2009", "2008" and "2007" refer to the 52 week periods ending January 28, 2012, January 29, 2011, January 30, 2010, January 31, 2009 and February 2, 2008, respectively. "2012" refers to the 53 week period ended February 2, 2013.

Real Estate

Company-owned Retail Stores

Our company-owned retail stores are located in shopping malls, lifestyle centers and street locations in the U.S. and Canada. As a result of our strong brand and established retail presence, we have been able to acquire high-traffic locations in most retail centers in which we operate. Substantially all of our stores were profitable in 2011.

The following table provides the retail businesses and the number of our company-owned retail stores in operation for each business as of January 28, 2012 and January 29, 2011.

	January 28, 2012	January 29, 2011
Victoria's Secret Stores U.S.	1,017	1,028
Bath & Body Works U.S.	1,587	1,606
La Senza Canada (a)	230	252
Bath & Body Works Canada	69	59
Victoria's Secret Canada	19	12
Henri Bendel	19	11
Total	2,941	2,968

(a) During the fourth quarter of 2011, we initiated a restructuring program designed to resize a portion of La Senza's store fleet. Under this program, we plan to close 38 underperforming stores. Of these stores, 12 were closed as of January 28, 2012. The remainder were closed during the first quarter of 2012. For additional information, see Note 5 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

The following table provides the changes in the number of our company-owned retail stores operated for the past five fiscal years:

Fiscal Year	Beginning of Year	Opened	Closed	Acquired/ Divested Businesses	End of Year
2011	2,968	40	(67)	—	2,941
2010	2,971	44	(47)	—	2,968
2009	3,014	59	(102)	—	2,971
2008	2,926	145	(57)	—	3,014
2007	3,766	129	(100)	(869)(a)	2,926

(a) Express and Limited Stores were divested in July 2007 and August 2007, respectively.

Franchise, License and Wholesale Agreements

In addition to our company-owned stores, our products are sold at hundreds of franchise and other locations throughout the world. We have agreements with unaffiliated partners to operate Victoria's Secret, Bath & Body Works and La Senza stores throughout the world. Under these agreements, third parties operate stores that sell our products under our brand names. We continue to increase the number of countries under these types of arrangements as part of our efforts to expand internationally.

Our Strengths

We believe the following competitive strengths contribute to our leading market position, differentiate us from our competitors, and will drive future growth:

Industry Leading Brands

We believe that our two flagship brands, Victoria's Secret and Bath & Body Works, are highly recognized and others, including Victoria's Secret Pink and La Senza, exhibit brand recognition which provides us with a competitive advantage. These brands are aspirational at accessible price points and have a loyal customer base. These brands allow us to target markets across the economic spectrum, across demographics and across the world.

- At Victoria's Secret, we market products to the college-age woman with Victoria's Secret Pink and then transition her into glamorous and sexy product lines, such as Angels, Very Sexy and Body by Victoria. While bras and panties are the core of what we do, these brands also give our customers choices in clothing, accessories, fragrances, personal care, swimwear and athletic attire.
- Bath & Body Works caters to our customers' entire well-being, providing shower gels and lotions, aromatherapy, antibacterial soaps, home fragrance and personal care accessories.
- In Canada, La Senza is a leader in young women's intimate apparel. La Senza offerings include bras, panties, sleepwear, loungewear and accessories.

In-Store Experience and Store Operations

We view the customers' in-store experience as an important vehicle for communicating the image of each brand. We utilize visual presentation of merchandise, in-store marketing, music and our sales associates to reinforce the image represented by the brands.

Our in-store marketing is designed to convey the principal elements and personality of each brand. The store design, furniture, fixtures and music are all carefully planned and coordinated to create a unique shopping experience. Every brand displays merchandise uniformly to ensure a consistent store experience, regardless of location. Store managers receive detailed plans designating fixture and merchandise placement to ensure coordinated execution of the company-wide merchandising strategy.

Our sales associates and managers are a central element in creating the atmosphere of the stores by providing a high level of customer service.

Product Development, Sourcing and Logistics

We believe a large part of our success comes from frequent and innovative product launches, which include bra launches at Victoria's Secret and La Senza and new fragrance launches at Bath & Body Works. Our merchant, design and sourcing teams have a long history of bringing innovative products to our customers. Additionally, we believe that our sourcing function (Mast Global) has a long and deep presence in the key sourcing markets including those in the United States and Asia, which helps us partner with the best manufacturers and get high quality products quickly.

Experienced and Committed Management Team

We were founded in 1963 and have been led since inception by Leslie H. Wexner. Our senior management team has a wealth of retail and business experience at Limited Brands and other companies such as Neiman Marcus, Target, The Gap, Inc., The Home Depot, Carlson Companies, Land's End, Levi Strauss and Yum Brands. We believe that we have one of the most experienced management teams in retail.

Additional Information

Merchandise Suppliers

During 2011, we purchased merchandise from approximately 1,000 suppliers located throughout the world. No supplier provided 10% or more of our merchandise purchases.

Distribution and Merchandise Inventory

Most of the merchandise and related materials for our stores are shipped to our distribution centers in the Columbus, Ohio area. We use a variety of shipping terms that result in the transfer of title to the merchandise at either the point of origin or point of destination.

Our policy is to maintain sufficient quantities of inventories on hand in our retail stores and distribution centers to enable us to offer customers an appropriate selection of current merchandise. We emphasize rapid turnover and take markdowns as required to keep merchandise fresh and current.

Information Systems

Our management information systems consist of a full range of retail, financial and merchandising systems. The systems include applications related to point-of-sale, e-commerce, merchandising, planning, sourcing, logistics, inventory management and support systems including human resources and finance. We continue to invest in technology to upgrade core systems to continue to improve our efficiency and accuracy in the production and delivery of merchandise to our stores.

Seasonal Business

Our operations are seasonal in nature and consist of two principal selling seasons: Spring (the first and second quarters) and Fall (the third and fourth quarters). The fourth quarter, including the holiday season, accounted for approximately one-third of our net sales for 2011, 2010 and 2009 and is typically our most profitable quarter. Accordingly, cash requirements are highest in the third quarter as our inventories build in advance of the holiday season.

Working Capital

We fund our business operations through a combination of available cash and cash equivalents and cash flows generated from operations. In addition, our revolving credit facility is available for additional working capital needs and investment opportunities.

Regulation

We and our products are subject to regulation by various federal, state, local and foreign regulatory authorities. We are subject to a variety of customs regulations and international trade arrangements.

Trademarks and Patents

Our trademarks and patents, which constitute our primary intellectual property, have been registered or are the subject of pending applications in the United States Patent and Trademark Office and with the registries of many foreign countries and/or are protected by common law. We believe our products are identified by our intellectual property and, thus, our intellectual property is of significant value. Accordingly, we intend to maintain our intellectual property and related registrations and vigorously protect our intellectual property assets against infringement.

Segment Information

We have two reportable segments: Victoria's Secret and Bath & Body Works. Prior to the fourth quarter of 2011, the Victoria's Secret reportable segment consisted of the Victoria's Secret and La Senza operating segments which were aggregated in accordance with the authoritative guidance included in Accounting Standards Codification Topic 280, *Segment Reporting*. In the fourth quarter of 2011, we ceased aggregating La Senza with Victoria's Secret. While this reporting change did not impact our consolidated results, segment data for previous years has been recast to be consistent with the current year presentation throughout the Form 10-K. For additional information, see Note 21 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

Other Information

For additional information about our business, including our net sales and profits for the last three years and selling square footage, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation. For the financial results of our reportable segments, see Note 21 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

Competition

The sale of women's intimate and other apparel, personal care and beauty products and accessories through retail stores is a highly competitive business with numerous competitors, including individual and chain specialty stores, department stores and discount retailers. Brand image, marketing, design, price, service, assortment and quality are the principal competitive factors in retail store sales. Our direct response businesses compete with numerous national and regional direct response merchandisers. Image presentation, fulfillment and the factors affecting retail store sales discussed above are the principal competitive factors in direct response sales.

Associate Relations

As of January 28, 2012, we employed approximately 97,000 associates, 79,000 of whom were part-time. In addition, temporary associates are hired during peak periods, such as the holiday season.

Executive Officers of Registrant

Set forth below is certain information regarding our executive officers.

Leslie H. Wexner, 74, has been our Chairman of the Board of Directors for more than thirty years and our Chief Executive Officer since our founding in 1963.

Martyn R. Redgrave, 59, has been our Executive Vice President and Chief Administrative Officer since March 2005.

Stuart B. Burgdoerfer, 48, has been our Executive Vice President and Chief Financial Officer since April 2007.

Sharen J. Turney, 55, has been our Chief Executive Officer and President of Victoria's Secret since July 2006.

Nicholas P. M. Coe, 49, has been our Chief Executive Officer and President of Bath & Body Works since August 2011.

Charles C. McGuigan, 55, has been our Chief Executive Officer and President of Mast Global since February 2011.

Jane L. Ramsey, 54, has been our Executive Vice President, Human Resources, since April 2006.

All of the above officers serve at the discretion of our Board of Directors and are members of our Executive Committee.

Available Information

We are subject to the reporting requirements of the Exchange Act and its rules and regulations. The Exchange Act requires us to file reports, proxy statements and other information with the U.S. Securities and Exchange Commission ("SEC"). Copies of these reports, proxy statements and other information can be read and copied at:

SEC Public Reference Room
100 F Street NE
Washington, D.C. 20549

Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. These materials may be obtained electronically by accessing the SEC's website at *www.sec.gov*. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available, free of charge, on our website *www.LimitedBrands.com.*

Copies of any of the above-referenced documents will also be made available, free of charge, upon written request to:

Limited Brands, Inc.
Investor Relations Department
Three Limited Parkway, P.O. Box 16000
Columbus, Ohio 43216

ITEM 1A. RISK FACTORS.

We caution that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this report or made by our company or our management involve risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. Accordingly, our future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Words such as "estimate," "project," "plan," "believe," "expect," "anticipate," "intend," "planned," "potential" and any similar expressions may identify forward-looking statements. Risks associated with the following factors, among others, in some cases have affected and in the future could affect our financial performance and actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements included in this report or otherwise made by our company or our management:

- general economic conditions, consumer confidence, consumer spending patterns and market disruptions including severe weather conditions, natural disasters, health hazards, terrorist activities, financial crises, political crises or other major events, or the prospect of these events;
- the seasonality of our business;
- the dependence on a high volume of mall traffic and the possible lack of availability of suitable store locations on appropriate terms;
- our ability to grow through new store openings and existing store remodels and expansions;

- our ability to successfully expand into international markets and related risks;
- our independent licensees and franchisees;
- our direct channel business;
- our failure to protect our reputation and our brand images;
- our failure to protect our trade names, trademarks and patents;
- the highly competitive nature of the retail industry generally and the segments in which we operate particularly;
- consumer acceptance of our products and our ability to keep up with fashion trends, develop new merchandise and launch new product lines successfully;
- our reliance on foreign sources of production, including risks related to:
  - political instability;
  - duties, taxes, other charges on imports;
  - legal and regulatory matters;
  - volatility in currency exchange rates;
  - local business practices and political issues;
  - potential delays or disruptions in shipping and related pricing impacts;
  - the disruption of imports by labor disputes; and
  - changing expectations regarding product safety due to new legislation;
- stock price volatility;
- our failure to maintain our credit rating;
- our ability to service our debt;
- our ability to retain key personnel;
- our ability to attract, develop and retain qualified employees and manage labor costs;
- the inability of our manufacturers to deliver products in a timely manner and meet quality standards;
- fluctuations in product input costs;
- fluctuations in energy costs;
- increases in the costs of mailing, paper and printing;
- claims arising from our self-insurance;
- our ability to implement and maintain information technology systems;
- our failure to comply with regulatory requirements;
- tax matters; and
- legal and compliance matters.

We are not under any obligation and do not intend to make publicly available any update or other revisions to any of the forward-looking statements contained in this report to reflect circumstances existing after the date of this report or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.

The following discussion of risk factors contains "forward-looking statements." These risk factors may be important to understanding any statement in this Form 10-K, other filings or in any other discussions of our business. The following information should be read in conjunction with Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation and Item 8. Financial Statements and Supplementary Data.

In addition to the other information set forth in this report, the reader should carefully consider the following factors which could materially affect our business, financial condition or future results. The risks described below are not our only risks. Additional risks and uncertainties not currently known or that are currently deemed to be immaterial may also adversely affect our business, operating results and/or financial condition in a material way.

Our net sales, profit results and cash flow are sensitive to, and may be adversely affected by, general economic conditions, consumer confidence, spending patterns and market disruptions.

Our net sales, profit, cash flows and future growth may be adversely affected by negative local, regional, national or international political or economic trends or developments that reduce the consumers' ability or willingness to spend, including the effects of national and international security concerns such as war, terrorism or the threat thereof. In addition, market disruptions due to severe weather conditions, natural disasters, health hazards or other major events or the prospect of these events could also impact consumer spending and confidence levels. In particular, our operating results are impacted by factors in the U.S. and Canadian economies. Purchases of women's intimate and other apparel, beauty and personal care products and accessories often decline during periods when economic or market conditions are unsettled or weak. In such circumstances, we may increase the number of promotional sales, which could have a material adverse effect on our results of operations, financial condition and cash flows.

Our net sales, operating income and inventory levels fluctuate on a seasonal basis.

We experience major seasonal fluctuations in our net sales and operating income, with a significant portion of our operating income typically realized during the fourth quarter holiday season. Any decrease in sales or margins during this period could have a material adverse effect on our results of operations, financial condition and cash flows.

Seasonal fluctuations also affect our inventory levels, since we usually order merchandise in advance of peak selling periods and sometimes before new fashion trends are confirmed by customer purchases. We must carry a significant amount of inventory, especially before the holiday season selling period. If we are not successful in selling inventory, we may have to sell the inventory at significantly reduced prices or may not be able to sell the inventory at all, which could have a material adverse effect on our results of operations, financial condition and cash flows.

Our net sales depend on a volume of traffic to our stores and the availability of suitable lease space.

Most of our stores are located in retail shopping areas including malls and other types of retail centers. Sales at these stores are derived, in part, from the volume of traffic in those retail areas. Our stores benefit from the ability of the retail center and other attractions in an area, including "destination" retail stores, to generate consumer traffic in the vicinity of our stores. Sales volume and retail traffic may be adversely affected by economic downturns in a particular area, competition from other retail and non-retail attractions and other retail areas where we do not have stores.

Part of our future growth is significantly dependent on our ability to operate stores in desirable locations with capital investment and lease costs providing the opportunity to earn a reasonable return. We cannot be sure as to when or whether such desirable locations will become available at reasonable costs.

These risks could have a material adverse effect on our results of operations, financial condition and cash flows.

Our ability to grow depends in part on new store openings and existing store remodels and expansions.

Our continued growth and success will depend in part on our ability to open and operate new stores and expand and remodel existing stores on a timely and profitable basis. Accomplishing our new and existing store expansion goals will depend upon a number of factors, including the ability to partner with developers and landlords to obtain suitable sites for new and expanded stores at acceptable costs, the hiring and training of qualified personnel, particularly at the store management level, and the integration of new stores into existing operations. There can be no assurance we will be able to achieve our store expansion goals, manage our growth effectively, successfully integrate the planned new stores into our operations or operate our new, remodeled and expanded stores profitably. These risks could have a material adverse effect on our results of operations, financial condition and cash flows.

Our plans for international expansion include risks that could adversely impact our results and reputation.

We intend to further expand into international markets through license and franchise agreements and/or company-owned stores. The risks associated with our expansion into international markets include difficulties in attracting customers due to a lack of customer familiarity with our brands, our lack of familiarity with local customer preferences and seasonal differences in the market. Further, entry into other markets may bring us into competition with new competitors or with existing competitors with an established market presence. Other risks include general economic conditions in specific countries or markets, disruptions or delays in shipments, changes in diplomatic and trade relationships, political instability and foreign governmental regulation.

We also have risks related to identifying suitable partners as licensees, franchisees or in a similar capacity. In addition, certain aspects of these arrangements are not directly within our control, such as the ability of these third parties to meet their projections regarding store openings and sales. We cannot ensure the profitability or success of our expansion into international markets.

In addition, our results of operations and financial condition may be adversely affected by fluctuations in currency exchange rates. More specifically, an increase in the value of the U.S. dollar relative to other currencies could have an adverse effect on our earnings and our financial condition.

These risks could have a material adverse effect on our brand image and reputation as well as our results of operations, financial condition and cash flows.

Our licensees and franchisees could take actions that could harm our business or brand images.

We have global representation through independently owned stores operated by licensees and franchisees ("partners"). Although we have criteria to evaluate and select prospective partners, the level of control we can exercise over our partners is limited and the quality and success of their operations may be diminished by any number of factors beyond our control. Our partners may not have the business acumen or financial resources necessary to successfully operate stores in a manner consistent with our standards and may not hire and train qualified store managers and other personnel. Our brand image and reputation may suffer materially and our sales could decline if our partners do not operate successfully. These risks could have an adverse effect on our results of operations, financial condition and cash flows.

Our direct channel business includes risks that could have an adverse effect on our results.

Our direct operations are subject to numerous risks that could have a material adverse effect on our results. Risks include, but are not limited to, the (a) diversion of sales from our stores, which may impact comparable store sales figures, (b) difficulty in recreating the in-store experience through our direct channels, (c) domestic or international resellers purchasing merchandise and reselling it overseas outside our control, (d) the failure of and risks related to the systems that operate the websites and their related support systems, including computer viruses, theft of customer information, privacy concerns, telecommunication failures and electronic break-ins and similar disruptions, and (e) risks related to the fulfillment of direct-to-consumer orders. Any of these events could have a material adverse effect on our results of operations, financial condition and cash flows.

Our failure to protect our reputation could have a material adverse effect on our brand images.

Our ability to maintain our reputation is critical to our brand images. Our reputation could be jeopardized if we fail to maintain high standards for merchandise quality and integrity. Any negative publicity about these types of concerns may reduce demand for our merchandise. Failure to comply with ethical, social, product, labor and environmental standards, or related political considerations, could also jeopardize our reputation and potentially lead to various adverse consumer actions, including boycotts. Failure to comply with local laws and regulations, to maintain an effective system of internal controls or to provide accurate and timely financial statement information could also hurt our reputation. Damage to our reputation or loss of consumer confidence for any of these or other reasons could have a material adverse effect on our results of operations, financial condition and cash flows, as well as require additional resources to rebuild our reputation.

Our failure to adequately protect our trade names, trademarks and patents could have a negative impact on our brand images and limit our ability to penetrate new markets.

We believe that our trade names, trademarks and patents are an essential element of our strategy. We have obtained or applied for federal registration of these trade names, trademarks and patents and have applied for or obtained registrations in many foreign countries. There can be no assurance that we will obtain such registrations or that the registrations we obtain will prevent the imitation of our products or infringement of our intellectual property rights by others. If any third-party copies our products in a manner that projects lesser quality or carries a negative connotation, it could have a material adverse effect on our brand image and reputation as well as our results of operations, financial condition and cash flows.

Our inability to compete favorably in our highly competitive segment of the retail industry could negatively impact our results.

The sale of women's intimate and other apparel, personal care products and accessories is highly competitive. We compete for sales with a broad range of other retailers, including individual and chain specialty stores, department stores and discount retailers. In addition to the traditional store-based retailers, we also compete with direct marketers or retailers that sell similar lines of merchandise and who target customers through direct response channels. Brand image, marketing, design, price, service, quality, image presentation and fulfillment are all competitive factors in both the store-based and direct response channels.

Some of our competitors may have greater financial, marketing and other resources available. In many cases, our competitors sell their products in stores that are located in the same shopping malls as our stores. In addition to competing for sales, we compete for favorable site locations and lease terms in shopping malls.

Increased competition could result in price reductions, increased marketing expenditures and loss of market share, any of which could have a material adverse effect on our results of operations, financial condition and cash flows.

Our inability to remain current with fashion trends and launch new product lines successfully could negatively impact the image and relevance of our brands.

Our success depends in part on management's ability to effectively anticipate and respond to changing fashion preferences and consumer demands and to translate market trends into appropriate, saleable product offerings in advance of the actual time of sale to the customer. Customer demands and fashion trends change rapidly. If we are unable to successfully anticipate, identify or react to changing styles or trends or we misjudge the market for our products or any new product lines, our sales will be lower, potentially resulting in significant amounts of unsold finished goods inventory. In response, we may be forced to increase our marketing promotions or price markdowns. These risks could have a material adverse effect on our brand image and reputation as well as our results of operations, financial condition and cash flows.

We rely significantly on foreign sources of production and maintenance of operations in foreign countries.

We purchase merchandise directly in foreign markets and in our domestic market. Many of our imports are subject to a variety of customs regulations and international trade arrangements, including existing or potential duties, tariffs or safeguard quotas. We compete with other companies for production facilities.

We also face a variety of other risks generally associated with doing business in foreign markets and importing merchandise from abroad, such as:

- political instability;
- imposition of duties, taxes and other charges on imports;
- legal and regulatory matters;
- volatility in currency exchange rates;
- local business practice and political issues (including issues relating to compliance with domestic or international labor standards) which may result in adverse publicity or threatened or actual adverse consumer actions, including boycotts;
- potential delays or disruptions in shipping and related pricing impacts;
- disruption of imports by labor disputes; and
- changing expectations regarding product safety due to new legislation.

New initiatives may be proposed impacting the trading status of certain countries and may include retaliatory duties or other trade sanctions which, if enacted, would limit or reduce the products purchased from suppliers in such countries.

In addition, significant health hazards, environmental hazards or natural disasters may occur which could have a negative effect on the economies, financial markets and business activity. Our purchase of merchandise from these manufacturing operations may be affected by this risk.

Our future performance will depend upon these and the other factors listed above which are beyond our control and could have a material adverse effect on our results of operations, financial condition and cash flows.

Our stock price may be volatile.

Our stock price may fluctuate substantially as a result of quarter to quarter variations in our actual or projected performance or the financial performance of other companies in the retail industry. In addition, the stock market has experienced price and volume fluctuations that have affected the market price of many retail and other stocks and that have often been unrelated or disproportionate to the operating performance of these companies.

Our failure to maintain our credit rating could negatively affect our ability to access capital and would increase our interest expense.

The credit ratings agencies periodically review our capital structure and the quality and stability of our earnings. Any negative ratings actions could constrain the capital available to our company or our industry and could limit our access to funding for our operations. We are dependent upon our ability to access capital at rates and on terms we determine to be attractive. If our ability to access capital becomes constrained, our interest costs will likely increase, which could have a material adverse effect on our results of operations, financial condition and cash flows. Additionally, changes to our credit rating would affect our interest costs.

We may be unable to service our debt.

Some of our debt agreements contain covenants which require maintenance of certain financial ratios and also, under certain conditions, restrict our ability to pay dividends, repurchase common shares and make other restricted payments as defined in those agreements. Our cash flow from operations provides the primary source of funds for our debt service payments. If our cash flow from operations declines, we may be unable to service or refinance our current debt.

We may be unable to retain key personnel.

We believe we have benefited substantially from the leadership and experience of our senior executives, including Leslie H. Wexner (Chairman of the Board of Directors and Chief Executive Officer). The loss of the services of any of these individuals could have a material adverse effect on our business and prospects. Competition for key personnel in the retail industry is intense and our future success will also depend on our ability to recruit, train and retain other qualified key personnel.

We may be unable to attract, develop and retain qualified employees and manage labor costs.

We believe our competitive advantage is providing a positive, engaging and satisfying experience for each individual customer, which requires us to have highly trained and engaged employees. Our success depends in part upon our ability to attract, develop and retain a sufficient number of qualified employees, including store personnel and talented merchants. The turnover rate in the retail industry is generally high and qualified individuals of the requisite caliber and number needed to fill these positions may be in short supply in some areas. Competition for such qualified individuals or changes in labor and healthcare laws could require us to incur higher labor costs. Our inability to recruit a sufficient number of qualified individuals in the future may delay planned openings of new stores or affect the speed with which we expand. Delayed store openings, significant increases in employee turnover rates or significant increases in labor costs could have a material adverse effect on our results of operations, financial condition and cash flows.

Our manufacturers may not be able to manufacture and deliver products in a timely manner and meet quality standards.

We purchase products through contract manufacturers and importers and directly from third-party manufacturers. Factors outside our control, such as manufacturing or shipping delays or quality problems, could disrupt merchandise deliveries and result in lost sales, cancellation charges or excessive markdowns. In addition, quality problems could result in a product liability judgment or a widespread product recall that may negatively impact our sales and profitability for a period of time depending on product availability, competition reaction and consumer attitudes. Even if the product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertions could adversely impact our reputation with existing and potential customers and our brand image. These risks could have a material adverse effect on our results of operations, financial condition and cash flows.

Our results may be adversely affected by fluctuations in product input costs.

Product input costs, including manufacturing labor and raw materials, fluctuate. These fluctuations may result in an increase in our production costs. We may not be able to, or may elect not to, pass these increases on to our customers which may adversely impact our profit margins. These risks could have a material adverse effect on our results of operations, financial condition and cash flows.

Our results may be adversely affected by fluctuations in energy costs.

Energy costs have fluctuated dramatically in the past. These fluctuations may result in an increase in our transportation costs for distribution, utility costs for our retail stores and costs to purchase products from our manufacturers. A continual rise in energy costs could adversely affect consumer spending and demand for our products and increase our operating costs, both of which could have a material adverse effect on our results of operations, financial condition and cash flows.

We may be adversely impacted by increases in costs of mailing, paper and printing.

Postal rate increases and paper and printing costs will affect the cost of our order fulfillment and catalogue and promotional mailings. We rely on discounts from the basic postal rate structure, such as discounts for bulk mailings and sorting. Future paper and postal rate increases could adversely impact our earnings if we are unable to recover these costs or if we are unable to implement more efficient printing, mailing, delivery and order fulfillment systems. These risks could have a material adverse effect on our results of operations, financial condition and cash flows.

We self-insure certain risks and may be adversely impacted by unfavorable claims experience.

We are self-insured for various types of insurable risks including associate medical benefits, workers' compensation, property, general liability and automobile up to certain stop-loss limits. Claims are difficult to predict and may be volatile. Any adverse claims experience could have a material adverse effect on our results of operations, financial condition and cash flows.

We significantly rely on our ability to implement and sustain information technology systems.

Our success depends, in part, on the secure and uninterrupted performance of our information technology systems. Our information technology systems, as well as those of our service providers, are vulnerable to damage from a variety of sources, including telecommunication failures, malicious human acts and natural disasters. Moreover, despite network security measures, some of our servers and those of our service providers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Additionally, these types of problems could result in a breach of confidential customer information which could result in damage to our reputation and/or litigation. Despite the precautions we have taken, unanticipated problems may nevertheless cause failures in our information technology systems. Sustained or repeated system failures that interrupt our ability to process orders and deliver products to the stores or impact our consumers ability to access our websites in a timely manner or expose confidential customer information could have a material adverse effect on our results of operations, financial condition and cash flows.

In addition, we will make modifications and upgrades to the information technology systems for point-of-sale, e-commerce, merchandising, planning, sourcing, logistics, inventory management and support systems including human resources and finance. Modifications involve replacing legacy systems with successor systems, making changes to legacy systems or acquiring new systems with new functionality. We are aware of inherent risks associated with replacing these systems, including accurately capturing data and system disruptions. Information technology system disruptions, if not anticipated and appropriately mitigated, could have a material adverse effect on our operations.

We may fail to comply with regulatory requirements.

As a public company, we are subject to numerous regulatory requirements. Our policies, procedures and internal controls are designed to comply with all applicable foreign and domestic laws and regulations, including those required by the Sarbanes-Oxley Act of 2002, the SEC and the New York Stock Exchange (the "NYSE"). Failure to comply with such laws and regulations could have an adverse effect on our reputation, market price of our common stock, results of operations, financial condition and cash flows.

We may be adversely impacted by changes in taxation requirements.

We are subject to income tax in local, national and international jurisdictions. In addition, our products are subject to import and excise duties and/or sales or value-added taxes in many jurisdictions. Fluctuations in tax rates and duties and changes in tax legislation or regulation could have a material adverse effect on our results of operations, financial condition and cash flows.

We may be adversely impacted by certain compliance or legal matters.

We along with our third-party business partners are subject to complex compliance and litigation risks. Actions filed against our Company from time to time include commercial, tort, intellectual property, customer, employment, data privacy, securities, anti-corruption and other claims, including purported class action lawsuits. Difficulty can exist in complying with sometimes conflicting regulations in local, national or foreign jurisdictions as well as new or changing regulations that affect how we operate. In addition, we may be impacted by litigation trends, including class action lawsuits involving consumers and shareholders that could have a material adverse effect on our reputation, market price of our common stock, results of operations, financial condition and cash flows.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

The following table provides the location, use and size of our distribution, corporate and product development facilities as of January 28, 2012:

Location	Use	Approximate Square Footage
Columbus, Ohio	Corporate, distribution and shipping	6,388,000
Montreal, Quebec, Canada	Office, distribution and shipping	452,000
New York, New York	Office, sourcing and product development/design	479,000
Kettering, Ohio	Call center	94,000
Hong Kong	Office and sourcing	80,000
Rio Rancho, New Mexico	Call center	75,000
Various foreign locations	Office and sourcing	74,000

United States

Our business for both the Victoria's Secret and Bath & Body Works segments is principally conducted from office, distribution and shipping facilities located in the Columbus, Ohio area. Additional facilities are located in New York, New York; Kettering, Ohio; and Rio Rancho, New Mexico.

Our distribution and shipping facilities consist of seven buildings located in the Columbus, Ohio area. These buildings, including attached office space, comprise approximately 6.4 million square feet.

As of January 28, 2012, we operate 2,623 retail stores located in leased facilities, primarily in malls and shopping centers, throughout the U.S. A substantial portion of these lease commitments consists of store leases generally with an initial term of ten years. The leases expire at various dates between 2012 and 2026.

Typically, when space is leased for a retail store in a mall or shopping center, we supply all improvements, including interior walls, floors, ceilings, fixtures and decorations. The cost of improvements varies widely, depending on the design, size and location of the store. In certain cases, the landlord of the property may provide an allowance to fund all or a portion of the cost of improvements, serving as a lease incentive. Rental terms for new locations usually include a fixed minimum rent plus a percentage of sales in excess of a specified amount. We usually pay certain operating costs such as common area maintenance, utilities, insurance and taxes. For additional information, see Note 16 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

International

Canada

We own and lease office, distribution and shipping facilities in the Montreal, Quebec area. Additional leased office facilities are located in Toronto, Ontario.

Our distribution and shipping facilities consist of two buildings located in the Montreal, Quebec area. These buildings, including attached office space, comprise approximately 387,000 square feet. Additionally, we lease additional office facilities in the Montreal area comprised of approximately 65,000 square feet. During the fourth quarter of 2011, we initiated a restructuring program designed to relocate a substantial portion of its Canadian home office from Montreal to Columbus, Ohio. For additional information, see Note 5 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

As of January 28, 2012, we operate 318 retail stores located in leased facilities, primarily in malls and shopping centers, throughout the Canadian provinces. A substantial portion of these lease commitments consists of store leases generally with an initial term of ten years. The leases expire on various dates between 2012 and 2023.

Other International

As of January 28, 2012, we also have global representation through the following:

- 349 independently owned La Senza stores operated under licensing arrangements in 30 countries;
- 18 independently owned Bath & Body Works stores operated by a franchisee in 6 Middle Eastern countries; and
- 57 independently owned Victoria's Secret Beauty and Accessories stores as well as various duty free locations in 39 countries.

We also operate sourcing-related office facilities in various foreign locations.

Form 10-K

ITEM 3. LEGAL PROCEEDINGS.

We are a defendant in a variety of lawsuits arising in the ordinary course of business. Actions filed against our Company from time to time include commercial, tort, intellectual property, customer, employment, data privacy, securities and other claims, including purported class action lawsuits. Although it is not possible to predict with certainty the eventual outcome of any litigation, in the opinion of management, our current legal proceedings are not expected to have a material adverse effect on our financial position or results of operations.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Our common stock ("LTD") is traded on the New York Stock Exchange. As of January 28, 2012, there were approximately 46,000 shareholders of record. However, including active associates who participate in our stock purchase plan, associates who own shares through our sponsored retirement plans and others holding shares in broker accounts under street names, we estimate the shareholder base to be approximately 179,000.

The following table provides our quarterly market prices and cash dividends per share for 2011 and 2010:

	Market Price		Cash Dividend
	High	Low	per Share
2011			
Fourth quarter	$44.46	$37.57	$2.20(a)
Third quarter	45.45	31.43	0.20
Second quarter	42.75	35.08	1.20(b)
First quarter	41.48	28.64	0.20(c)
2010			
Fourth quarter	$35.48	$28.05	$3.15(d)
Third quarter	29.95	23.57	0.15
Second quarter	28.19	21.78	0.15
First quarter	28.78	19.12	1.15(e)

(a) In December 2011, our Board of Directors declared a special dividend of $2 per share which was distributed on December 23, 2011 to shareholders of record at the close of business on December 12, 2011.

(b) In May 2011, our Board of Directors declared a special dividend of $1 per share which was distributed on July 1, 2011 to shareholders of record at the close of business on June 17, 2011.

(c) In January 2011, our Board of Directors declared an increase in our quarterly common stock dividend from $0.15 to $0.20 per share.

(d) In November 2010, our Board of Directors declared a special dividend of $3 per share which was distributed on December 21, 2010 to shareholders of record at the close of business on December 7, 2010.

(e) In March 2010, our Board of Directors declared a special dividend of $1 per share which was distributed on April 19, 2010 to shareholders of record at the close of business on April 5, 2010.

In February 2012, our Board of Directors declared an increase in our first quarter 2012 common stock dividend from $0.20 to $0.25 per share. The dividend was paid on March 9, 2012 to shareholders of record at the close of business on February 24, 2012 and included the $0.05 per share increase.

The following graph shows the changes, over the past five-year period, in the value of $100 invested in our common stock, the Standard & Poor's 500 Composite Stock Price Index and the Standard & Poor's 500 Retail Composite Index. The plotted points represent the closing price on the last day of the fiscal year indicated.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN (a) (b) (c)
AMONG LIMITED BRANDS, INC., THE S&P 500 INDEX AND THE S&P RETAIL COMPOSITE INDEX


Comparison of Cumulative Five Year Total Return
DOLLARS
250
200
150
100
50
0
2/03/07
2/02/08
1/31/09
1/30/10
1/29/11
1/28/12
Limited Brands, Inc.
S&P 500 Index
S&P 500 Retailing

(a) This table represents $100 invested in stock or in index at the closing price on February 3, 2007 including reinvestment of dividends.
(b) The January 28, 2012 cumulative total return includes the $1.00 and $2.00 special dividends in May 2011 and December 2011, respectively.
(c) The January 29, 2011 cumulative total return includes the $1.00 and $3.00 special dividends in March 2010 and December 2010, respectively.

The following table provides our repurchases of our common stock during the fourth quarter of 2011:

Period	Total Number of Shares Purchased(a)	Average Price Paid per Share(b)	Total Number of Shares Purchased as Part of Publicly Announced Programs(c)	Maximum Number of Shares (or Approximate Dollar Value) that May Yet be Purchased Under the Programs(c)
	(in thousands)		(in thousands)	
November 2011	1,414	$41.84	1,392	$223,932
December 2011	936	40.23	920	186,976
January 2012	570	40.31	562	164,309
Total	2,920	41.03	2,874	

(a) The total number of shares repurchased includes shares repurchased as part of publicly announced programs, with the remainder relating to shares repurchased in connection with tax payments due upon vesting of employee restricted stock awards and the use of our stock to pay the exercise price on employee stock options.
(b) The average price paid per share includes any broker commissions.
(c) For additional share repurchase program information, see Note 19 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

ITEM 6. SELECTED FINANCIAL DATA.

	Fiscal Year Ended				
	January 28, 2012	January 29, 2011	January 30, 2010	January 31, 2009	February 2, 2008
			(in millions)		
Summary of Operations					
Net Sales	$10,364	$ 9,613	$ 8,632	$ 9,043	$10,134
Gross Profit	4,057	3,631	3,028	3,006	3,509
Operating Income (a)	1,238	1,284	868	589	1,110
Net Income (b)	850	805	448	220	718
			(as a percentage of net sales)		
Gross Profit	39.1%	37.8%	35.1%	33.2%	34.6%
Operating Income	11.9%	13.4%	10.1%	6.5%	11.0%
Net Income	8.2%	8.4%	5.2%	2.4%	6.9%
Per Share Results					
Net Income Per Basic Share	$ 2.80	$ 2.49	$ 1.39	$ 0.66	$ 1.91
Net Income Per Diluted Share	$ 2.70	$ 2.42	$ 1.37	$ 0.65	$ 1.89
Dividends per Share	$ 3.80	$ 4.60	$ 0.60	$ 0.60	$ 0.60
Weighted Average Diluted Shares Outstanding (in millions)	314	333	327	337	380
Other Financial Information			(in millions)		
Cash and Cash Equivalents	$ 935	$ 1,130	$ 1,804	$ 1,173	$ 1,018
Total Assets	6,108	6,451	7,173	6,972	7,437
Working Capital	842	1,088	1,928	1,612	1,545
Net Cash Provided by Operating Activities	1,266	1,284	1,174	954	765
Capital Expenditures	426	274	202	479	749
Long-term Debt	3,481	2,507	2,723	2,897	2,905
Other Long-term Liabilities	780	761	731	732	709
Shareholders' Equity	137	1,476	2,183	1,874	2,219
Return on Average Shareholders' Equity	105%	44%	22%	11%	28%
Comparable Store Sales Increase (Decrease) (c)	10%	9%	(4)%	(9)%	(2)%
Return on Average Assets	14%	12%	6%	3%	10%
Current Ratio	1.6	1.7	2.5	2.3	2.1
Stores and Associates at End of Year					
Number of Stores (d)	2,941	2,968	2,971	3,014	2,926
Selling Square Feet (in thousands) (d)	10,934	10,974	10,934	10,898	10,310
Number of Associates	97,000	96,500	92,100	90,900	97,500

(a) Operating income includes the effect of the following items:

(i) In 2011, a $232 million impairment charge related to goodwill and other intangible assets for our La Senza business; a $111 million gain related to the divestiture of 51% of our third-party apparel sourcing business; $163 million of expense related to the charitable contribution of our remaining shares of Express, Inc. to the Limited Brands Foundation; and $24 million of restructuring expenses at La Senza.

(ii) In 2009, a $9 million pre-tax gain, $14 million net of related tax benefits, associated with the reversal of an accrued contractual liability as a result of the divestiture of a joint venture.

(iii) In 2008, a $215 million impairment charge related to goodwill and other intangible assets for our La Senza business; a $128 million gain related to the divestiture of a personal care joint venture; $23 million of expense related to restructuring activities; and a $19 million impairment charge related to a joint venture.

(iv) In 2007, a $302 million gain related to the divestiture of Express; a $72 million loss related to the divestiture of Limited Stores; $48 million related to initial recognition of income for unredeemed gift cards at Victoria's Secret; $53 million of expense related to various restructuring activities; and $37 million of gains related to asset sales.

For additional information on 2011, 2010 and 2009 items, see the Notes to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

(b) In addition to the items previously discussed in (a), net income includes the effect of the following items:

(i) In 2011, a $147 million gain related to the charitable contribution of our remaining shares of Express, Inc. to the Limited Brands Foundation; an $86 million gain related to the sale of Express, Inc. common stock; and $56 million of favorable income tax benefits related to certain discrete tax matters.

(ii) In 2010, a $52 million gain related to the initial public offering of Express including the sale of a portion of our shares; a $49 million pre-tax gain related to a $57 million cash distribution from Express; a $45 million pre-tax gain related to the sale of Express stock; a $25 million pre-tax loss associated with the early retirement of portions of our 2012 and 2014 notes; a $20 million pre-tax gain associated with the sale of our remaining 25% ownership interest in Limited Stores; and a $7 million pre-tax gain related to a dividend payment from Express.

(iii) In 2009, $23 million of favorable income tax benefits in the fourth quarter primarily related to the reorganization of certain foreign subsidiaries and $9 million of favorable income tax benefits in the third quarter primarily due to the resolution of certain tax matters.

(iv) In 2008, $15 million of favorable tax benefits in the fourth quarter primarily related to certain discrete foreign and state income tax items and a $13 million pre-tax gain related to a cash distribution from Express.

(v) In 2007, a $100 million pre-tax gain related to a cash distribution from Easton Town Center, LLC; a $17 million pre-tax gain related to an interest rate hedge; and $67 million of favorable tax benefits primarily relating to: 1) the reversal of state net operating loss carryforward valuation allowances and other favorable tax benefits associated with the Apparel divestitures; 2) a decline in the Canadian federal tax rate; 3) audit settlements and 4) other items.

For additional information on 2011, 2010 and 2009 items, see the Notes to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

The effect of the items described in (a) and (b) above increased (decreased) earnings per share by $0.10 in 2011, $0.36 in 2010, $0.14 in 2009, $(0.40) in 2008 and $0.68 in 2007.

(c) A store is typically included in the calculation of comparable store sales when it has been open or owned 12 months or more and it has not had a change in selling square footage of 20% or more. Additionally, stores of a given brand are excluded if total selling square footage for the brand in the mall changes by 20% or more through the opening or closing of a second store.

(d) Number of stores and selling square feet excludes independently owned La Senza, Bath & Body Works and Victoria's Secret stores operated by licensees and franchisees.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis of financial condition and results of operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as codified in the Accounting Standards Codification ("ASC"). The following information should be read in conjunction with our financial statements and the related notes included in Item 8. Financial Statements and Supplementary Data.

Our operating results are generally impacted by changes in the U.S. and Canadian economies and, therefore, we monitor the retail environment using, among other things, certain key industry performance indicators such as the University of Michigan Consumer Sentiment Index (which measures consumers' views on the future course of the U.S. economy), the National Retail Traffic Index (which measures traffic levels in malls nationwide) and National Retail Sales (which reflects sales volumes of 5,000 businesses as measured by the U.S. Census Bureau). These indices provide insight into consumer spending patterns and shopping behavior in the current retail environment and assist us in assessing our performance as well as the potential impact of industry trends on our future operating results. Additionally, we evaluate a number of key performance indicators including comparable store sales, gross profit, operating income and other performance metrics such as sales per average selling square foot and inventory per selling square foot in assessing our performance.

Executive Overview

Strategy

Our strategy supports our mission to build a family of the world's best fashion retail brands offering captivating customer experiences that drive long-term loyalty.

To execute our strategy, we are focused on these key strategic imperatives:

- Grow and maximize profitability of our core brands in current channels and geographies;
- Extend our core brands into new channels and geographies;
- Incubate and grow new brands in current channels;
- Build enabling infrastructure and capabilities;
- Become the top destination for talent; and
- Optimize our capital structure.

The following is a discussion of certain of these key strategic imperatives:

Grow and maximize profitability of our core brands in current channels and geographies

The core of Victoria's Secret is bras and panties. We see clear opportunities for substantial growth in these categories by focusing on product newness and innovation and expanding into under-penetrated market and price segments. In our direct channel, we have the infrastructure in place to support growth well into the future. We believe our direct channel is an important form of brand advertising given the ubiquitous nature of the internet and our large customer file.

The core of Bath & Body Works is its home fragrance and personal care product lines including shower gels, lotions and antibacterial soaps which together make up the majority of sales and profits for the business. Additionally, *www.BathandBodyWorks.com* continues to exhibit year-over-year growth.

We have a multi-year goal to substantially increase operating margins for our brands through increased sales productivity, merchandise margin expansion and expense control. With regard to merchandise margin expansion, we actively manage our inventory to minimize the level of promotional activity and we will continue to work with our merchandise vendors on innovation, quality, speed and cost. Additionally, we have made a concerted effort to manage home office headcount and overhead expenses. Finally, we have and will continue to optimize our marketing expense by concentrating our expenditures on efficient and return-generating programs. In 2011, we made significant progress towards improving our operating income rate.

Extend our core brands into new channels and geographies

We began our international expansion with the acquisition of La Senza at the beginning of 2007. Since 2008, we have opened 69 Bath & Body Works stores, 11 Victoria's Secret full assortment stores and 8 Victoria's Secret Pink stores in Canada. Based on the success we have experienced in Canada, we plan to open an additional 3 Bath & Body Works stores, 5 Victoria's Secret stores and 2 Victoria's Secret Pink stores in Canada in 2012.

We continue to expand our presence outside of North America. In 2011, we accomplished the following:

- Victoria's Secret Beauty and Accessories Stores (formerly Victoria's Secret Travel and Tourism Stores)—Our partners opened 40 additional Victoria's Secret Beauty and Accessories stores bringing the total to 57. These stores are principally located in airports and tourist destinations. These stores are focused on Victoria's Secret branded beauty and accessory products and are operated by partners under a franchise or wholesale model. Our partners plan to open an additional 75 Victoria's Secret Beauty and Accessories stores in 2012.
- Bath & Body Works Franchise Stores—Our partners opened 12 Bath & Body Works stores in the Middle East in 2011 bringing the total to 18. Our partners plan to open approximately 32 additional stores in 2012.
- Victoria's Secret Full Assortment Stores—We announced plans to open a company-owned Victoria's Secret full assortment store on the corner of New Bond Street and Brook Street in London in 2012 as well as a company-owned mall-based store in London. Additionally, a partner plans to open a total of 3 stores in Dubai and Kuwait City in 2012.
- La Senza Franchise Stores—Our partners opened 49 additional La Senza stores and plan to open a total of approximately 45 new La Senza stores globally in 2012.

Incubate and grow new brands in current channels

Our most successful brands have either been conceived or incubated within Limited Brands, including Victoria's Secret and Bath & Body Works. We are constantly experimenting with new ideas and our current efforts include standalone Victoria's Secret Pink and VSX stores and Henri Bendel stores focused on accessories. In 2011, we accomplished the following:

- Victoria's Secret Pink Stores—We have opened 2 Victoria's Secret Pink stores in the United States in 2011 bringing the total to 15. We plan to open approximately 20 additional stores in 2012.
- Victoria's Secret VSX Stores—We have opened 1 Victoria's Secret VSX store in the United States in 2011 bringing the total to 2.
- Henri Bendel—We have opened 8 Henri Bendel stores in the United States in 2011 bringing the total to 19. We plan to open approximately 10 additional stores in 2012.

Build enabling infrastructure and capabilities

Over the past five years, we have opened a new Direct to Consumer distribution center, launched new merchandise planning systems, new supply chain management systems, new financial and other support systems and a new point-of-sale system in our stores. We are using these capabilities to be able to more productively react to current market conditions, improve inventory accuracy, turnover and in-stock levels and deliver more targeted assortments at the store level. In 2012, we plan to continue to roll out new point-of-sale systems to our stores, continue to build new cross-channel functionality at Victoria's Secret and invest in international support systems.

2011 Overview

Our net sales increased $751 million to $10.364 billion driven by a comparable store sales increase of 10%. Our operating income decreased $46 million to $1.238 billion including $308 million of special items. For additional information on the special items, see the "Adjusted Financial Information" table below. Excluding these special items, we had record performance in 2011 as our adjusted operating income increased $262 million to $1.546 billion driven by the strength of our assortments and store selling efforts, coupled with continued disciplined inventory and expense management.

For additional information related to our 2011 financial performance, see "Results of Operations—2011 Compared to 2010."

During 2011, we continued to focus on conservative management and retail fundamentals including:

- Inventory levels—Our inventory ended 2011 down 3% compared to 2010 and our inventory per selling square foot ended 2011 flat compared to 2010.
- Capital expenditures—Our capital expenditures of $426 million included $281 million for opening new stores and remodeling and improving existing stores. Remaining capital expenditures were primarily related to spending on technology and infrastructure to support growth.
- Cash and liquidity—We generated cash flow from operations of $1.266 billion in 2011 and ended the year with $935 million in cash.

We also accomplished the following in terms of the execution of our business strategy in 2011:

- Significantly improved adjusted operating income and adjusted operating income rate driven primarily by the increase in net sales and related expense leverage;
- At Victoria's Secret, sales increased 11% and operating income increased 22%;
- At Bath & Body Works, sales increased 6% and operating income increased 11%;
- Returned over $2.3 billion to our shareholders through special dividends, share repurchases and our ongoing regular dividends. In January 2012, our Board of Directors approved an increase in our first quarter 2012 common stock dividend from $0.20 to $0.25 per share;
- Continued expansion of company-owned Bath & Body Works and Victoria's Secret stores into Canada;
- Continued expansion of Bath & Body Works stores in the Middle East with a franchise partner;
- Continued expansion of Victoria's Secret Beauty and Accessories stores throughout the world;
- Divested 51% of our third-party apparel sourcing business for pre-tax cash proceeds of $124 million; and
- Continued repositioning of the La Senza brand. During the fourth quarter of 2011, we initiated a restructuring program designed to resize a portion of La Senza's store fleet and relocate its home office from Montreal, Canada to Columbus, Ohio. We recognized a pre-tax charge consisting of contract termination costs, severance and other costs of $24 million in the fourth quarter of 2011.

Adjusted Financial Information

In addition to our results provided in accordance with GAAP above and throughout this Form 10-K, we have provided non-GAAP measurements which present operating income, net income and earnings per share in 2011, 2010 and 2009 on an adjusted basis which removes certain special items. We believe that these special items are not indicative of our ongoing operations due to their size and nature. We use adjusted financial information as key performance measures of results of operations for the purpose of evaluating performance internally. These non-GAAP measurements are not intended to replace the presentation of our financial results in accordance with GAAP. Instead, we believe that the presentation of adjusted financial information provides additional information to investors to facilitate the comparison of past and present operations. Further, our definition of adjusted financial information may differ from similarly titled measures used by other companies. The table below reconciles the GAAP financial measures to the non-GAAP financial measures. For additional information regarding the special items, see the footnotes to the table in Item 6. Selected Financial Data.

	2011	2010	2009
Detail of Special Items included in Operating Income—Income (Expense)			
La Senza Goodwill and Intangible Asset Impairment Charges	$ (232)	$ —	$ —
Expense related to Contribution of Express Common Stock to The Limited Brands Foundation	(163)	—	—
Gain on Divestiture of Third-party Apparel Sourcing Business	111	—	—
La Senza Restructuring Charges	(24)	—	—
Gain on Divestiture of Joint Venture	—	—	9
Total Special Items included in Operating Income	$ (308)	$ —	$ 9
Detail of Special Items included in Other Income—Income (Expense)			
Gain on Sale of Express Common Stock	$ 86	$ 45	$ —
Gain on Contribution of Express Common Stock to The Limited Brands Foundation	147	—	—
Gain on Express Initial Public Offering	—	52	—
Gain on Distributions from Express	—	49	—
Gain on Sale of Limited Stores Ownership Interest	—	20	—
Loss on Extinguishment of Debt	—	(25)	—
Gain on Express Dividend	—	7	—
Total Special Items included in Other Income	$ 233	$ 148	$ —
Detail of Special Items included in Provision for Income Taxes—Benefit (Provision)			
Tax effect of Special Items included in Operating Income	$ 83	$ —	$ 5
Tax effect of Special Items included in Other Income	(31)	(27)	—
Tax benefit related to favorable resolution of certain discrete income tax matters	56	—	32
Total Special Items included in Provision for Income Taxes	$ 108	$ (27)	$ 37
Reconciliation of Reported Operating Income to Adjusted Operating Income			
Reported Operating Income	$1,238	$1,284	$ 868
Special Items included in Operating Income	308	—	(9)
Adjusted Operating Income	$1,546	$1,284	$ 859
Reconciliation of Reported Net Income to Adjusted Net Income			
Reported Net Income	$ 850	$ 805	$ 448
Special Items included in Net Income	(33)	(121)	(46)
Adjusted Net Income	$ 817	$ 684	$ 402
Reconciliation of Reported Earnings Per Share to Adjusted Earnings Per Share			
Reported Earnings Per Share	$ 2.70	$ 2.42	$ 1.37
Special Items included in Earnings Per Share	(0.10)	(0.36)	(0.14)
Adjusted Earnings Per Share	$ 2.60	$ 2.06	$ 1.23

2012 Outlook

The global retail sector and our business continue to face an uncertain environment and, as a result, we continue to take a conservative stance in terms of the financial management of our business. We will continue to manage our business carefully and we will focus on the execution of the retail fundamentals.

At the same time, we are aggressively focusing on bringing compelling merchandise assortments, marketing and store experiences to our customers. We will look for, and capitalize on, those opportunities available to us in this uncertain environment. We believe that our brands, which lead their categories and offer high emotional content at accessible prices, are well positioned heading into 2012.

Company-Owned Store Data

The following table compares 2011 company-owned store data to the comparable periods for 2010 and 2009:

				% Change	
	2011	2010	2009	2011	2010
Sales per Average Selling Square Foot					
Victoria's Secret Stores (a)	$ 754	$ 663	$ 581	14%	14%
Bath & Body Works (a)	658	620	587	6%	6%
La Senza (b)	409	397	420	3%	(5)%
Sales per Average Store (in thousands)					
Victoria's Secret Stores (a)	$4,463	$3,886	$3,356	15%	16%
Bath & Body Works (a)	1,561	1,468	1,393	6%	5%
La Senza (b)	1,362	1,333	1,335	2%	—%
Average Store Size (selling square feet)					
Victoria's Secret Stores (a)	5,941	5,892	5,830	1%	1%
Bath & Body Works (a)	2,374	2,369	2,370	—%	—%
La Senza	3,312	3,343	3,366	(1)%	(1)%
Total Selling Square Feet (in thousands)					
Victoria's Secret Stores (a)	6,042	6,057	6,063	—%	—%
Bath & Body Works (a)	3,768	3,805	3,856	(1)%	(1)%
La Senza	762	843	869	(10)%	(3)%

(a) Metric relates to company-owned stores in the U.S.
(b) Metric is presented in Canadian dollars to eliminate the impact of foreign currency fluctuations.

The following table compares 2011 company-owned store data to the comparable periods for 2010 and 2009:

Number of Stores (a)	2011	2010	2009
Victoria's Secret U.S.			
Beginning of Period	1,028	1,040	1,043
Opened	8	6	13
Closed	(19)	(18)	(16)
End of Period	1,017	1,028	1,040
Bath & Body Works U.S.			
Beginning of Period	1,606	1,627	1,638
Opened	6	2	9
Closed	(25)	(23)	(20)
End of Period	1,587	1,606	1,627
La Senza			
Beginning of Period	252	258	322
Opened	—	—	2
Closed (b)	(22)	(6)	(66)
End of Period	230	252	258
Bath & Body Works Canada			
Beginning of Period	59	31	6
Opened	10	28	25
Closed	—	—	—
End of Period	69	59	31
Victoria's Secret Canada			
Beginning of Period	12	4	—
Opened	8	8	4
Closed	(1)	—	—
End of Period	19	12	4
Henri Bendel			
Beginning of Period	11	11	5
Opened	8	—	6
Closed	—	—	—
End of Period	19	11	11
Total			
Beginning of Period	2,968	2,971	3,014
Opened	40	44	59
Closed	(67)	(47)	(102)
End of Period	2,941	2,968	2,971

(a) Number of stores excludes independently owned La Senza, Bath & Body Works and Victoria's Secret stores operated by licensees and franchisees.

(b) In 2009, we closed 53 La Senza Girl stores.

Segment Reporting Change

In the fourth quarter of 2011, we ceased aggregating La Senza with Victoria's Secret. While this reporting change did not impact our consolidated results, segment data for previous years has been recast to be consistent with the current year presentation throughout the financial statements and the accompanying notes.

Results of Operations—2011 Compared to 2010

Operating Income

The following table provides our segment operating income (loss) and operating income rates (expressed as a percentage of net sales) for 2011 in comparison to 2010:

	2011	2010	Operating Income Rate 2011	Operating Income Rate 2010
	(in millions)			
Victoria's Secret	$1,081	$ 889	17.7%	16.1%
Bath & Body Works	513	464	19.2%	18.4%
Other (a) (b) (c) (d) (e)	(356)	(69)	(22.7)%	(4.3)%
Total	$1,238	$1,284	11.9%	13.4%

(a) Includes Corporate, Mast Global, Henri Bendel and our international operations including La Senza. In the fourth quarter of 2011, we divested 51% of our third-party apparel sourcing business. As such, results of this business are only included through the first three quarters of 2011. For additional information, see Note 4 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

(b) 2011 includes a $232 million impairment of goodwill, trade name and a lease-related intangible asset at La Senza. For additional information, see Note 8 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

(c) 2011 includes $163 million of expense associated with the charitable contribution of shares of Express, Inc. to The Limited Brands Foundation. For additional information, see Note 9 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

(d) 2011 includes an $111 million gain associated with the divestiture of the third-party apparel sourcing business. For additional information, see Note 4 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

(e) 2011 includes $24 million of expense at associated with the restructuring at La Senza. For additional information, see Note 5 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

For 2011, operating income decreased $46 million to $1.238 billion and the operating income rate decreased to 11.9% from 13.4%. Our 2011 operating income includes the impact of $308 million in special items. For additional information, see "Adjusted Financial Information". Excluding these special items, our adjusted operating income increased $262 million to $1.546 billion and the operating income rate increased to 14.9% from 13.4%. The drivers of the operating income results are discussed in the following sections.

Net Sales

The following table provides net sales for 2011 in comparison to 2010:

	2011	2010	% Change
		(in millions)	
Victoria's Secret Stores	$ 4,564	$4,018	14%
Victoria's Secret Direct	1,557	1,502	4%
Total Victoria's Secret	6,121	5,520	11%
Bath & Body Works	2,674	2,515	6%
Other (a)	1,569	1,578	(1)
Total Net Sales	$10,364	$9,613	8%

(a) Includes Corporate, Mast Global, Henri Bendel and our international operations including La Senza. In the fourth quarter of 2011, we divested 51% of our third-party apparel sourcing business. As such, results of this business are only included through the first three quarters of 2011. Fourth quarter 2010 sales for the third-party apparel sourcing business were $235 million. For additional information, See Note 4 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

The following tables provide a reconciliation of net sales for 2010 to 2011:

	Victoria's Secret	Bath & Body Works	Other	Total
		(in millions)		
2010 Net Sales	$5,520	$2,515	$1,578	$ 9,613
Comparable Store Sales	521	132	(18)	635
Sales Associated with New, Closed and Non-comparable Remodeled Stores, Net	25	(14)	126	137
Foreign Currency Translation	—	—	20	20
Direct Channels	55	41	—	96
Mast Global Third-party Sales and Other	—	—	(137)	(137)
2011 Net Sales	$6,121	$2,674	$1,569	$10,364

The following table compares 2011 comparable store sales to 2010:

	2011	2010
Victoria's Secret	14%	14%
Bath & Body Works	6%	5%
Total Comparable Store Sales (a)	10%	9%

(a) Includes La Senza, Bath & Body Works Canada, Victoria's Secret Canada and Henri Bendel.

For 2011, our net sales increased $751 million to $10.364 billion and comparable store sales increased 10%. The increase in our net sales was primarily a result of:

Victoria's Secret

For 2011, net sales increased $601 million to $6.121 billion and comparable store sales increased 14%. The net sales result was primarily driven by:

- At Victoria's Secret Stores, net sales increased across most categories including Pink, core lingerie, beauty and loungewear driven by a compelling merchandise assortment that incorporated newness, innovation and fashion as well as in-store execution; and
- At Victoria's Secret Direct, net sales increased 4% with increases across most categories including Pink, swimwear, core lingerie and apparel driven by a compelling merchandise assortment.

The increase in comparable store sales was driven by an increase in total transactions and higher average dollar sales.

Bath & Body Works

For 2011, net sales increased $159 million to $2.674 billion and comparable store sales increased 6%. From a merchandise category perspective, net sales were driven by growth in the Signature Collection, home fragrance and antibacterial categories partially offset by a decrease in our giftset business. The increase in comparable store sales was driven by an increase in total transactions and a slight increase in average dollar sales.

Other

For 2011, net sales decreased $9 million to $1.569 billion primarily related to the divestiture of the third-party apparel sourcing business in the fourth quarter of 2011. This decrease was partially offset by new Victoria's Secret and Bath & Body Works stores in Canada, revenue from our international wholesale and franchise business and favorable currency fluctuations related to our Canadian businesses.

Gross Profit

For 2011, our gross profit increased $426 million to $4.057 billion and our gross profit rate (expressed as a percentage of net sales) increased to 39.1% from 37.8% primarily as a result of:

Victoria's Secret

For 2011, the gross profit increase was primarily driven by:

- At Victoria's Secret Stores, gross profit increased due to higher merchandise margin dollars as a result of the increase in net sales. The increase in merchandise margin was partially offset by an increase in buying and occupancy expenses primarily driven by higher net sales and store related activity; and
- At Victoria's Secret Direct, gross profit increased due to higher merchandise margin dollars as a result of the increase in net sales. In addition, buying and occupancy expenses decreased primarily due to lower catalogue and fulfillment costs.

The gross profit rate increase was driven primarily by leverage on buying and occupancy expenses from the increase in net sales partially offset by a decrease in the merchandise margin rate due to increased product costs and promotional activity.

Bath & Body Works

For 2011, the gross profit increase was driven by higher merchandise margin dollars related to the increase in net sales. The increase in merchandise margin dollars was partially offset by an increase in buying and occupancy expenses driven by higher occupancy costs related to the increase in net sales and store related activity. The gross profit rate was flat driven by a decrease in the merchandise margin rate offset by leverage on buying and occupancy expense.

Other

For 2011, the gross profit increase was primarily driven by net sales increases in our Canadian Victoria's Secret and Bath & Body Works stores, increases in Mast Global sales as well as revenue increases from our international wholesale and franchise business. These increases were partially offset by decline in gross profit at La Senza driven by promotional activities and restructuring charges. The gross profit rate increased due to the divestiture of our third-party apparel sourcing business.

General, Administrative and Store Operating Expenses

For 2011, our general, administrative and store operating expenses increased $357 million to $2.698 billion primarily driven by $163 million of expense associated with the charitable contribution to The Limited Brands Foundation. Additionally, store selling and marketing expenses increased related to the increase in net sales, partially offset by a decrease in incentive compensation.

The general, administrative and store operating expense rate increased to 26.0% from 24.4% due to the charitable contribution to The Limited Brands Foundation.

Impairment of Goodwill and Other Intangible Assets

In the fourth quarter of 2011, we recognized charges totaling $232 million related to the impairment of goodwill, trade name, and a lease-related intangible asset at La Senza. This impairment charge is included in Impairment of Goodwill and Other Intangible Assets on the 2011 Consolidated Statement of Income. For additional information, see Critical Accounting Policies and Estimates and Note 8 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

In the fourth quarter of 2010, we recognized charges totaling $6 million related to the impairment of a sub-brand trade name at Victoria's Secret. This impairment charge is included in Impairment of Goodwill and Other Intangible Assets on the 2010 Consolidated Statement of Income. For additional information, see Critical Accounting Policies and Estimates and Note 8 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

Divestiture of Third-party Apparel Sourcing Business

In the fourth quarter of 2011, we recognized a pre-tax gain of $111 million associated with the divestiture of 51% of our ownership interest in our third-party apparel sourcing business for pre-tax cash proceeds of $124 million. The proceeds are included in Proceeds from Divestiture of Third-party Apparel Sourcing Business within the Investing Activities section on the 2011 Consolidated Statement of Cash Flows. The pre-tax gain is included in Gain on Divestiture of Third-party Apparel Sourcing Business on the 2011 Consolidated Statement of Income. For additional information, see Note 4 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

Other Income and Expenses

Interest Expense

The following table provides the average daily borrowings and average borrowing rates for 2011 and 2010:

	2011	2010
Average daily borrowings (in millions)	$3,401	$2,602
Average borrowing rate (in percentages)	6.6%	7.0%

For 2011, our interest expense increased $38 million to $246 million. The increase was primarily driven by an increase in average borrowings related to the March 2011 $1 billion note issuance partially offset by decrease in the average borrowing rate.

Other Income

For 2011, our other income increased $60 million to $235 million primarily due to a $147 million gain related to the charitable contribution of our remaining shares of Express, Inc. to The Limited Brands Foundation completed in July 2011 and an $86 million gain related to the sale of a portion of our shares of Express, Inc. completed in April 2011. These 2011 items are partially offset by the following 2010 items:

- a $52 million gain related to the initial public offering of Express including the sale of a portion of our shares;
- a $49 million gain related to a $57 million cash distribution from Express;
- a $45 million gain related to the sale of Express stock;
- a $20 million gain related to the divestiture of our remaining 25% ownership in Limited Stores;
- a $25 million loss on the extinguishment of debt; and
- a $7 million gain related to a dividend payment from Express.

Provision for Income Taxes

For 2011, our effective tax rate decreased to 30.7% from 35.6%. The 2011 rate was lower than our combined estimated federal and state statutory rate of 39.0% primarily due to the tax benefit associated with our charitable contribution of Express shares to The Limited Brands Foundation as well as the nontaxable foreign portion of the divestiture of our third-party apparel sourcing business. The 2010 rate was lower than our combined estimated federal and state statutory rate of 38.5% primarily due to the divestiture of our remaining 25% ownership in Limited Stores, which resulted in the recognition of the capital loss associated with the 2007 divestiture of 75% of our ownership in Limited Stores.

Results of Operations—Fourth Quarter of 2011 Compared to Fourth Quarter of 2010

Operating Income

The following table provides our segment operating income (loss) and operating income rates (expressed as a percentage of net sales) for the fourth quarter of 2011 in comparison to the fourth quarter of 2010:

	Fourth Quarter		Operating Income Rate	
	2011	2010	2011	2010
	(in millions)			
Victoria's Secret	$ 447	$398	21.4%	21.0%
Bath & Body Works	348	330	30.9%	30.5%
Other (a) (b) (c) (d)	(154)	(14)	(51.8)%	(3.0)%
Total	$ 641	$714	18.2%	20.6%

(a) Includes Corporate, Mast Global, Henri Bendel and our international operations including La Senza. In the fourth quarter of 2011, we divested 51% of our third-party apparel sourcing business. As such, results of this business are only included through the first three quarters of 2011. For additional information, See Note 4 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

(b) 2011 includes a $232 million impairment of goodwill, the trade name, and a lease-related intangible asset at La Senza. For additional information, see Note 8 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

(c) 2011 includes a $111 million gain associated with the divestiture of the third-party apparel sourcing business. For additional information, see Note 4 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

(d) 2011 includes $24 million of expense associated with the restructuring of our La Senza business. For additional information, see Note 5 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

For the fourth quarter of 2011, operating income decreased $73 million to $641 million and the operating income rate decreased to 18.2% from 20.6%. The drivers of the operating income results are discussed in the following sections.

Net Sales

The following table provides net sales for the fourth quarter of 2011 in comparison to the fourth quarter of 2010:

Fourth Quarter	2011	2010	% Change
	(in millions)		
Victoria's Secret Stores	$1,572	$1,393	13%
Victoria's Secret Direct	518	503	3%
Total Victoria's Secret	2,090	1,896	10%
Bath & Body Works	1,127	1,081	4%
Other (a)	298	479	(38)%
Total Net Sales	$3,515	$3,456	2%

(a) Includes Corporate, Mast Global, Henri Bendel and our international operations including La Senza. In the fourth quarter of 2011, we divested 51% of our third-party apparel sourcing business. As such, results of this business are only included through the first three quarters of 2011. Fourth quarter 2010 sales for the third-party apparel sourcing business were $235 million. For additional information, See Note 4 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

The following table provides a reconciliation of net sales for the fourth quarter of 2010 to the fourth quarter of 2011:

Fourth Quarter	Victoria's Secret	Bath & Body Works	Other	Total
	(in millions)			
2010 Net Sales	$1,896	$1,081	$ 479	$3,456
Comparable Store Sales	163	33	(7)	189
Sales Associated with New, Closed and Non-comparable Remodeled Stores, Net	16	—	41	57
Foreign Currency Translation	—	—	(3)	(3)
Direct Channels	15	13	—	28
Mast Global Third-party Sales and Other	—	—	(212)	(212)
2011 Net Sales	$2,090	$1,127	$ 298	$3,515

The following table compares fourth quarter of 2011 comparable store sales to fourth quarter of 2010:

Fourth Quarter	2011	2010
Victoria's Secret Stores	12%	15%
Bath & Body Works	3%	6%
Total Comparable Store Sales (a)	7%	10%

(a) Includes La Senza, Bath & Body Works Canada, Victoria's Secret Canada and Henri Bendel.

For the fourth quarter of 2011, our net sales increased $59 million to $3.515 billion and comparable store sales increased 7%. The increase in our net sales was primarily as a result of:

Victoria's Secret

For the fourth quarter of 2011, net sales increased $194 million to $2.090 billion and comparable store sales increased 12%. The increase in net sales was primarily driven by:

- At Victoria's Secret Stores, net sales increased across most categories, including Pink, core lingerie, loungewear and beauty driven by a compelling merchandise assortment that incorporated newness, innovation and fashion as well as in-store execution; and
- At Victoria's Secret Direct, net sales increased 3% related to increases in Pink, apparel, and core lingerie.

The increase in comparable store sales was primarily driven by an increase in total transactions and higher average dollar sales at Victoria's Secret Stores.

Bath & Body Works

For the fourth quarter of 2011, net sales increased $46 million to $1.127 billion and comparable store sales increased 3%. From a merchandise category perspective, net sales were driven by growth in the Signature Collection, home fragrance and antibacterial categories which all incorporated newness and innovation, partially offset by a decline in our giftset business. The increase in comparable store sales was driven by an increase in total transactions partially offset by our slightly lower average dollar sales.

Other

For the fourth quarter of 2011, net sales decreased $181 million to $298 million primarily related to the divestiture of the third-party apparel sourcing business in the fourth quarter of 2011. This decrease was partially offset by new Victoria's Secret and Bath & Body Works stores in Canada and revenue from our international wholesale and franchise business.

Gross Profit

For the fourth quarter of 2011, our gross profit increased $83 million to $1.528 billion and our gross profit rate (expressed as a percentage of net sales) increased to 43.5% from 41.8% primarily as a result of:

Victoria's Secret

For the fourth quarter of 2011, gross profit increased primarily driven by:

- At Victoria's Secret Stores, gross profit increased due to higher merchandise margin dollars as a result of the increase in net sales. The increase in merchandise margin dollars was partially offset by higher buying and occupancy expenses driven by higher net sales and store related activity; and
- At Victoria's Secret Direct, gross profit was flat as the decrease in merchandise margin dollars driven by increased product costs and promotional activity was offset by a decrease in buying and occupancy expense.

The gross profit rate was flat driven primarily by leverage on buying and occupancy expenses from the increase in net sales offset by a decrease in the merchandise margin rate from increased product costs and promotional activity.

Bath & Body Works

For the fourth quarter of 2011, the gross profit increase was driven by higher merchandise margin dollars related to the increase in net sales.

The gross profit rate decreased driven by a decrease in the merchandise margin rate related to increased product costs and promotional activity partially offset by a decrease in buying and occupancy expense rate due to leverage associated with higher sales.

Other

For the fourth quarter of 2011, the gross profit decrease was primarily driven by the restructuring charges at La Senza and the divestiture of the third-party apparel sourcing business partially offset by net sales increases in our Canadian Victoria's Secret and Bath & Body Works stores as well as revenue increases from our international wholesale and franchise business. The gross profit rate increased due to the divestiture of the third-party apparel sourcing business in the fourth quarter of 2011 which removed lower margin sales.

General, Administrative and Store Operating Expenses

For the fourth quarter of 2011, our general, administrative and store operating expenses increased $40 million to $765 million primarily driven by an increase in store selling expenses and $7 million in restructuring charges related to our La Senza business.

The general, administrative and store operating expense rate increased to 21.8% from 21.0% due to the factors cited above.

Impairment of Goodwill and Other Intangible Assets

In the fourth quarter of 2011, we recognized charges totaling $232 million related to the impairment of goodwill, the trade name and a lease-related intangible asset at La Senza. This impairment charge is included in Impairment of Goodwill and Other Intangible Assets on the 2011 Consolidated Statement of Income. For additional information, see Critical Accounting Policies and Estimates and Note 8 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

In the fourth quarter of 2010, we recognized charges totaling $6 million related to the impairment of a sub-brand trade name at Victoria's Secret. This impairment charge is included in Impairment of Goodwill and Other Intangible Assets on the 2010 Consolidated Statement of Income. For additional information, see Critical Accounting Policies and Estimates and Note 8 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

Gain on Divestiture of Third-party Apparel Sourcing Business

In the fourth quarter of 2011, we recognized a pre-tax gain of $111 million associated with the divestiture of 51% of our ownership interest in our third-party apparel sourcing business for pre-tax cash proceeds of $124 million. The proceeds are included in Proceeds from Divestiture of Third-party Apparel Sourcing Business within the Investing Activities section on the 2011 Consolidated Statement of Cash Flows. The pre-tax gain is included in Gain on Divestiture of Third-party Apparel Sourcing Business on the 2011 Consolidated Statement of Income. For additional information, see Note 4 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

Other Income and Expense

Interest Expense

The following table provides the average daily borrowings and average borrowing rates for the fourth quarter of 2011 and 2010:

Fourth Quarter	2011	2010
Average daily borrowings (in millions)	$3,556	$2,560
Average borrowing rate (in percentages)	6.8%	7.1%

For the fourth quarter of 2011, our interest expense increased $15 million to $63 million primarily driven by an increase in average borrowings related to the March 2011 $1 billion note issuance, partially offset by a decrease in the average borrowing rate.

Other Income

For the fourth quarter of 2011, our other income decreased $51 million to $2 million. The decrease was primarily driven by a $45 million gain related to the sale of Express common stock in 2010 and a $7 million gain related to a dividend payment from Express in 2010.

Provision for Income Taxes

For the fourth quarter of 2011, our effective tax rate increased to 38.0% from 37.0%. The 2011 rate was lower than our combined estimated federal and state statutory rate of 39.0% primarily due to the tax benefit associated with the nontaxable foreign portion of the divestiture of our third-party apparel sourcing business. The 2010 rate was lower than our combined estimated federal and state statutory rate of 38.5% primarily due to the resolution of certain tax matters.

Form 10-K

Results of Operations—2010 Compared to 2009

Operating Income

The following table provides our segment operating income (loss) and operating income rates (expressed as a percentage of net sales) for 2010 in comparison to 2009:

	2010	2009	Operating Income Rate 2010	Operating Income Rate 2009
	(in millions)			
Victoria's Secret	$ 888	$579	16.1%	11.8%
Bath & Body Works	464	358	18.4%	15.0%
Other (a) (b)	(68)	(69)	(4.3)%	(5.0)%
Total	$1,284	$868	13.4%	10.1%

(a) Includes Corporate, Mast Global, Henri Bendel and our international operations including La Senza. See "Segment Reporting Change".

(b) 2009 includes a $9 million gain associated with the reversal of an accrued contractual liability. For additional information, see Note 9 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

For 2010, operating income increased $416 million to $1.284 billion and the operating income rate increased to 13.4% from 10.1%. The drivers of the operating income results are discussed in the following sections.

Net Sales

The following table provides net sales for 2010 in comparison to 2009:

	2010	2009	% Change
	(in millions)		
Victoria's Secret Stores	$4,018	$3,496	15%
Victoria's Secret Direct	1,502	1,388	8%
Total Victoria's Secret	5,520	4,884	13%
Bath & Body Works	2,515	2,383	6%
Other (a)	1,578	1,365	16%
Total Net Sales	$9,613	$8,632	11%

(a) Includes Corporate, Mast Global, Henri Bendel and our international operations including La Senza. See "Segment Reporting Change".

The following tables provide a reconciliation of net sales for 2009 to 2010:

	Victoria's Secret	Bath & Body Works	Other	Total
		(in millions)		
2009 Net Sales	$4,884	$2,383	$1,365	$8,632
Comparable Store Sales	453	105	(8)	550
Sales Associated with New, Closed and Non-comparable Remodeled Stores, Net	69	(6)	51	114
Foreign Currency Translation	—	—	41	41
Direct Channels	114	33	—	147
Mast Global Third-party Sales and Other	—	—	129	129
2010 Net Sales	$5,520	$2,515	$1,578	$9,613

The following table compares 2010 comparable store sales to 2009:

	2010	2009
Victoria's Secret	14%	(6)%
Bath & Body Works	5%	(1)%
Total Comparable Store Sales (a)	9%	(4)%

(a) Includes La Senza, Bath & Body Works Canada, Victoria's Secret Canada and Henri Bendel.

For 2010, our net sales increased $981 million to $9.613 billion and comparable store sales increased 9%. The increase in our net sales was primarily a result of:

Victoria's Secret

For 2010, net sales increased $636 million to $5.520 billion and comparable store sales increased 14%. The net sales result was primarily driven by:

- At Victoria's Secret Stores, net sales increased across most categories including Pink, core lingerie and beauty driven by a compelling merchandise assortment that incorporated newness, innovation and fashion; and
- At Victoria's Secret Direct, net sales increased 8% with increases across most categories, including intimates and swimwear driven by a compelling merchandise assortment.

The increase in comparable store sales was driven by an increase in total transactions and higher average dollar sales.

Bath & Body Works

For 2010, net sales increased $132 million to $2.515 billion and comparable store sales increased 5%. From a merchandise category perspective, net sales were driven by growth in the Signature Collection (including the re-launch of the men's line), home fragrance and antibacterial categories which all incorporated newness and innovation. The increase in comparable store sales was driven by an increase in total transactions and higher average dollar sales.

Other

For 2010, net sales increased $213 million to $1.578 billion related to new Bath & Body Works stores in Canada, the introduction of Victoria's Secret stores in Canada, revenue from our international wholesale and franchise business and an increase in third-party sales at Mast Global. In addition, Mast Global recognized 100% of merchandise sourcing sales to Express and Limited Stores in the third and fourth quarters of 2010. For additional information, see Note 9 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data. The increase in net sales was partially offset by a decrease in net sales at La Senza due to the closure of the La Senza Girl freestanding stores, a decline in the La Senza International business due to exiting the La Senza Girl concept as well as decreases in the sales of sleepwear and beauty in our Canadian stores.

Gross Profit

For 2010, our gross profit increased $603 million to $3.631 billion and our gross profit rate (expressed as a percentage of net sales) increased to 37.8% from 35.1% primarily as a result of:

Victoria's Secret

For 2010, gross profit increased at Victoria's Secret Stores and Victoria's Secret Direct driven by higher merchandise margin dollars as a result of the increase in net sales and decreased promotional activity.

The increase in the gross profit rate was driven primarily by an increase in the merchandise margin rate due to the factors cited above. In addition, the buying and occupancy expense rate decreased due to leverage associated with higher net sales.

Bath & Body Works

For 2010, gross profit increased primarily driven by higher merchandise margin dollars due to an increase in net sales and a decrease in cost of goods sold due to cost reductions.

The increase in the gross profit rate was driven by increases in the merchandise margin rate due to the factors cited above.

Other

For 2010, gross profit increased primarily driven by higher merchandise margin dollars primarily related to the expansion of our Canadian Bath & Body Works and Victoria's Secret stores. The gross profit rate decreased due to an increase in lower margin Mast Global third-party sales, including the impact of recognizing 100% of Mast Global's sales to Express and Limited Stores in the third and fourth quarters of 2010. For additional information, see Note 9 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

General, Administrative and Store Operating Expenses

For 2010, our general, administrative and store operating expenses increased $175 million to $2.341 billion primarily driven by:

- an increase in store selling expenses, which includes costs related to new stores in Canada;
- higher payroll including incentive compensation costs;
- higher stock compensation costs due to a lower forfeiture rate as a result of lower associate turnover; and
- an increase in marketing expenses.

The general, administrative and store operating expense rate decreased to 24.3% from 25.1% due to leverage associated with higher net sales.

Impairment of Goodwill and Other Intangible Assets

In the fourth quarter of 2010, we recognized charges totaling $6 million related to the impairment of a sub-brand trade name at Victoria's Secret. This impairment charge is included in Impairment of Goodwill and Other Intangible Assets on the 2010 Consolidated Statement of Income. For additional information, see Critical Accounting Policies and Estimates and Note 8 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

In the fourth quarter of 2009, we recognized charges totaling $3 million related to the impairment of the La Senza Girl trade name and other minor trade names. This impairment charge is included in Impairment of Goodwill and Other Intangible Assets on the 2009 Consolidated Statement of Income. For additional information, see Critical Accounting Policies and Estimates and Note 8 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

Net Gain on Joint Ventures

In July 2009, we recognized a pre-tax gain of $9 million ($14 million net of related tax benefits) associated with the reversal of an accrued contractual liability as a result of the divestiture of a joint venture. The pre-tax gain is included in Net Gain on Joint Ventures on the 2009 Consolidated Statement of Income.

Other Income and Expenses

Interest Expense

The following table provides the average daily borrowings and average borrowing rates for 2010 and 2009:

	2010	2009
Average daily borrowings (in millions)	$2,602	$2,982
Average borrowing rate (in percentages)	7.0%	6.7%

For 2010, our interest expense decreased $29 million to $208 million. The decrease was primarily driven by a decrease in average borrowings, partially offset by the increase in average borrowing rates. For 2010, our interest expense included $10 million of expense associated with terminating our remaining participating interest rate swap arrangements. For 2009, our interest expense included $10 million in fees which were expensed associated with the amendment of our Revolving Facility and Term Loan and $8 million of expense associated with terminating certain participating interest rate swap arrangements.

Other Income

For 2010, our other income increased $156 million to $173 million primarily due to:

- a $52 million gain related to the initial public offering of Express including the sale of a portion of our shares;
- a $49 million gain related to a $57 million cash distribution from Express;
- a $45 million gain related to the sale of Express stock;
- a $20 million gain related to the divestiture of our remaining 25% ownership in Limited Stores;
- a $7 million gain related to a dividend payment from Express; and
- higher income from our equity investments in Express and Limited Stores.

Partially offset by:

- a $25 million loss on extinguishment of a portion of our 2012 and 2014 Notes.

Provision for Income Taxes

For 2010, our effective tax rate increased to 35.6% from 31.1%. The 2010 rate was lower than our combined estimated federal and state statutory rate of 38.5% primarily due to the divestiture of our remaining 25% ownership in Limited Stores, which resulted in the recognition of the capital loss associated with the 2007 divestiture of 75% of our ownership in Limited Stores. The 2009 rate was lower than our combined estimated federal and state statutory rate primarily due to the reversal of deferred tax liabilities on unremitted foreign earnings due to international restructuring and the resolution of certain tax matters in 2009.

Results of Operations—Fourth Quarter of 2010 Compared to Fourth Quarter of 2009

Operating Income

The following table provides our segment operating income (loss) and operating income rates (expressed as a percentage of net sales) for the fourth quarter of 2010 in comparison to the fourth quarter of 2009:

	Fourth Quarter		Operating Income Rate	
	2010	2009	2010	2009
	(in millions)			
Victoria's Secret	$398	$318	21.0%	19.1%
Bath & Body Works	330	294	30.5%	29.2%
Other (a)	(14)	(26)	(3.0)%	(6.8)%
Total	$714	$586	20.6%	19.1%

(a) Includes Corporate, Mast Global, Henri Bendel and our international operations including La Senza. See "Segment Reporting Change".

For the fourth quarter of 2010, operating income increased $128 million to $714 million and the operating income rate increased to 20.6% from 19.1%. The drivers of the operating income results are discussed in the following sections.

Net Sales

The following table provides net sales for the fourth quarter of 2010 in comparison to the fourth quarter of 2009:

Fourth Quarter	2010	2009	% Change
	(in millions)		
Victoria's Secret Stores	$1,393	$1,201	16%
Victoria's Secret Direct	503	463	9%
Total Victoria's Secret	1,896	1,664	14%
Bath & Body Works	1,081	1,008	7%
Other (a)	479	391	23%
Total Net Sales	$3,456	$3,063	13%

(a) Includes Corporate, Mast Global, Henri Bendel and our international operations including La Senza. See "Segment Reporting Change".

The following table provides a reconciliation of net sales for the fourth quarter of 2009 to the fourth quarter of 2010:

Fourth Quarter	Victoria's Secret	Bath & Body Works	Other	Total
		(in millions)		
2009 Net Sales	$1,664	$1,008	$391	$3,063
Comparable Store Sales	173	53	(6)	220
Sales Associated with New, Closed and Non-comparable Remodeled Stores, Net	18	3	30	51
Foreign Currency Translation	—	—	9	9
Direct Channels	41	17	—	58
Mast Global Third-party Sales and Other	—	—	55	55
2010 Net Sales	$1,896	$1,081	$479	$3,456

The following table compares fourth quarter of 2010 comparable store sales to fourth quarter of 2009:

Fourth Quarter	2010	2009
Victoria's Secret	15%	—%
Bath & Body Works	6%	2%
Total Comparable Store Sales (a)	10%	1%

(a) Includes La Senza, Bath & Body Works Canada, Victoria's Secret Canada and Henri Bendel.

For the fourth quarter of 2010, our net sales increased $393 million to $3.456 billion and comparable store sales increased 10%. The increase in our net sales was primarily as a result of:

Victoria's Secret

For the fourth quarter of 2010, net sales increased $232 million to $1.896 billion and comparable store sales increased 15%. The increase in net sales was primarily driven by:

- At Victoria's Secret Stores, net sales increased across most categories, including Pink, core lingerie and beauty driven by a compelling merchandise assortment that incorporated newness, innovation and fashion; and
- At Victoria's Secret Direct, net sales increased 9% with increases across most categories, including intimates and swimwear, driven by a compelling merchandise assortment. This was partially offset by a decrease in apparel.

The increase in comparable store sales was driven by an increase in total transactions and higher average dollar sales.

Bath & Body Works

For the fourth quarter of 2010, net sales increased $73 million to $1.081 billion and comparable store sales increased 6%. From a merchandise category perspective, net sales were driven by the Signature Collection (including the re-launch of the men's line), home fragrance and antibacterial categories which all incorporated newness and innovation.

The increase in comparable store sales was driven by an increase in total transactions and higher average dollar sales.

Other

For the fourth quarter of 2010, net sales increased $88 million to $479 million primarily related to new Bath & Body Works stores in Canada, the introduction of Victoria's Secret stores in Canada, revenue from our international wholesale and franchise business and an increase in third-party sales at Mast Global. In addition, Mast Global recognized 100% of merchandise sourcing sales to Express and Limited Stores in the fall season of 2010. For additional information, see Note 9 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data. The increase in net sales was partially offset by a decrease in net sales at La Senza due to declines in the sleepwear and beauty categories and the closure of the La Senza Girl freestanding stores.

Gross Profit

For the fourth quarter of 2010, our gross profit increased $196 million to $1.445 billion and our gross profit rate (expressed as a percentage of net sales) increased to 41.8% from 40.8% primarily as a result of:

Victoria's Secret

For the fourth quarter of 2010, gross profit increased primarily driven by:

- At Victoria's Secret Stores, gross profit increased driven by higher merchandise margin dollars as a result of the increase in net sales and decreased promotional activity. The increase in merchandise margin dollars was slightly offset by an increase in buying and occupancy expenses primarily related to increased occupancy costs driven by higher net sales; and
- At Victoria's Secret Direct, gross profit increased driven by higher merchandise margin dollars as a result of an increase in net sales and a decrease in promotional activity.

The increase in the gross profit rate was driven primarily by the decrease in the buying and occupancy expense rate due to leverage associated with higher net sales as well as an increase in the merchandise margin rate due the factors cited above.

Bath & Body Works

For the fourth quarter of 2010, gross profit increased primarily driven by higher merchandise margin dollars as a result of an increase in net sales and a decrease in cost of goods sold due to cost reductions. Buying and occupancy expenses increased driven by higher occupancy and direct fulfillment costs, primarily due to the increase in net sales.

The increase in the gross profit rate was driven by an increase in the merchandise margin rate, partially offset by an increase in the buying and occupancy expense rate due to the factors cited above.

Other

For the fourth quarter of 2010, gross profit increased primarily driven by the expansion of our Canadian Bath & Body Works and Victoria's Secret stores. The gross profit rate decreased due to an increase in lower margin Mast Global third-party sales, including the impact of recognizing 100% of Mast Global's sales to Express and Limited Stores in the fourth quarter. For additional information, see Note 9 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

General, Administrative and Store Operating Expenses

For the fourth quarter of 2010, our general, administrative and store operating expenses increased $65 million to $725 million primarily driven by:

- an increase in store selling expenses, which includes costs related to new stores in Canada;
- higher stock compensation costs due to a lower forfeiture rate as a result of lower associate turnover; and
- an increase in marketing expenses.

The general, administrative and store operating expense rate decreased to 21.0% from 21.5% due to leverage associated with higher net sales.

Impairment of Goodwill and Other Intangible Assets

In the fourth quarter of 2010, we recognized charges totaling $6 million related to the impairment of a sub-brand trade name at Victoria's Secret. This impairment charge is included in Impairment of Goodwill and Other Intangible Assets on the 2010 Consolidated Statement of Income. For additional information, see Critical Accounting Policies and Estimates and Note 8 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

In the fourth quarter of 2009, we recognized charges totaling $3 million related to the impairment of the La Senza Girl trade name and other minor trade names. This impairment charge is included in Impairment of Goodwill and Other Intangible Assets on the 2009 Consolidated Statement of Income. For additional information, see Critical Accounting Policies and Estimates and Note 8 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

Other Income and Expense

Interest Expense

The following table provides the average daily borrowings and average borrowing rates for the fourth quarter of 2010 and 2009:

Fourth Quarter	2010	2009
Average daily borrowings (in millions)	$2,560	$2,857
Average borrowing rate (in percentages)	7.1%	6.8%

For the fourth quarter of 2010, our interest expense decreased $13 million to $48 million. The decrease was primarily driven by $8 million of expense in 2009 associated with terminating a portion of our participating interest rate swap arrangements as well as a decrease in average borrowings, partially offset by an increase in average borrowing rates.

Other Income

For the fourth quarter of 2010, our other income increased $42 million to $53 million. The increase was primarily driven by a $45 million gain related to the sale of Express common stock and a $7 million gain related to a dividend payment from Express. The increase in other income was partially offset by ceasing recognition of equity method income from Express beginning in the third quarter of 2010 as a result of the change in accounting from the equity method to the cost method. We also ceased recognizing equity method income from Limited Stores beginning in the second quarter of 2010 in conjunction with the divestiture of our remaining ownership interest.

Provision for Income Taxes

For the fourth quarter of 2010, our effective tax rate increased to 37.0% from 33.6%. The 2010 rate was lower than our combined estimated federal and state statutory rate of 38.5% primarily due to the resolution of certain tax matters. The 2009 rate was lower than our combined estimated federal and state statutory rate primarily due to the reversal of deferred tax liabilities on unremitted foreign earnings due to international restructuring in 2009.

FINANCIAL CONDITION

Liquidity and Capital Resources

Liquidity, or access to cash, is an important factor in determining our financial stability. We are committed to maintaining adequate liquidity. Cash generated from our operating activities provides the primary resources to support current operations, growth initiatives, seasonal funding requirements and capital expenditures. Our cash provided from operations is impacted by our net income and working capital changes. Our net income is impacted by, among other things, sales volume, seasonal sales patterns, success of new product introductions and profit margins. Historically, sales are higher during the fourth quarter of the fiscal year due to seasonal and holiday-related sales patterns. Generally, our need for working capital peaks during the summer and fall months as inventory builds in anticipation of the holiday period.

Our total cash and cash equivalents held by foreign subsidiaries were $561 million as of January 28, 2012. Under current tax laws and regulations, if cash and cash equivalents held outside the U.S. are repatriated to the U.S., in certain circumstances we may be subject to additional U.S. income taxes and foreign withholding taxes.

The following table provides our long-term debt balance as of January 28, 2012 and January 29, 2011:

	January 28, 2012	January 29, 2011
	(in millions)	
Senior Unsecured Debt with Subsidiary Guarantee		
$1 billion, 6.625% Fixed Interest Rate Notes due April 2021 ("2021 Notes")	1,000	—
$500 million, 8.50% Fixed Interest Rate Notes due June 2019, Less Unamortized Discount ("2019 Notes")	488	486
$400 million, 7.00% Fixed Interest Rate Notes due May 2020 ("2020 Notes")	400	400
Total Senior Unsecured Debt with Subsidiary Guarantee	1,888	886
Senior Unsecured Debt		
$700 million, 6.90% Fixed Interest Rate Notes due July 2017, Less Unamortized Discount ("2017 Notes") (a)	724	699
$350 million, 6.95% Fixed Interest Rate Debentures due March 2033, Less Unamortized Discount ("2033 Notes")	350	350
$300 million, 7.60% Fixed Interest Rate Notes due July 2037, Less Unamortized Discount ("2037 Notes")	299	299
5.25% Fixed Interest Rate Notes due November 2014, Less Unamortized Discount ("2014 Notes") (b)	220	215
6.125% Fixed Interest Rate Notes due December 2012, Less Unamortized Discount ("2012 Notes") (c)	57	58
Total Senior Unsecured Debt	1,650	1,621
Total	3,538	2,507
Current Portion of Long-term Debt (c)	(57)	—
Total Long-term Debt, Net of Current Portion	3,481	2,507

(a) The balances include a fair value interest rate hedge adjustment which increased the debt balance by $25 million as of January 28, 2012 and $0 million as of January 29, 2011.

(b) The principal balance outstanding was $213 million as of both January 28, 2012 and January 29, 2011. The balances include a fair value interest rate hedge adjustment which increased the debt balance by $7 million as of January 28, 2012 and $2 million as of January 29, 2011.

(c) The principal balance outstanding was $57 million as of both January 28, 2012 and January 29, 2011. The balances include a fair value interest rate hedge adjustment which increased the debt balance by $0 million as of January 28, 2012 and $1 million as of January 29, 2011.

Issuance of Notes

In May 2010, we issued $400 million of 7.00% notes due in May 2020 utilizing an existing shelf registration under which up to $1 billion of debt securities, common and preferred stock and other securities can be issued. The 2020 Notes are jointly and severally guaranteed on a full and unconditional basis by the guarantors. The net proceeds from the issuance were $390 million, which included transaction costs of $10 million.

In March 2011, we issued $1 billion of 6.625% notes due in April 2021 utilizing an existing shelf registration under which debt securities, common and preferred stock and other securities can be issued. The 2021 Notes are jointly and severally guaranteed on a full and unconditional basis by the guarantors. The net proceeds from the issuance were $981 million, which included transaction costs of $19 million.

Subsequent to January 28, 2012, we issued $1 billion of 5.625% notes due in February 2022 ("2022 Notes") utilizing an existing shelf registration under which debt securities, common and preferred stock and other securities could be issued. The 2022 Notes are jointly and severally guaranteed on a full and unconditional basis by the guarantors. The net proceeds from the issuance were $985 million, which included transaction costs of $15 million.

Repurchase of Notes

In May 2010, we used a portion of the proceeds from the 2020 Notes to repurchase $134 million of our 2012 Notes for $144 million. We used the remaining portion of the proceeds from the 2020 Notes to repurchase $266 million of the 2014 Notes for $277 million.

In August 2010, we repurchased $20 million and $1 million of 2014 Notes and 2012 Notes, respectively, through open-market transactions.

Revolving Facility

On July 15, 2011, we entered into an amendment and restatement ("Amendment") of our secured revolving credit facility ("Revolving Facility"). The Amendment increased the aggregate amount of the commitments of the lenders under the Revolving Facility from $800 million to $1 billion and extended the termination date from August 1, 2014 to July 15, 2016. In addition, the Amendment reduced fees payable under the Revolving Facility which are based on our long-term credit ratings. The fees related to committed and unutilized amounts per year were reduced from 0.50% to 0.325% per annum and the fees related to outstanding letters of credit were reduced from 3.00% to 1.75% per annum. In addition, the interest rate on outstanding borrowings was reduced from the London Interbank Offered Rate ("LIBOR") plus 3.00% to LIBOR plus 1.75%.

We incurred fees related to the Amendment of the Revolving Facility of $7 million, which were capitalized and are being amortized over the remaining term of the Revolving Facility.

The Revolving Facility contains fixed charge coverage and debt to EBITDA financial covenants. We are required to maintain a fixed charge coverage ratio of not less than 1.75 to 1.00 and a consolidated debt to consolidated EBITDA ratio not exceeding 4.00 to 1.00 for the most recent four-quarter period. In addition, the Revolving Facility provides that investments and restricted payments may be made, without limitation on amount, if (a) at the time of and after giving effect to such investment or restricted payment the ratio of consolidated debt to consolidated EBITDA for the most recent four-quarter period is less than 3.00 to 1.00 and (b) no default or event of default exists. As of January 28, 2012, we were in compliance with both of our financial covenants and the ratio of consolidated debt to consolidated EBITDA was less than 3.00 to 1.00.

As of January 28, 2012, there were no borrowings outstanding under the Revolving Facility.

Letters of Credit

The Revolving Facility supports our letter of credit program. We had $13 million of outstanding letters of credit as of January 28, 2012 that reduce our remaining availability under our amended credit agreements.

Fair Value Interest Rate Swap Arrangements

We have the following interest rate swap arrangements related to certain of our outstanding debt:

	Notional Amount	
	January 28, 2012	January 29, 2011
	(in millions)	
2012 Notes	$ —	$ 57
2014 Notes	—	213
2017 Notes	175	325
Total	$175	$595

The interest rate swap arrangements effectively convert the fixed interest rate on the related debt to a variable interest rate based on a LIBOR plus a fixed interest rate.

The swap arrangements are designated as fair value hedges. The changes in the fair value of the interest rate swaps have an equal and offsetting impact to the carrying value of the debt on the balance sheet. The differential to be paid or received on the interest rate swap arrangements is accrued and recognized as an adjustment to interest expense.

In July 2011, we terminated interest rate designated fair value hedges related to the 2012 Notes with a notional amount of $57 million. In settlement of these hedges, we received $1 million. In August 2011, we terminated interest rate designated fair value hedges related to the 2014 Notes with a notional amount of $213 million. In settlement of these hedges, we received $9 million. In September 2011, we terminated interest rate designated fair value hedges related to the 2017 Notes with a notional amount of $150 million. In settlement of these hedges, we received $12 million. The settlement amounts were equal to the fair value adjustment to the respective Notes and are amortized as a reduction to interest expense through the maturity date of the respective Notes.

For information related to our fair value interest rate swap arrangements, see Note 13 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

Working Capital and Capitalization

We believe that our available short-term and long-term capital resources are sufficient to fund foreseeable requirements.

The following table provides a summary of our working capital position and capitalization as of January 28, 2012, January 29, 2011 and January 30, 2010:

	January 28, 2012	January 29, 2011	January 30, 2010
		(in millions)	
Cash Provided by Operating Activities	$1,266	$1,284	$1,174
Capital Expenditures	426	274	202
Working Capital	842	1,088	1,928
Capitalization:			
Long-term Debt	3,481	2,507	2,723
Shareholders' Equity	137	1,476	2,183
Total Capitalization	3,618	3,983	4,906
Additional Amounts Under Credit Agreements (a)	1,000	800	1,000
Remaining Amounts Available Under Credit Agreements (a)	987	755	935

(a) As part of the February 19, 2009 amendment to the Revolving Facility, letters of credit issued subsequent to the amendment reduce our remaining availability under the Revolving Facility. We have outstanding letters of credit that reduce our remaining availability under the Revolving Facility of $13 million and $45 million as of January 28, 2012 and January 29, 2011, respectively.

The following table provides certain measures of liquidity and capital resources as of January 28, 2012, January 29, 2011 and January 30, 2010:

	January 28, 2012	January 29, 2011	January 30, 2010
Debt-to-capitalization Ratio (a)	96%	63%	55%
Cash Flow to Capital Investment (b)	297%	468%	581%

(a) Long-term debt divided by total capitalization

(b) Net cash provided by operating activities divided by capital expenditures

Credit Ratings

The following table provides our credit ratings as of January 28, 2012:

	Moody's	S&P(a)	Fitch
Corporate	Ba1	BB+	BB+
Senior Unsecured Debt with Subsidiary Guarantee	Ba1	BB+	BB+
Senior Unsecured Debt	Ba2	BB+	BB
Outlook	Stable	Stable	Stable

(a) In February 2012, S&P downgraded our unsecured debt without subsidiary guarantees from BB+ to BB-.

Our borrowing costs under our Revolving Facility are linked to our credit ratings at S&P, Moody's and Fitch. If we receive an upgrade or downgrade to our corporate credit ratings by S&P, Moody's or Fitch, the borrowing costs could decrease or increase, respectively. The guarantees of our obligations under the Revolving Facility by certain of our 100% owned subsidiaries (such subsidiaries, the "Guarantors") and the security interests granted in our and the Guarantors' collateral securing such obligations are released if our credit ratings are higher than a certain level. Additionally, the restrictions imposed under the Revolving Facility on our ability to make investments and to make restricted payments cease to apply if our credit ratings are higher than certain levels. Credit rating downgrades by any of the agencies do not accelerate the repayment of any of our debt.

Common Stock Share Repurchases

Under the authority of our Board of Directors, we repurchased shares of our common stock under the following repurchase programs during the fiscal years 2011, 2010 and 2009:

Repurchase Program	Amount Authorized	Shares Repurchased 2011	Shares Repurchased 2010	Shares Repurchased 2009	Amount Repurchased 2011	Amount Repurchased 2010	Amount Repurchased 2009	Average Stock Price of Shares Repurchased within Program
	(in millions)	(in thousands)			(in millions)			
November 2011 (a)	$250	2,116	NA	NA	$ 85	NA	NA	$40.50
May 2011	500	13,293	NA	NA	500	NA	NA	37.59
March 2011	500	13,695	NA	NA	500	NA	NA	36.49
November 2010 (b)	200	3,431	1,907	NA	109	$ 60	NA	31.68
March 2010 (c)	200	NA	5,714	NA	NA	147	NA	25.69
Total		32,535	7,621		$1,194	$207		

(a) The November 2011 repurchase program had $165 million remaining as of January 28, 2012.

(b) The November 2010 repurchase program had $31 million remaining at the time it was cancelled in conjunction with the approval of the March 2011 repurchase program.

(c) The March 2010 repurchase program had $53 million remaining at the time it was cancelled in conjunction with the approval of the November 2010 repurchase program.

NA Not applicable

For the November 2011 repurchase program, $4 million of share repurchases were reflected in Accounts Payable on the 2011 Consolidated Balance Sheet and were settled in February 2012. There were no share repurchases reflected in Accounts Payable as of January 29, 2011.

Subsequent to January 28, 2012, we completed the November 2011 repurchase program by repurchasing an additional 4 million shares of common stock for $165 million under the program. In addition, our Board of Directors approved a new $500 million share repurchase program ("February 2012 repurchase program"). The timing and amount of any repurchase will be made in our discretion taking into account a number of factors, including market conditions.

Dividend Policy and Procedures

Under the authority and declaration of our Board of Directors, we paid the following dividends during the fiscal years 2011, 2010 and 2009:

	Ordinary Dividends	Special Dividends	Total Dividends	Total Paid
		(per share)		(in millions)
2011				
Fourth Quarter	$0.20	$2.00	$2.20	$ 653
Third Quarter	0.20	—	0.20	60
Second Quarter	0.20	1.00	1.20	367
First Quarter	0.20	—	0.20	64
2011 Total	$0.80	$3.00	$3.80	$1,144
2010				
Fourth Quarter	$0.15	$3.00	$3.15	$1,017
Third Quarter	0.15	—	0.15	49
Second Quarter	0.15	—	0.15	49
First Quarter	0.15	1.00	1.15	373
2010 Total	$0.60	$4.00	$4.60	$1,488
2009				
Fourth Quarter	$0.15	$ —	$0.15	$ 49
Third Quarter	0.15	—	0.15	48
Second Quarter	0.15	—	0.15	48
First Quarter	0.15	—	0.15	48
2009 Total	$0.60	$ —	$0.60	$ 193

Subsequent to January 28, 2012, our Board of Directors declared our first quarter 2012 common stock dividend of $0.25 per share payable on March 9, 2012 to shareholders of record at the close of business on February 24, 2012. This is a $0.05 increase from our previous quarterly dividends.

Treasury Share Retirement

In January 2010, we retired 201 million shares of our treasury stock to reduce the related administrative expense. The retirement resulted in a reduction of $4.641 billion in Treasury Stock, $101 million in the par value of Common Stock, $1.545 billion in Paid-in Capital and $2.995 billion in Retained Earnings.

In December 2011, we retired 39 million shares of our treasury stock to reduce the related administrative expense. The retirement resulted in a reduction of $1.341 billion in Treasury Stock, $19 million in the par value of Common Stock, $286 million in Paid-in Capital and $1.036 billion in Retained Earnings.

Cash Flow

The following table provides a summary of our cash flow activity for the fiscal years ended January 28, 2012, January 29, 2011 and January 30, 2010:

	2011	2010	2009
		(in millions)	
Cash and Cash Equivalents, Beginning of Year	$ 1,130	$ 1,804	$1,173
Net Cash Flows Provided by Operating Activities	1,266	1,284	1,174
Net Cash Flows Used For Investing Activities	(226)	(106)	(162)
Net Cash Flows Used For Financing Activities	(1,237)	(1,857)	(387)
Effect of Exchange Rate Changes on Cash	2	5	6
Net Increase (Decrease) in Cash and Cash Equivalents	(195)	(674)	631
Cash and Cash Equivalents, End of Year	$ 935	$ 1,130	$1,804

Operating Activities

Net cash provided by operating activities in 2011 was $1.266 billion. Net income of $850 million included depreciation and amortization of $391 million, impairment of goodwill and other intangible assets for our La Senza business of $232 million, expense associated with a contribution of our remaining shares of Express, Inc. to The Limited Brands Foundation of $163 million, a gain related to The Limited Brands Foundation contribution of $147 million, a gain related to the divestiture of our third-party apparel sourcing business of $111 million and a pre-tax gain on the sale of Express common stock of $86 million. Other changes in assets and liabilities represent items that had a current period cash flow impact, such as changes in working capital. The most significant items in working capital were the increases in accounts receivable and accounts payable related to the divestiture of our third-party apparel sourcing business.

Net cash provided by operating activities in 2010 was $1.284 billion. Net income of $805 million included $394 million of depreciation and amortization. Other changes in assets and liabilities represent items that had a current period cash flow impact, such as changes in working capital. The most significant working capital change was a $112 million increase in operating cash flow associated with an increase in accounts payable and accrued expenses and other.

Net cash provided by operating activities in 2009 was $1.174 billion. Net income of $448 million included $393 million of depreciation and amortization. Other changes in assets and liabilities represent items that had a current period cash flow impact, such as changes in working capital. The most significant working capital change was a $156 million increase in operating cash flow associated with a reduction in inventories. Inventory levels decreased compared to 2008 due to a concerted effort to control and reduce inventory levels across the enterprise.

Investing Activities

Net cash used for investing activities in 2011 was $226 million consisting primarily of $426 million of capital expenditures partially offset by cash proceeds from the divestiture of our third-party apparel sourcing business and the sale of Express common stock of $124 million and $99 million, respectively. The capital expenditures included $281 million for opening new stores and remodeling and improving existing stores. Remaining capital expenditures were primarily related to spending on technology and infrastructure to support growth.

Net cash used for investing activities in 2010 was $106 million consisting primarily of $274 million of capital expenditures partially offset by $73 million of proceeds from the sale of Express common stock, $49 million of return of capital from Express and $32 million of proceeds from the divestiture of Limited Stores. The capital expenditures included $168 million for opening new stores and remodeling and improving existing stores. Remaining capital expenditures were primarily related to spending on technology and infrastructure to support growth.

Net cash used for investing activities in 2009 was $162 million consisting primarily of $202 million of capital expenditures partially offset by $32 million of proceeds related to the sale of an asset. The capital expenditures included $163 million for opening new stores and remodeling and improving existing stores. Remaining capital expenditures were primarily related to spending on technology and infrastructure to support growth.

We anticipate spending approximately $575 to $625 million for capital expenditures in 2012 with the majority relating to opening new stores and remodeling and improving existing stores. We expect to open approximately 50 new stores in 2012, primarily in Canada and the U.S.

Financing Activities

Net cash used for financing activities in 2011 was $1.237 billion consisting primarily of repurchases of common stock of $1.190 billion and quarterly and special dividends payments aggregating $3.80 per share, or $1.144 billion, partially offset by proceeds from the issuance of long-term debt of $981 million (net of issuance costs) and proceeds from the exercise of stock options of $75 million.

Net cash used for financing activities in 2010 was $1.857 billion consisting primarily of quarterly and special dividends payments aggregating $4.60 per share, or $1.488 billion, cash payments of $442 million to repurchase portions of our 2012 and 2014 Notes, cash payments of $207 million related to the repurchase of 8 million shares of common stock during the year at a weighted-average price of $27.21 under our 2010 share repurchase programs, prepayment of the remaining $200 million of our Term Loan in March 2010 and proceeds from the exercise of stock options of $88 million. These were partially offset by the net proceeds of $390 million from the issuance of $400 million of 2020 Notes.

Net cash used for financing activities in 2009 was $387 million consisting primarily of the prepayment of $550 million of our Term Loan, quarterly dividend payments of $0.15 per share, or $193 million, cash payments of $106 million to repurchase 2012 Notes and $19 million of costs related to the amendment of our Revolving Facility and Term Loan in February 2009. These were partially offset by the net proceeds of $473 million from the issuance of $500 million of 2019 Notes.

Contingent Liabilities and Contractual Obligations

The following table provides our contractual obligations, aggregated by type, including the maturity profile as of January 28, 2012:

	Payments Due by Period					
	Total	Less Than 1 Year	1-3 Years	4-5 Years	More than 5 Years	Other
	(in millions)					
Long-term Debt (a)	$ 6,114	$ 304	$ 700	$ 465	$4,645	$ —
Operating Leases Obligations (b)	3,120	493	897	710	1,020	—
Purchase Obligations (c)	1,193	1,130	53	5	5	—
Other Liabilities (d)	418	109	17	7	—	285
Total	$10,845	$2,036	$1,667	$1,187	$5,670	$285

(a) Long-term debt obligations relate to our principal and interest payments for outstanding notes and debentures. Interest payments have been estimated based on the coupon rate for fixed rate obligations. Interest obligations exclude amounts which have been accrued through January 28, 2012. Subsequent to January 28, 2012, we issued $1 billion of 5.625% notes due in February 2022. For additional information, see Note 12 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

(b) Operating lease obligations primarily represent minimum payments due under store lease agreements. For additional information, see Note 16 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

(c) Purchase obligations primarily include purchase orders for merchandise inventory and other agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transactions.

(d) Other liabilities primarily includes future payments relating to our nonqualified supplemental retirement plan of $214 million which have been reflected under "Other" as the timing of these future payments is not known until an associate leaves the Company or otherwise requests an in-service distribution. In addition, Other Liabilities also includes future estimated payments associated with unrecognized tax benefits. The "Less Than 1 Year" category includes $96 million of these tax items because it is reasonably possible that the payments could change in the next twelve months due to audit settlements or resolution of uncertainties. The remaining portion totaling $71 million is included in the "Other" category as the timing and amount of these payments is not known until the matters are resolved with relevant tax authorities. For additional information, see Notes to the Consolidated Financial Statements in Item 8. Financial Statements and Supplementary Data.

In connection with the disposition of certain businesses, we have remaining guarantees of approximately $78 million related to lease payments of Express, Limited Stores, Abercrombie & Fitch, Dick's Sporting Goods (formerly Galyan's), and New York & Company under the current terms of noncancelable leases expiring at various dates through 2017. These guarantees include minimum rent and additional payments covering taxes, common area costs and certain other expenses and relate to leases that commenced prior to the disposition of the businesses. In certain instances, our guarantee may remain in effect if the term of a lease is extended.

The following table details the guaranteed lease payments during the next five fiscal years and the remaining years thereafter:

Fiscal Year (in millions)	
2012	$24
2013	22
2014	16
2015	9
2016	5
Thereafter	2
Total	$78

Our guarantees related to Express, Limited Stores and New York & Company require fair value accounting in accordance with GAAP in effect at the time of these divestitures. The guaranteed lease payments related to Express, Limited Stores and New York & Company totaled $49 million as of January 28, 2012 and $65 million as of January 29, 2011. The estimated fair value of these guarantee obligations was $4 million as of January 28, 2012 and $6 million as of January 29, 2011, and is included in Other Long-term Liabilities on the Consolidated Balance Sheets. The decrease in the fair value from January 29, 2011 to January 28, 2012 reflects the decrease in the remaining obligation period.

Our guarantees related to Abercrombie & Fitch and Dick's Sporting Goods (formerly Galyan's) are not subject to fair value accounting, but require that a loss be accrued when probable and reasonably estimable based on GAAP in effect at the time of these divestitures. We had no liability recorded with respect to any of the guarantee obligations as we concluded that payments under these guarantees were not probable as of January 28, 2012 and January 29, 2011.

These guarantees are not included within the Contingent Liabilities and Contractual Obligations table.

Off Balance Sheet Arrangements

We have no off balance sheet arrangements as defined by Regulation 229.303 Item 303 (a) (4).

Recently Issued Accounting Pronouncements

Other Comprehensive Income

In June 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") ASU 2011-05, *Presentation of Comprehensive Income*, which amends ASC 220, *Comprehensive Income*. This guidance eliminates the option to present the components of other comprehensive income as a part of the statement of shareholders' equity and requires other comprehensive income to be presented as part of a single continuous statement of comprehensive income or in a statement of other comprehensive income immediately following the statement of income. While the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income. This guidance is required to be adopted in fiscal year 2012 and must be retrospectively applied to all reporting periods presented. The FASB has permitted early adoption. We adopted this guidance in the fourth quarter of 2011. ASU 2011-05 did not have an impact on our consolidated results of operations, financial position or cash flows.

In December 2011, the FASB issued ASU 2011-12, *Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05*, which defers the ASU 2011-05 requirement that companies present reclassification adjustments for each component of accumulated other comprehensive income (AOCI) in both net income and other comprehensive income on the face of the financial statements. Companies are still required to present reclassifications out of AOCI on the face of the financial statements or disclose those amounts in the notes to the financial statements. This ASU also defers the requirement to report reclassification adjustments in interim periods. This guidance is required to be adopted in fiscal year 2012, however, early adoption is permitted. We adopted this guidance in the fourth quarter of 2011. ASU 2011-12 did not have an impact on our consolidated results of operations, financial position or cash flows.

Goodwill

In September 2011, the FASB issued ASU 2011-08, *Testing Goodwill for Impairment*, which gives companies testing goodwill for impairment the option of performing a qualitative assessment before calculating the fair value of a reporting unit in step one of the goodwill impairment test. If companies determine, based on qualitative factors, that the fair value of a reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. Otherwise, further testing would not be needed. This guidance will be effective beginning in fiscal year 2012, however, early adoption is permitted. ASU 2011-08 will not have an impact on our consolidated results of operations, financial position or cash flows. We are currently evaluating the provisions of this ASU.

Impact of Inflation

While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on the results of operations and financial condition have been minor.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to adopt accounting policies related to estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, as well as the related disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management evaluates its accounting policies, estimates and judgments, including those related to inventories, long-lived assets, claims and contingencies, income taxes and revenue recognition. Management bases our estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. Management has discussed the development and selection of our critical accounting policies and estimates with the Audit Committee of our Board of Directors and believes the following assumptions and estimates are most significant to reporting our results of operations and financial position.

Inventories

Inventories are principally valued at the lower of cost or market, on a weighted-average cost basis.

We record valuation adjustments to our inventories if the cost of inventory on hand exceeds the amount we expect to realize from the ultimate sale or disposal of the inventory. These estimates are based on management's judgment regarding future demand and market conditions and analysis of historical experience. If actual demand or market conditions are different than those projected by management, future period merchandise margin rates may be unfavorably or favorably affected by adjustments to these estimates.

We also record inventory loss adjustments for estimated physical inventory losses that have occurred since the date of the last physical inventory. These estimates are based on management's analysis of historical results and operating trends.

Management believes that the assumptions used in these estimates are reasonable and appropriate. A 10% increase or decrease in the inventory valuation adjustment would have impacted net income by approximately $2 million for 2011. A 10% increase or decrease in the estimated physical inventory loss adjustment would have impacted net income by approximately $2 million for 2011.

Valuation of Long-lived Assets

Property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If the estimated undiscounted future cash flows related to the asset are less than the carrying value, we recognize a loss equal to the difference between the carrying value and the estimated fair value, usually determined by the estimated discounted future cash flows of the asset. When a decision has been made to dispose of property and equipment prior to the end of the previously estimated useful life, depreciation estimates are revised to reflect the use of the asset over the shortened estimated useful life.

Goodwill is reviewed for impairment each year in the fourth quarter and may be reviewed more frequently if certain events occur or circumstances change. The impairment review is performed by comparing each reporting unit's carrying value to its estimated fair value, determined through either estimated discounted future cash flows or market-based methodologies. If the carrying value exceeds the estimated fair value, we determine the fair value of all assets and liabilities of the reporting unit, including the implied fair value of goodwill. If the carrying value of goodwill exceeds the implied fair value, we recognize an impairment charge equal to the difference.

Intangible assets with indefinite lives are reviewed for impairment each year in the fourth quarter and may be reviewed more frequently if certain events occur or circumstances change. The impairment review is performed by comparing the carrying value to the estimated fair value, usually determined by the estimated discounted future cash flows of the asset.

We estimate the fair value of property and equipment, goodwill and intangible assets in accordance with the provisions of ASC Topic 820, *Fair Value Measurements and Disclosures.* If future economic conditions are different than those projected by management, future impairment charges may be required.

La Senza Goodwill and Other Intangible Assets

In conjunction with the January 2007 acquisition of La Senza, we recorded $313 million in goodwill and $170 million in trade name and other intangible assets. As of January 28, 2012, the carrying value of goodwill and trade names for La Senza is $12 million and $75 million, respectively. These assets are included in the La Senza reporting unit which is part of the Other segment.

2008

In the latter half of 2008, La Senza was negatively impacted by the global economic downturn and the resulting impact on the Canadian retail environment. As a result, La Senza's operating results deteriorated significantly, particularly when compared to our expectations at the time of acquisition. In the fourth quarter of 2008, we concluded that the goodwill and certain trade name assets related to the La Senza acquisition were impaired and recorded impairment charges of $189 million and $26 million related to the goodwill and trade name assets, respectively.

2009

In the fourth quarter of 2009, we concluded that certain trade names would no longer be utilized within the La Senza business. As a result, we recorded an impairment charge of $3 million. This impairment charge is included in Impairment of Goodwill and Other Intangible Assets on the 2009 Consolidated Statement of Income.

2010

No impairment charges were recorded related to La Senza goodwill and intangible assets.

2011

During 2011, La Senza's operating results failed to meet our expectations, as both comparable store sales and gross profit were below our beginning of year expectations especially in the critical fourth quarter holiday period. In the fourth quarter of 2011, we concluded that the goodwill and certain other intangible assets related to La Senza were impaired and recorded impairment charges of $119 million and $113 million related to the goodwill and other intangible assets, respectively. These impairment charges are included in Impairment of Goodwill and Other Intangible Assets on the 2011 Consolidated Statement of Income.

Impairment Testing—Goodwill

We evaluated La Senza's goodwill by comparing the carrying value of the La Senza reporting unit to the estimated fair value of the reporting unit determined through estimated discounted future cash flows. We corroborated the estimated fair value of the La Senza reporting unit as determined by our discounted cash flow approach by referencing a market-based methodology.

2009 and 2010

Our 2009 and 2010 evaluations indicated that the estimated fair value of the La Senza reporting unit was in excess of the carrying value. As a result, we were not required to calculate the implied value of goodwill and no impairment was recognized.

2011

Based on our 2011 evaluation, the carrying value of the La Senza reporting unit exceeded the estimated fair value. As a result, we measured the goodwill impairment by comparing the carrying value of the reporting unit's goodwill to the implied value of the goodwill based on the estimated fair value of the reporting unit, considering the estimated fair value of all assets and liabilities. As a result of this analysis, we recognized a goodwill impairment charge of $119 million.

Impairment Testing—Other Intangible Assets

We evaluated the La Senza trade name and other intangible assets by comparing the carrying values to the estimated fair values determined using a relief from royalty and other discounted cash flow methodologies.

2009

In the fourth quarter of 2009, we made the decision to exit the La Senza Girl business and recorded an impairment charge of $3 million related to the La Senza Girl trade name and other minor sub-brands. Our 2009 evaluation of the overall La Senza trade name indicated that the estimated fair value was in excess of the carrying value. As a result, no impairment was recognized with regards to this asset.

2010

Based on our 2010 evaluation, the estimated fair value of the La Senza trade name exceeded the carrying value. Reasonable changes in the significant estimates and assumptions used to determine the estimated fair value would not have resulted in a trade name impairment.

2011

Based on our 2011 evaluation, the carrying value of the La Senza trade name exceeded its' estimated fair value. As a result, we recognized an impairment charge of $112 million to reduce the trade name carrying value to estimated fair value. Additionally, we recognized an additional impairment charge of $1 million related to certain lease-related intangible assets.

Significant Estimates and Assumptions

Our determination of the estimated fair value of the La Senza reporting unit and other intangible assets requires significant judgments about economic factors, industry factors, our views regarding the future prospects of the La Senza reporting unit as well as numerous estimates and assumptions that are highly subjective. The estimates and assumptions critical to the overall fair value estimates include: (i) estimated future cash flow generated by La Senza; (ii) discount rates used to derive the present value factors used in determining the fair values; (iii) the terminal value assumption used in the discounted cash flow methodologies; and (iv) the royalty rate assumption used in the relief from royalty valuation methodology. These and other estimates and assumptions are impacted by economic conditions and expectations of management and may change in the future based on period-specific facts and circumstances. If La Senza's future cash flows are different than those projected by management, additional future impairment charges may be required.

Sensitivity Analysis

The following provides sensitivities to our 2011 significant estimates and assumptions as noted above:

- a 10% increase or decrease in estimated future cash flows would result in a $24 million change to the impairment charges.
- a 1% increase or decrease in the discount rate would result in a $7 million change to the impairment charges.
- a 10% increase or decrease in the terminal value assumption would result in an $18 million change to the impairment charges.

Other Impairment

In the fourth quarter of 2010, we concluded that a sub-brand trade name would no longer be utilized within the Victoria's Secret business. We compared the estimated fair value of the trade name using a relief from royalty methodology to the carrying value and concluded that the trade name was fully impaired. As a result, we recognized an impairment charge of $6 million. This impairment charge is included in Impairment of Goodwill and Other Intangible Assets on the 2010 Consolidated Statement of Income.

Claims and Contingencies

We are subject to various claims and contingencies related to lawsuits, insurance, regulatory and other matters arising out of the normal course of business. Our determination of the treatment of claims and contingencies in the Consolidated Financial Statements is based on management's view of the expected outcome of the applicable claim or contingency. We consult with legal counsel on matters related to litigation and seek input from both internal and external experts within and outside our organization with respect to matters in the ordinary course of business. We accrue a liability if the likelihood of an adverse outcome is probable and the amount is reasonably estimable. If the likelihood of an adverse outcome is only reasonably possible (as opposed to probable), or if an estimate is not reasonably determinable, disclosure of a material claim or contingency is disclosed in the Notes to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

Income Taxes

We account for income taxes under the asset and liability method. Under this method, the amount of taxes currently payable or refundable are accrued and deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for realizable operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in our Consolidated Statement of Income in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.

Significant judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In determining our provision for income taxes, we use an annual effective income tax rate based on annual income, permanent differences between book and tax income and statutory income tax rates. We adjust the annual effective income tax rate as additional information on outcomes or events becomes available. Our effective income tax rate is affected by items including changes in tax law, the tax jurisdiction of new stores or business ventures and the level of earnings.

We follow the authoritative guidance included in ASC Topic 740, *Income Taxes*, which contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and which may not accurately forecast actual outcomes. Our policy is to include interest and penalties related to uncertain tax positions in income tax expense.

Our income tax returns, like those of most companies, are periodically audited by domestic and foreign tax authorities. These audits include questions regarding our tax filing positions, including the timing and amount of deductions and the allocation of income among various tax jurisdictions. At any one time, multiple tax years are subject to audit by the various tax authorities. We record an accrual for more likely than not exposures after evaluating the positions associated with our various income tax filings. A number of years may elapse before a particular matter for which we have established an accrual is audited and fully resolved or clarified. We adjust our tax contingencies accrual and income tax provision in the period in which matters are effectively settled with tax authorities at amounts different from our established accrual, when the statute of limitations expires for the relevant taxing authority to examine the tax position or when more information becomes available.

Although we believe that our estimates are reasonable, actual results could differ from these estimates resulting in a final tax outcome that may be materially different from that which is reflected in our Consolidated Financial Statements.

Revenue Recognition

Company-owned Stores and Direct Channels

While our recognition of revenue does not involve significant judgment, revenue recognition represents an important accounting policy for our organization. We recognize revenue upon customer receipt of the merchandise. We also provide a reserve for projected merchandise returns based on prior experience. For direct channel revenues, we estimate shipments that have not been received by the customer based on shipping terms and historical delivery times.

All of our brands sell gift cards with no expiration dates to customers in retail stores, through our direct channels and through third parties. We do not charge administrative fees on unused gift cards. We recognize income from gift cards when they are redeemed by the customer. In addition, we recognize income on unredeemed gift cards when we can determine that the likelihood of the gift card being redeemed is remote and there is no legal obligation to remit the unredeemed gift cards to relevant jurisdictions (gift card breakage). We determine the gift card breakage rate based on historical redemption patterns. Gift card breakage is included in Net Sales in our Consolidated Statements of Income.

Franchise and Other

We also recognize revenues associated with franchise and wholesale arrangements. Revenue recognized under franchise arrangements generally consists of royalties earned upon sale of merchandise by franchisees to third-party customers. Revenue is generally recognized under wholesale arrangements at the time the title passes to the customer.

We recognize revenue associated with merchandise sourcing and production services provided to third parties. Revenue is recognized at the time the title passes to the customer.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Market Risk

The market risk inherent in our financial instruments represents the potential loss in fair value, earnings or cash flows arising from adverse changes in foreign currency exchange rates or interest rates. We use derivative financial instruments like the cross-currency swaps and interest rate swap arrangements to manage exposure to market risks. We do not use derivative financial instruments for trading purposes.

Foreign Exchange Rate Risk

To mitigate the translation risk to our earnings and the fair value of our investment in La Senza associated with fluctuations in the U.S. dollar-Canadian dollar exchange rate, we entered into a series of cross-currency swaps related to Canadian dollar denominated intercompany loans. These cross-currency swaps require the periodic exchange of fixed rate Canadian dollar interest payments for fixed rate U.S. dollar interest payments as well as exchange of Canadian dollar and U.S. dollar principal payments upon maturity. The swap arrangements mature between 2015 and 2018 at the same time as the related loans. As a result of the Canadian dollar denominated intercompany loans and the related cross-currency swaps, we do not believe there is any material translation risk to La Senza's net earnings associated with fluctuations in the U.S. dollar-Canadian dollar exchange rate.

In addition, our Canadian dollar denominated earnings are subject to U.S. dollar-Canadian dollar exchange rate risk as substantially all of our merchandise sold in Canada is sourced through U.S. dollar transactions.

Interest Rate Risk

Our investment portfolio primarily consists of interest-bearing instruments that are classified as cash and cash equivalents based on their original maturities. Our investment portfolio is maintained in accordance with our investment policy, which specifies permitted types of investments, specifies credit quality standards and maturity profiles and limits credit exposure to any single issuer. The primary objective of our investment activities are the preservation of principal, the maintenance of liquidity and the maximization of interest income while minimizing risk. Currently, our investment portfolio is comprised of U.S. and Canadian government obligations, U.S.

Treasury and AAA-rated money market funds, bank time deposits, and highly-rated commercial paper. Given the short-term nature and quality of investments in our portfolio, we do not believe there is any material risk to principal associated with increases or decreases in interest rates.

All of our long-term debt as of January 28, 2012 has fixed interest rates. We will from time to time adjust our exposure to interest rate risk by entering into interest rate swap arrangements. The effect of the interest rate swap arrangements is to convert the respective amount of debt from a fixed interest rate to a variable interest rate. The variable interest rate associated with these swap arrangements fluctuates based on changes in the three-month London Interbank Offered Rate ("LIBOR").

As of January 28, 2012, our designated fair value hedges have a notional amount of $175 million related to a portion of our 2017 Notes.

For the balance of our long-term debt that is not subject to the interest rate swap arrangements, our exposure to interest rate changes is limited to the fair value of the debt issued, which would not have a material impact on our earnings or cash flows.

Fair Value of Financial Instruments

As of January 28, 2012, management believes that the carrying values of cash and cash equivalents, receivables and payables approximate fair value because of the short maturity of these financial instruments.

The following table provides a summary of the carrying value and fair value of long-term debt and swap arrangements as of January 28, 2012 and January 29, 2011:

	January 28, 2012	January 29, 2011
	(in millions)	
Long-term Debt:		
Carrying Value	$3,538	$2,507
Fair Value, Estimated (a) (b)	3,849	2,638
Cross-currency Swap Arrangements (c) (d)	60	57
Fixed-to-Floating Interest Rate Swap Arrangements (c) (e)	(14)	(3)

(a) The estimated fair value of our publicly traded debt is based on quoted market prices. The estimates presented are not necessarily indicative of the amounts that we could realize in a current market exchange.
(b) The increase in the estimated fair value of our long-term debt reflects the March 2011 issuance of $1 billion notes due in April 2021 and increases in the estimated fair value of our remaining long-term debt.
(c) Swap arrangements are in an (asset) liability position.
(d) The change in fair value of the cross-currency swap arrangements from January 29, 2011 to January 28, 2012 is primarily due to the fluctuations in the U.S. dollar-Canadian dollar exchange rate.
(e) The balance at January 29, 2011 represents multiple interest rate swap arrangements entered into during 2010 related to various outstanding notes to effectively convert the fixed interest rate on the related debt to a variable interest rate based on three-month London Interbank Offered Rate plus a fixed interest rate. The balance at January 28, 2012 only includes the interest rate swap arrangements related to our outstanding 2017 Notes as all others had been terminated in 2011.

Concentration of Credit Risk

We maintain cash and cash equivalents with various major financial institutions. Currently, our investment portfolio is comprised of U.S. and Canadian government obligations, U.S. Treasury and AAA-rated money market funds, bank time deposits, and highly-rated commercial paper.

We monitor the relative credit standing of financial institutions and other entities with whom we transact and limit the amount of credit exposure with any one entity. We also monitor the creditworthiness of entities to which we grant credit terms in the normal course of business and counterparties to derivative instruments.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

LIMITED BRANDS, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Our fiscal year ends on the Saturday closest to January 31. Fiscal years are designated in the Consolidated Financial Statements and Notes by the calendar year in which the fiscal year commences. The results for fiscal years 2011, 2010 and 2009 represent the 52 week period ending January 28, 2012, January 29, 2011 and January 30, 2010, respectively.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control system is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of January 28, 2012. In making this assessment, management used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria).

Based on our assessment and the COSO criteria, management believes that the Company maintained effective internal control over financial reporting as of January 28, 2012.

The Company's independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on the Company's internal control over financial reporting. Ernst & Young LLP's report appears on the following page and expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of January 28, 2012.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Shareholders of
Limited Brands, Inc.:

We have audited Limited Brands, Inc. and subsidiaries' internal control over financial reporting as of January 28, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Limited Brands, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Limited Brands, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of January 28, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheets of Limited Brands, Inc. and subsidiaries as of January 28, 2012 and January 29, 2011, and the related Consolidated Statements of Income, Comprehensive Income, Total Equity, and Cash Flows for each of the three years in the period ended January 28, 2012 of Limited Brands, Inc. and subsidiaries, and our report dated March 23, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Columbus, Ohio
March 23, 2012

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements

The Board of Directors and Shareholders of
Limited Brands, Inc.:

We have audited the accompanying Consolidated Balance Sheets of Limited Brands, Inc. and subsidiaries as of January 28, 2012 and January 29, 2011, and the related Consolidated Statements of Income, Comprehensive Income, Total Equity, and Cash Flows for each of the three years in the period ended January 28, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Limited Brands, Inc. and subsidiaries at January 28, 2012 and January 29, 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 28, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Limited Brands, Inc. and subsidiaries' internal control over financial reporting as of January 28, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 23, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Columbus, Ohio
March 23, 2012

LIMITED BRANDS, INC.

CONSOLIDATED STATEMENTS OF INCOME

(in millions except per share amounts)

	2011	2010	2009
Net Sales	$10,364	$ 9,613	$ 8,632
Costs of Goods Sold, Buying and Occupancy	(6,307)	(5,982)	(5,604)
Gross Profit	4,057	3,631	3,028
General, Administrative and Store Operating Expenses	(2,698)	(2,341)	(2,166)
Impairment of Goodwill and Other Intangible Assets	(232)	(6)	(3)
Gain on Divestiture of Third-party Apparel Sourcing Business	111	—	—
Net Gain on Joint Venture	—	—	9
Operating Income	1,238	1,284	868
Interest Expense	(246)	(208)	(237)
Other Income	235	175	19
Income Before Income Taxes	1,227	1,251	650
Provision for Income Taxes	377	446	202
Net Income	$ 850	$ 805	$ 448
Net Income Per Basic Share	$ 2.80	$ 2.49	$ 1.39
Net Income Per Diluted Share	$ 2.70	$ 2.42	$ 1.37

LIMITED BRANDS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions except per share amounts)

	2011	2010	2009
Net Income	$ 850	$ 805	$ 448
Other Comprehensive Income (Loss), Net of Tax			
Reclassification of Cash Flow Hedges to Earnings	3	41	71
Foreign Currency Translation	(1)	(1)	(2)
Unrealized Loss on Cash Flow Hedges	(3)	(24)	(56)
Total Other Comprehensive Income (Loss), Net of Tax	(1)	16	13
Total Comprehensive Income	$ 849	$ 821	$ 461

The accompanying Notes are an integral part of these Consolidated Financial Statements.

LIMITED BRANDS, INC.

CONSOLIDATED BALANCE SHEETS

(in millions except per share amounts)

	January 28, 2012	January 29, 2011
ASSETS		
Current Assets:		
Cash and Cash Equivalents	$ 935	$1,130
Accounts Receivable, Net	218	232
Inventories	997	1,032
Deferred Income Taxes	51	35
Other	167	163
Total Current Assets	2,368	2,592
Property and Equipment, Net	1,644	1,610
Goodwill	1,330	1,451
Trade Names and Other Intangible Assets, Net	495	592
Other Assets	271	206
Total Assets	$6,108	$6,451
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	$ 540	$ 545
Accrued Expenses and Other	770	765
Current Portion of Long-term Debt	57	—
Income Taxes	159	194
Total Current Liabilities	1,526	1,504
Deferred Income Taxes	183	202
Long-term Debt	3,481	2,507
Other Long-term Liabilities	780	761
Shareholders' Equity:		
Preferred Stock—$1.00 par value; 10 shares authorized; none issued	—	—
Common Stock—$0.50 par value; 1,000 shares authorized; 296 and 329 shares issued; 295 and 321 shares outstanding, respectively	148	164
Paid-in Capital	25	164
Accumulated Other Comprehensive Income	—	1
Retained Earnings	24	1,354
Less: Treasury Stock, at Average Cost; 1 and 8 shares, respectively	(60)	(207)
Total Limited Brands, Inc. Shareholders' Equity	137	1,476
Noncontrolling Interest	1	1
Total Equity	138	1,477
Total Liabilities and Equity	$6,108	$6,451

The accompanying Notes are an integral part of these Consolidated Financial Statements.

LIMITED BRANDS, INC.

CONSOLIDATED STATEMENTS OF TOTAL EQUITY

(in millions except per share amounts)

	Common Stock							
	Shares Outstanding	Par Value	Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock, at Average Cost	Noncontrolling Interest	Total Equity
Balance, January 31, 2009	321	$ 262	$ 1,544	$(28)	$ 4,777	$(4,681)	$ 1	$ 1,875
Net Income	—	—	—	—	448	—	—	448
Other Comprehensive Income	—	—	—	13	—	—	—	13
Total Comprehensive Income	—	—	—	13	448	—	—	461
Cash Dividends ($0.60 per share)	—	—	—	—	(193)	—	—	(193)
Treasury Share Retirement	—	(101)	(1,545)	—	(2,995)	4,641	—	—
Exercise of Stock Options and Other	2	—	1	—	—	40	—	41
Balance, January 30, 2010	323	$ 161	$ —	$(15)	$ 2,037	$ —	$ 1	$ 2,184
Net Income	—	—	—	—	805	—	—	805
Other Comprehensive Income	—	—	—	16	—	—	—	16
Total Comprehensive Income	—	—	—	16	805	—	—	821
Cash Dividends ($4.60 per share)	—	—	—	—	(1,488)	—	—	(1,488)
Repurchase of Common Stock	(8)	—	—	—	—	(207)	—	(207)
Exercise of Stock Options and Other	6	3	164	—	—	—	—	167
Balance, January 29, 2011	321	$ 164	$ 164	$ 1	$ 1,354	$ (207)	$ 1	$ 1,477
Net Income	—	—	—	—	850	—	—	850
Other Comprehensive Income (Loss)	—	—	—	(1)	—	—	—	(1)
Total Comprehensive Income (Loss)	—	—	—	(1)	850	—	—	849
Cash Dividends ($3.80 per share)	—	—	—	—	(1,144)	—	—	(1,144)
Repurchase of Common Stock	(32)	—	—	—	—	(1,194)	—	(1,194)
Treasury Share Retirement	—	(19)	(286)	—	(1,036)	1,341	—	—
Exercise of Stock Options and Other	6	3	147	—	—	—	—	150
Balance, January 28, 2012	295	$ 148	$ 25	$ —	$ 24	$ (60)	$ 1	$ 138

The accompanying Notes are an integral part of these Consolidated Financial Statements.

LIMITED BRANDS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	2011	2010	2009
Operating Activities			
Net Income	$ 850	$ 805	$ 448
Adjustments to Reconcile Net Income to Net Cash Provided by (Used for) Operating Activities:			
Depreciation and Amortization of Long-lived Assets	391	394	393
Amortization of Landlord Allowances	(35)	(35)	(36)
Goodwill and Intangible Asset Impairment Charges	232	6	3
Deferred Income Taxes	(37)	(24)	49
Share-based Compensation Expense	51	64	40
Excess Tax Benefits from Share-based Compensation	(48)	(19)	—
Expense related to Contribution of Express Common Stock to The Limited Brands Foundation	163	—	—
Gain on Contribution of Express Common Stock to The Limited Brands Foundation	(147)	—	—
Gain on Divestiture of Third-party Apparel Sourcing Business	(111)	—	—
Gain on Sale of Express Common Stock	(86)	(45)	—
Gain on Distribution from Express	—	(49)	—
Gain on Express Initial Public Offering	—	(52)	—
Gain on Divestiture of Limited Stores	—	(20)	—
(Gain) Loss on Extinguishment of Debt	—	25	(2)
Net Gain on Joint Venture	—	—	(9)
Changes in Assets and Liabilities, Net of Assets and Liabilities related to Divestitures:			
Accounts Receivable	(152)	(11)	22
Inventories	(27)	9	156
Accounts Payable, Accrued Expenses and Other	106	112	17
Income Taxes Payable	13	73	44
Other Assets and Liabilities	103	51	49
Net Cash Provided by Operating Activities	1,266	1,284	1,174
Investing Activities			
Capital Expenditures	(426)	(274)	(202)
Proceeds from Divestiture of Third-party Apparel Sourcing Business	124	—	—
Proceeds from Sale of Express Common Stock	99	73	—
Return of Capital from Express	—	49	—
Proceeds from Divestiture of Limited Stores	—	32	—
Return of Capital from Limited Stores	—	7	—
Proceeds from Sale of Assets	—	—	32
Net Proceeds from Divestiture of Joint Venture	—	—	9
Other Investing Activities	(23)	7	(1)
Net Cash Used for Investing Activities	(226)	(106)	(162)
Financing Activities			
Proceeds from Long-term Debt, Net of Issuance and Discount Costs	981	390	473
Payments of Long-term Debt	—	(645)	(656)
Financing Costs	(7)	(14)	(19)
Repurchase of Common Stock	(1,190)	(207)	—
Dividends Paid	(1,144)	(1,488)	(193)
Excess Tax Benefits from Share-based Compensation	48	19	—
Proceeds from Exercise of Stock Options and Other	75	88	8
Net Cash Used for Financing Activities	(1,237)	(1,857)	(387)
Effects of Exchange Rate Changes on Cash	2	5	6
Net Increase (Decrease) in Cash and Cash Equivalents	(195)	(674)	631
Cash and Cash Equivalents, Beginning of Year	1,130	1,804	1,173
Cash and Cash Equivalents, End of Year	$ 935	$ 1,130	$1,804

The accompanying Notes are an integral part of these Consolidated Financial Statements.

LIMITED BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Limited Brands, Inc. ("the Company") operates in the highly competitive specialty retail business. The Company is a specialty retailer of women's intimate and other apparel, beauty and personal care products and accessories. The Company sells its merchandise through company-owned specialty retail stores in the United States ("U.S.") and Canada, which are primarily mall-based, and through its websites, catalogue and other channels. The Company's international operations outside of Canada are primarily through franchise, license and wholesale partners. The Company currently operates the following retail brands:

- Victoria's Secret
- Victoria's Secret Pink
- Bath & Body Works
- La Senza
- Henri Bendel

Fiscal Year

The Company's fiscal year ends on the Saturday nearest to January 31. As used herein, "2011", "2010" and "2009" refer to the 52-week periods ending January 28, 2012, January 29, 2011 and January 30, 2010, respectively.

Basis of Consolidation

The Consolidated Financial Statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

The Company accounts for investments in unconsolidated entities where it exercises significant influence, but does not have control, using the equity method. Under the equity method of accounting, the Company recognizes its share of the investee net income or loss. Losses are only recognized to the extent the Company has positive carrying value related to the investee. Carrying values are only reduced below zero if the Company has an obligation to provide funding to the investee. The Company's share of net income or loss of unconsolidated entities from which the Company purchases merchandise or merchandise components is included in Costs of Goods Sold, Buying and Occupancy on the Consolidated Statements of Income. The Company's share of net income or loss of all other unconsolidated entities is included in Other Income on the Consolidated Statements of Income. The Company's equity investments are required to be tested for impairment when it is determined there may be an other than temporary loss in value.

Third-party Apparel Sourcing Business

On October 31, 2011, the Company divested 51% of its ownership interest in its third-party apparel sourcing business to affiliates of Sycamore Partners. The Company is accounting for its continuing investment under the equity method of accounting. For additional information, see Note 9, "Equity Investments and Other."

Express

Through May 12, 2010, the Company had a 25% ownership interest in Express and accounted for this investment under the equity method of accounting. On May 13, 2010, Express completed an initial public offering ("IPO").

Additionally, the Company sold a portion of its shares of common stock in Express in conjunction with the IPO. As a result, the Company's ownership interest was diluted from 25% to 18%. The Company eliminated in consolidation 25% of merchandise sourcing sales to Express through May 12, 2010 and eliminated 18% from May 13, 2010 through the end of the second quarter of 2010.

Based on the Company's reduced ownership in Express, the resulting loss of contractual rights and the resignation of the Company's seats on Express' Board of Directors in August 2010, the Company concluded that it was no longer appropriate to account for its investment in Express using the equity method of accounting. Thus, at the beginning of the third quarter of 2010, the Company commenced accounting for its investment in Express using the cost method of accounting. As a result of the accounting change, the Company ceased recording equity income (loss) from Express in Other Income on the Consolidated Statement of Income and the Company also began recognizing 100% of gross merchandise sourcing revenue from Express.

In April 2011, the Company sold a portion of its remaining shares of common stock in Express in an Express secondary offering, which reduced the Company's ownership in Express to 8%. In April 2011, the Company also formally renounced its rights to its Express Board of Directors' seat. As a result, the Company commenced accounting for its investment in Express using the available-for-sale method of accounting in the first quarter of 2011.

In July 2011, the Company contributed all of its remaining shares of common stock in Express to The Limited Brands Foundation. For additional information, see Note 9, "Equity Investments and Other."

Limited Stores

Through June 9, 2010, the Company had a 25% ownership interest in Limited Stores. The Company accounted for this investment under the equity method of accounting and eliminated in consolidation 25% of gross merchandise sourcing revenue to Limited Stores equal to the Company's ownership percentage. On June 10, 2010, the Company divested its remaining 25% ownership percentage in Limited Stores and resigned its seats on Limited Stores' Board of Directors. Beginning June 10, 2010, the Company ceased recording equity income (loss) from Limited Stores and the Company also began recognizing 100% of gross merchandise sourcing revenue to Limited Stores. For additional information, see Note 9, "Equity Investments and Other."

Cash and Cash Equivalents

Cash and Cash Equivalents include cash on hand, demand deposits with financial institutions and highly liquid investments with original maturities of less than 90 days. The Company's outstanding checks, which amounted to $69 million as of January 28, 2012 and $74 million as of January 29, 2011, are included in Accounts Payable on the Consolidated Balance Sheets.

Concentration of Credit Risk

The Company maintains cash and cash equivalents with various major financial institutions. Currently, the Company's investment portfolio is comprised of U.S. and Canadian government obligations, U.S. Treasury and AAA-rated money market funds, bank time deposits and highly-rated commercial paper.

The Company monitors the relative credit standing of financial institutions and other entities with whom the Company transacts and limits the amount of credit exposure with any one entity. The Company also monitors the creditworthiness of entities to which the Company grants credit terms in the normal course of business and counterparties to derivative instruments.

Inventories

Inventories are principally valued at the lower of cost or market, on a weighted-average cost basis.

The Company records valuation adjustments to its inventories if the cost of specific inventory items on hand exceeds the amount it expects to realize from the ultimate sale or disposal of the inventory. These estimates are based on management's judgment regarding future demand and market conditions and analysis of historical experience.

The Company also records inventory loss adjustments for estimated physical inventory losses that have occurred since the date of the last physical inventory. These estimates are based on management's analysis of historical results and operating trends.

Catalogue and Advertising Costs

The Company capitalizes the direct costs of producing and distributing its catalogues and amortizes the costs over the expected future revenue stream, which is generally over a three month period from the date the catalogues are mailed.

The Company's capitalized direct response advertising costs amounted to $17 million and $20 million as of January 28, 2012 and January 29, 2011, respectively, and are included in Other Current Assets on the Consolidated Balance Sheets. All other advertising costs are expensed at the time the promotion first appears in media or in the store. Catalogue and advertising costs amounted to $474 million for 2011, $473 million for 2010 and $459 million for 2009.

Property and Equipment

The Company's property and equipment are recorded at cost and depreciation/amortization is computed on a straight-line basis using the following depreciable life ranges:

Category of Property and Equipment	Depreciable Life Range
Software, including software developed for internal use	3 - 7 years
Store related assets	3 - 10 years
Leasehold improvements	Shorter of lease term or 10 years
Non-store related building and site improvements	10 - 15 years
Other property and equipment	20 years
Buildings	30 years

When a decision has been made to dispose of property and equipment prior to the end of the previously estimated useful life, depreciation estimates are revised to reflect the use of the asset over the shortened estimated useful life. The Company's cost of assets sold or retired and the related accumulated depreciation are removed from the accounts with any resulting gain or loss included in net income. Maintenance and repairs are charged to expense as incurred. Major renewals and betterments that extend useful lives are capitalized.

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If the estimated undiscounted future cash flows related to the asset are less than the carrying value, the Company recognizes a loss equal to the difference between the carrying value and the estimated fair value, usually determined by the estimated discounted future cash flows of the asset.

Goodwill and Intangible Assets

The Company has certain intangible assets resulting from business combinations and acquisitions that are recorded at cost. Intangible assets with finite lives are amortized on a straight-line basis over their respective estimated useful lives ranging from 3 to 20 years.

Intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If the estimated undiscounted future cash flows related to the asset are less than the carrying value, the Company recognizes a loss equal to the difference between the carrying value and the estimated fair value, usually determined by the estimated discounted future cash flows of the asset.

Goodwill represents the excess of the purchase price over the estimated fair value of the net assets acquired. Goodwill is not subject to periodic amortization. Goodwill is reviewed for impairment each year in the fourth quarter and may be reviewed more frequently if certain events occur or circumstances change. The impairment review is performed by comparing each reporting unit's carrying value to its estimated fair value, determined through either estimated discounted future cash flows or market-based methodologies. If the carrying value exceeds the estimated fair value, the Company determines the fair value of all assets and liabilities of the reporting unit, including the implied fair value of goodwill. If the carrying value of goodwill exceeds the implied fair value, the Company recognizes an impairment charge equal to the difference.

Intangible assets with indefinite lives are reviewed for impairment each year in the fourth quarter and may be reviewed more frequently if certain events occur or circumstances change. The impairment review is performed by comparing the carrying value to the estimated fair value, usually determined by the estimated discounted future cash flows of the asset.

If future economic conditions are different than those projected by management, future impairment charges may be required.

Leases and Leasehold Improvements

The Company has leases that contain predetermined fixed escalations of minimum rentals and/or rent abatements subsequent to taking possession of the leased property. The Company recognizes the related rent expense on a straight-line basis commencing upon the store possession date. The Company records the difference between the recognized rental expense and amounts payable under the leases as deferred lease credits. The Company's liability for predetermined fixed escalations of minimum rentals and/or rent abatements amounted to $113 million as of January 28, 2012 and $105 million as of January 29, 2011. These liabilities are included in Other Long-term Liabilities on the Consolidated Balance Sheets.

The Company receives construction allowances from landlords related to its retail stores. These allowances are generally comprised of cash amounts received by the Company from its landlords as part of the negotiated lease terms. The Company records a receivable and a landlord allowance at the lease commencement date (date of initial possession of the store). The landlord allowance is amortized on a straight-line basis as a reduction of rent expense over the term of the lease (including the pre-opening build-out period) and the receivable is reduced as amounts are received from the landlord. The Company's unamortized portion of landlord allowances, which amounted to $181 million as of January 28, 2012 and $193 million as of January 29, 2011, is included in Other Long-term Liabilities on the Consolidated Balance Sheets.

The Company also has leasehold improvements which are amortized over the shorter of their estimated useful lives or the period from the date the assets are placed in service to the end of the initial lease term. Leasehold improvements made after the inception of the initial lease term are depreciated over the shorter of their estimated useful lives or the remaining lease term, including renewal periods, if reasonably assured.

Foreign Currency Translation

The functional currency of the Company's foreign operations is generally the applicable local currency. Assets and liabilities are translated into U.S. dollars using the current exchange rates in effect as of the balance sheet date, while revenues and expenses are translated at the average exchange rates for the period. The Company's resulting translation adjustments are recorded as a component of Comprehensive Income in the Consolidated Statements of Comprehensive Income and the Consolidated Statements of Total Equity.

Derivative Financial Instruments

The Company uses derivative instruments designated as cash flow hedges or fair value hedges and non-designated derivative instruments to manage exposure to foreign currency exchange rates and interest rates. The Company does not use derivative financial instruments for trading purposes. All derivative financial instruments are recorded on the Consolidated Balance Sheets at fair value.

For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

For derivative instruments that are designated and qualify as fair value hedges, the changes in the fair value of the derivative instrument have an equal and offsetting impact to the carrying value of the liability on the balance sheet.

For derivative instruments that are not designated as hedging instruments, the gain or loss on the derivative instrument is recognized in current earnings.

Fair Value

The authoritative guidance included in Accounting Standards Codification ("ASC") Topic 820, *Fair Value Measurements and Disclosure,* defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. This authoritative guidance further establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

- Level 1—Quoted market prices in active markets for identical assets or liabilities.
- Level 2—Observable inputs other than quoted market prices included in Level 1, such as quoted prices of similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company estimates the fair value of financial instruments, property and equipment and goodwill and intangible assets in accordance with the provisions of ASC Topic 820.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, the amount of taxes currently payable or refundable are accrued and deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for realizable operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in the Company's Consolidated Statement of Income in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.

In determining the Company's provision for income taxes, it uses an annual effective income tax rate based on annual income, permanent differences between book and tax income and statutory income tax rates. The Company adjusts the annual effective income tax rate as additional information on outcomes or events becomes available. The Company's effective income tax rate is affected by items including changes in tax law, the tax jurisdiction of new stores or business ventures and the level of earnings.

The Company follows a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately forecast actual outcomes.

The Company's income tax returns, like those of most companies, are periodically audited by domestic and foreign tax authorities. These audits include questions regarding the Company's tax filing positions, including the timing and amount of deductions and the allocation of income among various tax jurisdictions. At any one time, multiple tax years are subject to audit by the various tax authorities. The Company records an accrual for more likely than not exposures after evaluating the positions associated with its various income tax filings. A number of years may elapse before a particular matter for which the Company has established an accrual is audited and fully resolved or clarified. The Company adjusts its tax contingencies accrual and income tax provision in the period in which matters are effectively settled with tax authorities at amounts different from its established accrual, when the statute of limitations expires for the relevant taxing authority to examine the tax position or when more information becomes available. The Company includes its tax contingencies accrual, including accrued penalties and interest, in Other Long-term Liabilities on the Consolidated Balance Sheets unless the liability is expected to be paid within one year. Changes to the tax contingencies accrual, including accrued penalties and interest, are included in Provision for Income Taxes on the Consolidated Statements of Income.

Self Insurance

The Company is self-insured for medical, workers' compensation, property, general liability and automobile liability up to certain stop-loss limits. Such costs are accrued based on known claims and an estimate of incurred but not reported ("IBNR") claims. IBNR claims are estimated using historical claim information and actuarial estimates.

Noncontrolling Interest

Noncontrolling interest represents the portion of equity interests of consolidated affiliates not owned by the Company.

Share-based Compensation

The Company recognizes all share-based payments to employees and directors as compensation cost over the service period based on their estimated fair value on the date of grant.

Compensation cost is recognized over the service period for the fair value of awards that actually vest. Compensation expense for awards without a performance condition is recognized, net of estimated forfeitures, using a single award approach (each award is valued as one grant, irrespective of the number of vesting tranches). Compensation expense for awards with a performance condition is recognized, net of estimated forfeitures, using a multiple award approach (each vesting tranche is valued as one grant).

During 2009, the Company followed a policy of issuing treasury shares to satisfy stock-based awards. Beginning in 2010, the Company adopted a policy of issuing new shares to satisfy stock-based awards.

Revenue Recognition

The Company recognizes sales upon customer receipt of the merchandise, which for direct response revenues reflects an estimate of shipments that have not yet been received by the customer based on shipping terms and estimated delivery times. The Company's shipping and handling revenues are included in Net Sales with the related costs included in Costs of Goods Sold, Buying and Occupancy on the Consolidated Statements of Income. The Company also provides a reserve for projected merchandise returns based on prior experience. Net Sales exclude sales tax collected from customers.

The Company's brands sell gift cards with no expiration dates to customers. The Company does not charge administrative fees on unused gift cards. The Company recognizes income from gift cards when they are redeemed by the customer. In addition, the Company recognizes income on unredeemed gift cards when it can determine that the likelihood of the gift card being redeemed is remote and that there is no legal obligation to remit the unredeemed gift cards to relevant jurisdictions (gift card breakage). The Company determines the gift card breakage rate based on historical redemption patterns. Gift card breakage is included in Net Sales in the Consolidated Statements of Income.

The Company also recognizes revenues associated with franchise and wholesale arrangements. Revenue recognized under franchise arrangements generally consists of royalties earned upon sale of merchandise by franchisees to third-party customers. Revenue is generally recognized under wholesale arrangements at the time the title passes to the customer.

The Company recognizes revenue associated with merchandise sourcing and production services provided to third parties. Revenue is recognized at the time the title passes to the customer.

Costs of Goods Sold, Buying and Occupancy

The Company's costs of goods sold include merchandise costs, net of discounts and allowances, freight and inventory shrinkage. The Company's buying and occupancy expenses primarily include payroll, benefit costs and operating expenses for its buying departments and distribution network, rent, common area maintenance, real estate taxes, utilities, maintenance, fulfillment expenses, catalogue amortization and depreciation for the Company's stores, warehouse facilities and equipment.

General, Administrative and Store Operating Expenses

The Company's general, administrative and store operating expenses primarily include payroll and benefit costs for its store-selling and administrative departments (including corporate functions), marketing, advertising and other operating expenses not specifically categorized elsewhere in the Consolidated Statements of Income.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, as well as the related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from those estimates and the Company revises its estimates and assumptions as new information becomes available.

2. New Accounting Pronouncements

Other Comprehensive Income

In June 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") ASU 2011-05, *Presentation of Comprehensive Income*, which amends ASC 220, *Comprehensive Income*. This guidance eliminates the option to present the components of other comprehensive income as a part of the statement of shareholders' equity and requires other comprehensive income to be presented as part of a single continuous statement of comprehensive income or in a statement of other comprehensive income immediately following the statement of income. While the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income. This guidance is required to be adopted in fiscal year 2012 and must be retrospectively applied to all reporting periods presented. The FASB has permitted early adoption. The Company adopted this guidance in the fourth quarter of 2011. ASU 2011-05 did not have an impact on the Company's consolidated results of operations, financial position or cash flows.

In December 2011, the FASB issued ASU 2011-12, *Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05*, which defers the ASU 2011-05 requirement that companies present reclassification adjustments for each component of accumulated other comprehensive income (AOCI) in both net income and other comprehensive income on the face of the financial statements. Companies are still required to present reclassifications out of AOCI on the face of the financial statements or disclose those amounts in the notes to the financial statements. This ASU also defers the requirement to report reclassification adjustments in interim periods. This guidance is required to be adopted in fiscal year 2012, however, early adoption is permitted. The Company adopted this guidance in the fourth quarter of 2011. ASU 2011-12 did not have an impact on the Company's consolidated results of operations, financial position or cash flows.

Goodwill

In September 2011, the FASB issued ASU 2011-08, *Testing Goodwill for Impairment*, which gives companies testing goodwill for impairment the option of performing a qualitative assessment before calculating the fair value of a reporting unit in step one of the goodwill impairment test. If companies determine, based on qualitative factors, that the fair value of a reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. Otherwise, further testing would not be needed. This guidance will be effective beginning in fiscal year 2012, however, early adoption is permitted. ASU 2011-08 will not have an impact on the Company's consolidated results of operations, financial position or cash flows. The Company is currently evaluating the provisions of this ASU.

3. Earnings Per Share

Earnings per basic share are computed based on the weighted-average number of outstanding common shares. Earnings per diluted share include the weighted-average effect of dilutive options and restricted stock on the weighted-average shares outstanding.

The following table provides shares utilized for the calculation of basic and diluted earnings per share for 2011, 2010 and 2009:

	2011	2010	2009
	(in millions)		
Weighted-average Common Shares:			
Issued Shares (a) (b)	323	326	524
Treasury Shares (a) (b)	(19)	(3)	(202)
Basic Shares	304	323	322
Effect of Dilutive Options and Restricted Stock	10	10	5
Diluted Shares	314	333	327
Anti-dilutive Options and Awards (c)	1	2	12

(a) In December 2011, the Company retired 39 million shares of its Treasury Stock.
(b) In January 2010, the Company retired 201 million shares of its Treasury Stock.
(c) These options and awards were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive.

4. Divestitures

Third-party Apparel Sourcing Business

On October 31, 2011, the Company divested 51% of its ownership interest in its third-party apparel sourcing business to affiliates of Sycamore Partners for pre-tax cash proceeds of $124 million. The Company recorded a pre-tax gain on the divestiture of $111 million in the fourth quarter of 2011. For additional information, see Note 9, "Equity Investments and Other."

Express

During the period between May 2010 through July 2011, the Company completed the divestiture of its remaining 25% ownership in Express through the following transactions:

- In May 2010, Express completed an IPO and the Company sold 1.3 million shares of its common stock in Express for $20 million, reducing its ownership interest to 18%. As a result of these events, the Company recognized a pre-tax gain of $52 million.
- In December 2010, the Company sold 3.6 million shares of its common stock in Express for $52 million, reducing its ownership interest to 14%. As a result, the Company recognized a pre-tax gain of $45 million.
- In April 2011, the Company sold 5.5 million shares of its common stock in Express for $99 million, reducing its ownership interest to 8%. As a result, the Company recognized a pre-tax gain of $86 million.
- In July 2011, the Company contributed its remaining 7.2 million shares of common stock to The Limited Brands Foundation, reducing its ownership interest to 0%. At the time of the charitable contribution, the stock was worth $163 million. As a result of the contribution, the Company recognized a non-taxable gain of $147 million.

For additional information, see Note 9, "Equity Investments and Other."

Limited Stores

In June 2010, the Company completed the divestiture of its remaining 25% ownership interest in Limited Stores and resigned its seats on Limited Stores' Board of Directors. The Company received pre-tax net cash proceeds of $32 million from the divestiture which are included in Proceeds from Divestiture of Limited Stores within the Investing Activities section on the 2010 Consolidated Statement of Cash Flows. The Company recorded a pre-tax gain on the divestiture of $20 million. The pre-tax gain is included in Other Income on the 2010 Consolidated Statement of Income. For additional information, see Note 9, "Equity Investments and Other."

5. Restructuring Activities

During the fourth quarter of 2011, the Company initiated a restructuring program designed to resize a portion of La Senza's store fleet and relocate its home office from Montreal, Canada to Columbus, Ohio. The Company recognized a pre-tax charge consisting of contract termination costs, severance and other costs of $24 million in the fourth quarter of 2011. The Company anticipates that the majority of costs incurred related to this restructuring program will be paid out in 2012. The restructuring charges of $17 million and $7 million are included in Cost of Goods Sold, Buying and Occupancy and General, Administrative and Store Operating Expenses, respectively, on the 2011 Consolidated Statement of Income.

6. Inventories

The following table provides inventories as of January 28, 2012 and January 29, 2011:

	January 28, 2012	January 29, 2011
	(in millions)	
Finished Goods Merchandise	$926	$ 956
Raw Materials and Merchandise Components	71	76
Total Inventories	$997	$1,032

7. Property and Equipment, Net

The following table provides property and equipment, net as of January 28, 2012 and January 29, 2011:

	January 28, 2012	January 29, 2011
	(in millions)	
Land	$ 61	$ 61
Buildings and Improvements	403	395
Furniture, Fixtures, Software and Equipment	2,528	2,466
Leaseholds Improvements	1,236	1,196
Construction in Progress	159	65
Total	4,387	4,183
Accumulated Depreciation and Amortization	(2,743)	(2,573)
Property and Equipment, Net	$ 1,644	$ 1,610

Depreciation expense was $387 million in 2011, 2010 and 2009.

8. Goodwill, Trade Names and Other Intangible Assets, Net

Goodwill

The following table provides the rollforward of goodwill for the fiscal years ended January 28, 2012 and January 29, 2011:

	Victoria's Secret	Bath & Body Works	Other	Total
		(in millions)		
Balance as of January 30, 2010	$690	$628	$ 124(a)	$1,442
Foreign Currency Translation	—	—	9	9
Balance as of January 29, 2011	690	628	133	1,451
Impairment	—	—	(119)	(119)
Foreign Currency Translation	—	—	(2)	(2)
Balance as of January 28, 2012	$690	$628	$ 12	$1,330

(a) Balance is presented net of a $189 million La Senza impairment recognized in the fourth quarter of 2008.

Intangible Assets—Indefinite Lives

Intangible assets with indefinite lives represent the Victoria's Secret, Bath & Body Works and La Senza trade names. These assets totaled $486 million as of January 28, 2012 and $576 million as of January 29, 2011 and are included in Trade Names and Other Intangible Assets, Net on the Consolidated Balance Sheets.

Intangible Assets—Finite Lives

Intangible assets with finite lives represent certain trademarks and customer relationships. These assets totaled $9 million and $16 million as of January 28, 2012 and January 29, 2011, respectively, and are included in Trade Names and Other Intangible Assets, Net on the Consolidated Balance Sheets. Amortization expense was $4 million for 2011, $7 million for 2010 and $6 million for 2009. Estimated future annual amortization expense will be approximately $3 million in 2012, $2 million in 2013, $2 million in 2014, and $2 million in 2015.

Impairment Charges

La Senza

In conjunction with the January 2007 acquisition of La Senza, the Company recorded $313 million in goodwill, $170 million in intangible assets with indefinite lives and $26 million in intangible assets with finite lives. These assets are included in the La Senza reporting unit which is included in the Other segment.

2008

In the fourth quarter of 2008, the Company completed its annual impairment testing. During the latter half of 2008, La Senza's operating results were negatively impacted by the global economic downturn and the resulting impact on the Canadian retail environment. As part of the annual impairment evaluation, the Company assessed the recoverability of goodwill using a discounted cash flow methodology. The Company concluded that the carrying value of the La Senza goodwill exceeded the implied fair value based on the estimated fair value of the La Senza reporting unit. Accordingly, the Company recorded a goodwill impairment charge of $189 million. Prior to completing the goodwill impairment evaluation, the Company performed its annual impairment analysis for indefinite-lived trade names. Based on its evaluation using a relief from royalty and other discounted cash flow methodologies, the Company concluded that certain La Senza trade name assets were impaired. Accordingly, the Company recorded an impairment charge of $25 million to reduce the carrying value of these assets to their estimated fair values. The Company also recognized a $1 million impairment charge related to a finite lived trade name asset.

2009

In the fourth quarter of 2009, the Company made the decision to exit the La Senza Girl business and recorded an impairment charge of $3 million to write-off the La Senza Girl trade name and other minor trade names. This impairment charge is included in Impairment of Goodwill and Other Intangible Assets on the 2009 Consolidated Statement of Income.

2011

In the fourth quarter of 2011, the Company completed its annual impairment testing. During 2011, La Senza's operating results failed to meet the Company's expectations, as both comparable store sales and gross profit were below our beginning of year expectations especially in the critical fourth quarter holiday period. As part of the annual impairment evaluation, the Company assessed the recoverability of goodwill using a discounted cash flow methodology. The Company concluded that the carrying value of the La Senza goodwill exceeded the implied fair value based on the estimated fair value of the La Senza reporting unit. Accordingly, the Company recorded a goodwill impairment charge of $119 million. The goodwill impairment charge is included in Impairment of Goodwill and Other Intangible Assets on the 2011 Consolidated Statement of Income.

Prior to completing the goodwill impairment evaluation, the Company performed its annual impairment analysis for its indefinite-lived trade name. Based on its evaluation using relief from royalty and other discounted cash flow methodologies, the Company concluded that the La Senza trade name asset was impaired. Accordingly, the Company recorded an impairment charge of $112 million to reduce the carrying value of the trade name asset to its estimated fair value. The Company also recognized a $1 million impairment charge related to a lease-related intangible asset. These impairment charges are included in Impairment of Goodwill and Other Intangible Assets on the 2011 Consolidated Statement of Income.

Other

In the fourth quarter of 2010, the Company concluded that a sub-brand trade name would no longer be utilized within the Victoria's Secret business. The Company compared the estimated fair value of the trade name using a relief from royalty methodology to the carrying value and concluded that the trade name was fully impaired. As a result, the Company recognized an impairment charge of $6 million. This impairment charge is included in Impairment of Goodwill and Other Intangible Assets on the 2010 Consolidated Statement of Income.

9. Equity Investments and Other

Third-party Apparel Sourcing Business

On October 31, 2011, the Company divested 51% of its ownership interest in its third-party apparel sourcing business to affiliates of Sycamore Partners for pre-tax cash proceeds of $124 million. The Company's remaining 49% ownership interest is accounted for under the equity method of accounting. The proceeds are included in Proceeds from Divestiture of Third-party Apparel Sourcing Business within the Investing Activities section on the 2011 Consolidated Statement of Cash Flows. The Company recorded a pre-tax gain on the divestiture of $111 million in the fourth quarter of 2011 which is included in Gain on Divestiture of Third-party Apparel Sourcing Business on the 2011 Consolidated Statement of Income.

In conjunction with the transaction, the Company entered into transition services agreements whereby the Company is providing support in various operational areas including logistics, technology and financial services. The terms of these transition services arrangements vary and range from two months to three years.

The Company is accounting for its remaining interest in the third-party apparel sourcing business using the equity method. The Company's carrying value for this investment was $72 million as of January 28, 2012.

Express

In July 2007, the Company completed the divestiture of 75% of its ownership interest in Express. In conjunction with the transaction, the Company and Express entered into transition services agreements whereby the Company provided support to Express in various operational areas including logistics, technology and merchandise sourcing. The terms of these transition services arrangements varied and ranged from three months to three years.

In October 2009, the Company entered into new agreements with Express whereby the Company will continue to provide logistics services and lease office space. The Company's third-party apparel sourcing business, which the Company divested in the fourth quarter of 2011, also continues to provide merchandise sourcing services to Express.

The Company recognized merchandise sourcing revenue from Express of $325 million in 2011, $384 million in 2010 and $344 million in 2009. These amounts are net of the elimination of merchandise sourcing revenue equal to the Company's ownership percentage through the second quarter of 2010. The Company's accounts receivable from Express for merchandise sourcing and other services totaled $74 million as of January 29, 2011.

In March 2010, Express completed a cash distribution to its owners and the Company received $57 million. The Company's portion representing a return on capital was $8 million and is included in Other Assets and Liabilities within the Operating Activities section of the 2010 Consolidated Statement of Cash Flows. The remaining portion representing a return of capital is $49 million and is included in Return of Capital from Express within the Investing Activities section of the 2010 Consolidated Statement of Cash Flows. The proceeds received from the cash distribution were in excess of the Company's carrying value of the investment in Express. As a result, the carrying value was reduced to zero as of the date of the cash distribution and a pre-tax gain of $49 million was recorded. The pre-tax gain is included in Other Income on the 2010 Consolidated Statement of Income.

On May 13, 2010, Express completed an IPO and the Company sold 1.3 million shares of its common stock in Express for $20 million. As a result, the Company's ownership interest was diluted from 25% to 18% and the carrying value of the Company's remaining investment was increased to reflect the proportional impact of the IPO. As a result of these events, the Company recognized a pre-tax gain of $52 million, which is included in Other Income on the 2010 Consolidated Statement of Income.

Based on the Company's reduced ownership in Express, the resulting loss of contractual rights and the resignation of the Company's seats on Express' Board of Directors in August 2010, the Company concluded that it was no longer appropriate to account for its investment in Express using the equity method of accounting. At the beginning of the third quarter of 2010, the Company commenced accounting for its investment in Express using the cost method of accounting. As a result of the accounting change, the Company ceased recording equity income (loss) from Express in Other Income on the Consolidated Statement of Income and the Company also began recognizing 100% of merchandise sourcing sales to Express.

On December 15, 2010, Express completed a secondary offering and the Company sold an additional 3.6 million shares of its common stock in Express for $52 million. As a result, the Company's ownership interest was diluted from 18% to 14% and the Company recognized a pre-tax gain of $45 million, which is included in Other Income on the 2010 Consolidated Statement of Income. Express also completed a cash dividend to its owners in December 2010 and the Company received $7 million. As a result of the dividend, the Company recognized a pre-tax gain of $7 million, which is also included in Other Income on the 2010 Consolidated Statement of Income.

On April 12, 2011, the Company sold 5.5 million shares of its common stock in Express for $99 million. As a result, the Company's ownership interest was reduced from 14% to 8% and the Company recognized a pre-tax gain of $86 million, which is included in Other Income on the 2011 Consolidated Statement of Income. On April 21, 2011, the Company formally renounced its rights to its Express Board of Directors' seat. As a result, the Company commenced accounting for its investment in Express using the available-for-sale method of accounting in the first quarter of 2011.

In July 2011, the Company contributed all of its remaining 7.2 million shares of Express, valued at $163 million, to The Limited Brands Foundation. As a result, the Company recognized contribution expense in 2011 of $163 million which is included in General, Administrative and Store Operating Expenses on the 2011 Consolidated Statement of Income. The Company also recognized a non-taxable gain of $147 million representing the difference between the market value of the Express shares on the date of the contribution and the Company's net carrying value. The gain is included in Other Income on the 2011 Consolidated Statement of Income.

The Company's investment carrying value under the cost method of accounting was $29 million as of January 29, 2011 and is included in Other Assets on the 2010 Consolidated Balance Sheet.

Limited Stores

In August 2007, the Company completed the divestiture of 75% of its ownership interest in Limited Stores. In conjunction with the transaction, the Company and Limited Stores entered into transition services agreements whereby the Company provided support to Limited Stores in various operational areas including logistics, technology and merchandise sourcing. The terms of these transition services arrangements varied and ranged from three months to three years.

In June 2010, the Company entered into a new agreement with Limited Stores whereby the Company will continue to provide logistics services. The Company's third-party apparel sourcing business, which the Company divested in the fourth quarter of 2011, continues to provide merchandise sourcing services to Limited Stores.

The Company recognized merchandise sourcing revenue from Limited Stores of $83 million in 2011, $62 million in 2010 and $58 million in 2009. The amounts are net of the elimination of merchandise sourcing revenue equal to the Company's ownership percentage. The Company's accounts receivable from Limited Stores for merchandise sourcing and other services totaled $9 million as of January 29, 2011.

In February 2010, Limited Stores completed a cash distribution to its owners and the Company received $7 million. The proceeds received from the cash dividend reduced the Company's carrying value of the investment in Limited Stores. The distribution represented a return of capital and is included in Return of Capital from Limited Stores within the Investing Activities section on the 2010 Consolidated Statement of Cash Flows.

In June 2010, the Company completed the divestiture of its remaining 25% ownership interest in Limited Stores and resigned its seats on Limited Stores' Board of Directors. The Company received pre-tax net cash proceeds of $32 million from the divestiture which are included in Proceeds from Divestiture of Limited Stores within the Investing Activities section on the 2010 Consolidated Statement of Cash Flows. The Company recorded a pre-tax gain on the divestiture of $20 million. The pre-tax gain is included in Other Income on the 2010 Consolidated Statement of Income. The Company ceased recording equity income (loss) from Limited Stores in Other Income on the Consolidated Statement of Income, and the Company began recognizing 100% of merchandise sourcing sales to Limited Stores following the divestiture.

Easton Investment

The Company has land and other investments in Easton, a 1,300 acre planned community in Columbus, Ohio that integrates office, hotel, retail, residential and recreational space. These investments, at cost, totaled $70 million as of January 28, 2012 and $69 million as of January 29, 2011 and are recorded in Other Assets on the Consolidated Balance Sheets.

Included in the Company's Easton investments is an equity interest in Easton Town Center, LLC ("ETC"), an entity that owns and has developed a commercial entertainment and shopping center. The Company's investment in ETC is accounted for using the equity method of accounting. The Company has a majority financial interest in ETC, but another unaffiliated member manages ETC. Certain significant decisions regarding ETC require the consent of unaffiliated members in addition to the Company.

Other

In April 2008, the Company recorded a pre-tax impairment charge of $19 million related to an unconsolidated joint venture accounted for under the equity method of accounting. The charge consisted of writing down the investment balance, reserving certain accounts and notes receivable and accruing a contractual liability. In July 2009, the Company recognized a pre-tax gain of $9 million associated with the reversal of the accrued contractual liability as a result of the divestiture of the joint venture. The pre-tax gain is included in Net Gain on Joint Venture on the 2009 Consolidated Statement of Income.

10. Accrued Expenses and Other

The following table provides additional information about the composition of accrued expenses and other as of January 28, 2012 and January 29, 2011:

	January 28, 2012	January 29, 2011
	(in millions)	
Compensation, Payroll Taxes and Benefits	$171	$194
Deferred Revenue, Principally from Gift Card Sales	196	191
Taxes, Other Than Income	67	68
Insurance	36	34
Returns Reserve	30	30
Interest	50	29
Rent	21	22
Other	199	197
Total Accrued Expenses and Other	$770	$765

11. Income Taxes

The following table provides the components of the Company's provision for income taxes for 2011, 2010 and 2009:

	2011	2010	2009
	(in millions)		
Current:			
U.S. Federal	$357	$406	$138
U.S. State	46	54	1
Non-U.S.	11	10	14
Total	414	470	153
Deferred:			
U.S. Federal	6	(20)	47
U.S. State	1	(3)	8
Non-U.S.	(44)	(1)	(6)
Total	(37)	(24)	49
Provision for Income Taxes	$377	$446	$202

The foreign component of pre-tax income, arising principally from overseas operations, was a loss of $37 million for 2011, and income of $42 million and $84 million for 2010 and 2009, respectively. The 2011 loss included the impact of the $232 million impairment of goodwill and other intangible assets at La Senza as well as the foreign portion of the gain on the divestiture of the third-party apparel sourcing business of $105 million.

The Non-U.S. deferred benefit of $44 million is primarily the result of the reversal of a deferred tax liability associated with the La Senza trade name established upon the acquisition of La Senza.

The following table provides the reconciliation between the statutory federal income tax rate and the effective tax rate for 2011, 2010 and 2009:

	2011	2010	2009
Federal Income Tax Rate	35.0%	35.0%	35.0%
State Income Taxes, Net of Federal Income Tax Effect	4.0%	3.5%	3.7%
Express Charitable Contribution	(5.0)%	—%	—%
Deductible Loss on Divestiture of Limited Stores	—%	(2.4)%	—%
Non-deductible Impairment of Goodwill and Other Intangible Assets	4.3%	—%	0.3%
Foreign Portion of the Divestiture of Third-party Apparel Sourcing Business	(3.0)%	—%	—%
Impact of Non-U.S. Operations	(2.2)%	0.5%	(5.0)%
Other Items, Net	(2.4)%	(1.0)%	(2.9)%
Effective Tax Rate	30.7%	35.6%	31.1%

The Company's effective tax rate has historically reflected a provision related to the undistributed earnings of foreign affiliates, but the related taxes are not paid until the earnings are deemed repatriated to the United States. The Company has historically recorded a deferred tax liability for those undistributed earnings. Currently, no deferred tax liability is recorded on foreign affiliated earnings as the tax basis is greater than the carrying value.

In the fourth quarter of 2009, the Company executed a re-organization of certain of its foreign subsidiaries which resulted in the recognition of a non-cash income tax benefit of $21 million associated with the reversal of deferred tax liabilities associated with undistributed earnings of a foreign subsidiary.

Deferred Taxes

The following table provides the effect of temporary differences that cause deferred income taxes as of January 28, 2012 and January 29, 2011. Deferred tax assets and liabilities represent the future effects on income taxes resulting from temporary differences and carryforwards at the end of the respective year.

	January 28, 2012			January 29, 2011		
	Assets	Liabilities	Total	Assets	Liabilities	Total
			(in millions)			
Leases	$ 45	$ —	$ 45	$ 39	$ —	$ 39
Non-qualified Retirement Plan	82	—	82	73	—	73
Inventory	—	—	—	7	—	7
Property and Equipment	—	(190)	(190)	—	(154)	(154)
Goodwill	—	(15)	(15)	—	(15)	(15)
Trade Names and Other Intangibles	—	(139)	(139)	—	(183)	(183)
Charitable Contribution Carryforwards	23	—	23	—	—	—
State Net Operating Loss Carryforwards	26	—	26	31	—	31
Non-U.S. Operating Loss Carryforwards	40	—	40	38	—	38
Valuation Allowance	(59)	—	(59)	(50)	—	(50)
Other, Net	55	—	55	45	—	45
Total Deferred Income Taxes	$212	$(344)	$(132)	$183	$(352)	$(169)

As of January 28, 2012, the Company had available for state income tax purposes net operating loss carryforwards which expire, if unused, in the years 2012 through 2028. The Company has analyzed the realization of the state net operating loss carryforwards on an individual state basis. For those states where the Company has determined that it is more likely than not that the state net operating loss carryforwards will not be realized, a valuation allowance has been provided for the deferred tax asset.

As of January 28, 2012, the Company had available for non-U.S. tax purposes net operating loss carryforwards which expire, if unused, in the years 2027 through 2031. The Company has determined that it is more likely than not that all of the net operating loss carryforwards will not be realized and a valuation allowance has been provided for the net deferred tax assets, including the net operating loss carryforwards, of the related tax loss entity.

Income tax payments were $400 million for 2011, $376 million for 2010 and $118 million for 2009.

Uncertain Tax Positions

The following table summarizes the activity related to the Company's unrecognized tax benefits for U.S. federal, state & non-U.S. tax jurisdictions for 2011, 2010 and 2009, without interest and penalties:

	2011	2010	2009
		(in millions)	
Gross Unrecognized Tax Benefits, as of the Beginning of the Fiscal Year	$147	$115	$116
Increases in Unrecognized Tax Benefits for Prior Years	4	17	18
Decreases in Unrecognized Tax Benefits for Prior Years	(33)	(17)	(31)
Increases in Unrecognized Tax Benefits as a Result of Current Year Activity	45	40	26
Decreases to Unrecognized Tax Benefits Relating to Settlements with Taxing Authorities	(9)	(2)	(9)
Decreases to Unrecognized Tax Benefits as a Result of a Lapse of the Applicable Statute of Limitations	(8)	(6)	(6)
Foreign Currency Translation	—	—	1
Gross Unrecognized Tax Benefits, as of the End of the Fiscal Year	$146	$147	$115

Of the $146 million, $147 million and $115 million of total unrecognized tax benefits at January 28, 2012, January 29, 2011, and January 30, 2010, respectively, approximately $131 million, $130 million and $100 million, respectively, represent the amount of unrecognized tax benefits that if recognized would favorably affect the effective income tax rate in future periods. These amounts are net of the offsetting tax effects from other tax jurisdictions.

Of the total unrecognized tax benefits, it is reasonably possible that $96 million could change in the next twelve months due to audit settlements, expiration of statute of limitations or other resolution of uncertainties. Due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of audits may result in amounts which could be different from this estimate. In such case, the Company will record additional tax expense or tax benefit in the period in which such matters are effectively settled.

The Company recognizes interest and penalties related to unrecognized tax benefits as components of income tax expense. The Company recognized interest and penalties benefit of $7 million in 2011, expense of $2 million in 2010 and benefit of $7 million in 2009. The Company has accrued approximately $25 million and $32 million for the payment of interest and penalties as of January 28, 2012 and January 29, 2011, respectively. Accrued interest and penalties are included within Other Long-term Liabilities on the Consolidated Balance Sheets.

The Company files U.S. federal income tax returns as well as income tax returns in various states and in non-U.S. jurisdictions. At the end of 2011, the Company was subject to examination by the IRS for 2008 through 2010. The Company is also subject to various U.S. state and local income tax examinations for the years 2004 to 2010. Finally, the Company is subject to multiple non-U.S. tax jurisdiction examinations for the years 2001 to 2010. In some situations, the Company determines that it does not have a filing requirement in a particular tax jurisdiction. Where no return has been filed, no statute of limitations applies. Accordingly, if a tax jurisdiction reaches a conclusion that a filing requirement does exist, additional years may be reviewed by the tax authority. The Company believes it has appropriately accounted for uncertainties related to this issue.

12. Long-term Debt

The following table provides the Company's long-term debt balance as of January 28, 2012 and January 29, 2011:

	January 28, 2012	January 29, 2011
	(in millions)	
Senior Unsecured Debt with Subsidiary Guarantee		
$1 billion, 6.625% Fixed Interest Rate Notes due April 2021 ("2021 Notes")	$1,000	$ —
$500 million, 8.50% Fixed Interest Rate Notes due June 2019, Less Unamortized Discount ("2019 Notes")	488	486
$400 million, 7.00% Fixed Interest Rate Notes due May 2020 ("2020 Notes")	400	400
Total Senior Unsecured Debt with Subsidiary Guarantee	$1,888	$ 886
Senior Unsecured Debt		
$700 million, 6.90% Fixed Interest Rate Notes due July 2017, Less Unamortized Discount ("2017 Notes") (a)	$ 724	$ 699
$350 million, 6.95% Fixed Interest Rate Debentures due March 2033, Less Unamortized Discount ("2033 Notes")	350	350
$300 million, 7.60% Fixed Interest Rate Notes due July 2037, Less Unamortized Discount ("2037 Notes")	299	299
5.25% Fixed Interest Rate Notes due November 2014, Less Unamortized Discount ("2014 Notes") (b)	220	215
6.125% Fixed Interest Rate Notes due December 2012, Less Unamortized Discount ("2012 Notes") (c)	57	58
Total Senior Unsecured Debt	$1,650	$1,621
Total	$3,538	$2,507
Current Portion of Long-term Debt (c)	(57)	—
Total Long-term Debt, Net of Current Portion	$3,481	$2,507

(a) The balances include a fair value interest rate hedge adjustment which increased the debt balance by $25 million as of January 28, 2012 and $0 million as of January 29, 2011.

(b) The principal balance outstanding was $213 million as of both January 28, 2012 and January 29, 2011. The balances include a fair value interest rate hedge adjustment which increased the debt balance by $7 million as of January 28, 2012 and $2 million as of January 29, 2011.
(c) The principal balance outstanding was $57 million as of both January 28, 2012 and January 29, 2011. The balances include a fair value interest rate hedge adjustment which increased the debt balance by $0 million as of January 28, 2012 and $1 million as of January 29, 2011.

The following table provides principal payments due on long-term debt in the next five fiscal years and the remaining years thereafter:

Fiscal Year (in millions)	
2012	$ 57
2013	—
2014	213
2015	—
2016	—
Thereafter	3,250

Cash paid for interest was $225 million in 2011, $209 million in 2010 and $250 million in 2009.

Issuance of Notes

In May 2010, the Company issued $400 million of 7.00% notes due in May 2020 utilizing an existing shelf registration under which debt securities, common and preferred stock and other securities can be issued. The 2020 Notes are jointly and severally guaranteed on a full and unconditional basis by the guarantors. The net proceeds from the issuance were $390 million, which included transaction costs of $10 million. These transaction costs are being amortized through the maturity date of May 2020 and are included within Other Assets on the Consolidated Balance Sheets.

In March 2011, the Company issued $1 billion of 6.625% notes due in April 2021 utilizing an existing shelf registration under which debt securities, common and preferred stock and other securities can be issued. The 2021 Notes are jointly and severally guaranteed on a full and unconditional basis by the guarantors. The net proceeds from the issuance were $981 million, which included transaction costs of $19 million. These transaction costs are being amortized through the maturity date of April 2021 and are included within Other Assets on the 2011 Consolidated Balance Sheet.

Subsequent to January 28, 2012, the Company issued $1 billion of 5.625% notes due in February 2022 ("2022 Notes") utilizing an existing shelf registration under which debt securities, common and preferred stock and other securities can be issued. The 2022 Notes are jointly and severally guaranteed on a full and unconditional basis by the guarantors. The net proceeds from the issuance were $985 million, which included transaction costs of $15 million. These transaction costs will be amortized through the maturity date of February 2022.

Repurchase of Notes

In May 2010, the Company used a portion of the proceeds from the 2020 Notes to repurchase $134 million of the Company's 2012 Notes for $144 million. The Company used the remaining portion of the proceeds from the 2020 Notes to repurchase $266 million of the 2014 Notes for $277 million. The loss on extinguishment of this debt was $25 million and is included in Other Income on the 2010 Consolidated Statement of Income.

In August 2010, the Company repurchased $20 million and $1 million of 2014 Notes and 2012 Notes, respectively, through open-market transactions.

Revolving Facility

On July 15, 2011, the Company entered into an amendment and restatement ("Amendment") of its secured revolving credit facility ("Revolving Facility"). The Amendment increased the aggregate amount of the commitments of the lenders under the Revolving Facility from $800 million to $1 billion and extended the termination date from August 1, 2014 to July 15, 2016. In addition, the Amendment reduced fees payable under the Revolving Facility which are based on the Company's long-term credit ratings. The fees related to committed and unutilized amounts per year were reduced from 0.50% to 0.325% per annum and the fees related to outstanding letters of credit were reduced from 3.00% to 1.75% per annum. In addition, the interest rate on outstanding borrowings was reduced from the London Interbank Offered Rate ("LIBOR") plus 3.00% to LIBOR plus 1.75%.

The Company incurred fees related to the Amendment of the Revolving Facility of $7 million, which were capitalized and are being amortized over the remaining term of the Revolving Facility.

The Revolving Facility contains fixed charge coverage and debt to EBITDA financial covenants. The Company is required to maintain a fixed charge coverage ratio of not less than 1.75 to 1.00 and a consolidated debt to consolidated EBITDA ratio not exceeding 4.00 to 1.00 for the most recent four-quarter period. In addition, the Revolving Facility provides that investments and restricted payments may be made, without limitation on amount, if (a) at the time of and after giving effect to such investment or restricted payment the ratio of consolidated debt to consolidated EBITDA for the most recent four-quarter period is less than 3.00 to 1.00 and (b) no default or event of default exists. As of January 28, 2012, the Company was in compliance with both of its financial covenants and the ratio of consolidated debt to consolidated EBITDA was less than 3.00 to 1.00.

As of January 28, 2012, there were no borrowings outstanding under the Revolving Facility.

Letters of Credit

The Revolving Facility supports the Company's letter of credit program. The Company had $13 million of outstanding letters of credit as of January 28, 2012 that reduce its remaining availability under its amended credit agreements.

Term Loan and Participating Interest Rate Swap Arrangements

In March 2010, the Company prepaid $200 million of a term loan. In conjunction with the term loan prepayment, the Company terminated participating interest rate swap arrangements totaling $200 million. For additional information, see Note 13, "Derivative Instruments."

Fair Value Interest Rate Swap Arrangements

For information related to the Company's fair value interest rate swap arrangements, see Note 13, "Derivative Instruments."

13. Derivative Instruments

Foreign Exchange Risk

In January 2007, the Company entered into a series of cross-currency swaps related to approximately $470 million of Canadian dollar denominated intercompany loans. These cross-currency swaps mitigate the exposure to fluctuations in the U.S. dollar-Canadian dollar exchange rate related to the Company's La Senza operations. The cross-currency swaps require the periodic exchange of fixed rate Canadian dollar interest payments for fixed rate U.S. dollar interest payments as well as exchange of Canadian dollar and U.S. dollar principal payments upon maturity. The cross-currency swaps mature between 2015 and 2018 at the same time as the related loans and are designated as cash flow hedges of foreign currency exchange risk. Changes in the U.S. dollar-Canadian dollar exchange rate and the related swap settlements result in reclassification of amounts from accumulated other comprehensive income (loss) to earnings to completely offset foreign currency transaction gains and losses recognized on the intercompany loans.

The following table provides a summary of the fair value and balance sheet classification of the derivative financial instruments designated as foreign exchange cash flow hedges as of January 28, 2012 and January 29, 2011:

	January 28, 2012	January 29, 2011
	(in millions)	
Other Long-term Liabilities	$60	$57

The following table provides a summary of the pre-tax financial statement effect of the gains and losses on the Company's derivative instruments designated as foreign exchange cash flow hedges for 2011 and 2010:

	Location	2011	2010
		(in millions)	
Gain (Loss) Recognized in Other Comprehensive Income (Loss)	Other Comprehensive Income (Loss)	$ (3)	$(23)
(Gain) Loss Reclassified from Accumulated Other Comprehensive Income (Loss) into Other Income (Loss) (a)	Other Income (Loss)	—	31

(a) Represents reclassification of amounts from accumulated other comprehensive income (loss) to earnings to completely offset foreign currency transaction gains and losses recognized on the intercompany loans. No ineffectiveness was associated with these foreign exchange cash flow hedges.

Interest Rate Risk

Interest Rate Designated Cash Flow Hedges

In March 2010, the Company prepaid a $200 million term loan. In conjunction with the term loan pre-payment, the Company terminated participating interest rate swap arrangements totaling $200 million resulting in a realized loss of $10 million. This realized loss was expensed in Interest Expense on the 2010 Consolidated Statement of Income as there are no future cash flows associated with these terminated swap arrangements.

Interest Rate Designated Fair Value Hedges

The Company has the following interest rate swap arrangements related to certain outstanding debt:

	Notional Amount	
	January 28, 2012	January 29, 2011
	(in millions)	
2012 Notes	$ —	$ 57
2014 Notes	—	213
2017 Notes	175	325
Total	$175	$595

The interest rate swap arrangements effectively convert the fixed interest rate on the related debt to a variable interest rate based on a LIBOR plus a fixed interest rate.

The swap arrangements are designated as fair value hedges. The changes in the fair value of the interest rate swaps have an equal and offsetting impact to the carrying value of the debt on the balance sheet. The differential to be paid or received on the interest rate swap arrangements is accrued and recognized as an adjustment to interest expense.

In July 2011, the Company terminated interest rate designated fair value hedges related to the 2012 Notes with a notional amount of $57 million. In settlement of these hedges, the Company received $1 million. In August 2011, the Company terminated interest rate designated fair value hedges related to the 2014 Notes with a notional amount of $213 million. In settlement of these hedges, the Company received $9 million. In September 2011, the Company terminated interest rate designated fair value hedges related to the 2017 Notes with a notional amount of $150 million. In settlement of these hedges, the Company received $12 million. The settlement amounts were equal to the fair value adjustment to the respective Notes and are amortized as a reduction to interest expense through the maturity date of the respective Notes.

The following table provides a summary of the fair value and balance sheet classification of the derivative financial instruments designated as interest rate fair value hedges as of January 28, 2012 and January 29, 2011:

	January 28, 2012	January 29, 2011
	(in millions)	
Other Assets	$14	$3

14. Fair Value Measurements

The following table provides a summary of the carrying value and fair value of long-term debt as of January 28, 2012 and January 29, 2011:

	January 28, 2012	January 29, 2011
	(in millions)	
Carrying Value	$3,538	$2,507
Fair Value (a)	3,849	2,638

(a) The estimated fair value of the Company's publicly traded debt is based on quoted market prices. The estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

The following table provides a summary of assets and liabilities measured in the consolidated financial statements at fair value on a recurring basis as of January 28, 2012 and January 29, 2011:

	Level 1	Level 2	Level 3	Total
		(in millions)		
As of January 28, 2012				
Assets:				
Cash and Cash Equivalents	$ 935	$ —	$ —	$ 935
Interest Rate Designated Fair Value Hedges	—	14	—	14
Liabilities:				
Cross-currency Cash Flow Hedges	—	60	—	60
Lease Guarantees	—	—	4	4
As of January 29, 2011				
Assets:				
Cash and Cash Equivalents	$1,130	$ —	$ —	$1,130
Interest Rate Designated Fair Value Hedges	—	3	—	3
Liabilities:				
Cross-currency Cash Flow Hedges	—	57	—	57
Lease Guarantees	—	—	6	6

The Company's Level 2 fair value measurements are measured using market approach valuation techniques. The primary inputs to these techniques include benchmark interest rates and foreign currency exchange rates, as applicable to the underlying instruments.

The Company's Level 3 fair value measurements are measured using income approach valuation techniques. The primary inputs to these techniques include the guaranteed lease payments, discount rates, as well as the Company's assessment of the risk of default on guaranteed leases.

Management believes that the carrying values of accounts receivable, accounts payable and accrued expenses approximate fair value because of their short maturity.

The following table provides a reconciliation of the Company's lease guarantees measured at fair value on a recurring basis using unobservable inputs (Level 3) for 2011 and 2010:

	2011	2010
	(in millions)	
Beginning Balance	$ 6	$ 9
Change in Estimated Fair Value Reported in Earnings	(2)	(3)
Ending Balance	$ 4	$ 6

The Company's lease guarantees include minimum rent and additional payments covering taxes, common area costs and certain other expenses and relate to leases that commenced prior to the disposition of certain businesses. The fair value of these lease guarantees is impacted by economic conditions, probability of rent obligation payments, period of obligation as well as the discount rate utilized. For additional information, see Note 17, "Commitments and Contingencies."

15. Comprehensive Income

Comprehensive Income consists of gains and losses on derivative instruments and foreign currency translation adjustments. The cumulative gains and losses on these items are included in Accumulated Other Comprehensive Income in the Consolidated Balance Sheets and Consolidated Statements of Shareholders' Equity.

The following table provides the rollforward of additional detail regarding the composition of accumulated other comprehensive income as of January 28, 2012 and January 29, 2011:

	Foreign Currency Translation	Cash Flow Hedges	Accumulated Other Comprehensive Income
		(in millions)	
Balance as of January 30, 2010	$(6)	$ (9)	$ (15)
Current-period Other Comprehensive Income	(1)	17	16
Balance as of January 29, 2011	(7)	8	1
Current-period Other Comprehensive Income	(1)	—	(1)
Balance as of January 28, 2012	$(8)	$ 8	$ —

The components of accumulated other comprehensive income above are presented net of tax as applicable.

16. Leases

The Company is committed to noncancelable leases with remaining terms generally from one to ten years. A substantial portion of the Company's leases consist of store leases generally with an initial term of ten years. Annual store rent consists of a fixed minimum amount and/or contingent rent based on a percentage of sales exceeding a stipulated amount. Store lease terms generally require additional payments covering certain operating costs such as common area maintenance, utilities, insurance and taxes. These additional payments are excluded from the table below.

The following table provides rent expense for 2011, 2010 and 2009:

	2011	2010	2009
	(in millions)		
Store Rent:			
Fixed Minimum	$437	$417	$407
Contingent	50	44	40
Total Store Rent	487	461	447
Office, Equipment and Other	62	60	61
Gross Rent Expense	549	521	508
Sublease Rental Income	(3)	(3)	(2)
Total Rent Expense	$546	$518	$506

The following table provides the Company's minimum rent commitments under noncancelable operating leases in the next five fiscal years and the remaining years thereafter:

Fiscal Year (in millions) (a)	
2012	$ 493
2013	463
2014	434
2015	381
2016	329
Thereafter	1,020

(a) Excludes additional payments covering taxes, common area costs and certain other expenses generally required by store lease terms.

The Company's future sublease income under noncancelable subleases was $9 million as of January 28, 2012, which included $2 million of rent commitments related to disposed businesses under master lease arrangements.

17. Commitments and Contingencies

The Company is subject to various claims and contingencies related to lawsuits, taxes, insurance, regulatory and other matters arising out of the normal course of business. Actions filed against the Company from time to time include commercial, tort, intellectual property, customer, employment, data privacy, securities and other claims, including purported class action lawsuits. Management believes that the ultimate liability arising from such claims and contingencies, if any, is not likely to have a material adverse effect on the Company's results of operations, financial condition or cash flows.

Guarantees

In connection with the disposition of certain businesses, the Company has remaining guarantees of approximately $78 million related to lease payments of Express, Limited Stores, Abercrombie & Fitch, Dick's Sporting Goods (formerly Galyan's) and New York & Company under the current terms of noncancelable leases expiring at various dates through 2017. These guarantees include minimum rent and additional payments covering taxes, common area costs and certain other expenses and relate to leases that commenced prior to the disposition of the businesses. In certain instances, the Company's guarantee may remain in effect if the term of a lease is extended.

The Company's guarantees related to Express, Limited Stores and New York & Company require fair value accounting in accordance with GAAP in effect at the time of these divestitures. The guaranteed lease payments related to Express, Limited Stores and New York & Company totaled $49 million as of January 28, 2012 and $65 million as of January 29, 2011. The estimated fair value of these guarantee obligations was $4 million as of January 28, 2012 and $6 million as of January 29, 2011, and is included in Other Long-term Liabilities on the Consolidated Balance Sheets.

The Company's guarantees related to Abercrombie & Fitch and Dick's Sporting Goods (formerly Galyan's) are not subject to fair value accounting, but require that a loss be accrued when probable and reasonably estimable based on GAAP in effect at the time of these divestitures. The Company had no liability recorded with respect to any of the guarantee obligations as it concluded that payments under these guarantees were not probable as of January 28, 2012 and January 29, 2011.

18. Retirement Benefits

The Company sponsors a tax-qualified defined contribution retirement plan and a non-qualified supplemental retirement plan for substantially all of its associates within the United States of America. Participation in the tax-qualified plan is available to associates who meet certain age and service requirements. Participation in the non-qualified plan is available to associates who meet certain age, service, job level and compensation requirements.

The qualified plan permits participating associates to elect contributions up to the maximum limits allowable under the Internal Revenue Code. The Company matches associate contributions according to a predetermined formula and contributes additional amounts based on a percentage of the associates' eligible annual compensation and years of service. Associate contributions and Company matching contributions vest immediately. Additional Company contributions and the related investment earnings are subject to vesting based on years of service. Total expense recognized related to the qualified plan was $51 million for 2011, $49 million for 2010 and $46 million for 2009.

The non-qualified plan is an unfunded plan which provides benefits beyond the Internal Revenue Code limits for qualified defined contribution plans. The plan permits participating associates to elect contributions up to a maximum percentage of eligible compensation. The Company matches associate contributions according to a predetermined formula and contributes additional amounts based on a percentage of the associates' eligible compensation and years of service. The plan also permits participating associates to defer additional compensation up to a maximum amount which the Company does not match. Associates' accounts are credited with interest using a rate determined by the Company. Associate contributions and the related interest vest immediately. Company contributions, along with related interest, are subject to vesting based on years of service. Associates may elect in-service distributions for the unmatched additional deferred compensation component only. The remaining vested portion of associates' accounts in the plan will be distributed upon termination of employment in either a lump sum or in annual installments over a specified period of up to 10 years.

The following table provides the Company's annual activity for this plan and year-end liability, included in Other Long-term Liabilities on the Consolidated Balance Sheets, as of January 28, 2012 and January 29, 2011:

	January 28, 2012	January 29, 2011
	(in millions)	
Balance at Beginning of Year	$193	$168
Contributions:		
Associate	12	12
Company	15	15
Interest	11	12
Distributions	(17)	(14)
Balance at End of Year	$214	$193

Total expense recognized related to the non-qualified plan was $26 million for 2011, $27 million for 2010 and $20 million for 2009.

19. Shareholders' Equity

Common Stock Repurchases

Under the authority of the Company's Board of Directors, the Company repurchased shares of its common stock under the following repurchase programs during the fiscal years 2011, 2010 and 2009:

Repurchase Program	Amount Authorized	Shares Repurchased 2011	Shares Repurchased 2010	Shares Repurchased 2009	Amount Repurchased 2011	Amount Repurchased 2010	Amount Repurchased 2009	Average Stock Price of Shares Repurchased within Program
	(in millions)	(in thousands)			(in millions)			
November 2011 (a)	$250	2,116	NA	NA	$ 85	NA	NA	$40.50
May 2011	500	13,293	NA	NA	500	NA	NA	37.59
March 2011	500	13,695	NA	NA	500	NA	NA	36.49
November 2010 (b)	200	3,431	1,907	NA	109	$ 60	NA	31.68
March 2010 (c)	200	NA	5,714	NA	NA	147	NA	25.69
Total		32,535	7,621		$1,194	$207		

(a) The November 2011 repurchase program had $165 million remaining as of January 28, 2012.
(b) The November 2010 repurchase program had $31 million remaining at the time it was cancelled in conjunction with the approval of the March 2011 repurchase program.
(c) The March 2010 repurchase program had $53 million remaining at the time it was cancelled in conjunction with the approval of the November 2010 repurchase program.
NA Not applicable

For the November 2011 repurchase program, $4 million of share repurchases were reflected in Accounts Payable on the 2011 Consolidated Balance Sheet and were settled in February 2012. There were no share repurchases reflected in Accounts Payable as of January 29, 2011.

Subsequent to January 28, 2012, the Company completed the November 2011 repurchase program by repurchasing an additional 4 million shares of common stock for $165 million under the program. In addition, the Company's Board of Directors approved a new $500 million share repurchase program in February 2012 ("February 2012 repurchase program").

Dividends

Under the authority and declaration of the Board of Directors, the Company paid the following dividends during the fiscal years 2011, 2010 and 2009:

	Ordinary Dividends	Special Dividends	Total Dividends	Total Paid
		(per share)		(in millions)
2011				
Fourth Quarter	$0.20	$2.00	$2.20	$ 653
Third Quarter	0.20	—	0.20	60
Second Quarter	0.20	1.00	1.20	367
First Quarter	0.20	—	0.20	64
2011 Total	$0.80	$3.00	$3.80	$1,144
2010				
Fourth Quarter	$0.15	$3.00	$3.15	$1,017
Third Quarter	0.15	—	0.15	49
Second Quarter	0.15	—	0.15	49
First Quarter	0.15	1.00	1.15	373
2010 Total	$0.60	$4.00	$4.60	$1,488
2009				
Fourth Quarter	$0.15	$—	$0.15	$ 49
Third Quarter	0.15	—	0.15	48
Second Quarter	0.15	—	0.15	48
First Quarter	0.15	—	0.15	48
2009 Total	$0.60	$—	$0.60	$ 193

Subsequent to January 28, 2012, the Board of Directors declared the first quarter 2012 common stock dividend of $0.25 per share payable on March 9, 2012 to shareholders of record at the close of business on February 24, 2012. This is a $0.05 increase from the 2011 quarterly dividends.

Treasury Stock Retirement

In January 2010, the Company retired 201 million shares of its treasury stock. The retirement resulted in a reduction of $4.641 billion in Treasury Stock, $101 million in the par value of Common Stock, $1.545 billion in Paid-in Capital and $2.995 billion in Retained Earnings.

In December 2011, the Company retired 39 million shares of its treasury stock. The retirement resulted in a reduction of $1.341 billion in Treasury Stock, $19 million in the par value of Common Stock, $286 million in Paid-in Capital and $1.036 billion in Retained Earnings.

20. Share-based Compensation

Plan Summary

In 2011, the Company's shareholders approved the 2011 Stock Option and Performance Incentive Plan ("2011 Plan"). The 2011 Plan replaces the 2009 Restatement of the 1993 Stock Option and Performance Incentive Plan. The plan provides for the grant of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, performance-based restricted stock, performance units and unrestricted shares. The Company grants stock options at a price equal to the fair market value of the stock on the date of grant. Stock options have a maximum term of ten years. Stock options generally vest ratably over 3 to 4 years. Restricted stock generally vests (the restrictions lapse) at the end of a three year period.

The Limited Brands, Inc. Stock Award and Deferred Compensation Plan for Non-Associate Directors provides for an annual stock retainer for non-associate directors. The stock issued in conjunction with this plan has no restrictions.

Under the Company's plans, approximately 133 million options, restricted and unrestricted shares have been authorized to be granted to employees and directors. Approximately 19 million options and shares were available for grant as of January 28, 2012.

In 2011, the Company's Board of Directors declared special dividends of $3 per share. For additional information, see Note 19, "Shareholders' Equity." In accordance with the anti-dilutive provisions of the Stock Plan, the Company adjusted both the exercise price and the number of share-based awards outstanding as of the record date of the special dividends. The aggregate fair value, the aggregate intrinsic value and the ratio of the exercise price to the market price were approximately equal immediately before and after the adjustments. Therefore, no compensation expense was recognized.

Stock Options

The following table provides the Company's stock option activity for the fiscal year ended January 28, 2012:

	Number of Shares	Weighted Average Option Price Per Share	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(in thousands)		(in years)	(in thousands)
Outstanding as of January 29, 2011	12,450	$16.01		
Granted	1,597	31.71		
Exercised	(4,999)	15.13		
Cancelled	(612)	19.93		
Adjustment for Special Dividends	947			
Outstanding as of January 28, 2012	9,383	$17.26	5.74	$227,033
Vested and Expected to Vest as of January 28, 2012 (a)	9,119	16.97	5.65	223,369
Options Exercisable as of January 28, 2012	5,198	15.03	3.86	137,413

(a) The number of options expected to vest includes an estimate of expected forfeitures.

Intrinsic value for stock options is the difference between the current market value of the Company's stock and the option strike price. The total intrinsic value of options exercised was $100 million for 2011, $57 million for 2010 and $3 million for 2009.

The total fair value at grant date of option awards vested was $8 million for 2011, $8 million for 2010 and $12 million for 2009.

The Company's total unrecognized compensation cost, net of estimated forfeitures, related to nonvested options was $14 million as of January 28, 2012. This cost is expected to be recognized over a weighted-average period of 2.6 years.

The weighted-average estimated fair value of stock options granted was $9.35 per share for 2011, $7.51 per share for 2010 and $1.88 per share for 2009.

Cash received from stock options exercised was $75 million for 2011, $88 million for 2010 and $10 million for 2009. Tax benefits realized from tax deductions associated with stock options exercised were $34 million for 2011, $20 million for 2010 and $1 million for 2009.

The Company uses the Black-Scholes option-pricing model for valuation of options granted to employees and directors. The Company's determination of the fair value of options is affected by the Company's stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the Company's expected stock price volatility over the term of the awards and projected employee stock option exercise behaviors.

The following table contains the weighted-average assumptions used during 2011, 2010 and 2009:

	2011	2010	2009
Expected Volatility	48%	49%	45%
Risk-free Interest Rate	1.9%	2.3%	1.4%
Dividend Yield	4.1%	3.3%	6.8%
Expected Life (in years)	5.0	4.5	3.8

The majority of the Company's stock-based compensation awards are granted on an annual basis in the first quarter of each year. The expected volatility assumption is based on the Company's analysis of historical volatility. The risk-free interest rate assumption is based upon the average daily closing rates during the period for U.S. treasury notes that have a life which approximates the expected life of the option. The dividend yield assumption is based on the Company's history and expectation of dividend payouts in relation to the stock price at the grant date. The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding.

Restricted Stock

The following table provides the Company's restricted stock activity for the fiscal year ended January 28, 2012:

	Number of Shares	Weighted Average Grant Date Fair Value
	(in thousands)	
Unvested as of January 29, 2011	10,442	$11.86
Granted	2,508	29.34
Vested	(2,604)	12.42
Cancelled	(718)	17.33
Adjustment for Special Dividends	804	NA
Unvested as of January 28, 2012	10,432	14.68

NA Not applicable

The Company's total intrinsic value of restricted stock vested was $83 million for 2011, $40 million for 2010 and $14 million for 2009.

The Company's total fair value at grant date of awards vested was $32 million for 2011 and $29 million for both 2010 and 2009. Fair value of restricted stock awards is based on the market value of an unrestricted share on the grant date adjusted for anticipated dividend yields.

As of January 28, 2012, there was $61 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested restricted stock. That cost is expected to be recognized over a weighted-average period of 2.3 years.

Tax benefits realized from tax deductions associated with restricted stock vested were $31 million for 2011, $15 million for 2010 and $4 million for 2009.

Income Statement Impact

The following table provides share-based compensation expense included in the Consolidated Statements of Income for 2011, 2010 and 2009:

	2011	2010	2009
	(in millions)		
Costs of Goods Sold, Buying and Occupancy	$14	$17	$12
General, Administrative and Store Operating Expenses	37	47	28
Total Share-based Compensation Expense	$51	$64	$40

Share-based compensation expense is based on awards that are ultimately expected to vest. The Company estimates forfeitures at the time of grant and adjusts, if necessary, in subsequent periods based on historical experience and expected future termination rates.

The tax benefit associated with share-based compensation was $17 million for 2011, $21 million for 2010 and $13 million for 2009.

21. Segment Information

The Company has two reportable segments: Victoria's Secret and Bath & Body Works. Prior to the fourth quarter of 2011, the Victoria's Secret reportable segment consisted of the Victoria's Secret and La Senza operating segments which were aggregated in accordance with the authoritative guidance included in ASC Topic 280, *Segment Reporting*. In the fourth quarter of 2011, the Company ceased aggregating La Senza with Victoria's Secret. While this reporting change did not impact the Company's consolidated results, segment data for previous years has been recast to be consistent with the current year presentation throughout the financial statements and the accompanying notes.

The Victoria's Secret segment sells women's intimate and other apparel, personal care and beauty products under the Victoria's Secret and Victoria's Secret Pink brand names. Victoria's Secret merchandise is sold through retail stores, its website, *www.VictoriasSecret.com,* and its catalogue.

The Bath & Body Works segment sells personal care, beauty and home fragrance products under the Bath & Body Works, C.O. Bigelow, White Barn Candle Company and other brand names. Bath & Body Works merchandise is sold at retail stores and through its website, *www.BathandBodyWorks.com.*

Other consists of the following:

- Mast Global, a merchandise sourcing and production function serving our internal brands;
- International retail, franchise and wholesale operations, which include the company-owned La Senza, Bath & Body Works and Victoria's Secret stores in Canada;
- Henri Bendel, operator of 19 specialty stores, which features accessories and personal care products; and
- Corporate functions including non-core real estate, equity investments and other governance functions such as treasury and tax.

The following table provides the Company's segment information as of and for the fiscal years ended January 28, 2012, January 29, 2011 and January 30, 2010. As discussed above, certain reclassifications have been made to amounts for prior periods to conform to the current year's presentation.

	Victoria's Secret	Bath & Body Works	Other	Total
		(in millions)		
January 28, 2012				
Net Sales	$6,121	$2,674	$1,569	$10,364
Depreciation and Amortization	142	52	162	356
Operating Income (Loss) (a)	1,081	513	(356)	1,238
Total Assets	2,346	1,273	2,489	6,108
Capital Expenditures	161	60	205	426
January 29, 2011				
Net Sales	$5,520	$2,515	$1,578	$ 9,613
Depreciation and Amortization	135	55	169	359
Operating Income (Loss)	888	464	(68)	1,284
Total Assets	2,357	1,330	2,764	6,451
Capital Expenditures	82	39	153	274
January 30, 2010				
Net Sales	$4,884	$2,383	$1,365	$ 8,632
Depreciation and Amortization	130	58	169	357
Operating Income (Loss) (a)	578	358	(68)	868
Total Assets	2,471	1,350	3,352	7,173
Capital Expenditures	105	24	73	202

(a) Operating Loss for the Other segment includes the effect of the following items:
  (i) In 2011, a $232 million impairment charge related to goodwill and other intangible assets for our La Senza business; a $111 million gain related to the divestiture of 51% of our third-party apparel sourcing business; $163 million of expense related to the charitable contribution of our remaining shares of Express, Inc. to The Limited Brands Foundation; and $24 million of restructuring expenses at La Senza.
  (ii) In 2009, a $9 million pre-tax gain, $14 million net of related tax benefits, associated with the reversal of an accrued contractual liability as a result of the divestiture of a joint venture.

The Company's international sales, consisting of La Senza, Victoria's Secret Canada and Bath & Body Works Canada retail sales; non-U.S. franchise, license and wholesale operations; and direct sales shipped internationally, totaled $943 million in 2011, $762 million in 2010 and $638 million in 2009. The Company's internationally based long-lived assets were $277 million as of January 28, 2012 and $471 million as of January 29, 2011.

22. Quarterly Financial Data (Unaudited)

The following table provides summarized quarterly financial data for 2011:

	Fiscal Quarter Ended			
	April 30, 2011 (b)	July 30, 2011 (c)	October 29, 2011 (d)	January 28, 2012 (e)
	(in millions except per share data)			
Net Sales	$2,217	$2,458	$2,174	$3,515
Gross Profit	842	902	785	1,528
Operating Income	217	194	186	641
Income Before Income Taxes	249	276	122	580
Net Income	165	231	94	360
Net Income Per Basic Share (a)	$ 0.52	$ 0.76	$ 0.32	$ 1.21
Net Income Per Diluted Share (a)	$ 0.50	$ 0.73	$ 0.31	$ 1.17

(a) Due to changes in stock prices during the year and timing of issuances and repurchases of shares, the cumulative total of quarterly net income per share amounts may not equal the net income per share for the year.

(b) Includes the effect of the following items:
- (i) A pre-tax gain of $86 million related to the sale of shares of Express, Inc. common stock;
- (ii) A pre-tax expense of $50 million related to a pledge to The Limited Brands Foundation; and
- (iii) A tax benefit of $11 million related to the favorable resolution of certain discrete income tax matters.

(c) Includes the effect of a non-taxable gain of $147 million and pre-tax expense of $113 million associated with the charitable contribution of Express, Inc. common stock to The Limited Brands Foundation.

(d) Includes the effect of a tax benefit of $17 million related to the favorable resolution of certain discrete income tax matters.

(e) Includes the effect of the following items:
- (i) A pre-tax charge of $232 million related to the impairment of La Senza goodwill and other intangible assets;
- (ii) A pre-tax gain of $111 million related to the sale of 51% of the third-party apparel sourcing business;
- (iii) A pre-tax expense of $24 million relating to restructuring expenses at La Senza; and
- (iv) A tax benefit of $28 million related to certain discrete income tax matters.

The following table provides summarized quarterly financial data for 2010:

	Fiscal Quarter Ended			
	May 1, 2010 (b)	July 31, 2010 (c)	October 30, 2010	January 29, 2011 (d)
	(in millions except per share data)			
Net Sales	$1,932	$2,242	$1,983	$3,456
Gross Profit	694	778	714	1,445
Operating Income	185	236	149	714
Income Before Income Taxes	187	244	101	719
Net Income	113	178	61	453
Net Income Per Basic Share (a)	$ 0.35	$ 0.55	$ 0.19	$ 1.41
Net Income Per Diluted Share (a)	$ 0.34	$ 0.54	$ 0.18	$ 1.36

(a) Due to changes in stock prices during the year and timing of issuances and repurchases of shares, the cumulative total of quarterly net income per share amounts may not equal the net income per share for the year.

(b) Includes the effect of a pre-tax gain of $49 million related to a $57 million cash distribution from Express.

(c) Includes the effect of the following items:
   (i) A pre-tax gain of $52 million related to the initial public offering of Express, Inc. including the sale of a portion of the company's shares;
   (ii) A pre-tax loss of $25 million associated with the early retirement of portions of the 2012 and 2014 notes; and
   (iii) A pre-tax gain of $20 million associated with the sale of the remaining 25% ownership interest in Limited Stores.
(d) Includes the effect of the following items:
   (i) A pre-tax gain of $45 million related to the sale of Express, Inc. common stock; and
   (ii) A pre-tax gain of $7 million related to a dividend payment from Express, Inc.

23. Subsequent Events

In February 2012, the Company issued $1 billion of notes due in February 2022 utilizing an existing shelf registration. For additional information, see Note 12, "Long-term Debt."

In February 2012, the Company completed the November 2011 repurchase program and the Company's Board of Directors approved a new $500 million share repurchase program. For additional information, see Note 19, "Shareholders' Equity."

24. Supplemental Guarantor Financial Information

The Company's 2019 Notes, 2020 Notes, 2021 Notes and 2022 Notes (issued subsequent to January 28, 2012), are jointly and severally guaranteed on a full and unconditional basis by certain of the Company's 100% owned subsidiaries. The Company is a holding company and its most significant assets are the stock of its subsidiaries. The guarantors represent: (a) substantially all of the sales of the Company's domestic subsidiaries, (b) more than 90% of the assets owned by the Company's domestic subsidiaries, other than real property, certain other assets and intercompany investments and balances, and (c) more than 95% of the accounts receivable and inventory directly owned by the Company's domestic subsidiaries.

The following supplemental financial information sets forth for the Company and its guarantor and non-guarantor subsidiaries: the Condensed Consolidating Balance Sheets as of January 28, 2012 and January 29, 2011 and the Condensed Consolidating Statements of Income and Cash Flows for the years ended January 28, 2012, January 29, 2011 and January 30, 2010.

LIMITED BRANDS, INC.

CONDENSED CONSOLIDATING BALANCE SHEET

(in millions)

	January 28, 2012				
	Limited Brands, Inc.	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated Limited Brands, Inc.
ASSETS					
Current Assets:					
Cash and Cash Equivalents	$ —	$ 371	$ 564	$ —	$ 935
Accounts Receivable, Net	—	142	76	—	218
Inventories	—	822	175	—	997
Deferred Income Taxes	—	33	18	—	51
Other	—	109	58	—	167
Total Current Assets	—	1,477	891	—	2,368
Property and Equipment, Net	—	911	733	—	1,644
Goodwill	—	1,318	12	—	1,330
Trade Names and Other Intangible Assets, Net	—	410	85	—	495
Net Investments in and Advances to/from Consolidated Affiliates	3,531	13,928	518	(17,977)	—
Other Assets	199	43	677	(648)	271
Total Assets	$3,730	$18,087	$2,916	$(18,625)	$6,108
LIABILITIES AND EQUITY					
Current Liabilities:					
Accounts Payable	$ 4	$ 312	$ 224	$ —	$ 540
Accrued Expenses and Other	51	412	307	—	770
Current Portion of Long-term Debt	57	—	—	—	57
Income Taxes	1	150	8	—	159
Total Current Liabilities	113	874	539	—	1,526
Deferred Income Taxes	(6)	10	179	—	183
Long-term Debt	3,481	597	36	(633)	3,481
Other Long-term Liabilities	6	582	207	(15)	780
Total Equity	136	16,024	1,955	(17,977)	138
Total Liabilities and Equity	$3,730	$18,087	$2,916	$(18,625)	$6,108

LIMITED BRANDS, INC.

CONDENSED CONSOLIDATING BALANCE SHEET

(in millions)

	January 29, 2011				
	Limited Brands, Inc.	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated Limited Brands, Inc.
ASSETS					
Current Assets:					
Cash and Cash Equivalents	$ —	$ 701	$ 429	$ —	$1,130
Accounts Receivable, Net	1	189	42	—	232
Inventories	—	830	202	—	1,032
Deferred Income Taxes	—	30	5	—	35
Other	—	117	47	(1)	163
Total Current Assets	1	1,867	725	(1)	2,592
Property and Equipment, Net	—	936	674	—	1,610
Goodwill	—	1,318	133	—	1,451
Trade Names and Other Intangible Assets, Net	—	411	181	—	592
Net Investments in and Advances to/from Consolidated Affiliates	11,835	28,045	14,486	(54,366)	—
Other Assets	176	55	645	(670)	206
Total Assets	$12,012	$32,632	$16,844	$(55,037)	$6,451
LIABILITIES AND EQUITY					
Current Liabilities:					
Accounts Payable	$ —	$ 312	$ 233	$ —	$ 545
Accrued Expenses and Other	29	420	316	—	765
Income Taxes	(3)	167	30	—	194
Total Current Liabilities	26	899	579	—	1,504
Deferred Income Taxes	(6)	28	180	—	202
Long-term Debt	2,507	608	47	(655)	2,507
Other Long-term Liabilities	12	576	188	(15)	761
Total Equity	9,473	30,521	15,850	(54,367)	1,477
Total Liabilities and Equity	$12,012	$32,632	$16,844	$(55,037)	$6,451

LIMITED BRANDS, INC.

CONDENSED CONSOLIDATING STATEMENT OF INCOME

(in millions)

	2011				
	Limited Brands, Inc.	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated Limited Brands, Inc.
Net Sales	$ —	$ 9,570	$ 3,334	$(2,540)	$10,364
Costs of Goods Sold, Buying and Occupancy	—	(5,943)	(2,782)	2,418	(6,307)
Gross Profit	—	3,627	552	(122)	4,057
General, Administrative and Store Operating Expenses	(5)	(2,297)	(517)	121	(2,698)
Impairment of Goodwill and Other Intangible Assets	—	—	(232)	—	(232)
Gain on Divestiture of Third-party Apparel Sourcing Business	—	6	105	—	111
Operating Income (Loss)	(5)	1,336	(92)	(1)	1,238
Interest Expense	(245)	(25)	(12)	36	(246)
Other Income (Loss)	251	(247)	244	(13)	235
Income (Loss) Before Income Taxes	1	1,064	140	22	1,227
Provision (Benefit) for Income Taxes	2	324	51	—	377
Equity in Earnings, Net of Tax	851	356	207	(1,414)	—
Net Income (Loss)	$ 850	$ 1,096	$ 296	$(1,392)	$ 850

LIMITED BRANDS, INC.

CONDENSED CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME

(in millions)

	2011				
	Limited Brands, Inc.	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated Limited Brands, Inc.
Net Income (Loss)	$ 850	$ 1,096	$ 296	$ (1,392)	$ 850
Other Comprehensive Income (Loss), Net of Tax					
Reclassification of Cash Flow Hedges to Earnings	3	—	—	—	3
Foreign Currency Translation	—	—	(1)	—	(1)
Unrealized Loss on Cash Flow Hedges	—	—	(3)	—	(3)
Total Other Comprehensive Income (Loss), Net of Tax	3	—	(4)	—	(1)
Total Comprehensive Income	$ 853	$ 1,096	$ 292	$ (1,392)	$ 849

LIMITED BRANDS, INC.

CONDENSED CONSOLIDATING STATEMENT OF INCOME

(in millions)

	2010				
	Limited Brands, Inc.	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated Limited Brands, Inc.
Net Sales	$ —	$ 9,005	$ 2,587	$(1,979)	$ 9,613
Costs of Goods Sold, Buying and Occupancy	—	(5,655)	(2,161)	1,834	(5,982)
Gross Profit	—	3,350	426	(145)	3,631
General, Administrative and Store Operating Expenses	(4)	(2,212)	(286)	161	(2,341)
Impairment of Goodwill and Other Intangible Assets	—	(6)	—	—	(6)
Operating Income (Loss)	(4)	1,132	140	16	1,284
Interest Expense	(207)	—	(13)	12	(208)
Other Income (Loss)	(26)	15	196	(10)	175
Income (Loss) Before Income Taxes	(237)	1,147	323	18	1,251
Provision (Benefit) for Income Taxes	1	338	107	—	446
Equity in Earnings, Net of Tax	1,043	862	313	(2,218)	—
Net Income (Loss)	$ 805	$ 1,671	$ 529	$(2,200)	$ 805

LIMITED BRANDS, INC.

CONDENSED CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME

(in millions)

	2010				
	Limited Brands, Inc.	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated Limited Brands, Inc.
Net Income (Loss)	$ 805	$ 1,671	$ 529	$ (2,200)	$ 805
Other Comprehensive Income (Loss), Net of Tax					
Reclassification of Cash Flow Hedges to Earnings	10	—	31	—	41
Foreign Currency Translation	—	—	(1)	—	(1)
Unrealized Loss on Cash Flow Hedges	(1)	—	(23)	—	(24)
Total Other Comprehensive Income (Loss), Net of Tax	9	—	7	—	16
Total Comprehensive Income	$ 814	$ 1,671	$ 536	$ (2,200)	$ 821

LIMITED BRANDS, INC.

CONDENSED CONSOLIDATING STATEMENT OF INCOME

(in millions)

	2009				
	Limited Brands, Inc.	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated Limited Brands, Inc.
Net Sales	$ —	$ 8,205	$ 2,314	$(1,887)	$ 8,632
Costs of Goods Sold, Buying and Occupancy	—	(5,445)	(1,907)	1,748	(5,604)
Gross Profit	—	2,760	407	(139)	3,028
General, Administrative and Store Operating Expenses	(2)	(2,043)	(262)	141	(2,166)
Impairment of Goodwill and Other Intangible Assets	—	—	(3)	—	(3)
Net Gain on Joint Venture	9	—	—	—	9
Operating Income (Loss)	7	717	142	2	868
Interest Expense	(234)	—	(13)	10	(237)
Other Income (Loss)	—	12	16	(9)	19
Income (Loss) Before Income Taxes	(227)	729	145	3	650
Provision (Benefit) for Income Taxes	—	221	(19)	—	202
Equity in Earnings, Net of Tax	675	612	221	(1,508)	—
Net Income (Loss)	$ 448	$ 1,120	$ 385	$(1,505)	$ 448

LIMITED BRANDS, INC.

CONDENSED CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME

(in millions)

	2009				
	Limited Brands, Inc.	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated Limited Brands, Inc.
Net Income (Loss)	$ 448	$ 1,120	$ 385	$ (1,505)	$ 448
Other Comprehensive Income (Loss), Net of Tax					
Reclassification of Cash Flow Hedges to Earnings	14	—	57	—	71
Foreign Currency Translation	—	—	(2)	—	(2)
Unrealized (Loss) / Gain on Cash Flow Hedges	4	—	(60)	—	(56)
Total Other Comprehensive Income (Loss), Net of Tax	18	—	(5)	—	13
Total Comprehensive Income	$ 466	$ 1,120	$ 380	$ (1,505)	$ 461

Form 10-K

LIMITED BRANDS, INC.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

(in millions)

	2011				
	Limited Brands, Inc.	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated Limited Brands, Inc.
Net Cash Provided by (Used for) Operating Activities	$ 73	$ 978	$ 215	$ —	$ 1,266
Investing Activities:					
Capital Expenditures	—	(219)	(207)	—	(426)
Proceeds from Divestiture of Third-party Apparel Sourcing Business	—	78	46	—	124
Proceeds from Sale of Express Common Stock	—	—	99	—	99
Net Investments in Consolidated Affiliates	—	(36)	—	36	—
Other Investing Activities	—	—	(23)	—	(23)
Net Cash Provided by (Used for) Investing Activities	—	(177)	(85)	36	(226)
Financing Activities:					
Proceeds from Long-term Debt, Net of Issuance and Discount Costs	981	—	—	—	981
Financing Costs	(7)	—	—	—	(7)
Repurchase of Common Stock	(1,190)	—	—	—	(1,190)
Dividends Paid	(1,144)	—	—	—	(1,144)
Excess Tax Benefits from Share-based Compensation	—	39	9	—	48
Net Financing Activities and Advances to/from Consolidated Affiliates	1,212	(1,170)	(6)	(36)	—
Proceeds From Exercise of Stock Options and Other	75	—	—	—	75
Net Cash Provided by (Used for) Financing Activities	(73)	(1,131)	3	(36)	(1,237)
Effects of Exchange Rate Changes on Cash	—	—	2	—	2
Net Increase (Decrease) in Cash and Cash Equivalents	—	(330)	135	—	(195)
Cash and Cash Equivalents, Beginning of Year	—	701	429	—	1,130
Cash and Cash Equivalents, End of Year	$ —	$ 371	$ 564	$ —	$ 935

LIMITED BRANDS, INC.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

(in millions)

	2010				
	Limited Brands, Inc.	**Guarantor Subsidiaries**	**Non-guarantor Subsidiaries**	**Eliminations**	**Consolidated Limited Brands, Inc.**
Net Cash Provided by (Used for) Operating Activities	$ (355)	$ 1,206	$ 433	$ —	$ 1,284
Investing Activities:					
Capital Expenditures	—	(129)	(145)	—	(274)
Proceeds from Sale of Express Common Stock	—	—	73	—	73
Return of Capital from Express	—	—	49	—	49
Proceeds from Divestiture of Limited Stores	—	—	32	—	32
Return of Capital from Limited Stores	—	—	7	—	7
Net Investments in Consolidated Affiliates	—	—	29	(29)	—
Other Investing Activities	—	—	7	—	7
Net Cash Provided by (Used for) Investing Activities	—	(129)	52	(29)	(106)
Financing Activities:					
Proceeds from Long-term Debt, Net of Issuance and Discount Costs	390	—	—	—	390
Payments of Long-term Debt	(645)	—	—	—	(645)
Financing Costs	(14)	—	—	—	(14)
Repurchase of Common Stock	(207)	—	—	—	(207)
Dividends Paid	(1,488)	—	—	—	(1,488)
Excess Tax Benefits from Share-based Compensation	—	15	4	—	19
Net Financing Activities and Advances to/from Consolidated Affiliates	2,231	(1,832)	(428)	29	—
Proceeds From Exercise of Stock Options and Other	88	—	—	—	88
Net Cash Provided by (Used for) Financing Activities	355	(1,817)	(424)	29	(1,857)
Effects of Exchange Rate Changes on Cash	—	—	5	—	5
Net Increase (Decrease) in Cash and Cash Equivalents	—	(740)	66	—	(674)
Cash and Cash Equivalents, Beginning of Year	—	1,441	363	—	1,804
Cash and Cash Equivalents, End of Year	$ —	$ 701	$ 429	$ —	$ 1,130

LIMITED BRANDS, INC.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

(in millions)

	2009				
	Limited Brands, Inc.	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated Limited Brands, Inc.
Net Cash Provided by (Used for) Operating Activities	$(279)	$1,004	$ 449	$ —	$1,174
Investing Activities:					
Capital Expenditures	—	(120)	(82)	—	(202)
Proceeds from Sale of Assets	—	—	32	—	32
Net Proceeds from the Divestiture of Joint Venture	—	—	9	—	9
Net Investments in Consolidated Affiliates	—	—	(29)	29	—
Other Investing Activities	(3)	—	2	—	(1)
Net Cash Provided by (Used for) Investing Activities	(3)	(120)	(68)	29	(162)
Financing Activities:					
Proceeds from Long-term Debt, Net of Issuance and Discount Costs	473	—	—	—	473
Payments of Long-term Debt	(656)	—	—	—	(656)
Financing Costs	(19)	—	—	—	(19)
Dividends Paid	(193)	—	—	—	(193)
Net Financing Activities and Advances to/from Consolidated Affiliates	669	(381)	(259)	(29)	—
Proceeds From Exercise of Stock Options and Other	8	—	—	—	8
Net Cash Provided by (Used for) Financing Activities	282	(381)	(259)	(29)	(387)
Effects of Exchange Rate Changes on Cash	—	—	6	—	6
Net Increase (Decrease) in Cash and Cash Equivalents	—	503	128	—	631
Cash and Cash Equivalents, Beginning of Year	—	938	235	—	1,173
Cash and Cash Equivalents, End of Year	$ —	$1,441	$ 363	$ —	$1,804

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Information regarding changes in accountants is set forth under the caption "INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS" in our proxy statement to be filed on or about April 12, 2012 for the Annual Meeting of Stockholders to be held May 24, 2012 (the "Proxy Statement") and is incorporated herein by reference.

There were no disagreements with accountants on accounting and financial disclosure.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of disclosure controls and procedures. As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by this report, our disclosure controls and procedures were adequate and effective and designed to ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting. Management's Report on Internal Control Over Financial Reporting as of January 28, 2012 is set forth in Item 8. Financial Statements and Supplementary Data.

Attestation Report of the Registered Public Accounting Firm. The Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting as of January 28, 2012 is set forth in Item 8. Financial Statements and Supplementary Data.

Changes in internal control over financial reporting. There were no changes in our internal control over financial reporting that occurred in the fourth quarter 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

After the Annual Meeting of Stockholders held on May 26, 2011, the Board determined to hold the advisory "say on pay" vote every year.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Information regarding our directors is set forth under the captions "ELECTION OF DIRECTORS—Nominees and Directors", "—Director Independence", "—Board Leadership Structure"; "—Risk Oversight: Certain Compensation Matters", "—Information Concerning the Board of Directors", "—Committees of the Board of Directors", "—Meetings of the Company's Non-Management Directors", "—Communications with the Board", "—Attendance at Annual Meetings", "—Code of Conduct and Related Person Transaction Policy", "—Copies of the Company's Code of Conduct, Corporate Governance Principles and Related Person Transaction Policy and Committee Charters", and "SECURITY OWNERSHIP OF DIRECTORS AND MANAGEMENT" in the Proxy Statement and is incorporated herein by reference. Information regarding compliance with Section 16(a) of the Securities Exchange Act of 1934, as amended, is set forth under the caption "SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE" in the Proxy Statement and is incorporated herein by reference. Information regarding executive officers is set forth herein under the caption "EXECUTIVE OFFICERS OF THE REGISTRANT" in Part I.

ITEM 11. EXECUTIVE COMPENSATION.

Information regarding executive compensation is set forth under the caption "COMPENSATION-RELATED MATTERS" in the Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Information regarding the security ownership of certain beneficial owners and management is set forth under the captions "SECURITY OWNERSHIP OF DIRECTORS AND MANAGEMENT" in the Proxy Statement and "SHARE OWNERSHIP OF PRINCIPAL STOCKHOLDERS" in the Proxy Statement and is incorporated herein by reference.

The following table summarizes share and exercise price information about Limited Brands' equity compensation plans as of January 28, 2012.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plan (excluding securities reflected in column (a))
Equity compensation plans approved by security holders(1)	20,482,054	$17.26(2)	18,919,191
Equity compensation plans not approved by security holders	—	—	—
Total	20,482,054	$17.26	18,919,191

(1) Includes the following plans: Limited Brands, Inc. 2011 Stock Option and Performance Incentive Plan, Limited Brands, Inc. 1993 Stock Option and Performance Incentive Plan (2009 restatement), Limited Brands, Inc. 1996 Stock Plan for Non-Associate Directors and 2003 Stock Award and Deferred Compensation Plan for Non-Associate Directors.

(2) Does not include outstanding rights to receive Common Stock upon the vesting of restricted shares awards.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Information regarding certain relationships and related transactions is set forth under the caption "ELECTION OF DIRECTORS—Nominees and Directors" and "—Director Independence" in the Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Information regarding principal accountant fees and services is set forth under the captions "INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS—Audit fees", "—Audit related fees", "—Tax fees", "—All other fees" and "—Pre-approval policies and procedures" in the Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) (1) Consolidated Financial Statements

The following consolidated financial statements of Limited Brands, Inc. and subsidiaries are filed as part of this report under Item 8. Financial Statements and Supplementary Data:

Management's Report on Internal Control Over Financial Reporting

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements

Consolidated Statements of Income for the Years Ended January 28, 2012, January 29, 2011 and January 30, 2010

Consolidated Statements of Comprehensive Income for the Years Ended January 28, 2012, January 29, 2011 and January 30, 2010

Consolidated Balance Sheets as of January 28, 2012 and January 29, 2011

Consolidated Statements of Total Equity for the Years Ended January 28, 2012, January 29, 2011 and January 30, 2010

Consolidated Statements of Cash Flows for the Years Ended January 28, 2012, January 29, 2011 and January 30, 2010

Notes to Consolidated Financial Statements

(a) (2) Financial Statement Schedules

Schedules have been omitted because they are not required or are not applicable or because the information required to be set forth therein either is not material or is included in the financial statements or notes thereto.

(a) (3) List of Exhibits

3. Articles of Incorporation and Bylaws.

3.1 Certificate of Incorporation of the Company, dated March 8, 1982 incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2001.

3.2 Certificate of Amendment of Certificate of Incorporation, dated May 19, 1986 incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2001.

3.3 Certificate of Amendment of Certificate of Incorporation, dated May 19, 1987 incorporated by reference to Exhibit 3.3 to the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2001.

3.4 Certificate of Amendment of Certificate of Incorporation dated May 31, 2001 incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 5, 2001.

3.5 Amended and Restated Bylaws of the Company incorporated by reference to Exhibit 3 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 3, 2003.

4. Instruments Defining the Rights of Security Holders.

4.1 Conformed copy of the Indenture dated as of March 15, 1988 between the Company and The Bank of New York, incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3 (File no. 333-105484) dated May 22, 2003.

4.2 Proposed form of Debt Warrant Agreement for Warrants attached to Debt Securities, with proposed form of Debt Warrant Certificate incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-3 (File no. 33-53366) originally filed with the Securities and Exchange Commission (the "Commission") on October 16, 1992, as amended by Amendment No. 1 thereto, filed with the Commission on February 23, 1993 (the "1993 Form S-3").

4.3 Proposed form of Debt Warrant Agreement for Warrants not attached to Debt Securities, with proposed form of Debt Warrant Certificate incorporated by reference to Exhibit 4.3 to the 1993 Form S-3.

4.4 Indenture, dated as of February 19, 2003 between the Company and The Bank of New York, incorporated by reference to Exhibit 4 to the Company's Registration Statement on Form S-4 (File no. 333-104633) dated April 18, 2003.

4.5 First Supplemental Indenture dated as of May 31, 2005 among the Registrant, The Bank of New York and The Bank of New York Trust Company, N.A. incorporated by reference to Exhibit 4.1.2 to the Company's Registration Statement on Form S-3 (Reg. No. 333-125561) filed June 6, 2005.

4.6 Second Supplemental Indenture dated as of July 17, 2007 between the Registrant and The Bank of New York Trust Company, N.A. incorporated by reference to Exhibit 4.1.4 to the Company's Registration Statement on Form S-3 (Reg. No. 333-146420) filed October 1, 2007.

4.7 Third Supplemental Indenture dated as of May 4, 2010 between the Registrant and The Bank of New York Mellon Trust Company, N.A. incorporated by reference to Exhibit 4.1.4 to the Company's Registration Statement on Form S-3 (Reg. No. 333-170406) filed on November 5, 2010.

4.8 Amendment and Restatement Agreement, dated as of July 15, 2011, among Limited Brands, Inc., the Lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent, under the Amended and Restated Five-Year Revolving Credit Agreement dated as of October 6, 2004, as amended and restated as of November 5, 2004, March 22, 2006, August 3, 2007, February 19, 2009 and March 8, 2010, incorporated by reference to Exhibit 4.1 to the Company's Form 10-Q dated August 31, 2011.

4.9 Indenture, dated as of June 19, 2009, among Limited Brands, Inc, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.1 to the Company's Form 8-K dated June 24, 2009.

4.10 Registration Rights Agreement, dated as of June 19, 2009, among Limited Brands, Inc., the guarantors named therein and J.P. Morgan Securities Inc., as representative of the initial purchasers, incorporated by reference to Exhibit 4.2 to the Company's Form 8-K dated June 24, 2009.

4.11 Fourth Supplemental Indenture dated as of January 29, 2011 between the Registrant and The Bank of New York Mellon Trust Company, N.A. incorporated by reference to Exhibit 4.1.5 to the post-effective amendment to the Company's Registration Statement on Form S-3 (Reg. No. 333-170406) filed on November 5, 2010.

4.12 Form of Fifth Supplemental Indenture between the Registrant and The Bank of New York Mellon Trust Company, N.A. incorporated by reference to Exhibit 4.1.6 to the post-effective amendment to the Company's Registration Statement on Form S-3 (Reg. No. 333-170406) filed on November 5, 2010.

10. Material Contracts.

10.1 Officers' Benefits Plan incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 1989 (the "1988 Form 10-K").**

10.2 The Limited Supplemental Retirement and Deferred Compensation Plan incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2001.**

10.3 Form of Indemnification Agreement between the Company and the directors and executive officers of the Company incorporated by reference to Exhibit 10.4 to the 1998 Form 10-K.**

10.4 Supplemental schedule of directors and executive officers who are parties to an Indemnification Agreement incorporated by reference to Exhibit 10.5 to the 1998 Form 10-K.**

10.5 The 1993 Stock Option and Performance Incentive Plan of the Company, incorporated by reference to Exhibit 4 to the Company's Registration Statement on Form S-8 (File No. 33-49871).**

10.6 Limited Brands, Inc. (formerly The Limited, Inc.) 1996 Stock Plan for Non-Associate Directors incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended November 2, 1996.**

10.7 Limited Brands, Inc. (formerly The Limited, Inc.) Incentive Compensation Performance Plan incorporated by reference to Exhibit A to the Company's Proxy Statement dated April 14, 1997.**

10.8 Agreement dated as of May 3, 1999 among Limited Brands, Inc. (formerly The Limited, Inc.), Leslie H. Wexner and the Wexner Children's Trust, incorporated by reference to Exhibit 99 (c) 1 to the Company's Schedule 13E-4 dated May 4, 1999.

10.9 The 1998 Restatement of Limited Brands, Inc. (formerly The Limited, Inc.) 1993 Stock Option and Performance Incentive Plan incorporated by reference to Exhibit A to the Company's Proxy Statement dated April 20, 1998.**

10.10 The 2002 Restatement of Limited Brands, Inc. (formerly The Limited, Inc.) 1993 Stock Option and Performance Incentive Plan, incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 2003.**

10.11 Limited Brands, Inc. Stock Award and Deferred Compensation Plan for Non-Associate Directors incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 (File no. 333-110465) dated November 13, 2003.**

10.12 Limited Brands, Inc. 1993 Stock Option and Performance Incentive Plan (2003 Restatement) incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-8 (File no. 333-110465) dated November 13, 2003.**

10.13 Limited Brands, Inc. 1993 Stock Option and Performance Incentive Plan (2004 Restatement) incorporated by reference to Appendix A to the Company's Proxy Statement dated April 14, 2004.**

10.14 Form of Aircraft Time Sharing Agreement between Limited Service Corporation and participating officers and directors incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q dated December 8, 2004.**

10.15 Employment Agreement dated as of January 17, 2005 among Limited Brands, Inc., The Limited Service Corporation and Martyn Redgrave incorporated by reference to Exhibit 10.1 to the Company's Form 8-K dated January 19, 2005.**

10.16 Limited Brands, Inc. Stock Option Award Agreement incorporated by reference to Exhibit 10.29 to the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 2005.**

10.17 Form of Amended and Restated Aircraft Time Sharing Agreement between Limited Service Corporation and participating officers and directors incorporated by reference to Exhibit 10.30 to the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 2005.**

10.18 Form of Stock Ownership Guideline incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 2005.**

10.19 Employment Agreement dated as of November 24, 2006 among Limited Brands, Inc., Victoria's Secret Direct, LLC, and Sharen Jester Turney incorporated by reference to Exhibit 10.28 to the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2007.**

10.20 Employment Agreement effective as of April 9, 2007 among Limited Brands, Inc. and Stuart Burgdoerfer incorporated by reference to Exhibit 10.2 to the Company's Form 8-K dated April 11, 2007.**

10.21 Amendment to Employment Agreement dated as of March 28, 2008 among Limited Brands, Inc., and Sharen Jester Turney incorporated by reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2008.**

10.22 Limited Brands, Inc. 1993 Stock Option and Performance Incentive Plan (2009 Restatement) incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 (File no. 333-110465) dated September 10, 2009.**

10.23 Employment Agreement dated as of July 5, 2011 among Bath & Body Works Brand Management, Inc. and Nicholas P. M. Coe filed hereto at Exhibit 10.23.

10.24 Employment Agreement dated as of December 31, 2007 among Limited Brands, Inc., Beauty Avenues, LLC, and Charles C. McGuigan, as amended by Amendment to Agreement dated December 1, 2008 and Form of Employment Agreement Amendment effective as of March 15, 2012 filed hereto at Exhibit 10.24 as a result of Mr. McGuigan becoming a named executive officer pursuant to item 402 of Regulation S-K.

10.25 The Limited Brands Inc. 2011 Stock Option and Performance Incentive Plan originally incorporated by reference to Appendix A to the Company's Proxy Statement dated April 11, 2011 and Amended and Restated dated July 21, 2011 filed hereto at Exhibit 10.25.

12. Computation of Ratio of Earnings to Fixed Charges.

14. Code of Ethics—incorporated by reference to the definitive Proxy Statement to be filed on or about April 12, 2012.

21. Subsidiaries of the Registrant.

23.1 Consent of Ernst & Young LLP.

24. Powers of Attorney.

31.1 Section 302 Certification of CEO.

31.2 Section 302 Certification of CFO.

32. Section 906 Certification (by CEO and CFO).

** Identifies management contracts or compensatory plans or arrangements.

(b) Exhibits.

The exhibits to this report are listed in section (a)(3) of Item 15 above.

(c) Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2012

LIMITED BRANDS, INC. (registrant)

By: /s/ STUART B. BURGDOERFER

Stuart B. Burgdoerfer,
Executive Vice President,
Chief Financial Officer *

* Mr. Burgdoerfer is the principal financial officer and the principal accounting officer and has been duly authorized to sign on behalf of the Registrant.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on January 28, 2012:

Signature	Title
/s/ LESLIE H. WEXNER** Leslie H. Wexner	Chairman of the Board of Directors and Chief Executive Officer
/s/ DENNIS S. HERSCH** Dennis S. Hersch	Director
/s/ JAMES L. HESKETT** James L. Heskett	Director
/s/ DONNA A. JAMES** Donna A. James	Director
/s/ DAVID T. KOLLAT** David T. Kollat	Director
/s/ WILLIAM R. LOOMIS, JR.** William R. Loomis, Jr.	Director
/s/ JEFFREY H. MIRO** Jeffrey H. Miro	Director
/s/ ALLAN R. TESSLER** Allan R. Tessler	Director
/s/ ABIGAIL S. WEXNER** Abigail S. Wexner	Director
/s/ RAYMOND ZIMMERMAN** Raymond Zimmerman	Director

** The undersigned, by signing his name hereto, does hereby sign this report on behalf of each of the above-indicated directors of the registrant pursuant to powers of attorney executed by such directors.

By /s/ STUART B. BURGDOERFER

Stuart B. Burgdoerfer
Attorney-in-fact

Executive Officers

Leslie H. Wexner

Chairman and Chief Executive Officer,
Limited Brands, Inc.

Stuart B. Burgdoerfer

Executive Vice President and Chief Financial Officer,
Limited Brands, Inc.

Nicholas P. M. Coe

Chief Executive Officer,
Bath and Body Works

Charles C. McGuigan

President and Chief Executive Officer,
Mast Global

Jane L. Ramsey

Executive Vice President, Human Resources,
Limited Brands, Inc.

Martyn R. Redgrave

Executive Vice President and Chief Administrative Officer,
Limited Brands, Inc.

Sharen J. Turney

President and Chief Executive Officer,
Victoria's Secret

Board of Directors

Leslie H. Wexner (5)

Chairman and Chief Executive Officer, Limited Brands, Inc.
Columbus, Ohio

Dennis S. Hersch (3)

President, N.A. Property, Inc.
New York, New York

James L. Heskett (2, 4)

Baker Foundation Professor Emeritus, Graduate School of Business Administration, Harvard University
Boston, Massachusetts

Donna A. James (1,4)

Managing Director, Lardon & Associates LLC
Columbus, Ohio

David T. Kollat (2,3)

Chairman, 22, Inc.
Westerville, Ohio

William R. Loomis, Jr. (1,3)

Investor
Santa Barbara, California

Jeffrey H. Miro (2, 4)

Partner, Honigman Miller Schwartz and Cohn LLP
Bloomfield Hills, Michigan

Allan R. Tessler (1, 3, 4, 5)

Chairman and Chief Executive Officer, International Financial Group, Inc.
Wilson, Wyoming

Abigail S. Wexner (3)

Attorney at Law
Columbus, Ohio

Raymond Zimmerman (1, 3)

Chief Executive Officer, Service Merchandise LLC
Boca Raton, Florida

1 = Member of the Audit Committee
2 = Member of the Compensation Committee
3 = Member of the Finance Committee
4 = Member of the Nominating and Governance Committee
5 = Member of the Executive Committee

Company Information

Headquarters

Limited Brands, Inc.
Three Limited Parkway
Columbus, Ohio 43230

614.415.7000
www.limitedbrands.com

Stock Exchange Listing

New York Stock Exchange
(Trading Symbol "LTD")

Information Requests

Through our website:	www.limitedbrands.com
Upon written request to:	Limited Brands, Inc. Investor Relations Three Limited Parkway Columbus, Ohio, 43230
By calling:	614.415.6400

Limited Brands, Inc.

Founded 1963

as of January 28, 2012:
Number of associates: 97,000
Approximate shareholder base: 179,000

Annual Meeting of Shareholders

9:00 A.M., Thursday, May 24, 2012
Three Limited Parkway
Columbus, Ohio 43230

Independent Public Accountants

Ernst & Young LLP
Columbus, Ohio

Stock Transfer Agent, Registrar, and Dividend Agent

Computershare
P.O. Box 358015
Pittsburgh, PA 15252-8015

866.875.7975
www.bnymellon.com/shareowner/equityaccess

Available on our website, www.limitedbrands.com:

- Anticipated release dates for monthly sales and quarterly earnings
- Live webcasts of the quarterly earnings conference calls
- Audio replays of monthly sales and quarterly earnings conference calls. Audio replays are also available by dialing 866.NEWS.LTD (866.639.7583).

NYSE Certification Statement

Our Chief Executive Officer and Chief Financial Officer have filed the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 with the Securities and Exchange Commission as exhibits to our Form 10-K for the fiscal year ended January 28, 2012. In addition, our Chief Executive Officer filed a separate annual certification to the New York Stock Exchange following our annual shareholders' meeting on May 26, 2011.

ADMITTANCE SLIP
2012 ANNUAL MEETING OF STOCKHOLDERS

Date, Time and Place of Meeting:

Date: Thursday, May 24, 2012

Time: 9:00 a.m., Eastern Time

Place: Limited Brands, Inc.
Three Limited Parkway
Columbus, Ohio 43230

Attending the Meeting:

Stockholders who plan to attend the meeting in person must bring this admittance slip and a photo identification to gain access. Because of necessary security precautions, bags, purses and briefcases may be subject to inspection. To speed the admissions process, stockholders are encouraged to bring only essential items. Cameras, camcorders or video taping equipment are not allowed. Photographs or video taken by Limited Brands at the meeting may be used by Limited Brands. By attending, you waive any claim or rights to these photographs.

For more information about attending the annual meeting, please visit the website at **http://www.limitedbrands.com/investors** or contact Limited Brands Investor Relations at (614) 415-7073.

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